
08040772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

REPUBLIC OF HUNGARY
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended December 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S- N/A
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- N/A
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2006
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

√ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on March 5, 2008.

REPUBLIC OF HUNGARY

By: /s/ Ferenc Szarvas
Name: Ferenc Szarvas
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXHIBIT INDEX

Exhibit Number	Description
1	**The latest annual budget of the Republic as set forth in Act CLXIX of 2007 on the budget of the Republic of Hungary for the year 2008 (*a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 23, 2007, which is referred to as Exhibit 99.C in the Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2006 and filed on March 13, 2008.**
2	**Power of Attorney dated November 23, 2007.***

* Incorporated by reference from the Annual Report on Form 18-K filed on November 23, 2007, file No. 033-49294-01.

Exhibit 1

The latest annual budget of the Republic as set forth in Act CLXIX of 2007 on the budget of the Republic of Hungary for the year 2008 (*a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 23, 2007


MAGYAR KÖZLÖNY

A MAGYAR KÖZTÁRSASÁG HIVATALOS LAPJA

Budapest,

2007. december 23.,

vasárnap

183. szám

1. kötet*

1–4. kötet ára:

18 921,– Ft

TARTALOMJEGYZÉK

A tartalomjegyzék a 13938. oldalon folytatódik.

* Felhívjuk olvasóink figyelmét, hogy a Magyar Közlöny 183. száma terjedelmi okok miatt 1–4. kötetben jelenik meg.

TARTALOMJEGYZÉK

A tartalomjegyzék a 13939. oldalon folytatódik.

TARTALOMJEGYZÉK

Oldal

II. rész JOGSZABÁLYOK

Törvények

2007. évi CLXIX. törvény

a Magyar Köztársaság 2008. évi költségvetéséről*

Az Országgyűlés a Magyar Köztársaság 2008. évi költségvetéséről az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 28. §-a alapján a következő törvényt alkotja:

ELSŐ RÉSZ

A MAGYAR KÖZTÁRSASÁG 2008. ÉVI KÖZPONTI KÖLTSÉGVETÉSE

Első Fejezet

A KÖZPONTI KÖLTSÉGVETÉS KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY MÉRTÉKE ÉS FINANSZÍROZÁSÁNAK MÓDJA

1. § Az Országgyűlés a központi költségvetés 2008. évi

a) bevételi főösszegét 7 899 542,1 millió forintban,

b) kiadási főösszegét 9 017 138,9 millió forintban,

c) hiányát 1 117 596,8 millió forintban

állapítja meg.

2. § (1) Az 1. §-ban megállapított kiadási és bevételi főösszegek, valamint a központi költségvetési szervek és a fejezeti kezelésű előirányzatok saját bevétellel nem fedezett kiadásaihoz nyújtott költségvetési támogatási előirányzatok költségvetési fejezetek, címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok és kiemelt előirányzatok szerinti részletezését e törvény *1. számú melléklete* tartalmazza.

(2) A központi költségvetés mérlegét az Országgyűlés az e törvény *2. számú mellékletében* foglaltak szerint hagyja jóvá.

3. § Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a központi költségvetés 2008. évi hiányát finanszírozza, a Kincstári Egységes Számla (a továbbiakban: KESZ) folyamatos likviditását biztosítsa és a központi költségvetés adósságát, valamint a Magyar Államkincstár (a továbbiakban: Kincstár) által kezelt követeléseit kezelje.

* A törvényt az Országgyűlés a 2007. december 17-i ülésnapján fogadta el.

Második Fejezet

A KÖZPONTI KÖLTSÉGVETÉS EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

A központi költségvetés tartalék-előirányzatai

4. § (1) Céltartalék szolgál a X. Miniszterelnökség fejezet, 20. cím, 2. alcím, 1. Különféle személyi kifizetések jogcím-csoporton

a) a központi költségvetési szerveknél – ideértve a Magyar Tudományos Akadémiához tartozó, költségvetési rendben gazdálkodó intézményeket és a társadalombiztosítási költségvetési szerveket is – a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatásmegtakarítást eredményező létszámcsökkentések személyi kifizetéseinek,

b) az Európai Unió intézményeiben foglalkoztatott köztisztviselő és hivatásos állományú nemzeti szakértők számára külön kormányrendeletben meghatározott kiadásoknak,

c) a központi államigazgatási szerveknél, továbbá azok területi és helyi szerveinél a diplomás pályakezdő fiatalok munkatapasztalat-szerzése támogatásának,

d) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetéseknek,

e) a száz százalékban állami, illetve helyi önkormányzati tulajdonú, 2006. december 31-én közhasznú vagy gazdasági társasági formában működő aktív fekvőbeteg-szakellátást biztosító egészségügyi szolgáltatók feladatellátása racionálisabb megszervezése érdekében történő 2007–2008. évi létszámcsökkentések 2008. évben esedékessé váló személyi kifizetéseinek,

f) azon nem száz százalékban állami, illetve helyi önkormányzati tulajdonú, valamint az egyházak, az alapítványok által fenntartott közhasznú vagy gazdasági társasági formában működő aktív fekvőbeteg-szakellátást biztosító egészségügyi szolgáltatók részére, amelyek 2007-ben az Egészségbiztosítási Alap terhére pályázat útján nyertek támogatást feladatellátásuk racionálisabb megszervezése érdekében történt létszámcsökkentésükhöz, a 2007–2008. évi létszámcsökkentések 2008. évben esedékessé váló személyi kifizetéseinek

részbeni, illetőleg teljes fedezetére. A többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, folyósításának, elszámolásának, a felhasználás ellenőrzésének szabályait az *a)–c), e)–f)* pontok tekintetében a Kormány rendeletben állapítja meg, a *d)* pont vonatkozásában külön törvényben foglaltak az irányadók.

Az *e)–f)* pontok alatti személyi kör esetében a személyi kifizetésekhez adott költségvetési hozzájárulás nem haladhatja meg azt a mértéket, amely a szervezetet az elbocsá-

tásra tekintettel akkor terhelné, ha arra a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény alkalmazásával kerülne sor.

(2) Az (1) bekezdés szerinti céltartalék terhére a Kormány engedélyével támogathatók azok a 2008. évben esedékessé váló személyi kifizetések, valamint az azokhoz kapcsolódó munkaadókat terhelő járulékok, amelyek a 2006–2008. évben elrendelt szervezeti és egyéb intézkedésekkel összefüggésben a költségvetési szerv tervezettől eltérő fizetési kötelezettsége esetén keletkeztek.

(3) Az (1) bekezdés *a)* pontjában és a (2) bekezdésben megjelölt kifizetésekre igényt nyújthatnak be azon központi költségvetési szervek is, amelyek kiadási előirányzatát teljes egészében a saját bevételük fedezi.

(4) Felhatalmazást kap a Kormány, hogy az (1) bekezdés szerinti céltartalék előirányzatból átcsoportosítson a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet 5. Központosított előirányzatok cím e törvény *5. számú mellékletében* szereplő 9. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása és 26. A 2008. évi bérpolitikai intézkedések támogatása jogcímekre, amennyiben e jogcímeken rendelkezésre álló előirányzat már felhasználásra került.

(5) Az (1)–(3) bekezdés szerinti támogatási igények jogosságát elbíráló és annak szabályszerű felhasználását ellenőrző állami szerv a létszámcsökkentéssel érintett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljeskörűen megismerheti és kezelheti:

a) név, anyja neve, születési név,

b) születési hely, születési idő,

c) a munkaviszony megszűnés/megszüntetés jogcíme,

d) szolgálati és közszolgálati idő,

e) besorolás és munkakör megnevezése,

f) a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,

g) a munkavégzés alóli felmentés kezdő és záró időpontja,

h) a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok (felmentés és végkielégítés összege),

i) a foglalkoztatási jogviszonnyal kapcsolatos egyéb adatok (pl. a felmentés indokául szolgáló adatok, egyéb a munkaviszonnyal kapcsolatos kódok).

(6) Az (5) bekezdés szerinti személyes adatokat az igényeket elbíráló és ellenőrző szervezet a támogatási döntést követő öt év elteltével köteles oly módon megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

(7) Az (1) bekezdés szerinti céltartalék terhére kell biztosítani a 2007. év után járó tizenharmadik havi illetmény egy részének külön törvény szerinti kifizetését. A támogatás feltételeinek megállapítására és az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

(8) Az (1) bekezdés szerinti céltartalék terhére támogatható a közszférában dolgozók, továbbá az országgyűlési képviselők és az európai parlamenti képviselők részére a 2008. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetése. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

5. § A központi költségvetési szerveknél foglalkoztatottak munkateljesítményeinek elismerésére céltartalék szolgál a X. Miniszterelnökség fejezet, 20. cím, 2. alcím, 2. Központi teljesítményösztönzési és -értékelési keret jogcím-csoporton. A keret felhasználásának teljesítményelv-érvényesítésen alapuló szempontjait, a támogatásban részesíthető költségvetési szervek körét, az igénylés feltételeit a Kormány állapítja meg.

Az állam vagyonával és a felhalmozásokkal kapcsolatos rendelkezések

6. § (1) Az állam tulajdonában lévő vállalkozói vagyon értékesítéséről szóló 1995. évi XXXIX. törvény (a továbbiakban: Priv. tv.) 23. §-a (2) bekezdése alapján képzett privatizációs tartalék számlája és az Állami Privatizációs és Vagyonkezelő Zrt. (a továbbiakban: ÁPV Zrt.) hozzárendelt vagyonának számlája 2007. december 31-én megszűnik. E számlák 2007. évi záró állományát költségvetési bevételként elszámolni nem kell.

(2) Azokat a kötelezettségeket, amelyeket az ÁPV Zrt. a Priv. tv. 23. §-a (2) bekezdése alapján képzett privatizációs tartalékból teljesített, 2008. január 1-jétől a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet terhére kell teljesíteni.

(3) Az ÁPV Zrt. saját vagyonának – az állami vagyonról szóló 2007. évi CVI. törvény (a továbbiakban: Vtv.) 60. §-ának (4) bekezdése alapján a Magyar Államra szálló – pénzállományának 2007. évi záróállományát költségvetési bevételként elszámolni nem kell.

7. § (1) A 2008. évben a Magyar Nemzeti Vagyonkezelő Zrt. (a továbbiakban: MNV Zrt.) hitelfelvételre, értékpapír kibocsátására és kezességvállalásra nem jogosult.

(2) Az MNV Zrt. 2008. évben hitelt és kölcsönt csak a Vtv. hatálya alá tartozó állami tulajdonú gazdasági társaságok részére nyújthat a Kormány előzetes jóváhagyásával.

(3) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzatból 5000,0 millió forintot a pénzügyminiszter, az 5000,0 millió forintot meghaladó összeget a Kormány átcsoportosíthat a fejezetben szereplő kiadási előirányzatokra.

(4) A Vtv. 28. §-a (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 25,0 millió forint.

(5) A Vtv. 33. §-a (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 25,0 millió forint.

(6) A Vtv. 35. §-a (2) bekezdésének *i)* pontjában meghatározott egyedi bruttó forgalmi érték 25,0 millió forint.

(7) A Vtv. 36. §-a (3) bekezdésében meghatározott egyedi könyv szerinti bruttó érték 1000,0 millió forint. Az 1000,0 millió forint egyedi könyv szerinti bruttó értéket el nem érő vagyontárgy ingyenes tulajdonba adásáról a Nemzeti Vagyongazdálkodási Tanács – az állami vagyon felügyeletéért felelős miniszter útján – az átadással kapcsolatban kialakított álláspontjának ismertetésével egyidejűleg a Kormány nyilvános döntését kérheti.

(8) A Vtv. 36. §-a (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2008. évi összesített értéke 15 000,0 millió forint lehet.

8. § (1) A központi költségvetési szervek állami tulajdonú ingatlanok használatáért a Vtv. 28. §-a (2) bekezdése szerint fizetendő bérleti díj fedezetét szolgáló, a X. Miniszterelnökség fejezet 20. cím, 2. alcím, 3. Központi költségvetési szervek bérleti díjának fedezete jogcím-csoporton szereplő kiadási előirányzat felhasználására a központi költségvetési szervek és az MNV Zrt. közötti bérleti szerződés hatálybalépését követően kerülhet sor.

(2) Felhatalmazást kap a Kormány, hogy az (1) bekezdés szerinti előirányzatból a bérleti szerződés alapján keletkező fizetési kötelezettség teljesítéséhez szükséges kiadási többlet előirányzatot megállapítsa és az érintett fejezetek költségvetésébe átcsoportosítsa.

(3) Az állami tulajdonú gazdasági társaságoktól 2008. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(4) Az üvegházhatású gázok kibocsátási egységeinek kereskedelméről szóló 2005. évi XV. törvény (a továbbiakban: Üht.) által létrehozott kibocsátási egységek értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 1. cím, 1. Értékesítési bevételek alcímén, külön jogcímcsoportként kell elszámolni.

(5) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet bevételeként kell elszámolni.

9. § (1) A helyi, helyi kisebbségi önkormányzatok tekintetében az Áht. 108. §-ának (1) bekezdésében szabályozott versenytárgyalás alkalmazása kötelező, amennyiben az érintett vagyontárgy forgalmi értéke a 25,0 millió forintot meghaladja. A helyi önkormányzat rendeletében, valamint a helyi kisebbségi önkormányzat határozatában ennél kisebb összeget is meghatározhat.

(2) Az Áht. 108. §-ának (4) bekezdésében foglaltak alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

10. § (1) A 2008. év során a Nemzeti Infrastruktúra Fejlesztő Zrt. és az Állami Autópálya Kezelő Zrt. az Áht. 100. §-ának (1) bekezdésében meghatározott egyes pénzügyi műveletek végzésére 5000,0 millió forint összeghatár alatt a pénzügyminiszter és a gazdasági és közlekedési miniszter együttes jóváhagyásával, 5000,0 millió forint összeghatár felett a Kormány jóváhagyásával jogosult.

(2) A Magyar Állam által kibocsátott értékpapírok adásvételére az (1) bekezdésben foglalt korlátozás nem vonatkozik.

(3) Az (1) bekezdésben szereplő gazdasági társaságok adósságállománya csak a Kormány jóváhagyásával haladhatja meg az 5000,0 millió forintot.

(4) Az (1) és (3) bekezdés szerinti korlátozások mindaddig vonatkoznak e gazdasági társaságokra, amíg többségi állami tulajdonban vannak.

A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

11. § (1) A Magyar Kereskedelmi Engedélyezési Hivatal 1416,8 millió forintot, a Magyar Bányászati és Földtani Hivatal 264,1 millió forintot, a Nemzeti Közlekedési Hatóság 7647,8 millió forintot, a Közlekedésfejlesztési Koordinációs Központ 135,5 millió forintot, a Magyar Vasúti Hivatal 74,6 millió forintot köteles 2008. évben befizetni a bevételeiből a pénzügyminiszter által jóváhagyott ütemezési terv szerint a központi költségvetés részére, melyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hó 20. napja, a negyedik negyedévben december 10-e.

(2) A Nemzeti Hírközlési Hatóság 5963,4 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára – beleértve a frekvenciahasználati díjakból származó bevételeket is –, február 20-tól július 20-ig havonta 350,0 millió forintot, valamint augusztus 20-tól december 10-ig havonta 650,0 millió forintot, továbbá december 20-ig 613,4 millió forintot.

(3) A Magyar Energia Hivatal 735,2 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A Magyar Szabadalmi Hivatal 361,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A földhivatalok 2385,8 millió forintot kötelesek befizetni a bevételeikből a központi költségvetés javára, havi

1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha a gazdasági és közlekedési miniszter felügyelete alá tartozó, az (1) bekezdésben említett költségvetési szervek a befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni, és a befizetést legkésőbb 2008. december 20-ig rendezni kell. A fejezeti egyensúlyi tartalék terhére a gazdasági és közlekedési miniszter hatáskörében a befizetési kötelezettség nem rendezhető.

12. § (1) A felsőoktatásról szóló 2005. évi CXXXIX. törvény (a továbbiakban: Ftv.) 129. §-ának (3) bekezdése szerinti, egy főre megállapított hallgatói normatíva 119 000 Ft/év, a doktori képzésben részt vevők egy főre megállapított támogatási normatívája 1 116 000 Ft/év, a köztársasági ösztöndíjban részesülők normatívája 340 000 Ft/év, a diákotthoni elhelyezés normatívája 116 500 Ft/év, a lakhatási támogatás normatívája 60 000 Ft/év, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája 11 900 Ft/év.

(2) A katonai és rendvédelmi felsőoktatási intézmények vezetőinek, oktatóinak és hallgatóinak jogállásáról szóló 1996. évi XLV. törvény 44. §-ának (1) bekezdése szerinti, a Rendőrtiszti Főiskola nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 298 000 Ft/fő/év.

(3) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 437 300 forint.

(4) A felsőoktatásról szóló 1993. évi LXXX. törvény 10/A. §-ában meghatározott Széchenyi István Ösztöndíj havi összege egyetemi docens (tudományos főmunkatárs) esetében a (3) bekezdésben megállapított összeg 30%-a, főiskolai tanár esetében a (3) bekezdésben megállapított összeg 25%-a, a Békésy György Posztdoktori Ösztöndíj havi összege oktató, illetve kutató esetében a (3) bekezdésben meghatározott összeg 20%-a, nem oktató esetében a (3) bekezdésben megállapított összeg 70%-a.

(5) A Bolyai János Kutatási Ösztöndíj havi összege 113 200 forint.

(6) A képzési hozzájárulást, amely a felsőoktatási intézmény bevételét képezi, 2008-ra úgy kell megtervezni, és 2009-ben e bevételről úgy kell elszámolni, hogy a képzési hozzájárulás fizetésére kötelezett hallgatók számából le kell vonni – a fizetésre kötelezettek tizenöt százalékát kitevő – mentességben részesülőket, és a fennmaradt létszámot kell beszorozni az irányadó – a hallgató által befizetett – képzési hozzájárulás összegével.

13. § (1) A központi költségvetési szervként működő felsőoktatási intézményeket az általuk ellátott közoktatási feladatokra az e törvény *3. számú melléklete* 15., 16.1–16.5., 17. pontjában, az 5. számú melléklet 6., 15., 16., 18., 22. pontjában, továbbá a *8. számú melléklet* I. részének 1. és 3. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és feltételek mellett normatív hozzájárulás és támogatás illeti meg.

(2) A központi költségvetési szervként működő felsőoktatási intézmények gyakorló intézményei esetén a 3. számú melléklet 15., 16.1–16.5. pontja szerinti jogcímek tekintetében a normatív hozzájárulások kétszerese jár.

(3) A (2) bekezdésben meghatározott támogatás igénybevételének feltétele, hogy a gyakorló intézményekben a tanterv közismereti tantárgyainak és az ahhoz kapcsolódó tanórán kívüli iskolai tevékenységnek, valamint az óvodai nevelési, a készség- és képességfejlesztési és tanórán kívüli iskolai tevékenységeknek legalább 70%-ában a hallgatók gyakorlati felkészítése történjék, továbbá az intézményi tanítási, illetve az óvodai foglalkozási időkeret 25%-át gyakorló iskolai, óvodai feladatokra fordítsák. Amennyiben a feladatok számosságának és az éves időkeretnek az előzőekben meghatározott százalékos mértékét nem éri el a feladatellátás, az igénybevétel jogosultságát ennek megfelelően arányosan kell megállapítani.

(4) Az (1)–(2) bekezdés szerinti központi költségvetési szerv a létszámjelentésben szereplő feladatmutatók alapján az intézményi költségvetésben meglévő és az (1) bekezdésben meghatározott normatíva alapján járó támogatás különbözetét a felügyeletét ellátó szervtől igényelheti.

(5) Az (1) bekezdésben meghatározott központi költségvetési szerv a tényleges, a tanügyi okmányok alapján dokumentált feladatmutatók szerint jogosult a normatív hozzájárulás és támogatás igénybevételére.

(6) Az (1)–(2) bekezdésben meghatározott közoktatási célú normatív hozzájárulások és támogatás elszámolása a központi költségvetési szervként működő felsőoktatási intézmény elszámoltatása szerint, annak részeként történik.

14. § (1) Az 1. számú mellékletben a Központosított bevételek címen szereplő előirányzatok a központi költségvetés központosított bevételeit képezik.

(2) A központosított bevételi előirányzatok beszedéséért – ha törvény másként nem rendelkezik – az adott fejezet felügyeletét ellátó szerv vezetője tartozik felelősséggel.

(3) A XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 26–27. alcímhez tartozó jogcím-csoportok, jogcímek költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. §-ának (2) bekezdése szerinti bevételeket.

(4) A XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 1. alcím, 4. jogcím-csoport, 2. Építésügyi célelőirányzatok jogcím terhére a bevételek mértékéig lehet kötelezettséget vállalni.

Harmadik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS ÉS AZ ÁLLAMHÁZTARTÁS TÖBBI ALRENDSZERÉNEK KAPCSOLATA

A) A helyi önkormányzatok és a központi költségvetés kapcsolatrendszere

A helyi önkormányzatok központi költségvetési kapcsolatokból származó forrásai

15. § (1) Az Országgyűlés a helyi önkormányzatok, valamint a helyi kisebbségi önkormányzatok és a többcélú kistérségi társulások normatív állami hozzájárulásának és normatív részesedésű átengedett személyi jövedelemadójának (a továbbiakban: normatív hozzájárulások) jogcímeit és fajlagos összegeit az e törvény 3. számú mellékletében foglaltak szerint állapítja meg.

(2) Az Országgyűlés felhasználási kötöttséggel járó normatív állami támogatást állapít meg a helyi önkormányzatok és a többcélú kistérségi társulások részére az e törvény 8. számú mellékletében meghatározott feltételek szerint.

(3) A pénzügyminiszter és az önkormányzati és területfejlesztési miniszter a normatív hozzájárulásokat és támogatásokat – az egyes jövedelempótló támogatások kiegészítése kivételével – a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az Áht. 64. §-a (1) bekezdésében meghatározott adatszolgáltatása szerinti feladatmutatók, mutatószámok alapján önkormányzatonként és jogcímenként együttes rendeletben hirdeti ki az Áht. 64. §-ának (3) bekezdése szerint.

16. § (1) Az Országgyűlés – a 15. § (2) bekezdésében meghatározottakon felül – további, felhasználási kötöttséggel járó állami támogatást állapít meg:

a) központosított előirányzatként az e törvény 5. számú mellékletében felsorolt, a helyi önkormányzatok és a többcélú kistérségi társulások által ellátandó feladatokra;

b) az önálló színházat fenntartó, illetve színházat vagy színházi produkciót támogató helyi önkormányzatok részére az e törvény 7. *számú mellékletében* foglalt részletezés szerint;

c) a helyi önkormányzatok címzett és céltámogatására, ez utóbbinál a 2008. évi új induló beruházások támogatási előirányzatának

ca) 15%-a a régió lakónépességének arányában,

cb) 85%-a a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségek lakónépessége alapján

kerül régiónként elosztásra e törvény *16. számú melléklete* szerint;

d) a helyi önkormányzatok fejlesztési és vis maior feladataira.

Az előirányzat a regionális fejlesztési tanácsokat illeti meg, melyből

da) a vis maior feladataik ellátásához 800,0 millió forint

daa) 60%-a a régióban található helyi önkormányzatok 2007. október 1-jei száma alapján,

dab) 40%-a a 2005. és a 2006. években ár-, belvíz, rendkívüli időjárás, illetve pince-, partfalomlás okozta károk enyhítéséhez jóváhagyott támogatás összege arányában kerül elosztásra,

db) az előirányzat *da)* pont szerinti összeggel csökkentett összegének

dba) 50%-a a területfejlesztési támogatásokról és a decentralizáció elveiről, a kedvezményezett térségek besorolásának feltételrendszeréről szóló 67/2007. (VI. 28.) OGY határozat (a továbbiakban: OGY határozat) III. 2. pontjának *ba)* alpontja alapján,

dbb) 50%-a az OGY határozat III. 2. pontjának *bb)* alpontja alapján

kerül elosztásra.

A támogatás régiónkénti összegét e törvény 16. számú melléklete tartalmazza;

e) vis maior tartalékra;

f) a leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatására. Az előirányzat a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségek lakónépessége alapján a regionális fejlesztési tanácsokat illeti meg. A regionális fejlesztési tanácsok a támogatást a régióhoz tartozó leghátrányosabb kistérségekből érkező pályázatok között, az egyes kistérségek lakónépessége arányában osztják el. A támogatás régiónkénti összegét e törvény 16. számú melléklete tartalmazza;

g) a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatokra.

(2) A normatív hozzájárulások és támogatások lemondásból felszabaduló előirányzatai – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – az itt meghatározott sorrendben növelik az e törvény *6. számú mellékletének* 1. pontjában, az 1. számú melléklet IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 11. Vis maior tartalék cím, a 6. számú mellékletének 3. pontjában, valamint 2. pontjában meghatározott előirányzatokat. Ugyanilyen sorrendben növeli továbbá ezen előirányzatokat az intézményátadásból felszabaduló olyan összeg, amely a 31. § szerint nem illeti meg az átvevő intézményt.

(3) Amennyiben az e törvény 13. §-a, illetve 31. §-a szerint normatív hozzájárulásokra és támogatásokra jogosult év közben feladatot ad át a feladat ellátására kötelezett he-

lyi önkormányzat részére, az így felszabaduló előirányzattal az érintett fejezet előirányzata csökken, a helyi önkormányzatot megillető normatív hozzájárulás és támogatás előirányzata megemelkedik a 3. és 8. számú melléklet igényjogosultsági szabályai alapján.

(4) Ha a helyi önkormányzat normatív hozzájárulásról és támogatásról való lemondása olyan – nem helyi önkormányzat részére történő – feladatellátással függ össze, amelyre a feladatot átvevő jogosult az e törvény 13. §-a vagy 31. §-a szerinti normatív hozzájárulás és támogatás igénybevételére, a feladatátadással év közben felszabaduló összeggel a helyi önkormányzatokat megillető normatív hozzájárulás és támogatás előirányzatát csökkenteni kell, és az annak további folyósításáról gondoskodó minisztériumi fejezet ilyen célú előirányzatát meg kell emelni.

17. § (1) Működőképességük megőrzése érdekében – a helyi önkormányzatokról szóló 1990. évi LXV. törvény (a továbbiakban: Ötv.) 87. §-ának (1) bekezdése alapján – kiegészítő támogatásra jogosultak az e törvény 6. számú mellékletében foglalt feltételeknek megfelelő települési önkormányzatok.

(2) A Fővárosi Önkormányzat látja el a közgyűlés által szabályozott módon a 22. § szabályai szerint – a Fővárosi Önkormányzat és a kerületi önkormányzatok tekintetében – az Ötv. 87. §-ának (1) bekezdésében meghatározott feladatot e törvény 6. számú melléklete 1. pontjának alkalmazásával. A Fővárosi Önkormányzat ehhez abban az esetben igényelhet támogatást, ha a Fővárosi Önkormányzat és a kerületi önkormányzatok költségvetéseinek összesített adataiból e törvény 6. számú mellékletének 1. pontja szerint forráshiány mutatható ki.

18. § Az Áht. 64/A. §-ának (4) bekezdése szerint megállapított, az állami támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából feladatmutatóhoz kapcsolódó normatív hozzájárulásnak és támogatásnak minősül az e törvény 3. számú melléklet 3., 6., 8. és 11–17. pontja és a 4. számú melléklet B) II. c) pontja, valamint a 8. számú melléklet I. rész 1. és 3. pontja, II. rész 3. pontja, továbbá III. és IV. része szerinti előirányzatok együttes összege.

19. § (1) A helyi önkormányzatokat együttesen az állandó lakóhely szerint az adózók által 2006. évre bevallott – az Adó- és Pénzügyi Ellenőrzési Hivatal (a továbbiakban: APEH) által településenként kimutatott – személyi jövedelemadó 40%-a illeti meg.

(2) A települési önkormányzatot az (1) bekezdés szerint a közigazgatási területére kimutatott személyi jövedelemadó 8%-a illeti meg.

(3) A helyi önkormányzatokat megillető személyi jövedelemadó megosztásának részletes szabályait a 4. számú melléklet tartalmazza.

Az illetékek és más bevételek szabályozása

20. § (1) Az APEH által 2008. január 1-jétől beszedett illetékbevételek 50%-a a központi költségvetést, 50%-a – csökkentve a (4) bekezdés szerinti költséggel – pedig a fővárosi, a megyei, illetve a megyei jogú városi önkormányzatokat illeti meg a (2)–(5) bekezdésben foglaltak szerint.

(2) A megyei jogú városi önkormányzatot illeti meg az APEH által beszedett illetékből az illetékességi szabályok szerint a megyei jogú városok illetékességi területén képződő illetékbevétel, csökkentve az (1) bekezdés szerinti központi bevételi részesedéssel, valamint a (4) bekezdés szerinti költséggel.

(3) Az APEH által beszedett és az illetékességi szabályok szerint kimutatott, a központi költségvetés bevételi részesedésével és a (2) bekezdés alapján a megyei jogú várost megillető összeggel csökkentett illetékbevétel

a) 35%-a közvetlenül a területileg érintett megyei önkormányzatot, valamint a Fővárosi Önkormányzatot,

b) 65%-ának kétharmada egyenlő összegben – egyhuszad részenként –, egyharmada a megye, valamint a főváros 2007. január 1-jei lakosságszáma arányában a megyei önkormányzatokat, valamint a Fővárosi Önkormányzatot illeti meg a (4) bekezdés szerinti költséggel csökkentve.

(4) Az illetékbeszedéssel kapcsolatos kiadásokra a Fővárosi Önkormányzattól a területén beszedett illetékbevétel 4%-a, a megyei és a megyei jogú városi önkormányzattól a területén beszedett illetékbevétel 8,5%-a visszatartásra kerül.

(5) A (2) és (3) bekezdés szerinti illetékbevételt a Kincstár a tárgyhónapot követő hónap 20-áig utalja át a fővárosi, a megyei és a megyei jogú városi önkormányzatok költségvetési elszámolási számlájára.

21. § (1) A gépjárműadóról szóló 1991. évi LXXXII. törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 100%-a az önkormányzatot illeti meg.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzatok által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

(3) A települési önkormányzat jegyzője által, külön jogszabályban meghatározott esetben jogerősen kiszabott környezetvédelmi bírság teljes összege, a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén jogerősen kiszabott és abból befolyt környezetvédelmi bírságok összegének 30%-a az illetékes települési önkormányzatot illeti meg.

(4) A szabálysértési pénz- és helyszíni bírságból származó, önkormányzati költségvetési elszámolási számlára vagy annak alszámlájára érkezett bevétel 100%-a – függetlenül a jogerős kiszabást végző szervtől – az önkor-

mányzatot illeti meg. A szabálysértési pénz- és helyszíni bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

A fővárosi önkormányzatok bevételei

22. § A Fővárosi Önkormányzatot megillető bevételeknek a fővárosi és a kerületi önkormányzatok közötti megosztására és átutalására az Ötv. 64. §-ában, 64/A–64/C. §-ában, valamint a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvényben foglaltakat kell alkalmazni.

A helyi önkormányzatok pénzellátásának kiegészítő szabályai

23. § (1) A kiegészítő gyermekvédelmi támogatás, a rendszeres szociális segély, az időskorúak járadéka, a normatív alapú ápolási díj, az önkormányzat által szervezett közcélú foglalkoztatás támogatása, valamint az adósságcsökkentési támogatás, a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 38. §-a (2) és (5) bekezdésében meghatározott lakásfenntartási támogatás, továbbá a XXVI. Szociális és Munkaügyi Minisztérium fejezetből a gyermektartásdíj megelőlegezése esetében a települési önkormányzat első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti, külön jogszabály szerinti éven belüli elszámolási kötelezettséggel.

(2) Az e törvény 5. számú melléklet 6., 9., 15., 16., 17., 19., 22., 26. és 28. pontja, a 6. számú melléklet 1. pontja, a 7. számú melléklet, valamint a 8. számú melléklet I. rész 1. és 3. pontja, II. rész 3. pontja, továbbá a III. és IV. része alapján számított előirányzatok folyósítása – figyelemmel az 5. számú melléklet 28. pontjában és a 6. számú melléklet 1. pontjában meghatározottakra – az Áht. 101. §-ának (7) bekezdésében foglaltak szerint, nettó finanszírozás keretében történik.

(3) A 31. § (2)–(3) bekezdése szerinti egyházi és kisebbségi fenntartói kiegészítő támogatást

a) a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 81. §-ának (13) bekezdése, valamint 118. §-ának (9) bekezdése alapján közoktatási feladatot ellátó egyházak,

b) a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény (a továbbiakban: Nek. tv.) 47. §-a (6) bekezdésének *b)* pontja alapján közoktatási feladatot ellátó kisebbségi önkormányzatok és a Nek. tv. 47. §-ának (13) bekezdése alapján közoktatási feladatot ellátó helyi kisebbségi önkormányzatok

a helyi önkormányzatok útján – az 1. számú melléklet XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 3. jogcím-csoport, 2. Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása jogcím előirányzatáról – vehetik igénybe. A Kincstár ezen összeget a helyi önkormányzatnak folyósított központi támogatások nettó finanszírozása keretében a tárgyhónapot követő hónapban számolja el a kiegészítő támogatás folyósítására szolgáló előirányzat javára.

B) A társadalombiztosítás és a központi költségvetés kapcsolata

24. § (1) A Nyugdíjbiztosítási Alapot (a továbbiakban: Ny. Alap) és az Egészségbiztosítási Alapot (a továbbiakban: E. Alap) terhelő ellátások, valamint az Ny. Alapot és az E. Alapot nem terhelő ellátások folyamatos teljesítése érdekében a bevételek és a kiadások időbeli eltéréséből adódó átmeneti pénzügyi hiányok fedezetére a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről – kormányrendeletben szabályozottak szerint – finanszírozási tervet kell készíteni, amely indokolt esetben módosítható.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az Ny. Alap és az E. Alap a befolyó bevételeikből és az alapot nem terhelő ellátások megtérítéseiből soron kívül törlesztik.

25. § (1) A Kincstár az E. Alap részére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 20. cím, 4. Gyermekgondozási díj részleges megtérítése alcím, továbbá a 21. cím, 3. alcím, 1. Közgyógyellátás jogcím-csoport előirányzatából a folyósító szerv által benyújtott és a pénzügyminiszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

(2) A Kincstár az E. Alap utolsó bevételének beérkezése és az utolsó ellátásának, illetve kiadásának kifizetése után az e törvény 4. § (1) bekezdés *e)* és *f)* pontja, (7) és (8) bekezdése, valamint 5. számú mellékletének 9. és 26. pontja alapján az egészségügyi intézmények részére történt központi költségvetési kifizetések összegével, de legfeljebb az E. Alap összes kiadását meghaladó pénzforgalmi bevételi többlete mértékéig utalást teljesít a LXXII. Egészségbiztosítási Alap fejezet, 8. E. Alap céltartalék cím terhére a központi költségvetés javára a tárgyév utolsó kincstári napján.

(3) A (2) bekezdésben említett egészségügyi intézmények részére történt központi költségvetési kifizetések nagyságáról a Pénzügyminisztérium a tárgyév utolsó előtti kincstári napjáig tájékoztatja a Kincstárt.

(4) Az Ny. Alap részére a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím

a) 1. Magánnyugdíjpénztárba átlépők miatti járulékkiesés pótlására jogcím-csoport szerinti támogatás átutalása

aa) január–november hónapokban a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

ab) december hónapban az *aa)* pont szerinti befizetések összegének és a várható éves magánnyugdíjpénztári tagdíjbefizetés különbözetének összegével, legfeljebb az előirányzat mértékéig a tárgyhó utolsó kincstári napján,

b) 2. A Nyugdíjbiztosítási Alap kiadásainak támogatása jogcím-csoport szerinti támogatás átutalása

ba) március és november hónapokban az előirányzat 40-40 százalékának megfelelő összegekkel,

bb) december hónapban a *ba)* pontban teljesített összegeket is figyelembe véve a tényleges éves bevételek és kiadások függvényében, legfeljebb az előirányzat mértékéig a tárgyhavi utolsó bevétel beérkezése és az utolsó ellátás kifizetése után

történik.

(5) A XXII. Pénzügyminisztérium fejezet, a X. Miniszterelnökség fejezet, a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, a XIII. Honvédelmi Minisztérium fejezet és a XIV. Igazságügyi és Rendészeti Minisztérium fejezet a társadalombiztosítás ellátásaira és a magánnyugdíjra jogosultakról, valamint e szolgáltatások fedezetéről szóló 1997. évi LXXX. törvény (a továbbiakban: Tbj.) 18. §-ának (3) bekezdése alapján – fegyveres testületek kedvezményes nyugellátásainak kiadásaihoz hozzájárulás jogcímen – havonta átutalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően, a tárgyhó 10. napjáig.

26. § A Kincstár az Ny. Alap részére 2008. február hónaptól kezdődően az Ny. Alapba korkedvezmény-biztosítási járulék címen havonta befolyó járulékbevételt alapul véve teljesíti a Magyar Köztársaság 2007. évi költségvetését megalapozó egyes törvények módosításáról szóló 2006. évi CXXI. törvény 30. § (14) bekezdése szerinti havi fizetési kötelezettséget a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím, 7. Korkedvezmény-biztosítási járulék címen átadott pénzeszköz jogcím-csoport előirányzatból a tárgyhónap utolsó előtti, decemberben az utolsó kincstári napján. 2008. január hónapban a Kincstár a megelőző évi előirányzat 1/11-ed részével megegyező összeget utal az Ny. Alap részére ugyanebből az előirányzatból.

C) A központi költségvetés és az elkülönített állami pénzalapok kapcsolata

27. § Az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) – a bevételek befolyása és a kiadások teljesítése időbeni ütemének eltérése esetén – a finanszírozási igényeik teljesítéséhez igénybe vehetik legfeljebb három hónapra, de a következő évre át nem húzódóan a KESZ-t. A KESZ igénybevételét a pénzügyminiszter engedélyezheti. Az engedélyre vonatkozó kérelmet a finanszírozási igény felmerülése előtt legalább 30 nappal kell benyújtani.

D) Az Európai Uniótól érkező agrár- és vidékfejlesztési támogatások és az Európai Unió részére fizetendő cukorilleték megelőlegezése

28. § (1) Az Áht. 18/B. §-a (1) bekezdésének *zs)* pontja alapján a Mezőgazdasági és Vidékfejlesztési Hivatal (a továbbiakban: MVH) részére, az Európai Mezőgazdasági Garancia Alapból (a továbbiakban: EMGA) finanszírozott közvetlen, piaci támogatások, az – Európai Unió által a hatályos közösségi jogszabályok alapján utólagosan megtérítendő vagy értékesítésből befolyó – intervenciós intézkedésekhez kapcsolódó kifizetések, valamint az Európai Mezőgazdasági Vidékfejlesztési Alapból finanszírozott vidékfejlesztési támogatások – ide nem értve az Agrár- és Vidékfejlesztési Operatív Programot – felhasználására vonatkozó nemzeti stratégiai tervekben (a továbbiakban: vidékfejlesztési stratégiai tervek) foglalt támogatások Európai Unió által finanszírozott része (a továbbiakban: agrártámogatások) teljesítéséhez a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A vidékfejlesztési stratégiai tervekben foglalt támogatások kizárólag abban az esetben finanszírozhatóak az (1) bekezdésben leírtak szerint, amennyiben az így igénybe vett teljes összeget az Európai Unió – még a 2008. évben – utólagosan megtéríti, de a kifizetés időpontjában a vidékfejlesztési stratégiai tervekben foglalt célokra felhasználható uniós forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról az európai uniós közvetlen támogatások megelőlegezésének céljára felvett hitel nagysága nem haladhatja meg a Magyar Köztársaságnak az Európai Unióhoz történő csatlakozásáról szóló nemzetközi szerződést kihirdető törvény alapján meghatározott, 2008. évben kifizetésre kerülő, EMGA által megtérítendő egységes területalapú támogatások összegét.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről az MVH-nak a Pénzügyminisztérium és a Kincstár részére – kormányrendeletben szabályozottak szerint – 2008. év vonatkozásában 2008. január 15-éig havi bontású finanszírozási tervet kell készítenie, melyet a rendelkezésre álló információk alapján minden hónap 15-éig aktualizálni kell. Amennyiben a vidékfejlesztési stratégiai tervek kifizetéseinek ütemezése az (1) bekezdésben leírt, KESZ-ről történő finanszírozást tesz szükségessé, a pénzügyminiszter jogosult a vidékfejlesztési stratégiai tervek intézkedései tekintetében a finanszírozási terv és a kifizetések ütemezését módosítani.

(5) Az Európai Unió által finanszírozott agrártámogatásokra az igénylő akkor is jogosult, ha az Áht. 10. §-ában foglalt fizetési kötelezettséggel összefüggő, esedékessé vált és még meg nem fizetett köztartozása van. Az egységes területalapú támogatáshoz kapcsolódó kiegészítő nemzeti támogatásból az igénylő csak a lejárt köztartozással csökkentett összegre jogosult. A köztartozás fennállásáról és annak összegéről az adóhatóság az MVH meg-

keresésére adatot szolgáltat. Az adatszolgáltatásban szereplő tartozás összegét az MVH a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatból megállapított támogatásból levonja és átutalja az adóhatóságnak. A jogosultat a köztartozással csökkentett összeg illeti meg, a visszatartott támogatásnak megfelelő összegű tartozás az átutalással egyidejűleg megfizetettnek minősül. A támogatás visszatartásáról az MVH a kedvezményezettet a támogatási különbözet átutalásakor tájékoztatja.

(6) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az MVH az Európai Uniótól befolyó bevételeiből soron kívül törleszti.

(7) Az agrártámogatásokhoz kapcsolódó, az ügyféltől származó befizetéseket az MVH a KESZ-hez kapcsolódó megelőlegezési számla részére havonta átutalja.

(8) A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell elszámolni

a) az Európai Bizottság EMGA éves elszámolásáról szóló hivatalos döntését követően haladéktalanul – az intervenciós felvásárlásra fordított, de értékesítésből még be nem folyt összegek kivételével – a KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitel azon részét, amelyet az Európai Unió vagy az ügyfél nem térít meg az MVH útján, valamint az agrártámogatások árfolyamkülönbözetét,

b) az intervenciós felvásárláshoz kapcsolódó azon kiadásokat, amelyek a nemzeti költségvetést terhelik.

29. § (1) Az MVH köteles az intervenciós finanszírozás EMGA-ból folyósított kamattérítését – annak beérkezése után haladéktalanul – a központi költségvetés részére átutalni, amelyet a központi költségvetés kamatbevételeként kell elszámolni.

(2) Az intervenciós felvásárlással kapcsolatos azon kamatterhet, amelyet az Európai Unió az MVH által szabálytalanul teljesített kifizetésből eredően – az Európai Bizottság hivatalos döntése alapján – nem térít meg, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell törleszteni.

(3) Az (1) és (2) bekezdésben szereplő kamattérítések elszámolása a XLI. A központi költségvetés kamatelszámolásai, tőkevisszatérülései, az adósság- és követeléskezelés költségei fejezet, 2. cím, 5. Intervenciós felvásárlás előfinanszírozási költségének megtérítése alcím javára történik.

30. § (1) Az Áht. 18/B. §-a (1) bekezdésének *x)* pontjában hivatkozott, cukorilleték-fizetési kötelezettség teljesítésére felvett hitel nagysága nem haladhatja meg az Európai Unió részére fizetendő, közösségi jogszabály alapján meghatározott illeték összegét.

(2) A cukorilleték-fizetési kötelezettség teljesítésére felvett hitelt az MVH a cukorilleték megfizetésére kötelezettektől e címen befolyó bevételekből soron kívül törleszti.

(3) A KESZ-hez kapcsolódó megelőlegezési számláról felvett hitel azon részét, amelyet az MVH nem törlesztett, illetve köztartozásként nem került behajtásra, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell rendezni.

Negyedik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

31. § (1) Az Országgyűlés a külön törvényben meghatározott szociális, közoktatási, felsőoktatási, kulturális közfeladatot (a továbbiakban: humánszolgáltatások) ellátó intézményt fenntartó egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, országos kisebbségi önkormányzat, közhasznú társaság, nonprofit gazdasági társaság, gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami intézmény fenntartója) részére működési és fenntartási célú normatív és egyéb hozzájárulást állapít meg a következők szerint:

a) A közoktatási feladatot ellátó nem állami intézmény fenntartóját normatív hozzájárulás illeti meg – figyelemmel a *b)* pontban foglaltakra – e törvény 3. számú melléklete 15–17. pontjában, az 5. számú melléklet 6., 15., 16., 18., 22. pontjában, továbbá a 8. számú melléklet I. részének 1. és 3. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és jogosultsági feltételek mellett a következő eltérésekkel.

A 3. számú melléklet 16.6.1. pontjában megállapított normatív hozzájárulás szempontjából bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában tartózkodási helye az intézmény székhelyén, tagintézmény esetén telephelyén kívüli településen van. A 16.6.2. pont szerinti hozzájárulás akkor igényelhető a községi gyermekek, tanulók után, ha az óvodai, és/vagy általános iskolai feladat ellátását legalább két település tekintetében a fenntartó a területileg érintett többcélú kistérségi társulással/társulásokkal kötött írásos együttműködési megállapodás alapján vállalja. A hozzájárulás az együttműködési megállapodásban foglalt azon községi gyermekek, tanulók után igényelhető, akiknek neveléséről, oktatásáról a nem állami intézmény fenntartója gondoskodik. Az igénylésnél a 3. számú

melléklet 16.6.1–16.6.2. pontjában foglalt további feltételeket értelemszerűen a helyi önkormányzatokkal azonosan kell figyelembe venni.

b) A közoktatási feladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, valamint az egyéni vállalkozót az *a)* pont szerinti normativa 30%-ának megfelelő hozzájárulás és támogatás illeti meg.

c) A nem állami felsőoktatási intézményt az általa ellátott közoktatási feladatra a 13. § (1) bekezdése szerint hozzájárulás és támogatás illeti meg.

d) A nem állami felsőoktatási intézmény gyakorló intézménye esetén a 13. § (2) bekezdése szerinti normatív hozzájárulás és támogatás jár. Ez a hozzájárulás és támogatás jár az egyházi jogi személy által fenntartott intézmény esetén is, ha egyházi felsőoktatási intézménnyel – a fenntartói jogok közös gyakorlására – kötött megállapodás keretében közreműködik a gyakorló intézményi feladatok ellátásában.

e) Nem jár normatív hozzájárulás és támogatás a szakközépiskolai és a szakiskolai tanulók gyakorlati képzésében részt vevőnek, ha költségei megtérítésére a Munkaerőpiaci Alap képzési alaprészéből igényt tart. A térségi integrált szakképző központ keretében működő központi képzőhely humánszolgáltató fenntartója a szakképzési évfolyamokon tanulók után a 3. számú melléklet 16.1.2. pont alatti normatív hozzájárulást igénybe veheti.

f) Az egyházi felsőoktatási intézményt az Ftv. 139. §-ának (5)–(6) és (9) bekezdése szerinti állami hozzájárulás illeti meg.

g) A nem állami nem egyházi felsőoktatási intézményt az Ftv. 137. § (3) bekezdése szerinti állami hozzájárulás illeti meg.

h) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját normatív hozzájárulás és támogatás illeti meg – figyelemmel az *i)* pontban foglaltakra – a helyi önkormányzatok e törvény 3. számú mellékletének 11. *b)–m)* és 12–14. pontjaiban, továbbá 8. számú melléklete II. részének 3. pontjában megállapított támogatásaival azonos jogcímeken, összegben és feltételek mellett.

i) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, és az e bekezdésben meghatározott egyéni vállalkozót a *h)* pont szerinti normativa 30%-ának megfelelő hozzájárulás illeti meg.

j) A nem állami intézmény fenntartójának az e bekezdés alapján megállapított normatív hozzájárulás és támogatás teljes összegét át kell adnia annak az intézménynek, amelyre tekintettel a támogatás megállapítására sor került.

(2) A közoktatási közfeladatot ellátó egyház a normatív hozzájáruláson és támogatáson túl az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló 1997. évi CXXIV. törvény (a továbbiakban: az egyházak támogatásáról szóló törvény) 6. §-ában meghatározottak szerint kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 217 000 forint/év minden valós ellátott gyermek, illetve tanuló után, amely a fenntartó egyházat illeti meg óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban részt vevők – a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 3. számú mellékletének 15.2. pontja alapján 2008. augusztus 31-éig, e törvény 3. számú melléklet 15. *a)–d)* pontjaiban 2008. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi) létszáma alapján. E kiegészítő támogatásra az egyház a felsőoktatási intézménye gyakorló intézményében oktatottjai után nem jogosult.

(3) A közoktatási feladatot ellátó intézményt a Nek. tv. 47. §-ának (4) és (13) bekezdése alapján fenntartó országos kisebbségi önkormányzat a normatív hozzájáruláson és támogatáson túl a Nek. tv. 47. §-ának (10)–(12) bekezdése szerint minden ellátott gyermek, illetve oktatott tanuló után 217 000 forint/év kisebbségi fenntartói kiegészítő támogatásra jogosult, az így figyelembe vehető óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban részt vevők – a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 3. számú mellékletének 15.2. pontja alapján 2008. augusztus 31-éig, e törvény 3. számú melléklet 15. *a)–d)* pontjában 2008. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi) létszáma alapján.

(4) A szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyházi jogi személy a normatív hozzájáruláson túl az egyházak támogatásáról szóló törvény feltételei szerint kiegészítő támogatásra jogosult. Ennek mértéke a 3. számú melléklet 11. *b)–m)* és 12–14. pontjaiban megállapított normatíva 53,8%-a.

(5) Az (1) bekezdés *a)–d)* és *h)–i)* pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(4) bekezdés szerinti kiegészítő támogatás elszámolása – a Kormány által meghatározott eljárási szabályok szerint – az Oktatási és Kulturális Minisztérium, illetve a Szociális és Munkaügyi Minisztérium humánszolgáltatás és kiegészítő támogatás tárgyévet követő év előirányzatai terhére, illetve javára történik.

(6) A személyes gondoskodást nyújtó szociális, gyermekjóléti és gyermekvédelmi intézmény, szolgáltatás egyházi fenntartója 2008-ban az (1) bekezdés *h)* pontjában felsorolt normatív állami hozzájárulásokra – a 3. számú mellékletben megfogalmazott feltételeken túl – akkor jogosult, ha a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 31. § (8) bekezdése szerinti kötelezettségének eleget tett, ide nem értve a bázis-szállást. A személyes gondoskodást nyújtó szociális intézmény, szolgáltatás egyházi fenntartója új belépőnek minősül a 3. számú melléklet 5/B. kiegészítő szabálya alapján.

(7) A személyes gondoskodást nyújtó szociális, illetve gyermekjóléti, gyermekvédelmi intézmény, szolgálta-

tás – (6) bekezdésben nem említett – fenntartója esetén 2008-ban az (1) bekezdés *h)* pontjában felsorolt normatív állami hozzájárulásokra – a 3. számú mellékletben megfogalmazott feltételeken túl – akkor jogosult, ha a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 31. § (9) bekezdésében foglaltaknak eleget tett, ide nem értve a bázis-szállást. A személyes gondoskodást nyújtó szociális intézmény, szolgáltatás (6) bekezdésben nem említett nem állami fenntartója új belépőnek minősül, ha a támogató szolgáltatás, közösségi ellátások, utcai szociális munka, vagy jelzőrendszeres házi segítségnyújtás esetében a szolgáltatás után 2007. december hónapban normatív hozzájárulásban nem részesült.

(8) A személyes gondoskodást nyújtó szociális, illetve gyermekjóléti, gyermekvédelmi intézmény, szolgáltatás – ide nem értve a bázis-szállást – egyházi, illetve nem állami fenntartója esetében a 2009. évi normatív hozzájárulás igénylésének feltétele, hogy a fenntartó, illetve fenntartóváltozás esetén a jogelőd fenntartó 2008. július 31-éig bejelentse a Kincstár – fenntartó székhelye szerinti illetékes – regionális igazgatóságának

a) a normatív hozzájárulás-igénylés alapjául szolgáló várható feladatmutatót (ellátotti létszám, férőhelyszám, szolgálat, központ) és

b) az igénybevétel 2009. évi várható időtartamát.

A határidő elmulasztása esetén igazolási kérelemnek nincs helye. Ha a jogelőd fenntartónak nem volt bejelentési kötelezettsége, a határidőt követő fenntartóváltozás esetén a feltételt teljesítettnek kell tekinteni.

(9) Az (1) bekezdés *a)–d)* pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(3) bekezdés szerinti támogatás feltételeinek megállapítására, folyósítására és a felhasználás ellenőrzésére a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 3. jogcím-csoport, 2. Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása jogcím előirányzat terhére a Kormány által meghatározott összeg használható fel.

(10) Az (1) bekezdés *h)–i)* pontjában meghatározott normatív hozzájárulás, valamint a (4) bekezdés szerinti kiegészítő támogatás feltételei megállapításának, folyósításának és felhasználásának ellenőrzésére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 16. cím, 48. alcím, 3. Egyházi szociális intézményi normatíva kiegészítése jogcím-csoport előirányzat terhére a Kormány által meghatározott összeg használható fel.

(11) Az e §-ban megállapított közoktatási célú normatív hozzájárulás és támogatás kizárólag az olyan intézményben ellátott, oktatott után vehető igénybe, amely intézmény működési engedélyében az igényjogosultságot megalapozó tevékenységeket egységes szerkezetbe foglalják, valamint a legmagasabb gyermek- és tanulólétszám az oktatás munkarendje (nappali, esti, levelező) szerint szerepel.

(12) A (2) bekezdés szerinti kiegészítő támogatás is azon gyermekek, tanulók után igényelhető, akik olyan nevelési-oktatási intézményben veszik igénybe a közszolgáltatást, amelyik szerepel a székhely szerint illetékes megyei, fővárosi önkormányzat feladatellátási, intézményhálózat-működtetési és fejlesztési tervében.

(13) A (12) bekezdés szerinti támogatások folyósításának előfeltétele a nevelési-oktatási intézmény költségvetésének a közoktatási törvény 118. §-ának (4) bekezdésében meghatározottak szerinti nyilvánosságra hozatala.

(14) Ha a nem állami intézményt fenntartónak járó normatív hozzájárulás és támogatás, valamint kiegészítő támogatás együttes összege a költségvetési évben meghaladja a 40,0 millió forintot, az elszámolás jogszerűségét független könyvvizsgáló erről szóló nyilatkozatával kell alátámasztani. A könyvvizsgálat költségeit a nem állami intézmény fenntartója viseli.

(15) A nem állami intézmény fenntartója a (2)–(4) bekezdés szerinti kiegészítő támogatást köteles a humánszolgáltatást ellátó intézménye(i), szolgáltatása(i) támogatására fordítani.

(16) A nem állami intézmény fenntartója egyetemlegesen felelős az általa fenntartott intézmény köztartozásaiért. A köztartozások összege a fenntartónak járó normatív támogatásból – az intézmény tevékenységének fenntarthatóságára tekintettel – visszatartandó.

(17) A Szoctv. 92/C. §-ának (2) bekezdésében foglalt előírást az Áht. 18/C. §-a (6) bekezdésének *f)* pontjában megjelölt fenntartók a Kincstárnál vezetett elkülönített számlán teljesítik.

(18) A Szoctv. 92/C. §-ának (3) bekezdése szerinti támogatás összege legalább 90,0 millió forint.

(19) A tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény (a továbbiakban: Tüo. tv.) alapján a köztestületként működő önkéntes tűzoltóságot fenntartó helyi önkormányzat a köztestületi önkéntes tűzoltóság fenntartásához és működéséhez az átvállalt feladattal arányos állami támogatást a Tüo. tv. 41. §-ának (6) bekezdése, illetve 34. §-ának (3) bekezdése értelmében a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 22. Köztestületi tűzoltóságok normatív támogatása alcímének előirányzatából a következő feltételek és normatívák alapján veheti igénybe:

a) a támogatást az az önkormányzat veheti igénybe, amelynek területén a tárgyévet megelőző december 1-jén az önkéntes tűzoltóság a Tüo. tv. 34. §-ának (1) bekezdése alapján köztestületi tűzoltóságként működött;

b) valamennyi önkéntes köztestületi tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 9,0 millió forint alaptámogatásra jogosult;

c) a *b)* pont szerinti felosztott támogatás után megmaradó előirányzat a 31/2007. (X. 25.) ÖTM rendeletben előírt veszélyeztetettség alapján kerül felosztásra.

(20) A Tüo. tv. alapján a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet 12. cím, 20. alcím,

12. a Magyar Tűzoltó Szövetség, valamint Létesítményi és Önkéntes Tűzoltóságok Országos Szövetségének támogatása jogcím-csoport előirányzatából 15,0 millió forintot azon önkéntes tűzoltó egyesületek támogatására kell fordítani, amelyek vállalják a köztestületi tűzoltósággá történő fejlesztést.

32. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. §-a (1) bekezdésének *b)* pontja alapján kijelölt előirányzat felhasználási célja a 2008. évi személyi jövedelemadó-rendelkezéseknél a parlagfű-mentesítés feladatai és a gyermekszegénység elleni program támogatása feladatai. Felhasználása a 2009. évi költségvetési törvényben kerül megtervezésre.

33. § (1) A pártok támogatására fordítható keretből (I. Országgyűlés fejezet, 7. cím) az ott megnevezett pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény rendelkezései szerint részesülnek.

(2) A pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény rendelkezései szerint részesülnek támogatásban az e célra fordítható keretből (I. Országgyűlés fejezet, 8. cím).

(3) A nemzeti és etnikai kisebbségi szervezetek támogatására előirányzott keret (I. Országgyűlés fejezet, 6. cím) felhasználásáról – kijelölt bizottságának javaslata alapján – az Országgyűlés dönt.

Ötödik Fejezet

ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

34. § (1) A Kormány által 2008. évben újonnan vállalható egyedi állami kezességek és állami garanciák együttes összege az év egyetlen napján sem haladhatja meg a 150 000,0 millió forintot.

(2) Az (1) bekezdésben megállapított keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Áht. 33. §-a (1) bekezdésének *b)* pontja alapján a nemzetközi fejlesztési intézményektől felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

35. § Az Áht. 33/B. §-a alapján 2008. évben vállalható kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 150 000,0 millió forintot.

36. § (1) A Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Rt.) forrásszerzés céljából felvett éven túli lejáratú hiteleinek, kölcsöneinek, valamint kötvénykibocsátásainak együttes állománya a 2008. év folyamán legfeljebb 1 200 000,0 millió forint lehet.

(2) A Kormány határozata alapján az MFB Rt. által nyújtott hitelfinanszírozásból származó, valamint harmadik fél javára vállalt készfizető kezességből és bankgaranciából származó kötelezettségek együttes állománya a 2008. év folyamán legfeljebb 400 000,0 millió forint lehet.

(3) Az MFB Rt. által forrásszerzés céljából felvett – euróban meghatározott – éven túli lejáratú hitelekhez és kölcsönökhöz, valamint kibocsátott kötvényekhez kapcsolódóan a Kormány által vállalható árfolyam-fedezeti megállapodás által fedezett források forintban számított együttes állománya a 2008. év folyamán legfeljebb 1 200 000,0 millió forint lehet.

(4) Az MFB Rt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2008. év folyamán legfeljebb 300 000,0 millió forint lehet.

(5) Az (1)–(4) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

37. § (1) Az e törvény 34. §-a és 36. §-ának (2) bekezdése alapján vállalt kezesség után a központi költségvetés javára kezességvállalási díjat kell felszámítani. A kezességvállalási díj mértéke a kezességgel biztosított kötelezettség összegének legfeljebb 2%-a lehet.

(2) Az (1) bekezdésben meghatározott díjat a Kormány nyilvános határozatban alacsonyabb mértékben is megállapíthatja, illetve indokolt esetben elengedheti.

38. § (1) A Magyar Export-Import Bank Zrt. által forrásszerzés céljából kül- és belföldi hitelintézetektől elfogadott betétek és felvett hitelek, valamint kibocsátott kötvények együttes állománya 2008. december 31-én legfeljebb 220 000,0 millió forint lehet.

(2) A Magyar Export-Import Bank Zrt. által a központi költségvetés terhére vállalt exportcélú garanciaügyletek állománya 2008. december 31-én legfeljebb 80 000,0 millió forint lehet.

(3) A Magyar Exporthitel Biztosító Zrt. által vállalt nem piacképes biztosítások állománya 2008. december 31-én legfeljebb 350 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

39. § (1) A Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdések szerint visszavonhatatlan állami viszontgarancia áll fenn.

(2) Az állami viszontgarancia mértéke a Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 70%-a.

(3) A Hitelgarancia Zrt. az (1) bekezdés szerinti állami viszontgaranciával a kis- és középvállalkozások, valamint a munkavállalói résztulajdonosi program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló 1992. évi XLIV. törvény alapján – létrejövő szervezetek (e §-ban a továbbiakban: vállalkozások) legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből és faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet.

(4) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(5) A Hitelgarancia Zrt. által a központi költségvetés terhére vállalt készfizető kezesség állománya 2008. december 31-én nem haladhatja meg a 450 000,0 millió forintot.

(6) Az (1) bekezdés szerinti állami viszontgarancia kiterjed a Hitelgarancia Zrt.-nek a tőkepiacról szóló 2001. évi CXX. törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(7) A Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén a társaság köteles minden szükséges jogcselekményt megtenni a rá átszálló és a vállalkozással szemben fennálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a.

(8) Ha az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezességvállalás beváltását követően a Hitelgarancia Zrt. a reá átszállt követelést és a pénzügyi intézmény az adóssal szemben fennmaradt követelését együttesen érvényesíti, külön jogszabályban meghatározott feltételek mellett megállapodhatnak abban, hogy a behajtási bevételekből először a pénzügyi intézmény követelését kell kielégíteni.

(9) A Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, valamint az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani és az éves beszámoló kiegészítő mellékletében bemutatni.

(10) A Hitelgarancia Zrt. állami viszontgarancia nélkül, saját kockázatára is vállalhat készfizető kezességet.

40. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (a továbbiakban e §-ban: Alapítvány) által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdések szerint visszavonhatatlan állami viszontgarancia áll fenn.

(2) A állami viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 70%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, valamint termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet.

(5) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által a központi költségvetés terhére vállalt készfizető kezesség állománya 2008. december 31-én nem haladhatja meg a 120 000 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén az Alapítvány köteles minden szükséges jogcselekményt megtenni a rá átszálló követelés behajtására. Az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a a központi költségvetést illeti meg.

(8) Ha a készfizető kezességvállalás beváltását követően az Alapítvány a reá átszállt követelést és a pénzügyi intézmény az adóssal szemben fennmaradt követelését együttesen érvényesíti, külön jogszabályban meghatározott feltételek mellett megállapodhatnak abban, hogy a behajtási bevételekből először a pénzügyi intézmény követelését kell kielégíteni.

(9) Az Alapítvány állami viszontgarancia nélkül, saját kockázatára is vállalhat készfizető kezességet.

41. § A Magyar Állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rend-

szer finanszírozása érdekében felvett hiteleiből, illetve kötvénykibocsátásaiból erednek. Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek díjat nem kell fizetnie. A Diákhitel Központ Zrt. éves finanszírozási tervét a pénzügyminiszter hagyja jóvá.

42. § Amennyiben a Magyar Állam által benyújtott, az (1)–(2) bekezdésekben megjelölt állami támogatásokra vonatkozó előzetes bejelentés alapján a kezességvállalásokat az Európai Bizottság jóváhagyja, a Magyar Állam készfizető kezesként felel

(1) a családi gazdálkodók telephely (tanya, telep, major) megvásárlásához, létesítéséhez és korszerűsítéséhez, továbbá a gazdálkodáshoz szükséges forgóeszközök beszerzéséhez a családi gazdálkodók és más mezőgazdasági kis- és középüzemek kedvezményes hitelezéséhez kapcsolódó kamattámogatásról és állami kezességvállalásról szóló 317/2001. (XII. 29.) Korm. rendelet alapján felvett kedvezményes hitelek visszafizetéséért változatlan feltételek mellett.

a) Az állami kezességvállalás mértéke a fennálló tőkeösszeg 60%-a.

b) Az állami kezességvállalás együttes összege nem haladhatja meg a 12 052 686 929 forintot.

c) Az állami kezességvállalásért díjat nem kell fizetni.

d) Az állami kezességvállalás lejárata a hitelszerződés lejáratát követő 30. nap, de legkésőbb 2018. február 15. napja.

(2) a területükön 2007. évben legalább 30% mértékű fagykárt szenvedett és 2 000 000 forintot meg nem haladó éves nettó árbevétellel rendelkező, valamint a 100% mértékű fagykárt szenvedett mezőgazdasági termelők kedvezményes hiteleinek visszafizetéséért.

a) Az állami kezességvállalás mértéke a fennálló tőkeösszeg 80%-a.

b) Az állami kezességvállalás együttes összege nem haladhatja meg a 3 000 000 000 forintot.

c) Az állami kezességvállalásért díjat nem kell fizetni.

d) Az állami kezességvállalás lejárata a hitelszerződés lejáratát követő 30. nap, de legkésőbb 2016. december 31. napja.

43. § Amennyiben a Magyar Államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből olyan fizetési kötelezettsége keletkezik, amely nem szerepel e törvény 1. számú mellékletében, azt a XXII. Pénzügyminisztérium fejezet, 18. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

44. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e §-ban a továbbiakban: MV Zrt.) által a (2) bekezdés szerint vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött – külön jogszabályban meghatározott feltételek mellett –

a) a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve

b) a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében

Garanciaeszközökre meghatározott források erejéig visszavonhatatlan költségvetési viszontgarancia áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti költségvetési viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 10 év lejáratú hitelszerződésből eredő kötelezettségének legfeljebb 80%-áig vállalhat készfizető kezességet.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség állománya a 2008. évben nem haladhatja meg a 100 000,0 millió forintot.

(4) Az (1) bekezdés *a)* pontja szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoport, az (1) bekezdés *b)* pontja szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoport terhére kell teljesíteni.

(5) Az (1)–(3) bekezdések szerinti kezesség érvényesítésből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

(6) Az MV Zrt. a (2) bekezdésben meghatározott kezességvállalási tevékenységet közvetlenül, vagy az általa nyílt pályázati eljárás során kiválasztott garanciaszervezetek közreműködésével végzi.

Hatodik Fejezet

A KÖZPONTI KÖLTSÉGVETÉS VÉGREHAJTÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

Az Országgyűlés kizárólagos hatásköre

45. § (1) Az Országgyűlés a következő címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok, kiemelt előirányzatok tekintetében magának tartja fenn a jogot az előirányzatok év közbeni megváltoztatására:

a) a nemzeti és etnikai kisebbségi szervezetek támogatása (I. Országgyűlés fejezet, 6. cím),

b) a pártok támogatása (I. Országgyűlés fejezet, 7. cím),

c) az egyházak támogatása (XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 39. alcím, 1–8. és 10. jogcím-csoport),

d) az országos kisebbségi önkormányzatok támogatása (I. Országgyűlés fejezet, 16. és 17. cím).

(2) Az Országgyűlés magának tartja fenn a jogot az I–VI., a VIII., a XXX. és a XXXIII. fejezetek kiadási és bevételi előirányzatai főösszegének, valamint a XX. Oktatási és Kulturális Minisztérium fejezet 11. cím, 39. alcím, 9. Egyházi kulturális örökség értékeinek rekonstrukciója és egyéb beruházások jogcím-csoport előirányzatai csökkentésére, kivéve az Áht. 46. § (1) bekezdésében foglaltakat, valamint ha a fejezetek között a fejezet felügyeletét ellátó szervek vezetői kezdeményeznek előirányzat-átcsoportosítást.

A központi költségvetés előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

46. § Az 1. §-ban meghatározott kiadási és bevételi előirányzatok közül az e törvény *14. számú mellékletében* megállapított esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

47. § (1) A XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím 1. Működési költségvetés előirányzat-csoport 1. Személyi juttatások kiemelt előirányzata legfeljebb 16 896,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 5407,0 millió forinttal túlléphető a pénzügyminiszter által meghatározott feltételek teljesítése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 1. Általános forgalmi adó alcím előirányzata, a 3. cím, 1. Személyi jövedelemadó alcím előirányzata, 3. cím, 4. Lakossági illetékek alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a 2. Biztosítotti nyugdíjjárulék alcím előirányzata, a LXXII. Egészségbiztosítási Alap fejezet 1. cím, 1. Munkáltatói egészségbiztosítási járulék alcím előirányzata, a 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) A pénzügyminiszter negyedévente engedélyezhet előlegkifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek.

Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-ig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatának legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet az APEH rendelkezésére bocsátani.

A jutalom összege az (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) A pénzügyminiszter a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 20%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím, 1. Működési költségvetés előirányzat-csoport, 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

48. § (1) A XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 6009,1 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 1922,9 millió forinttal túlléphető a pénzügyminiszter által meghatározott feltételek teljesülése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 2. Jövedéki adó alcím, 3. Regisztrációs adó alcím és a 7. cím, 2. Vámbeszedési költség megtérítése alcím előirányzatai együttesen legalább 101%-ban teljesülnek.

(2) A pénzügyminiszter negyedévente engedélyezhet előlegkifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzat terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek.

Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben tárgyév december 29-ig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet a Vám- és Pénzügyőrség rendelkezésére bocsátani.

(4) A pénzügyminiszter a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 20%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, a 3. Dologi kiadások kiemelt előirányzatán, és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

49. § (1) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 4. Országos Munkabiztonsági és Munkaügyi Főfelügyelőség cím, 1. Működési költségvetés előirányzat-csoport 1. Személyi juttatások kiemelt előirányzata legfeljebb 550,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 176,0 millió forinttal túlléphető, a szociális és munkaügyi miniszter által meghatározott feltételek teljesülése esetén, a pénzügyminiszter egyetértésével, ha a 47. § (1) bekezdésében meghatározott bevételi előirányzatokra vonatkozó feltétel teljesül.

(2) A szociális és munkaügyi miniszter negyedévente engedélyezhet jutalom-előleg kifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulé-

kok előirányzatok terhére, amennyiben az általa meghatározott feltételek, és a 47. § (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető jutalom-előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-ig a 47. § (1) bekezdésében meghatározott bevételi előirányzatok teljesülnek, az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzatának legfeljebb az év közben kifizetett jutalom-előleg összegével csökkentett részét lehet az Országos Munkabiztonsági és Munkaügyi Főfelügyelőség rendelkezésére bocsátani.

(4) A szociális és munkaügyi miniszter a pénzügyminiszter egyetértésével a (2) bekezdés szerint negyedévente meghatározott bevételi tervet meghaladó bevételi többlet legfeljebb 5%-ának mértékéig a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 4. Országos Munkabiztonsági és Munkaügyi Főfelügyelőség cím, 1. Működési költségvetés előirányzat-csoport 3. Dologi kiadások kiemelt előirányzatán és a 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain is túllépést engedélyezhet.

(5) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 11. Nemzeti Fogyasztóvédelmi Hatóság cím, 1. Működési költségvetés előirányzat-csoport kiemelt előirányzatai összesen legfeljebb 600,0 millió forinttal túlléphetők a szociális és munkaügyi miniszter által meghatározott teljesítménykövetelmények teljesülése esetén a pénzügyminiszter egyetértésével.

(6) A szociális és munkaügyi miniszter negyedévente engedélyezhet előlegkifizetést az (5) bekezdés szerinti előirányzatok terhére a pénzügyminiszter egyetértésével, ha a teljesítménykövetelmények időarányos teljesítése meghaladja a tervezettet.

(7) Tárgyév december 29-ig az (5) bekezdésben meghatározott összegnek legfeljebb az év közben kifizetett előleggel csökkentett részét lehet a Nemzeti Fogyasztóvédelmi Hatóság rendelkezésére bocsátani.

50. § (1) A XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 6. Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 300,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 96,0 millió forinttal túlléphető a környezetvédelmi és vízügyi miniszter által meghatározott feltételek teljesítése esetén a pénzügyminiszterrel egyetértésben, és ha a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 12. cím, 3. Termékdíjak alcím 1–9. jogcím-csoport és 12. cím, 5. alcím Vízkészletjárulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) A környezetvédelmi és vízügyi miniszter a pénzügyminiszterrel történő egyetértéssel negyedévente engedélyezhet jutalom-előleg kifizetést az (1) bekezdés szerinti személyi juttatás és munkaadókat terhelő járulékok előirányzat terhére, amennyiben a környezetvédelmi és vízügyi miniszter által meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a környezetvédelmi és vízügyi miniszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető jutalom-előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 29-éig az (1) bekezdésben meghatározott bevételi előirányzatok teljesülnek, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett jutalom-előleg összegével csökkentett részét kell a területi szervek rendelkezésére bocsátani.

A Kormány, a pénzügyminiszter és a fejezet felügyeletét ellátó szervek vezetőinek különleges jogosítványai

51. § (1) Felhatalmazást kap a Kormány, hogy a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezeten belül új előirányzatot hozzon létre fejezeten belüli és más fejezettől történő átcsoportosítással.

(2) Felhatalmazást kap a Kormány, hogy a személyi juttatások arányosítása céljából a Miniszterelnöki Hivatal igazgatás és a minisztériumok igazgatása címeken jóváhagyott személyi juttatások és munkaadókat terhelő járulékok előirányzatain fejezetek közötti átcsoportosítást hajtson végre.

(3) A 4. § (1) bekezdése és az 5. § szerinti előirányzat fejezetekre, címekre, alcímekre, jogcím-csoportokra, jogcímekre, előirányzat-csoportokra, kiemelt előirányzatokra – felmérés alapján – történő átcsoportosítására a pénzügyminiszter kap felhatalmazást.

(4) A pénzügyminiszter év közben fejezetek közötti előirányzat-átcsoportosítást hajthat végre a XXII. Pénzügyminisztérium fejezet, 17. cím, 1. alcím, 13. Rendkívüli beruházási tartalék jogcím-csoport előirányzat terhére.

(5) Az önkormányzati és területfejlesztési miniszter a pénzügyminiszterrel és a támogatás jellege szerint illetékes miniszterrel egyetértésben a helyi önkormányzatok által felhasználható központosított előirányzatok (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. cím) 5. számú mellékletben szereplő támogatási jogcímei között a 9. és 12. jogcím kivételével, a helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 6. cím) 6. számú mellékletben szereplő támogatási jogcímei között, továbbá a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. és 6. cím, valamint a 11. cím között az 5. számú mellékletben szereplő 9. és 12. jogcím kivételé-

vel – a felhasználási igény figyelembevételével – átcsoportosításokat hajthat végre. Ha az átcsoportosítás a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. címről a 6. címre történik, úgy az átcsoportosítás ez utóbbi címre a 6. számú melléklet 1., 3., 2. támogatási jogcím sorrendjében történik.

(6) Az Országgyűlés felhatalmazza a földművelésügyi és vidékfejlesztési minisztert, hogy a pénzügyminiszter előzetes egyetértésével a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet

a) 1–9. címek és alcímeik kiemelt előirányzatai között,

b) a 10. cím, 2. Egyéb fejezeti kezelésű előirányzatok alcím, a 10. cím, 5. Nemzeti támogatások alcím, 1–9. jogcím-csoport, a 10. cím, 7. Árfolyamkockázat és egyéb EU által nem térített kiadások alcím, valamint a 10. cím, 13. EU tagságból eredő feladatok alcím között és az alcímeken belül átcsoportosítást hajtson végre.

(7) Az Országgyűlés felhatalmazza a honvédelmi minisztert, hogy a pénzügyminiszter előzetes egyetértésével a haderő-átalakítással összefüggő szervezeti intézkedésekből eredő feladatok, a NATO felé vállalt haderő-fejlesztési célkitűzések, valamint az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – beleértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosítást hajtson végre.

(8) Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy az oktatási és kulturális miniszter értesítése alapján a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 15. alcím, 8. Kulturális közhasznú és gazdasági társaságok által ellátott feladatok támogatása jogcím-csoport előirányzatból, valamint a XX. Oktatási és Kulturális Minisztérium fejezet, 4. Művészeti intézmények cím előirányzatból a színházi feladatot ellátó közhasznú társaság(ok), költségvetési szerv(ek) fenntartói feladatainak önkormányzat(ok) részére megállapodással történő átadásával egyidejűleg az ő(ke)t a megállapodás szerint megillető összeget a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 7. A helyi önkormányzatok színházi támogatása cím megfelelő alcímeire átrendezze.

(9) Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a XXII. Pénzügyminisztérium fejezet, 24. cím, 4. Pénzügyigazgatás korszerűsítése alcím előirányzata terhére a feladatmegosztásnak megfelelően fejezetek közötti átcsoportosítást hajtson végre.

(10) Az Országgyűlés felhatalmazza az önkormányzati és területfejlesztési minisztert, hogy

a) a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 3. alcím, 2. Vásárhelyi Terv továbbfejlesztése jogcím-csoport előirányzatát – a regionális fejlesztési tanácsokkal egyeztetve – a 16. számú mellékletben foglalt, régiók számára meghatározott összeg megváltoztatása nélkül a 12. cím, 3. alcím, 4. Decentralizált területfejlesztési programok jogcím-csoport javára átcsoportosítsa,

b) a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 3. alcím, 2. Vásárhelyi Terv továbbfejlesztése jogcím-csoport régiónkénti keretei között – a regionális fejlesztési tanácsokkal egyeztetve – átcsoportosítást hajtson végre.

(11) Az Országgyűlés felhatalmazza az önkormányzati és területfejlesztési minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 27. alcím, 10. Sportlétesítmények PPP konstrukcióban történő fejlesztése jogcím-csoportból a 11. Nemzeti Utánpótlás-nevelési és Sportszolgáltató Intézet (olimpiai központok fejlesztése, felújítása célra) cím előirányzataira átcsoportosítást hajtson végre.

(12) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 10. Hallgatói létszám képzési többlete (egyházi világi képzés) jogcím-csoport, valamint 11. Hallgatói létszám képzési többlete (alapítványi felsőoktatás) jogcím-csoport előirányzatokat egymás között – a szükséglet szerinti mértékben – átcsoportosítsa.

(13) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 1. alcím, 3. Felsőoktatási fejlesztési program jogcím-csoport jogcímei közötti előirányzatok átcsoportosítására, figyelembe véve a beruházások megvalósulását.

(14) Az Országgyűlés felhatalmazza az önkormányzati és területfejlesztési minisztert, hogy – a pénzügyminiszter előzetes engedélyével – a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 26. alcím, 8. Kiemelt nemzetközi sportesemények támogatása jogcím-csoport, valamint a 12. cím, 26. alcím, 1. Utánpótlás-nevelési feladatok jogcím-csoport és a 12. cím, 26. alcím, 4. Versenysport támogatása jogcím-csoport előirányzatok között átcsoportosítást hajtson végre.

(15) Az Országgyűlés felhatalmazza az önkormányzati és területfejlesztési minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 1. alcím, 5. Turisztikai célelőirányzat jogcímcsoport, a 3. alcím, 1. Központi fejlesztési feladatok jogcímcsoport, a 26. alcím, 23. Szabadidősport támogatása jogcímcsoport előirányzatai között átcsoportosítást hajtson végre.

(16) Az Országgyűlés felhatalmazza a környezetvédelmi és vízügyi minisztert, hogy – a pénzügyminiszter, a gazdasági és közlekedési miniszter, a földművelésügyi és vidékfejlesztési miniszter és az önkormányzati és területfejlesztési miniszter előzetes egyetértésével – az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. § (3)–(4) bekezdésében meghatározott célokra történő felhasználására a fejezeti kezelésű előirányzatok között kiadási előirányzatot nyisson, és az értékesítésből befolyt teljes bevétellel az előirányzatot megnövelje.

(17) Az Országgyűlés felhatalmazza a Nemzeti Fejlesztési Ügynökség elnökét, hogy – a pénzügyminiszter előzetes egyetértésével – átcsoportosítást hajtson végre a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 4. KEOP Derogációs projektek kamattámogatása jogcím-csoportról a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. Központosított előirányzatok cím, 5. számú mellékletben szereplő 12. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása jogcímre.

(18) Az Országgyűlés felhatalmazza a gazdasági és közlekedési minisztert, hogy a pénzügyminiszterrel egyetértésben a XV. Gazdasági és Közlekedési Minisztérium fejezeten belül a 25. cím, 3. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoportból olyan esetekben, amikor a támogatott nem az eljárási rend szerinti pénzbeli támogatást kívánja igénybe venni, a 25. cím, 29. Útpénztár alcím előirányzat javára a beruházások ösztönzése érdekében, állami közúti infrastrukturális létesítmények megépítése céljából legfeljebb a Kormány döntésében foglalt támogatással egyező mértékű forrást átcsoportosítsa.

52. § (1) A fejezetek költségvetésében jóváhagyott fejezeti egyensúlyi tartalék

a) az I–VI., a VIII., a XXX. és a XXXIII. fejezetek saját hatáskörében használható fel a bevételeik teljesítése esetén, továbbá ha a működőképesség fenntartása, a megkezdett beruházások, felújítások készültségi foka azt indokolja,

b) az *a)* pontba nem tartozó fejezetek esetében a Kormány engedélyével, az általa meghatározott célra használható fel a kiadások alakulására és a bevételek várható teljesítésére figyelemmel.

(2) Az Országgyűlés felhatalmazza a Kormányt a fejezeti egyensúlyi tartalék fejezeten belüli, fejezetek, illetve az államháztartás alrendszerei közötti átcsoportosítására, az (1) bekezdés *a)* pontjában megjelölt fejezeteknél megtervezett előirányzatok kivételével.

(3) Az Országgyűlés felhatalmazza a Kormányt, hogy a költségvetési és gazdasági folyamatok függvényében döntsön a központi egyensúlyi tartalék felhasználásáról.

53. § (1) Az I. Országgyűlés fejezeten belül az Országgyűlés Hivatala gazdasági főigazgatójának, a X. Miniszterelnökség fejezeten belül a Miniszterelnöki Hivatalt vezető miniszternek, a XXII. Pénzügyminisztérium fejezeten belül a pénzügyminiszternek – mint a fejezet felügyeletét ellátó szerv vezetőjének – tervezési, előirányzat-módosítási, felhasználási, beszámolási, információszolgáltatási, ellenőrzési kötelezettsége és joga nem terjed ki az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím, a X. Miniszterelnökség fejezet 11. Polgári Nemzetbiztonsági Szolgálatok cím, valamint a kormányzati igazgatás összehangolásáért felelős tárca nélküli miniszter önálló működését biztosító fejezeti kezelésű előirányzat, illetőleg a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím, és 14. Kormányzati Ellenőrzési Hivatal cím előirányzatokra.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím felett a Tanács elnöke, a X. Miniszterelnökség fejezet, 11. Polgári Nemzetbiztonsági Szolgálatok cím felett a polgári nemzetbiztonsági szolgálatokat irányító tárca nélküli miniszter, a kormányzati igazgatás összehangolásáért felelős tárca nélküli miniszter önálló működését biztosító fejezeti kezelésű előirányzat felett a kormányzati igazgatás összehangolásáért felelős tárca nélküli miniszter, a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím felett a Felügyeleti Tanács elnöke, a 14. Kormányzati Ellenőrzési Hivatal cím esetében a szervezet elnöke látja el.

(3) A kormányhivatalok tekintetében az (1) bekezdésben megjelölt jogokat és kötelezettségeket a hivatal vezetője gyakorolja.

(4) A VI. Bíróságok fejezetnél a fejezet felügyeletét ellátó szerv vezetője az Országos Igazságszolgáltatási Tanács elnöke.

(5) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet esetében az önkormányzati és területfejlesztési miniszter, a XLII. A központi költségvetés fő bevételei fejezet és a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet esetében a pénzügyminiszter gyakorolja az (1) bekezdésben megjelölt jogokat és kötelezettségeket.

(6) A XIX. Uniós fejlesztések fejezet tekintetében a fejezet felügyeletét ellátó szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Fejlesztési Ügynökség elnöke, szabályozási jogait és kötelezettségeit az önkormányzati és területfejlesztési miniszter gyakorolja.

54. § (1) A Magyar Köztársaság 2006. évi költségvetéséről szóló 2005. évi CLIII. törvény 54. § (1)–(4) bekezdései, 55. § (1)–(2) bekezdései és 57. §-a alapján kötelezettségvállalással terhelhető, de 2004–2007. években kötelezettségvállalással nem terhelt kötelezettségvállalási keret-előirányzatok mértékéig vállalható 2008. évben – az ott megnevezett európai uniós programokra vonatkozó – tárgyévi fizetési kötelezettség.

(2) A 2008. évre meghatározott 25 616,0 millió forint összegű kötelezettségvállalási keret-előirányzat mértékéig vállalható 2008. évben az Európai Gazdasági Térség (EGT) Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által támogatott projektekre, illetve technikai segítségnyújtásra vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Nemzeti Stratégiai Referenciakeret (a továbbiakban: NSRK) forrásaiból finanszírozott programok, projektek esetén a *15. számú mellékletben* a 2007–2009. évekre meghatározott és még kötelezettség-

vállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A Közlekedés Operatív Program és a Környezet és Energia Operatív Program keretében a 2007–2010. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(4) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Új Magyarország Vidékfejlesztési Program forrásaiból finanszírozott programok, projektek esetén a 15. számú mellékletben a 2007–2010. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(5) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott, részben az Európai Halászati Alapból finanszírozott halászati támogatások felhasználására vonatkozó nemzeti stratégiai terv forrásaiból finanszírozott programok, projektek esetén a 15. számú mellékletben a 2007–2009. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(6) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében a pénzügyminiszter egyetértésével az (1)–(5) bekezdésekben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

Hetedik Fejezet

A KÖLTSÉGVETÉSSEL KAPCSOLATOS VEGYES ÉS ÁTMENETI RENDELKEZÉSEK

55. § (1) A Tbj. 24. §-ának (2) bekezdése szerinti járulékfizetési felső határ egy naptári napra jutó összege 2008. évben 19 500 forint.

(2) A társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. §-a szerinti nyugdíjemelés számításánál 2008. évben 5,2%-os országos nettó átlagkereset-növekedést, 4,8%-os fogyasztói árnövekedést kell figyelembe venni.

56. § A köztisztviselők jogállásáról szóló 1992. évi XXIII. törvény 43. §-ának (1) bekezdésében foglalt illetményalap 2008. évben 38 650 forint.

57. § (1) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény

a) 66. §-ának (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, valamint a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2008. évre e törvény *17. számú melléklete* tartalmazza;

b) 69. §-ában foglalt illetménypótlék számítási alapja 2008. évben 20 000 forint.

(2) Az Áht. 93/A. §-ában foglalt keret 2008. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a.

(3) A muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvény 94. §-ának (5) bekezdése szerinti hozzájárulás 2008. évi összege 10 000 forint/fő.

58. § (1) A bírák jogállásáról és javadalmazásáról szóló 1997. évi LXVII. törvény 103. §-ának (2) bekezdése szerinti legalacsonyabb bírói alapilletmény – 1. fizetési fokozat – 2008. évben 356 000 forint.

(2) Az ügyészségi szolgálati viszonyról és az ügyészségi adatkezelésről szóló 1994. évi LXXX. törvény 46/D. §-ának (2) bekezdése szerinti legalacsonyabb ügyészi alapilletmény – 1. fizetési fokozat – 2008. évben 356 000 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. §-ának (3) bekezdése szerinti jogi segítői óradíj 2008. évben 3000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. §-ának (2) bekezdése szerinti kirendelt ügyvédi óradíj 2008. évben 3000 forint.

59. § (1) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 66/F. §-ának (2) bekezdése szerinti nevelőszülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2008. évben 13 000 forint/hó.

(2) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 66/L. §-ának (1) bekezdése szerinti hivatásos nevelőszülői díj legalacsonyabb összege a 2008. évben 112 000 forint/hó.

(3) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 20/A. § (2) bekezdése szerinti pénzbeli támogatás esetenkénti összege 2008. évben gyermekenként 5500 forint.

(4) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege 2008. évben gyermekenként 8000 forint.

(5) A Szoctv. 38. §-ának (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége 2008. évben 425 forint.

(6) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés *a)* pontja szerinti első

utalási összeg 42 500 forint, *b)* pontja szerinti második és harmadik utalási összeg 44 600-44 600 forint, ha a gyermek 2008. évben született.

60. § (1) A Közokt. tv. 118. §-ának (11) bekezdésében meghatározott, kiemelt munkavégzésért járó kereset-kiegészítés számítási alapja 2008. évben 5250 forint/fő/hónap.

(2) A Közokt. tv. 19. §-ának (6) bekezdésében meghatározott, a pedagógusok szakkönyvvásárlásához kapcsolódó támogatásként 2008. évben 14 000 forint/fő/év összeget kell a közoktatási intézményfenntartóknak biztosítani a Kormány által meghatározott feltételek szerint.

61. § A felnőttképzésről szóló 2001. évi CI. törvény 22. § (1) bekezdése alapján a fogyatékkal élő felnőttek általános, nyelvi és szakmai képzéséhez nyújtható normatív támogatás mértéke 2008. évben 780 forint/fő/óra.

62. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. §-ának (1) bekezdése, a Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény (a továbbiakban: 1997. évi X. törvény) 2. §-ának (4) bekezdése, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján az életjáradék összege 2008. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv., az 1997. évi X. törvény, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján a 2008. március 1-je után megállapított életjáradék mértékét az azok mellékletében megjelölt, de az (1) bekezdés szerinti mértékben növelt összegben kell meghatározni.

63. § (1) A Szoctv. 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege 2008. évben 12 000 forint.

(2) A Szoctv. 50/A. § (9) bekezdése szerinti eseti keret éves összege 2008. évben 6000 forint.

64. § (1) A Magyar Rádió Zrt., a Magyar Televízió Zrt. és a Duna Televízió Zrt. műsorterjesztési költségeire az I. Országgyűlés fejezet, 10–12. címek e célra elkülönített előirányzatai terhére teljesítendő támogatásokat a számlával igazolt fizetési kötelezettségekhez igazodóan – áfával növelt összegben – közvetlenül a műsorterjesztést végző szolgáltatónak kell folyósítani. A támogatás összegének meghatározásánál csak az állandó stúdióra és a fix telepítésű országos rendszerek igénybevételére vonatkozó szolgáltatások tekintendők műsorterjesztési költségnek, az alkalmi közvetítővonalak költségei még egyidejű sugárzás esetében sem. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(2) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

(3) Az (1) bekezdés szerinti műsorszolgáltató január 10-ig köteles tájékoztatni a Kincstárt a műsorterjesztést végző szolgáltatókról, valamint szolgáltatónként a tárgyévre szóló műsorterjesztési kötelezettségeinek várható összegéről. Amennyiben ezen adatokban változás történik, arról a műsorszolgáltatónak a Kincstárt 15 napon belül értesítenie kell.

65. § A Paksi Atomerőmű Zrt. 2008. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 22 827,5 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

66. § (1) Az Országgyűlés a (2) bekezdésben meghatározottak figyelembevételével a regionális fejlesztési tanácsok döntési hatáskörébe utalt decentralizált fejlesztési programok támogatási kereteinek régiónkénti összegét a 16. számú melléklet szerint állapítja meg.

(2) A decentralizált fejlesztési programok támogatási kereteinek régiónkénti összege a következők szerint alakul ki:

a) A XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 3. alcím, 4. Decentralizált területfejlesztési programok jogcím-csoport tekintetében a régió és területfejlesztési szempontból kedvezményezett kistérségeinek lakónépessége, települési önkormányzatainak száma és a régió fejlettségét mutató egy főre jutó bruttó hazai termék értéke együttes figyelembevételével.

b) A XI. Önkormányzati és Területfejlesztési Minisztérium fejezet, 12. cím, 3. alcím, 2. Vásárhelyi Terv továbbfejlesztése jogcím-csoport tekintetében a program céljához kötődő területi szakmai követelmények alapján.

c) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet Települési önkormányzati szilárd burkolatú belterületi közutak burkolatfelújításának támogatása tekintetében e törvény 5. számú melléklet 14. pontja szerint.

d) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 9. Címzett és céltámogatások cím tekintetében a 16. § (1) bekezdés *c)* pontja szerint.

e) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 10. A helyi önkormányzatok fejlesztési és vis maior feladatainak támogatása cím tekintetében a 16. § (1) bekezdés *d)* pontja szerint.

f) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 13. A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása cím tekintetében a 16. § (1) bekezdés *f)* pontja szerint.

g) A LXIX. Kutatási és Technológiai Innovációs Alap, 1. Hazai innováció támogatása cím tekintetében a decentralizált keret 50%-át a régiók népességszáma arányában, 50%-át a területfejlesztési támogatások és a decentralizáció elveiről, a kedvezményezett térségek besorolásának feltételrendszeréről szóló 67/2007. (VI. 28.) OGY határozatban foglaltak szerint.

(3) Felhatalmazást kap a Kormány, hogy a 16. számú mellékletben foglalt decentralizált fejlesztési programok általános és program-specifikus támogatási feltételeit 2008. január 31-éig rendeletben szabályozza. Biztosítani kell, hogy a decentralizált területfejlesztési programok (XI. fejezet, 12. cím, 3. alcím, 4. jogcím-csoport) új döntéseinél a leghátrányosabb helyzetű kistérségek régiónkénti egy főre jutó támogatása legalább 20%-kal haladja meg a régió többi kistérségének egy főre jutó támogatását.

(4) Az Üht. által létrehozott kibocsátási egységek értékesítéséből 2008. évben várható költségvetési bevétel Kormány által meghatározott hányada a XV. Gazdasági és Közlekedési Minisztérium fejezet, 25. cím, 2. alcím, 2. Energiafelhasználási hatékonyság javítása jogcím-csoport és a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 10. cím, 2. alcím, 9. Üvegházhatású gázok kibocsátásának csökkentésével összefüggő feladatok jogcím-csoport előirányzatainak növelésére felhasználható.

(5) Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt külön jogszabály szerint jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint. Az Éhvt. szerinti vagyonkezelő miniszteri rendeletben állapítja meg a felügyeleti díj megfizetésének részletes szabályait, és rendelkezik a bevétel felhasználásának módjáról.

(6) Az Üht. 19. §-a szerinti felügyeleti díj mértéke az üzemeltető részére kiosztott minden egyes kibocsátási egység után évi 5 forint.

(7) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdés *a)* pontja szerinti szénipari szerkezetátalakítási támogatás mértéke 0,225 Ft/kWh.

(8) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdés *b)* pontja szerinti külön jogszabályban meghatározott személyi kör részére a villamosenergia-iparban fennálló vagy eltöltött munkaviszonnyal összefüggésben külön jogszabálynak megfelelően biztosított kedvezményes árú villamosenergia-ellátás támogatása 0,11 Ft/kWh.

67. § A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 5. alcím, 7. Fejlesztési típusú támogatások előirányzat jogcím-csoport terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások kötelezettségvállalásait, a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2008. évet terhelő áthúzódó kötelezettségvállalásait. Ugyancsak a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2008. évet terhelő kiadásait is.

MÁSODIK RÉSZ

AZ ELKÜLÖNÍTETT ÁLLAMI PÉNZALAPOK KÖLTSÉGVETÉSÉVEL KAPCSOLATOS RENDELKEZÉSEK

68. § (1) Az Országgyűlés a pénzalapok költségvetését – bevételeit és kiadásait – alaponként, jogcímenként e törvény *9. számú melléklete* szerint állapítja meg.

(2) A Munkaerőpiaci Alap előirányzat-módosítási kötelezettség nélkül teljesülő kiadási előirányzatait e törvény 14. számú melléklete tartalmazza.

(3) A Munkaerőpiaci Alap egyenlege a 14. számú melléklet LXIII. Munkaerőpiaci Alap fejezetben megjelölt előirányzatok túlteljesülése esetén eltérhet a megállapítottól.

(4) A Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alapnál a káresemény bekövetkezése után az ezzel összefüggő kártalanítás kifizetése esetén az egyenleg eltérhet az (1) bekezdés szerint jóváhagyottól.

(5) A Munkaerőpiaci Alap a központi költségvetésbe 119 309,5 millió forintot ad át részben a megváltozott munkaképességűek támogatásához, valamint a munkanélküli ellátórendszer változásával összefüggő költségvetési kiadásokhoz való hozzájárulásként.

(6) A Társadalmi megújulás Operatív Program hazai társfinanszírozása céljára a Munkaerőpiaci Alap összesen 3000,0 millió forintot ad át, e törvény 9. számú melléklete szerinti bontásban.

(7) A Kutatási és Technológiai Innovációs Alap 1. Hazai innováció támogatása címből 1000,0 millió forintot a Kutatási és Technológiai Innovációs Alapról szóló 2003. évi XC. törvény 8. § (1) bekezdése figyelembevételével az alap stratégiai céljaival összhangban álló, a gazdaságban hasznosuló innovációt megalapozó alapkutatási pályázatok támogatására kell fordítani. Az Országos Tudományos Kutatási Alapprogramok Bizottsága (a továbbiakban: OTKA Bizottság) elnökének egyetértésével kialakított kiírásra beérkező pályázatok előszűrését és ügyintézését – előzetes megállapodás alapján – az OTKA Bizottság a Nemzeti Kutatási és Technológiai Hivatallal együttműködve végzi.

(8) A Kutatási és Technológiai Innovációs Alap „2. A nemzetközi együttműködésben megvalósuló innováció támogatása" címének terhére a nemzetközi European X-Ray Free-Electron Laser Facility (XFEL) GmbH-ban való tagi hozzájárulás és éves tagdíj a kutatás-fejlesztésért és technológiai innovációért felelős szerv részére biztosítható.

A GmbH-ban a kutatás-fejlesztésért és technológiai innovációért felelős szerv 1%-os részesedést szerezhet.

(9) Az elkülönített állami pénzalapok 2008. évi összevont mérlegét e törvény *10. számú melléklete* tartalmazza.

(10) Felhatalmazást kap a Kormány, hogy a központi költségvetés terhére a Nemzeti Kulturális Alap 2008. évi bevételeit kiegészítse, amennyiben a kulturális járulékból származó, 2008. október 31-ig teljesült bevétele a 2007. október 31-ig teljesült 2007. évi bevételének összegét nem éri el. A kiegészítés összege nem haladhatja meg a kulturális járulékból származó, 2008. október 31-ig teljesült bevétel és a 2007. október 31-ig teljesült 2007. évi bevétel összegének különbségét.

HARMADIK RÉSZ

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAINAK 2008. ÉVI KÖLTSÉGVETÉSE

Első Fejezet

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, EGYENLEGE

69. § (1) Az Országgyűlés a társadalombiztosítási alrendszernek az Ny. Alap és az E. Alap költségvetése összegzéséből adódó 2008. évi

a) bevételi főösszegét 4 310 159,2 millió forintban,

b) kiadási főösszegét 4 308 204,2 millió forintban,

c) többletét 1955,0 millió forintban állapítja meg.

(2) A társadalombiztosítási alrendszer 2008. évi összevont költségvetési bevételeit és kiadásait e törvény *13. számú melléklete* tartalmazza.

(3) A társadalombiztosítás pénzügyi alapjai 2008. évi többletének felhasználásáról a tárgyévi költségvetés végrehajtásáról szóló törvényben kell rendelkezni.

Második Fejezet

A NYUGDÍJBIZTOSÍTÁSI ALAP KÖLTSÉGVETÉSE

70. § (1) Az Országgyűlés az Ny. Alap 2008. évi

a) bevételi főösszegét 2 872 222,6 millió forintban,

b) kiadási főösszegét 2 872 222,6 millió forintban,

c) egyenlegét nulla forintban állapítja meg.

(2) Az (1) bekezdésben megállapított kiadási és bevételi főösszegek részletezését, valamint a nyugdíjbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást e törvény *11. számú melléklete* tartalmazza.

Harmadik Fejezet

AZ EGÉSZSÉGBIZTOSÍTÁSI ALAP KÖLTSÉGVETÉSE

71. § (1) Az Országgyűlés az E. Alap 2008. évi

a) bevételi főösszegét 1 437 936,6 millió forintban,

b) kiadási főösszegét 1 435 981,6 millió forintban,

c) többletét 1955,0 millió forintban állapítja meg.

(2) Az (1) bekezdésben megállapított kiadási és bevételi főösszegek részletezését, valamint az egészségbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást e törvény *12. számú melléklete* tartalmazza.

Negyedik Fejezet

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL, AZ EGYES ELŐIRÁNYZATOK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

Előirányzat-módosítási kötelezettség nélkül teljesülő kiadások

72. § A 70. és a 71. §-ban meghatározott kiadások előirányzatai közül az e törvény 14. számú mellékletében meghatározott előirányzatok teljesülése külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

A Kormány, az egészségügyi miniszter, a szociális és munkaügyi miniszter, a pénzügyminiszter és az Alapok kezelőinek különleges jogosítványai

73. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport, 4. Gyógyszertámogatás jogcím-csoport és az 5. Gyógyászati segédeszköz támogatás jogcím-csoport között a Kormány átcsoportosítást hajthat végre.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoporton belül az 1–18. jogcímek között, az 5. Gyógyászati segédeszköz támogatás jogcím-csoporton belül a jogcímek között, valamint a 4. Gyógyszertámogatás jogcím-csoport 1. és 2. jogcímei között az egészségügyi miniszter a pénzügyminiszter egyetértésével átcsoportosíthat.

(3) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a LXXII. Egészségbiztosítási Alap fejezet, 5. cím 3. alcím, 19. Egészségbiztosítási nyilvántartások fejlesztése jogcím-csoport kiemelt előirányzatairól a feladatok végrehajtása érdekében az 5. cím, 1. Központi hivatali szerv alcím kiemelt előirányzataira átcsoportosítson.

(4) A világbanki kölcsönnel összefüggő tőketörlesztéssel és kamatkiadással kapcsolatosan az Országgyűlés felhatalmazza

a) a szociális és munkaügyi minisztert, hogy a LXXI. Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. alcím, 1. előirányzat-csoport, 6. Kamatfizetések kiemelt előirányzat, valamint a 3. Kölcsönök előirányzat-csoport előirányzatát,

b) az egészségügyi minisztert, hogy a LXXII. Egészségbiztosítási Alap fejezet, 5. cím, 1. alcím, 1. előirányzat-csoport, 6. Kamatfizetések kiemelt előirányzat, valamint a 3. Kölcsönök előirányzat-csoport előirányzatát az Áht. szerinti befizetési kötelezettség teljesítését követően a saját bevételi többlet terhére megemelje, illetve a saját bevétellel nem fedezett résszel az előirányzatot túllépje.

(5) Az Országgyűlés felhatalmazza a szociális és munkaügyi minisztert, hogy engedélyezze a nyugellátásban részesülő személyek évközi nyugellátás-emelése, és a tizenharmadik havi nyugdíj, valamint a nyugdíjak korrekciós célú emeléséről szóló 2005. évi CLXXIII. törvény szerinti emelés végrehajtásával összefüggésben a LXXI. Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. alcím, valamint 2. alcím, 1. előirányzat-csoport, 1. Személyi juttatások, 2. Munkaadókat terhelő járulékok, 3. Dologi kiadások kiemelt előirányzat kiadási előirányzatai tételes elszámolás alapján történő túlteljesülését.

(6) Az Országgyűlés felhatalmazza

a) a szociális és munkaügyi minisztert, hogy az Ny. Alap kezelőjének javaslatára a 81. § (1) bekezdésében,

b) az egészségügyi minisztert, hogy az E. Alap kezelőjének javaslatára a 81. § (2) bekezdésében a pénzbeni ellátásoknál

meghatározott méltányossági keretösszegek között átcsoportosítson.

(7) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy engedélyezze a LXXII. Egészségbiztosítási Alap fejezet, 5. cím, 1. alcím, 1. előirányzat-csoport, 1. Személyi juttatások és 2. Munkaadókat terhelő járulékok kiemelt előirányzat kiadási előirányzatai elszámolás alapján történő együttes túllépését

a) a baleseti és egyéb kártérítési megtérítések (1. cím, 7. alcím, 2. jogcím-csoport) előirányzat túlteljesülése esetén a többletbevétel 5%-ával, legfeljebb 250,0 millió forinttal,

b) kifizetések visszatérítése és egyéb bevételek – a felügyeleti bírság, a gyógyászati segédeszköz ismertetést végző személyek utáni befizetések, továbbá reklámozásával kapcsolatos bírság kivételével – (1. cím, 7. alcím, 3. jogcím-csoport) címen befolyt bevételek 5%-ával, legfeljebb 120,0 millió forinttal,

c) az egészségbiztosítás keretében igénybe vehető egészségügyi szolgáltatások nyújtására kötött finanszírozási szerződések teljesítésének ellenőrzése alapján az egészségügyi szolgáltatók visszafizetése (1. cím, 7. alcím, 11. jogcím-csoport) címen befolyt bevételek 2%-ával, legfeljebb 50,0 millió forinttal.

(8) A LXXI. Nyugdíjbiztosítási Alap és a LXXII. Egészségbiztosítási Alap fejezetnél a fejezet felügyeletét ellátó szerv hatáskörében eljáró szociális és munkaügyi miniszter, illetve egészségügyi miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát a LXXI. Nyugdíjbiztosítási Alap fejezetnél az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója, a LXXII. Egészségbiztosítási Alap fejezetnél az Országos Egészségbiztosítási Pénztár főigazgatója gyakorolja.

A társadalombiztosítás pénzügyi alapjai költségvetése egyes előirányzatainak felhasználásával kapcsolatos rendelkezések

74. § (1) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 12. Vizitdíj, kórházi napidíj bevétel jogcím-csoport előirányzaton elszámolt bevételek mértékéig a 2. cím, 3. alcím, 1. jogcím-csoport, 20. Céltartalék jogcím előirányzatot a 2. cím, 3. alcím, 1. jogcím-csoport, 1. Háziorvosi, háziorvosi ügyeleti ellátás jogcímre, 3. Fogászati ellátás jogcímre, 17. Laboratóriumi ellátás jogcímre és 18. Összevont szakellátás jogcímre átcsoportosítsa az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) elszámolása alapján.

(2) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. jogcím-csoport, 20. Céltartalék jogcím előirányzatát megemelje az 1. cím, 7. alcím, 12. Vizitdíj, kórházi napidíj bevétel jogcím-csoport bevételi előirányzatán felül jelentkező többlet összegével.

(3) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet 2. cím, 3. alcím, 1. jogcím-csoport, 20. Céltartalék jogcím előirányzatának megemelésére, valamint az azzal megegyező összegnek az 1–18. jogcímekre történő átcsoportosítására.

75. § (1) Az E. Alap költségvetésében jóváhagyott a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 4. Gyógyszertámogatás kiadásai tartalék jogcím előirányzat kizárólag a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím és az 5. Méltányossági gyógyszertámogatás kiadása jogcím 2008. évi kiadásaira fordítható.

(2) Az Országgyűlés felhatalmazza a Kormányt a gyógyszertámogatás kiadásai tartalék előirányzatának megemelésére, valamint az előirányzat (1) bekezdésben meghatározottak szerinti átcsoportosítására.

(3) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatás kiadásai tartalékot a 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcímre átcsoportosítsa.

(4) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelje az 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többlet összegével.

76. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport, továbbá az 5. Gyógyászati segédeszköz támogatás jogcím-csoport esetében a pénzügyminiszter engedélyezheti.

(2) Az (1) bekezdés szerinti túllépés kiszámításánál az érintett előirányzatoknál a 78. §-ban és a 79. § (1) bekezdésében meghatározott előleget nem kell figyelembe venni.

77. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport tartalmazza az E. Alapból finanszírozott egészségügyi ellátások szerződésben foglalt feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoporton belül az 1. Háziorvosi, háziorvosi ügyeleti ellátás jogcím, a 3. Fogászati ellátás jogcím, 17. Laboratóriumi ellátás jogcím, valamint a 18. Összevont szakellátás jogcím kiadási előirányzata tartalmazza a vizitdíj, illetve napidíj megfizetése alól külön jogszabály alapján történt mentesítésből származó bevétel kiesés kompenzálására szolgáló fedezetet.

78. § (1) Az OEP az E. Alap gyógyító-megelőző ellátás jogcím-csoportból finanszírozott egészségügyi szolgáltatók részére a tizenharmadik havi illetmény, illetve munkabér esedékes részének január havi kifizetéséhez kérelemre január hónapban előleget folyósíthat.

(2) Az (1) bekezdés szerinti előleget az OEP

a) a nem költségvetési intézményi formában működő egészségügyi szolgáltató esetében a tárgyév február 1-jétől tizenegy havi egyenlő részletben, illetve

b) a költségvetési intézményként működő egészségügyi szolgáltató esetében az e törvény 4. § (7) bekezdése szerinti kincstári utalást követő hónapban

vonja le az esedékes finanszírozási összegből.

79. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza a 2000,0 millió forint finanszírozási előlegre fordítható összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcím-csoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

80. § (1) Az irányított betegellátási rendszerben az ellátás szervezésére 2008. évre az OEP az e törvény hatálybalépéséig az irányított betegellátási rendszerben részt vett ellátásszervezők közül az erre vállalkozókkal (a továbbiakban: ellátásszervező), legfeljebb 2,3 millió lakosra köthet szerződést. Az egy ellátásszervező által ellátott személyek száma 100 ezernél kevesebb és 450 ezernél több nem lehet.

(2) Az (1) bekezdés alapján az irányított betegellátási rendszerben részt vevő ellátásszervező külön jogszabály szerinti elvi számláján a külön jogszabályban foglaltak szerint keletkezett bevételi többlet

a) 10%-os mértékéig a bevételi többlet 30%-a,

b) 10%-ot meghaladó mértéke esetén a 10% mértékig a bevételi többlet 30%-a, továbbá a 10% fölötti rész 25%-a a külön jogszabályban meghatározottak szerint kerül felosztásra az ellátásszervezők között, mely a szervezők érdekeltségi rendszerében foglaltak alapján kerül felhasználásra.

(3) A (2) bekezdés szerint fennmaradó összeg az ellátásszervezők részére nem kerül kifizetésre.

(4) A (2) bekezdés szerint az ellátásszervezők részére megállapítható, a rendszer keretein belül, annak céljai érdekében felhasználandó összeg akkor fizethető ki, ha a korábban, az irányított betegellátási modellkísérlet, illetve rendszer keretein belül kifizetett összegek maradéktalanul, szabályszerűen felhasználásra kerültek.

(5) Az irányított betegellátási rendszerben 2007. december 31-én szerződéssel rendelkezett ellátásszervezőnek az irányított betegellátási rendszerben való további részvétele és az ez alapján végzett tevékenysége – az (1) bekezdésben foglaltak figyelembevételével – a 2008. évben folyamatos.

81. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre

700,0 millió forint, egyszeri segélyre 150,0 millió forint használható fel.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeni ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz megállapítására 170,0 millió forint, terhességi-gyermekágyi segély megállapítására 10,0 millió forint, gyermekgondozási díj megállapítására 25,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére, különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 100,0 millió forint, gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

82. § (1) A világbanki kölcsönnel összefüggő tőketörlesztésre és kamatkiadásra a LXXI. Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. Központi hivatali szerv alcím 206,8 millió forintot, a LXXII. Egészségbiztosítási Alap fejezet, 5. cím, 1. Központi hivatali szerv alcím 300,0 millió forintot tartalmaz.

(2) A LXXII. Egészségbiztosítási Alap fejezet 7. Nyugellátások fedezetére az Ny. Alapnak átadott pénzeszköz cím kiadási előirányzat összegét az E. Alap kezelője 2008. január 15-éig utalja át az Ny. Alap részére.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 3. Egyéb kiadások jogcím előirányzata – az egészségbiztosítás hatósági felügyeletéről szóló 2006. évi CXVI. törvény 20. § (2) bekezdés *a)* pontjában foglaltak alapján – 230,0 millió forint összegben tartalmazza az Egészségbiztosítási Felügyeletet megillető felügyeleti díjat.

ZÁRÓ RENDELKEZÉSEK

83. § (1) E törvény – a (2) bekezdésben foglaltak kivételével – 2008. január 1-jén lép hatályba.

(2) E törvény 6. §-ának (1) és (3) bekezdése 2007. december 30-án lép hatályba.

84. § (1) Felhatalmazást kap a Kormány, hogy:

a) rendeletben állapítsa meg a 4. § (7) bekezdésében meghatározott többlettámogatás feltételeit,

b) rendeletben állapítsa meg a 4. § (8) bekezdésében meghatározott támogatás feltételeit,

c) rendeletben állapítsa meg az egyedi támogatások, ellentételezések, valamint az egyéb vállalati támogatások keretében nyújtott termelési támogatások felhasználási szabályait,

d) rendeletben állapítsa meg a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 4. KEOP Derogációs projektek kamattámogatása jogcím-csoport terhére nyújtott támogatás igénylésének, folyósításának, elszámolásának és ellenőrzésének részletes feltételeit.

(2) Felhatalmazást kap az egészségügyi miniszter, hogy amennyiben a 4. § szerinti céltartalék terhére felmerülő személyi juttatások esedékessége megelőzi a céltartalék előirányzat átcsoportosítás időpontját, a személyi juttatások megelőlegezésére – visszapótlási kötelezettség mellett – átcsoportosítást hajtson végre a XXI. Egészségügyi Minisztérium fejezet, 10. Fejezeti kezelésű előirányzat cím, 2. Egészségügyi ágazati célelőirányzatok alcím, 2. Egészségügyi ellátási és fejlesztési feladatok jogcímcsoport előirányzatai terhére.

85. § (1) Az üzemben tartási díjnak a rádiózásról és televíziózásról szóló 1996. évi I. törvény (a továbbiakban: média tv.) 79. §-ának (2) bekezdése szerint megállapított összege a 2008. évre havi 967 forint.

(2) Az Országgyűlés felhatalmazza a Kormányt, hogy a média tv. 79. §-ának (1) bekezdése szerinti üzemben tartási díj 2008-ra esedékes összegének megfizetését – a média tv. 80. § (3) bekezdése szerinti fizetési kötelezettség összege 60%-ának kivételével – átvállalja.

(3) A Kormány – figyelemmel a média tv. 148. §-ának (1) bekezdésében foglaltakra – az esedékes üzemben tartási díjat az APEH – mint a média tv. 82/A. § szerinti megbízott – közreműködésével az átvállalással nem érintett üzemben tartási díj megfizetésére kötelezettektől beszedi és továbbítja a Műsorszolgáltatási Alapba. Az általa beszedett díjbevétel terhére az APEH 10% beszedési költséget számolhat el.

(4) A (2) bekezdés szerinti átvállalás havi összegének alapja a 2002. évi elvi díjbevétel (a 2001. évben ténylegesen beszedett díjbevétel 7%-kal megnövelt és 9,55% beszedési költséggel csökkentett összege, valamint a mentesítettek után 2002-ben térített díjátalány együttesen) egy tizenketted része. Ezt kell megnövelni az (1) bekezdésben foglalt díjösszegnek a 2002. évi üzemben tartási díj (havi 740 Ft) nagyságához viszonyított növekedése arányában.

(5) A közszolgálati műsorszolgáltatóknál a műsorterjesztés és a digitális átállás szabályairól szóló 2007. évi LXXIV. törvény végrehajtása során 2008-ban jelentkező többletfeladatok kiadásaihoz az I. Országgyűlés fejezet, 13. cím, 3. Hozzájárulás a digitális átállás feladatainak kiadásaihoz alcím előirányzata céltámogatást biztosít. A céltámogatás felosztásáról, valamint a felhasználás és folyósítás feltételeiről az alapító Országgyűlés – illetékes bizottságának javaslatára – határozatban dönt.

(6) A Magyar Televízió Közalapítvány – a média tv. 60. §-a (2) bekezdésének *a)* pontja szerint felhasználható – céltámogatása (I. Országgyűlés fejezet, 13. cím, 1. alcím) – elkülönített nyilvántartással, a cél szerinti felhasználást megállapítható módon – a Magyar Televízió Zrt. (a továbbiakban: MTV Zrt.) közszolgálati műsorai tervének megvalósításához – ideértve a korszerű megjelenésű és tartalmú közéleti és kulturális műsorok súlyának növelését is –, a műsorterjesztés és a digitális átállás szabályai-

ről szóló 2007. évi LXXIV. törvény végrehajtása során jelentkező többletfeladataihoz, továbbá a közszolgálati tevékenysége ellátásához alapvetően szükséges ingatlanok (székhely, stúdiók, gyártóbázis) bérleti díjának, valamint az MTV Zrt. új telephelyre költözéséhez kapcsolódó költségeknek a fedezetéül szolgál. A bérbeadó által a szerződés szerint kiállított számlán szereplő összegű bérleti díjat közvetlenül a bérbeadónak kell folyósítani az MTV Zrt. engedélyező nyilatkozata alapján. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(7) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

86. § Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy ha olyan európai uniós támogatás kerül 2008-ban felhasználásra, amelyet a fejezet előirányzata nem tartalmaz, akkor új előirányzatot nyisson az európai uniós támogatás előirányzatára – bevételi és kiadási oldalon egyaránt – és a központi költségvetési forrást a fejezet előirányzatain belül átcsoportosítással biztosítsa. Az átcsoportosítás – a részben az Európai Unió vagy az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által finanszírozott programok, projektek előirányzatainak kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

87. § (1) Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében pótlólagosan szükséges, a vonatkozó fejezeti támogatási előirányzatot meghaladó központi költségvetési támogatást a fejezet előirányzatain belül átcsoportosítással biztosítsa, mely átcsoportosítás – a részben az Európai Unió vagy az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által finanszírozott programok, projektek előirányzatainak kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(2) Az Országgyűlés felhatalmazza a fejezet felügyeletét ellátó szerv vezetőjét, hogy amennyiben az európai uniós forrásokból – vagy az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által – finanszírozott programokhoz, projektekhez a támogatásokat nyújtó fél a források folyósításával elmarad a pénzügyi megállapodásokban, közösségi jogszabályokban meghatározott ütemtervtől, vagy az Európai Unió, illetve az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által nyújtott forrás egyéb okból nem áll rendelkezésre, akkor a szükséges forrást az adott költségvetési sor támogatási előirányzatából, ha az nem elegendő, úgy a fejezet előirányzatain belül átcsoportosítás útján biztosítsa. Az átcsoportosítás – a részben az Európai Unió vagy az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által finanszírozott programok, projektek előirányzatainak kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(3) A költségvetési támogatás azon részét, amelynek kifizetése a (2) bekezdés alapján történt, az Európai Unió, illetve az EGT Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus által nyújtott forrás rendelkezésre állása után – amennyiben szükséges – vissza kell pótolni azon költségvetési előirányzatra, amely előirányzatról a megelőlegezett összeg korábban átcsoportosításra került.

88. § A részben az Európai Unió költségvetéséből finanszírozott programok, projektek esetén tervezett céltartalék csak az adott program, projekt előre nem látható kiadásainak finanszírozására használható fel. A céltartalék intézményi kiadási célokra nem fordítható.

89. § (1) Az európai uniós támogatások azon – a központi költségvetés által korábban megelőlegezett – részét, melyet az Európai Bizottság végső egyenleg kifizetés formájában térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(2) Az európai uniós támogatások azon, a központi költségvetésből – a XIX. Uniós fejlesztések fejezet, illetve 2008. január 1-jét megelőzően a XIX. EU Integráció fejezet és EU Integráció fejezeti kezelésű előirányzatok kivételével – megelőlegezett részét, melyet az Európai Bizottság utólagos elszámolás alapján térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

90. § Az NSRK forrásaiból kell biztosítani azon programok, projektek finanszírozását, melyek megvalósítására a Nemzeti Fejlesztési Terv operatív programjai alapján történt kötelezettségvállalás, megfelelnek az NSRK céljainak, szabályainak, de európai uniós forrásból történő finanszírozásukra a Nemzeti Fejlesztési Terv keretében nem kerülhet sor.

91. § (1) A közbeszerzésekről szóló 2003. évi CXXIX. törvény (a továbbiakban: Kbt.) VI. Fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2008. január 1-jétől 2008. december 31-éig:

a) árubeszerzés esetében: 30 millió forint;

b) építési beruházás esetében: 90 millió forint;

c) építési koncesszió esetében: 100 millió forint;

d) szolgáltatás megrendelése esetében: 25 millió forint;

e) szolgáltatási koncesszió esetében: 25 millió forint.

(2) A Kbt. VII. Fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2008. január 1-jétől 2008. december 31-éig:

a) árubeszerzés esetében: 50 millió forint;

b) építési beruházás esetében: 100 millió forint;

c) szolgáltatás megrendelése esetében: 50 millió forint.

(3) A Kbt. negyedik Része alkalmazásában az egyszerű közbeszerzési eljárás értékhatára 2008. január 1-jétől 2008. december 31-éig:

a) árubeszerzés esetében: 8 millió forint;

b) építési beruházás esetében: 15 millió forint;

c) szolgáltatás megrendelése esetében: 8 millió forint.

92. § 2009–2010. években az Országgyűlés új induló beruházásokhoz nem nyújt címzett támogatást.

93. § Az Áht. 12/B. §-ának (2) bekezdése szerinti kifizetési keret a 2008. évben 200 000 millió forint. Az Áht. 12/B. §-ának (2) bekezdése alkalmazása során a következő évekre vonatkozó kifizetési keret megegyezik a 2008. évi kifizetési keretnek a többéves fizetési kötelezettséggel járó kötelezettségvállalók nettó jelenérték számításnak módszertanáról, valamint az alkalmazandó diszkonttényezőről szóló 161/2005. (VIII. 16.) Korm. rendelet 1. §-ának (3) bekezdése alapján 2008. év első negyedévére meghatározott hazai inflációs előrejelzés szerint indexált összegével.

94. § (1) Az Országgyűlés 2008. január 2-ai hatállyal lemond a Magyar Államot megillető, a Magyar Exporthitel Biztosító Zrt. által kezelt következő biztosítási kötvények alapján fennálló követelésekről:

a) az algériai Banque de l' Agriculture et de Développement Rural, Algiers adóssal szemben keletkezett, a 40884 számú biztosítási kötvény alapján fennálló, 118 369 amerikai dollár összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 22,5 millió forint],

b) a Török Állami Villamos Művekkel szemben keletkezett, a 40522 és 40695 számú biztosítási kötvények alapján fennálló, együttesen 2 442 322 amerikai dollár összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 463,7 millió forint],

c) a volt jugoszláv horvátországi pulai Uljanik hajógyárral szemben keletkezett, a 40888 számú biztosítási kötvény alapján fennálló, 964 555 amerikai dollár összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 183,1 millió forint],

d) a volt jugoszláv szerbiai Union Banka-val szemben keletkezett, a 70006 számú biztosítási kötvény alapján fennálló, 119 288 amerikai dollár összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 22,6 millió forint],

e) az egyiptomi Master Misr céggel szemben keletkezett, a 60012 és 60015 számú biztosítási kötvények alapján fennálló, együttesen 508 725 amerikai dollár összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 96,6 millió forint],

f) a horvátországi Glumina Banka adóssal szemben keletkezett, a 70005 számú biztosítási kötvény alapján fennálló, 1 035 481 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 267,2 millió forint],

g) az ukrán Slavonic Trade Company adóssal szemben keletkezett, a 400125 számú biztosítási kötvény alapján fennálló, 9000 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 2,3 millió forint],

h) a szerbiai Milteks d.o.o. adóssal szemben keletkezett, a 400175 számú biztosítási kötvény alapján fennálló, 9155 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 2,4 millió forint],

i) a szerbiai Tipografija d.o.o. Graficko Preduzece adóssal szemben keletkezett, a 400262 számú biztosítási kötvény alapján fennálló, 4167 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 1,1 millió forint],

j) a volt jugoszláv köztársaság macedóniai Tikonfarm d.o.o. adóssal szemben keletkezett, a 400262 számú biztosítási kötvény alapján fennálló, 4742 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 1,2 millió forint],

k) a szerbiai Yucom a.d. adóssal szemben keletkezett, a 400310 számú biztosítási kötvény alapján fennálló, 23 040 euró összegű állami követelésről [2007. augusztus 29-i MNB devizaárfolyamon számítva 5,9 millió forint], (együttesen 1068,6 millió forint).

(2) Az (1) bekezdés szerinti követelés-elengedés alapján elszámolt összeg a devizaárfolyam változás következtében eltérhet az előirányzattól.

95. § Ahol jogszabály XIX. EU Integráció fejezetet, illetve EU Integráció fejezeti kezelésű előirányzatot említ, ott 2008. január 1-jétől XIX. Uniós fejlesztések fejezetet kell érteni.

96. § Az Országgyűlés elengedi a Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulásnak (Várpalota, Berhida, Pétfürdő, Öskü, Ősi, Tés, Balatonalmádi) a Programban meghatározott beruházáshoz kapcsolódó 2008. év folyamán esedékes kölcsöntartozások 50%-át, azaz 130 725 784 forintot. Az elengedett összegek 2008 májusában: Várpalota: 35 098 249 forint, Berhida: 5 000 631 forint, Pétfürdő: 5 176 623 forint, Öskü: 3 109 583 forint, Ősi: 4 961 426 forint, Tés: 1 592 555 forint, Balatonalmádi: 9 388 680 forint, illetve 2008 novemberében: Várpalota: 36 326 688 forint, Berhida: 5 175 653 forint, Pétfürdő: 5 176 623 forint, Öskü: 3 218 419 forint, Ősi: 5 135 076 forint, Tés: 1 648 295 forint, Balatonalmádi: 9 717 283 forint.

Sólyom László s. k.,
köztársasági elnök

Dr. Szili Katalin s. k.,
az Országgyűlés elnöke

1. számú melléklet a 2007. évi CLXIX. törvényhez

Millió forintban

I. ORSZÁGGYŰLÉS

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop-név / Jog-cím-név / Előir.-csop-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
1						Országgyűlés Hivatala			
	1					Országgyűlés hivatali szervei			15 268,1
				1		Működési költségvetés		410,0	
					1	Személyi juttatások	8 753,7		
					2	Munkaadókat terhelő járulékok	2 226,5		
					3	Dologi kiadások	3 104,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	440,6		
					2	Felújítás	1 153,3		
2						Állambiztonsági Szolgálatok Történeti Levéltára			715,1
				1		Működési költségvetés		3,0	
					1	Személyi juttatások	421,2		
					2	Munkaadókat terhelő járulékok	125,9		
					3	Dologi kiadások	132,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	28,5		
					2	Felújítás	10,0		
4						Fejezeti kezelésű előirányzatok			
	1					eParlament			40,0
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	40,0		
	2					Nemzetközi tagdíjak			17,2
				1		Működési költségvetés			
					3	Dologi kiadások	17,2		
	3					Kossuth tér rendezése			385,0
				1		Működési költségvetés			
					3	Dologi kiadások	30,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	355,0		
	4					A Kárpát-medencei Magyar Képviselők Fóruma			65,0
				1		Működési költségvetés			
					3	Dologi kiadások	28,0		
					5	Egyéb működési célú támogatások, kiadások	37,0		
	7					Fejezeti egyensúlyi tartalék	287,1		287,1
						1–4. cím összesen:	*17 190,5*	*413,0*	*16 777,5*
5						Közbeszerzések Tanácsa			
	1					Közbeszerzések Tanácsa			212,6
				1		Működési költségvetés		1 590,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					1	Személyi juttatások	599,7		
					2	*Munkaadókat terhelő járulékok*	195,1		
					3	Dologi kiadások	976,6		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	20,4		
					2	Felújítás	10,8		
	2					Fejezeti kezelésű előirányzatok			
		1				Fejezeti egyensúlyi tartalék	6,6		6,6
						5. cím összesen:	*1 809,2*	*1 590,0*	*219,2*
6						Nemzeti és etnikai kisebbségi szervezetek támogatása	110,0		
7						Pártok támogatása			
	1					Országos listán mandátumot szerzett pártok támogatása			
		1				Magyar Szocialista Párt	953,7		
		2				Fidesz – Magyar Polgári Szövetség	833,2		
		3				SZDSZ – A magyar liberális párt	261,1		
		4				Magyar Demokrata Fórum	227,6		
		5				Kereszténydemokrata Néppárt	235,4		
	2					Országos listán mandátumot nem szerzett pártok támogatása			
		4				MIÉP – Jobbik a harmadik út	37,9		
8						Pártalapítványok támogatása			
	1					Táncsics Mihály Alapítvány	494,2		
	2					Szövetség a Polgári Magyarországért Alapítvány	383,8		
	3					Antall József Alapítvány	91,0		
	4					*Szabó Miklós Tudományos, Ismeretterjesztő, Kutatási és Oktatási Szabadelvű Alapítvány*	111,3		
	5					Barankovics István Alapítvány	120,3		
						6–8. cím összesen:	*3 859,5*		
10						Magyar Rádió támogatása			
	1					Magyar Rádió Rt. műsorterjesztési költségeire	5 923,3		
	2					Magyar Rádió művészeti együtteseinek támogatására	900,0		
11						Magyar Televízió támogatása			
	1					Magyar Televízió Rt. műsorterjesztési költségeire	7 576,1		
12						Duna Televízió támogatása			
	1					Duna Televízió Rt. műsorterjesztési költségeire	1 488,7		
13						Média közalapítványok támogatása			
	1					Magyar Televízió Közalapítvány támogatása	9 452,9		
	3					Hozzájárulás a digitális átállás feladatainak kiadásaihoz	660,0		
14						Magyar Távirati Iroda Rt. támogatása			
	1					Közszolgálati feladatokra	2 363,0		
	2					A határon túli magyar sajtó hírellátására	80,0		
	4					A 2008. évi olimpiai közvetítések többletfeladataira	32,0		
15						Üzemben tartási díj pótlása	24 936,7		
						10–15. cím összesen:	*53 412,7*		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir-szám	Cím-név / Alcím-név / Jog-cím-csop-név / Jog-cím-név / Előir-csop-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
16						Országos kisebbségi önkormányzatok támogatása			
	1					Bolgár Országos Önkormányzat	36,0		
	2					Magyarországi Görögök Országos Önkormányzata	35,0		
	3					Országos Horvát Önkormányzat	88,6		
	4					Magyarországi Németek Országos Önkormányzata	173,9		
	5					Magyarországi Románok Országos Önkormányzata	50,7		
	6					Országos Cigány Önkormányzat	225,6		
	7					Országos Lengyel Kisebbségi Önkormányzat	35,0		
	8					Országos Örmény Önkormányzat	35,0		
	9					Országos Szlovák Önkormányzat	89,4		
	10					Országos Szlovén Önkormányzat	39,9		
	11					Szerb Országos Önkormányzat	47,6		
	12					Országos Ruszin Kisebbségi Önkormányzat	28,6		
	13					Ukrán Országos Önkormányzat	28,6		
17						Országos kisebbségi önkormányzatok által fenntartott intézmények támogatása			
	1					Bolgár Országos Önkormányzat által fenntartott intézmények támogatása	15,7		
	2					Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása	12,5		
	3					Országos Horvát Önkormányzat által fenntartott intézmények támogatása	47,0		
	4					Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása	73,2		
	5					Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása	17,2		
	6					Országos Cigány Önkormányzat által fenntartott intézmények támogatása	73,2		
	7					Országos Lengyel Kisebbségi Önkormányzat által fenntartott intézmények támogatása	14,6		
	8					Országos Örmény Önkormányzat által fenntartott intézmények támogatása	7,0		
	9					Országos Szlovák Önkormányzat által fenntartott intézmények támogatása	92,8		
	10					Országos Szlovén Önkormányzat által fenntartott intézmények támogatása	16,9		
	11					Szerb Országos Önkormányzat által fenntartott intézmények támogatása	28,2		
	12					Országos Ruszin Kisebbségi Önkormányzat által fenntartott intézmények támogatása	6,3		
	13					Ukrán Országos Önkormányzat által fenntartott intézmények támogatása	8,0		
						16–17. cím összesen:	*1 326,5*		
						I. fejezet összesen:	*77 598,4*	*2 003,0*	*16 996,7*

II. KÖZTÁRSASÁGI ELNÖKSÉG

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir-szám	Név	Kiadás	Bevétel	Támogatás
1						Köztársasági Elnöki Hivatal			954,2
				1		Működési költségvetés			
					1	Személyi juttatások	426,7		
					2	Munkaadókat terhelő járulékok	140,0		
					3	Dologi kiadások	333,4		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	49,1		
					2	Felújítás	3,0		
				3		Kölcsönök	2,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
2						Fejezeti kezelésű előirányzatok			
	2					Célelőirányzatok			
		1				Állami kitüntetések			282,1
				1		Működési költségvetés			
					1	Személyi juttatások	239,4		
					2	Munkaadókat terhelő járulékok	0,8		
					3	Dologi kiadások	41,9		
		2				Államfői Protokoll kiadásai			277,9
				1		Működési költségvetés			
					1	Személyi juttatások	32,0		
					2	Munkaadókat terhelő járulékok	6,0		
					3	Dologi kiadások	239,9		
	3					Fejezeti egyensúlyi tartalék	69,9		69,9
						II. fejezet összesen:	*1 584,1*		*1 584,1*

III. ALKOTMÁNYBÍRÓSÁG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Alkotmánybíróság			1 529,8
				1		Működési költségvetés		0,7	
					1	Személyi juttatások	937,9		
					2	Munkaadókat terhelő járulékok	306,1		
					3	Dologi kiadások	266,8		
				2		Felhalmozási költségvetés		3,3	
					1	Intézményi beruházási kiadások	20,0		
					2	Felújítás	3,0		
4						Fejezeti kezelésű előirányzatok			
	1					Fejezeti egyensúlyi tartalék	42,4		42,4
						III. fejezet összesen:	*1 576,2*	*4,0*	*1 572,2*

IV. ORSZÁGGYŰLÉSI BIZTOSOK HIVATALA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Országgyűlési Biztos Hivatala			1 331,6
				1		Működési költségvetés			
					1	Személyi juttatások	816,9		
					2	Munkaadókat terhelő járulékok	260,0		
					3	Dologi kiadások	222,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	31,9		
2						Fejezeti kezelésű előirányzatok			
	1					Fejezeti egyensúlyi tartalék	37,2		37,2
						IV. fejezet összesen:	*1 368,8*		*1 368,8*

Cím-szám	Alcím-szám	Jogcím-csop-szám	Jogcím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop-név / Jogcím-név / Előir.-csop-név / Kiemelt előirányzat neve	2008. évi előirányzat: Kiadás	Bevétel	Támogatás
						V. ÁLLAMI SZÁMVEVŐSZÉK			
1						Állami Számvevőszék			7 594,3
				1		Működési költségvetés		26,0	
					1	Személyi juttatások	4 779,1		
					2	Munkaadókat terhelő járulékok	1 492,4		
					3	Dologi kiadások	1 109,2		
				2		Felhalmozási költségvetés		34,2	
					1	Intézményi beruházási kiadások	260,1		
					2	Felújítás	13,7		
3						Fejezeti kezelésű előirányzatok			
	4					Fejezeti egyensúlyi tartalék	220,3		220,3
						V. fejezet összesen:	*7 874,8*	*60,2*	*7 814,6*
						VI. BÍRÓSÁGOK			
1						Bíróságok			63 666,8
				1		Működési költségvetés		5 268,8	
					1	Személyi juttatások	45 912,6		
					2	Munkaadókat terhelő járulékok	13 621,2		
					3	Dologi kiadások	8 968,6		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	179,5		
					2	Felújítás	253,7		
2						Fejezeti kezelésű előirányzatok			
	1					Beruházás			
		1				Igazságszolgáltatás beruházásai			1 350,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	1 350,0		
	2					Ptk. alapján történő kártérítés			7,0
				1		Működési költségvetés			
					3	Dologi kiadások	7,0		
	6					Kincstári számlavezetési díj kiadásai			2,0
				1		Működési költségvetés			
					3	Dologi kiadások	2,0		
	7					Nemzeti Fejlesztési Terv végrehajtása			116,0
				1		Működési költségvetés			
					3	Dologi kiadások	50,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	66,0		
	15					Fejezeti egyensúlyi tartalék	1 858,0		1 858,0
						VI. fejezet összesen:	*72 268,6*	*5 268,8*	*66 999,8*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Ügyészségek			29 030,7
				1		Működési költségvetés		36,5	
					1	Személyi juttatások	19 251,4		
					2	Munkaadókat terhelő járulékok	6 055,3		
					3	Dologi kiadások	2 964,1		
					5	Egyéb működési célú támogatások, kiadások	5,0		
				2		Felhalmozási költségvetés		3,5	
					1	Intézményi beruházási kiadások	670,9		
					2	Felújítás	100,0		
					3	Egyéb intézményi felhalmozási kiadások	24,0		
				3		Kölcsönök	32,0	32,0	
3						Fejezeti kezelésű előirányzatok			
	3					EU-tagságból eredő feladatok			24,0
				1		Működési költségvetés			
					1	Személyi juttatások	12,0		
					2	Munkaadókat terhelő járulékok	2,0		
					3	Dologi kiadások	10,0		
	4					Jogerősen megállapított kártérítések célelőirányzata			30,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	30,0		
	5					Fejezeti egyensúlyi tartalék	841,0		841,0
						VIII. fejezet összesen:	*29 997,7*	*72,0*	*29 925,7*

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA

Cím-szám	Alcím-szám	Név	Kiadás	Bevétel	Támogatás
1		A települési önkormányzatot megillető, a településre kimutatott személyi jövedelemadó	114 215,8		
2		A megyei önkormányzatok személyi jövedelemadó-részesedése	12 256,6		
3		A települési önkormányzatok jövedelemdifferenciálódásának mérséklése	108 602,8		
4		Normatív hozzájárulások			
	1	Települési önkormányzatok feladatai	20 842,6		
	2	Körzeti igazgatás	11 687,2		
	3	Körjegyzőség működése	6 182,3		
	4	Megyei, fővárosi önkormányzatok feladatai	2 861,6		
	5	Lakott külterülettel kapcsolatos feladatok	1 149,5		
	6	Lakossági települési folyékony hulladék ártalmatlanítása	162,8		
	7	A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai	5 510,0		
	8	Üdülőhelyi feladatok	8 957,8		
	9	Pénzbeli szociális juttatások	67 610,2		
	10	Közművelődési és közgyűjteményi feladatok	17 203,3		
	11	Szociális és gyermekjóléti alapszolgáltatás feladatai	44 642,7		
	12	Szociális és gyermekvédelmi bentlakásos és átmeneti intézményi ellátások	59 623,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	13					Közoktatási hozzájárulások	432 879,9		
5						Központosított előirányzatok	149 407,6		
6						A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások	14 000,0		
7						A helyi önkormányzatok színházi támogatása	11 010,0		
8						Normatív, kötött felhasználású támogatások			
	1					Kiegészítő támogatás egyes közoktatási feladatokhoz	6 912,2		
	2					Kiegészítő támogatás egyes szociális feladatokhoz	103 171,6		
	3					Helyi önkormányzati hivatásos tűzoltóságok támogatása	35 419,4		
	4					A többcélú kistérségi társulások támogatása	28 095,8		
9						Címzett és céltámogatások	53 000,0		
10						A helyi önkormányzatok fejlesztési és vis maior feladatainak támogatása	10 870,0		
11						Vis maior tartalék	360,0		
12						Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása	16 200,0		
13						A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása	5 800,0		
						IX. fejezet összesen:	*1 348 635,5*		

X. MINISZTERELNÖKSÉG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Miniszterelnöki Hivatal			
	1					Miniszterelnöki Hivatal igazgatás			6 976,6
				1		Működési költségvetés		4,7	
					1	Személyi juttatások	4 839,5		
					2	Munkaadókat terhelő járulékok	1 514,9		
					3	Dologi kiadások	621,4		
					5	Egyéb működési célú támogatások, kiadások	3,5		
				3		Kölcsönök	5,0	3,0	
	2					Központi Szolgáltatási Főigazgatóság			14 758,9
				1		Működési költségvetés		1 972,4	
					1	Személyi juttatások	2 936,8		
					2	Munkaadókat terhelő járulékok	942,4		
					3	Dologi kiadások	9 497,6		
					5	Egyéb működési célú támogatások, kiadások	1 721,3		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	1 436,5		
					2	Felújítás	191,7		
				3		Kölcsönök	5,0		
2						Kormányzati Személyügyi, Szolgáltató és Közigazgatási Képzési Központ			611,7
				1		Működési költségvetés		135,0	
					1	Személyi juttatások	342,7		
					2	Munkaadókat terhelő járulékok	106,5		
					3	Dologi kiadások	235,3		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	62,2		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	Támogatás
						FEJEZET								
3						Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal								16 912,5
				1						Működési költségvetés			18 894,2	
					1						Személyi juttatások	2 303,1		
					2						Munkaadókat terhelő járulékok	675,1		
					3						Dologi kiadások	31 119,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 552,5		
					2						Felújítás	156,6		
6						Szülőföld Alap Iroda								
				1						Működési költségvetés			100,0	
					1						Személyi juttatások	74,0		
					2						Munkaadókat terhelő járulékok	20,0		
					3						Dologi kiadások	6,0		
8						ECOSTAT Kormányzati Gazdaság- és Társadalom-stratégiai Kutató Intézet								380,9
				1						Működési költségvetés			30,0	
					1						Személyi juttatások	243,5		
					2						Munkaadókat terhelő járulékok	78,1		
					3						Dologi kiadások	59,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	30,0		
9						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Központilag kezelt fejezeti feladatok						520,0
				1						Működési költségvetés				
					1						Személyi juttatások	170,0		
					2						Munkaadókat terhelő járulékok	54,4		
					3						Dologi kiadások	295,6		
		4						„Legyen jobb a gyermekeknek” nemzeti stratégia monitoringja és kapcsolódó feladatok támogatása						60,0
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	10,0		
					3						Dologi kiadások	18,0		
		5						Kormány és MTA közötti kutatási megállapodások kiadásai						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	125,0		
					2						Munkaadókat terhelő járulékok	49,0		
					3						Dologi kiadások	76,0		
		6						Audiovizuális média szabályozás						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	123,6		
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása						418,5
				1						Működési költségvetés				
					1						Személyi juttatások	18,6		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	394,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		8						Lakossági tájékoztatáshoz kapcsolódó kiadások						1 026,1
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,0		
					3						Dologi kiadások	1 000,1		
		9						Közszolgálati és közigazgatási minőségfejlesztési feladatok						74,8
				1						Működési költségvetés				
					1						Személyi juttatások	22,0		
					2						Munkaadókat terhelő járulékok	7,0		
					3						Dologi kiadások	25,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	20,0		
		10						Állami vezetőkkel kapcsolatos és egyéb humán feladatok támogatása						65,1
				1						Működési költségvetés				
					3						Dologi kiadások	65,1		
		11						Nemzetközi tagdíjak						1,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
		12						Köztisztviselői továbbképzési rendszer és vezetőképzés támogatása						192,5
				1						Működési költségvetés				
					1						Személyi juttatások	130,4		
					2						Munkaadókat terhelő járulékok	47,2		
					3						Dologi kiadások	14,9		
		13						Kormányzati személyügyi feladatok támogatása						132,5
				1						Működési költségvetés				
					1						Személyi juttatások	52,0		
					2						Munkaadókat terhelő járulékok	16,5		
					3						Dologi kiadások	64,0		
		14						Kormányzati informatikai rendszerek alapszolgáltatásainak biztosítása						3 193,6
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	2 890,8		
					5						Egyéb működési célú támogatások, kiadások	150,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
		15						Kormányzati informatikai fejlesztési kötelezettségek						685,0
				1						Működési költségvetés				
					3						Dologi kiadások	165,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	520,0		
		16						EXPO 2010 Világkiállításon való részvétel előkészítése						135,0
				1						Működési költségvetés				
					1						Személyi juttatások	65,0		
					2						Munkaadókat terhelő járulékok	20,8		
					3						Dologi kiadások	49,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		20						Készenléti rendszerek (EDR és ESR) üzemeltetése és kapcsolódó kiadások támogatása						13 295,0
				1						Működési költségvetés				
					1						Személyi juttatások	380,0		
					2						Munkaadókat terhelő járulékok	120,0		
					3						Dologi kiadások	11 800,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	995,0		
		24						Kormányzati igazgatással kapcsolatos feladatok támogatása						180,0
				1						Működési költségvetés				
					1						Személyi juttatások	80,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	73,0		
		25						Kisebbségi intézmények átvételének és fenntartásának támogatása						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		26						Kisebbségi koordinációs és intervenciós keret						80,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	80,0		
	3						Államháztartáson kívüli szervezetek támogatása							
		1						Európai Összehasonlító Kisebbségkutatások Közalapítvány						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		2						Puskás Tivadar Közalapítvány						37,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	37,2		
		3						Magyarországi Nemzeti Etnikai Kisebbségekért Közalapítvány támogatása						500,0
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
					5						Egyéb működési célú támogatások, kiadások	499,7		
		6						Avicenna, Közel-kelet Kutatások Közalapítvány						13,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	13,9		
		8						Bolyai Műhely Közhasznú Alapítvány támogatása						15,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,0		
		9						Baptista Szeretetszolgálat Alapítvány						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
		10						Egyéb civil és nonprofit szervezetek támogatása						700,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	700,0		
	4						Határon túli magyarok programjainak támogatása							
		1						Határon túli magyarok oktatási programjainak támogatása						1 003,0
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	11,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2008. évi előirányzat		
					3						Dologi kiadások	101,0		
					5						Egyéb működési célú támogatások, kiadások	767,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	92,0		
		2						Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása						3 475,3
				1						Működési költségvetés				
					1						Személyi juttatások	35,0		
					2						Munkaadókat terhelő járulékok	12,0		
					3						Dologi kiadások	118,8		
					5						Egyéb működési célú támogatások, kiadások	3 309,5		
		3						Nemzetpolitikai tevékenység támogatása						2 422,1
				1						Működési költségvetés				
					3						Dologi kiadások	46,1		
					5						Egyéb működési célú támogatások, kiadások	2 376,0		
		4						A magyar-magyar kapcsolattartás erősítése						720,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	720,0		
	6						Fejezeti tartalék							
		1						Fejezeti általános tartalék				490,0		490,0
		2						Fejezeti egyensúlyi tartalék				3 259,2		- 3 259,2
											1–9. cím összesen:	*94 129,7*	*21 139,3*	*72 990,4*
11						Polgári Nemzetbiztonsági Szolgálatok								
	1						Nemzetbiztonsági Hivatal							10 107,8
				1						Működési költségvetés			27,4	
					1						Személyi juttatások	5 567,7		
					2						Munkaadókat terhelő járulékok	1 773,5		
					3						Dologi kiadások	1 445,6		
					5						Egyéb működési célú támogatások, kiadások	676,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	628,9		
					2						Felújítás	25,9		
					5						Lakástámogatás	17,5		
				3						Kölcsönök	20,0	20,0	
	2						Információs Hivatal							8 223,2
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	3 586,6		
					2						Munkaadókat terhelő járulékok	1 133,3		
					3						Dologi kiadások	2 731,8		
					5						Egyéb működési célú támogatások, kiadások	372,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	392,8		
					2						Felújítás	45,0		
					5						Lakástámogatás	11,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				3		Kölcsönök	3,8	3,8	
	3					Nemzetbiztonsági Szakszolgálat			18 945,7
				1		Működési költségvetés		182,6	
					1	Személyi juttatások	9 764,4		
					2	Munkaadókat terhelő járulékok	3 022,6		
					3	Dologi kiadások	3 053,2		
					5	Egyéb működési célú támogatások, kiadások	910,8		
				2		Felhalmozási költségvetés		117,5	
					1	Intézményi beruházási kiadások	2 259,9		
					2	Felújítás	214,0		
					5	Lakástámogatás	20,9		
				3		Kölcsönök	23,0	23,0	
	4					Szervezett Bűnözés Elleni Koordinációs Központ			190,1
				1		Működési költségvetés			
					1	Személyi juttatások	79,6		
					2	Munkaadókat terhelő járulékok	27,6		
					3	Dologi kiadások	66,3		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	16,6		
	5					Fejezeti kezelésű előirányzatok			
		3				Fejezeti egyensúlyi tartalék	1 019,2		1 019,2
						11. cím összesen:	*38 910,3*	*424,3*	*38 486,0*
12						Alapok támogatása			
	1					Szülőföld Alap támogatása			
		1				Adomány-kiegészítés és SzJA 1%-a	1 000,0		
						12. cím összesen:	*1 000,0*		
13						K-600 hírrendszer működtetésére	400,0		
20						Tartalékok			
	1					Költségvetés általános tartaléka	46 733,1		
	2					Céltartalékok			
		1				Különféle személyi kifizetések	133 598,3		
		2				Központi teljesítményösztönzési és -értékelési keret	12 000,0		
		3				Központi költségvetési szervek bérleti díjának fedezete	18 000,0		
	3					Központi egyensúlyi tartalék	20 000,0		
						X. fejezet összesen:	*364 771,4*	*21 563,6*	*111 476,4*

FEJEZET

XI. ÖNKORMÁNYZATI ÉS TERÜLETFEJLESZTÉSI MINISZTÉRIUM

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
1						Önkormányzati és Területfejlesztési Minisztérium igazgatása			4 381,9
				1		Működési költségvetés		20,5	
					1	Személyi juttatások	2 693,0		
					2	Munkaadókat terhelő járulékok	757,4		
					3	Dologi kiadások	741,1		
					5	Egyéb működési célú támogatások, kiadások	100,2		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	110,7		
5						Közigazgatási hivatalok			7 854,3
				1		Működési költségvetés		529,6	
					1	Személyi juttatások	5 299,2		
					2	Munkaadókat terhelő járulékok	1 660,0		
					3	Dologi kiadások	1 261,4		
					5	Egyéb működési célú támogatások, kiadások	58,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	95,1		
					2	Felújítás	10,2		
7						Országos Katasztrófavédelmi Főigazgatóság			11 296,7
				1		Működési költségvetés		585,5	
					1	Személyi juttatások	6 520,7		
					2	Munkaadókat terhelő járulékok	2 034,7		
					3	Dologi kiadások	2 088,5		
					5	Egyéb működési célú támogatások, kiadások	15,0		
				2		Felhalmozási költségvetés		2 018,3	
					1	Intézményi beruházási kiadások	3 129,9		
					2	Felújítás	111,7		
11						Nemzeti Utánpótlás-nevelési és Sportszolgáltató Intézet			3 983,4
				1		Működési költségvetés		1 606,0	
					1	Személyi juttatások	1 861,7		
					2	Munkaadókat terhelő járulékok	590,4		
					3	Dologi kiadások	2 855,7		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	97,8		
					2	Felújítás	183,8		
12						Fejezeti kezelésű előirányzatok			
	1					Célelőirányzatok			
		1				Területrendezés			100,0
				1		Működési költségvetés			
					1	Személyi juttatások	5,0		
					2	Munkaadókat terhelő járulékok	1,4		
					3	Dologi kiadások	2,4		
					5	Egyéb működési célú támogatások, kiadások	91,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Támogatás
		4				Lakás- és építésügy			
			2			Építésügyi célelőirányzatok			
				1		Működési költségvetés		600,0	
					1	Személyi juttatások	40,0		
					2	Munkaadókat terhelő járulékok	14,0		
					3	Dologi kiadások	200,0		
					5	Egyéb működési célú támogatások, kiadások	146,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	200,0		
			3			Lakóépületek és környezetük felújításának támogatása			10 000,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	10 000,0		
			5			Lakbértámogatás			120,0
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	120,0		
			6			Azbesztcementből épült házak szakértői vizsgálata			10,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	10,0		
		5				Turisztikai célelőirányzat			7 864,5
				1		Működési költségvetés			
					3	Dologi kiadások	524,5		
					5	Egyéb működési célú támogatások, kiadások	6 860,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	500,0		
				3		Kölcsönök		20,0	
	3					Terület- és régiófejlesztési célelőirányzat			
		1				Központi fejlesztési feladatok			3 609,5
				1		Működési költségvetés			
					3	Dologi kiadások	913,8		
					5	Egyéb működési célú támogatások, kiadások	2 125,5		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	570,2		
		2				Vásárhelyi Terv továbbfejlesztése			1 000,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	100,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	900,0		
		4				Decentralizált területfejlesztési programok			3 900,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	149,5		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	3 750,5		
	4					Területfejlesztési intézményrendszeri feladatok			
		1				Regionális Fejlesztési Tanácsok és munkaszervezeteik működési kiadásai			420,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	420,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Megyei Területfejlesztési Tanácsok és munkaszervezeteik működési kiadásai						247,0
				1						Működési költségvetés				
					3						Dologi kiadások	247,0		
		3						Kistérségi fejlesztési tanácsok és munkaszervezeteik támogatása						840,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	840,0		
		6						Önkormányzati és térségi koordinátori hálózat működési kiadásai						391,0
				1						Működési költségvetés				
					1						Személyi juttatások	316,0		
					2						Munkaadókat terhelő járulékok	75,0		
		7						Balaton Fejlesztési Tanács támogatása						150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
		8						Budapest Agglomerációs Fejlesztési Tanács támogatása						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
	5						Államháztartáson kívüli szervezetek támogatása							
		2						Közreműködői szervezeti feladatok ellátása						180,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	180,0		
		3						Területfejlesztési háttérintézményi feladatok						291,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	291,6		
	6						Beruházások							
		2						Lakástámogatás						57,4
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	57,4		
	14						Nemzetközi kötelezettségek teljesítése							100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
	20						Ágazati célfeladatok							
		1						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						1 380,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 380,0		
		2						Kincstári tranzakciós díj elszámolása						50,0
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
		3						Tűzvédelmi bírság és a biztosítók tűzvédelmi hozzájárulása						
				2						Felhalmozási költségvetés			5 000,0	
					3						Egyéb intézményi felhalmozási kiadások	5 000,0		
		6						Magyar Polgári Védelmi Szövetség támogatása						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
		7						Önkéntes tűzoltóegyesületek támogatása						114,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	114,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		9				Szakszervezetek támogatása			15,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	15,0		
		10				Kiemelt nemzetgazdasági beruházásokkal összefüggő többletfeladatok			200,0
				1		Működési költségvetés			
					1	Személyi juttatások	120,7		
					2	Munkaadókat terhelő járulékok	49,3		
					3	Dologi kiadások	30,0		
		12				Magyar Tűzoltó Szövetség, valamint Létesítményi és Önkéntes Tűzoltóságok Országos Szövetségének támogatása			75,8
				1		Működési költségvetés			
					3	Dologi kiadások	10,0		
					5	Egyéb működési célú támogatások, kiadások	65,8		
		63				Közép és Kelet Európai Választási Szakértők Egyesületének (ACEEEO) támogatása			13,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	13,0		
		82				A hét önkormányzati érdekszövetség működésének támogatása			12,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	12,0		
		92				Központi informatikai kötelezettségek finanszírozása			270,0
				1		Működési költségvetés			
					3	Dologi kiadások	270,0		
		93				Hivatásos állomány életbiztosítása			32,4
				1		Működési költségvetés			
					1	Személyi juttatások	32,4		
		94				Címzetes főjegyzői címek adományozása			120,0
				1		Működési költségvetés			
					1	Személyi juttatások	93,0		
					2	Munkaadókat terhelő járulékok	27,0		
		95				Duna Palota Kulturális Közhasznú Társaságnak nyújtott támogatás			408,2
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	408,2		
	21					Társadalmi önszerveződések támogatása			
		3				Rádiós Segélyhívó és Infokommunikációs Országos Egyesület			35,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	35,0		
	22					Köztestületi tűzoltóságok normatív támogatása			1 693,3
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	1 693,3		
	23					„Segítsünk az árvízkárosultakon!"			
				1		Működési költségvetés		1,0	
					5	Egyéb működési célú támogatások, kiadások	1,0		
	25					Választások lebonyolítása			
		3				Időközi és kisebbségi választások lebonyolítása			150,0
				1		Működési költségvetés			
					1	Személyi juttatások	31,0		
					2	Munkaadókat terhelő járulékok	9,9		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	59,1		
	26						Sporttevékenység támogatása							
		1						Utánpótlás-nevelési feladatok						1 063,6
				1						Működési költségvetés				
					1						Személyi juttatások	58,0		
					2						Munkaadókat terhelő járulékok	18,5		
					3						Dologi kiadások	331,3		
					5						Egyéb működési célú támogatások, kiadások	640,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	15,0		
		2						Iskolai, diák- és felsőoktatási sport támogatása						356,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	356,7		
		3						Sportegészségügyi, doppingellenes feladatok						196,4
				1						Működési költségvetés				
					3						Dologi kiadások	60,7		
					5						Egyéb működési célú támogatások, kiadások	135,7		
		4						Versenysport támogatása						2 207,5
				1						Működési költségvetés				
					1						Személyi juttatások	106,4		
					2						Munkaadókat terhelő járulékok	34,1		
					3						Dologi kiadások	9,5		
					5						Egyéb működési célú támogatások, kiadások	2 057,5		
		5						2008. évi Pekingi Olimpián és Paralimpián való részvétel támogatása						500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	500,0		
		6						Sportági szakszövetségek olimpiai felkészüléssel összefüggő támogatása						360,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	360,0		
		7						Sportteljesítmények elismerése, megbecsülése						1 972,2
				1						Működési költségvetés				
					1						Személyi juttatások	1 177,5		
					5						Egyéb működési célú támogatások, kiadások	794,7		
		8						Kiemelt nemzetközi sportesemények támogatása						3 361,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 361,4		
		9						Nemzeti Sporttanács támogatása						6,6
				1						Működési költségvetés				
					1						Személyi juttatások	2,5		
					2						Munkaadókat terhelő járulékok	0,8		
					3						Dologi kiadások	3,3		
		22						Wesselényi Miklós Sportközalapítvány működési támogatása						42,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	42,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		23						Szabadidősport támogatása						320,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	318,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2,0		
		25						Sport népszerűsítésével összefüggő kiadások						60,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	60,0		
		26						Sportköztestületek működési támogatása						131,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	131,7		
		27						Egészségjavítást célzó sporttevékenység (szabadidősport- és diáksportprogramok támogatása)						226,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	226,4		
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei						301,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	251,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	50,0		
		29						Fogyatékkal élők sportjának támogatása						214,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	214,5		
	27						Sportlétesítmények fejlesztése és kezelése							
		2						Sportfolió Kht. végelszámolásával kapcsolatos kiadások						142,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	142,4		
		10						Sportlétesítmények PPP konstrukcióban történő fejlesztése						1 400,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 400,0		
		11						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása						539,5
				1						Működési költségvetés				
					1						Személyi juttatások	9,0		
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	9,4		
					5						Egyéb működési célú támogatások, kiadások	428,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	90,0		
		12						Magyar Sport Háza program						372,5
				1						Működési költségvetés				
					3						Dologi kiadások	2,0		
					5						Egyéb működési célú támogatások, kiadások	305,7		
					6						Kamatfizetések	64,8		
	30						Energiaadó emelésének ellentételezése							8,7
				1						Működési költségvetés				
					3						Dologi kiadások	8,7		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	31							Fejezeti tartalék						
		1							Fejezeti egyensúlyi tartalék			9 195,5		9 195,5
		2							Fejezeti általános tartalék			335,0		335,0
											1–12. cím összesen:	*95 103,0*	*10 380,9*	*84 722,1*
14						Lakástámogatások								
	1						Egyéb lakástámogatások					190 737,0		
											XI. fejezet összesen:	*285 840,0*	*10 380,9*	*84 722,1*

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
1						Földművelésügyi és Vidékfejlesztési Minisztérium központi igazgatása								2 946,8
				1						Működési költségvetés			216,5	
					1						Személyi juttatások	2 291,7		
					2						Munkaadókat terhelő járulékok	677,4		
					3						Dologi kiadások	194,2		
2						Szakigazgatási intézmények								
	1						Mezőgazdasági Szakigazgatási Hivatal							16 416,6
				1						Működési költségvetés			14 052,0	
					1						Személyi juttatások	15 581,5		
					2						Munkaadókat terhelő járulékok	4 935,8		
					3						Dologi kiadások	11 228,2		
				2						Felhalmozási költségvetés			2 264,4	
					1						Intézményi beruházási kiadások	987,5		
	2						Magyar Élelmiszer-biztonsági Hivatal							151,4
				1						Működési költségvetés				
					1						Személyi juttatások	63,6		
					2						Munkaadókat terhelő járulékok	19,4		
					3						Dologi kiadások	58,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,8		
3						Földhivatalok, Földmérési és Távérzékelési Intézet								
				1						Működési költségvetés			23 121,5	
					1						Személyi juttatások	10 009,2		
					2						Munkaadókat terhelő járulékok	3 202,9		
					3						Dologi kiadások	9 915,5		
				2						Felhalmozási költségvetés			6,1	
4						Állami Ménesgazdaság								130,0
				1						Működési költségvetés			124,3	
					1						Személyi juttatások	59,7		
					2						Munkaadókat terhelő járulékok	19,1		
					3						Dologi kiadások	180,1		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat: Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés		4,6	
5						Mezőgazdasági és Vidékfejlesztési Hivatal			10 740,7
				1		Működési költségvetés		31,0	
					1	Személyi juttatások	4 639,7		
					2	Munkaadókat terhelő járulékok	1 484,7		
					3	Dologi kiadások	2 000,7		
					5	Egyéb működési célú támogatások, kiadások	2 468,7		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	177,9		
6						Mezőgazdasági középfokú szakoktatás és szaktanácsadás intézményei			4 367,8
				1		Működési költségvetés		1 498,5	
					1	Személyi juttatások	3 303,8		
					2	Munkaadókat terhelő járulékok	1 057,1		
					3	Dologi kiadások	1 604,5		
				2		Felhalmozási költségvetés		99,1	
7						Közművelődési intézmények			472,9
				1		Működési költségvetés		102,0	
					1	Személyi juttatások	288,0		
					2	Munkaadókat terhelő járulékok	92,2		
					3	Dologi kiadások	194,7		
8						Agrárkutató intézetek			2 117,7
				1		Működési költségvetés		2 045,2	
					1	Személyi juttatások	2 464,7		
					2	Munkaadókat terhelő járulékok	788,7		
					3	Dologi kiadások	1 055,4		
				2		Felhalmozási költségvetés		145,9	
9						Agrármarketing-Centrum			210,0
				1		Működési költségvetés			
					1	Személyi juttatások	113,6		
					2	Munkaadókat terhelő járulékok	36,4		
					3	Dologi kiadások	60,0		
10						Fejezeti kezelésű előirányzatok			
	1					Beruházás			
		13				Intézmények központi beruházásai			100,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	100,0		
	2					Egyéb fejezeti kezelésű előirányzatok			
		1				FAO intézmények finanszírozása			250,0
				1		Működési költségvetés			
					1	Személyi juttatások	30,0		
					2	Munkaadókat terhelő járulékok	9,6		
					3	Dologi kiadások	150,4		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	60,0		
		2				Agrárkutatás, tanüzemek, felsőoktatás támogatása			585,0
				1		Működési költségvetés			
					1	Személyi juttatások	150,0		
					2	Munkaadókat terhelő járulékok	48,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
								FEJEZET						
					3						Dologi kiadások	200,0		
					5						Egyéb működési célú támogatások, kiadások	187,0		
		3						Magán- és egyéb jogi személyek kártérítése						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		4						Magyar–Román regionális kutató-oktató központ támogatása						70,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	70,0		
		8						Ágazati szakmai szervezetek és képviseletek támogatása						300,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	300,0		
		9						Vízügyi feladatok támogatása						400,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	400,0		
		10						Parlagfű elleni védekezés támogatása						
			1						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása					400,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	400,0		
			2						A „Parlagfű-mentes Magyarországért" tárcaközi bizottság által elfogadott programok végrehajtásának támogatása					460,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	460,8		
		13						Osztatlan földtulajdon kimérésének költségei						200,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	68,0		
		15						Központosított bevételekből finanszírozott intézményi feladatok						2 053,8
				1						Működési költségvetés				
					1						Személyi juttatások	513,7		
					2						Munkaadókat terhelő járulékok	164,4		
					3						Dologi kiadások	1 075,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	300,0		
		20						Hegyközségek Nemzeti Tanácsa						200,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	200,0		
		21						Kincstári szolgáltatási díjak						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		22						Bormarketing és minőség-ellenőrzés						
				1						Működési költségvetés			1 500,0	
					5						Egyéb működési célú támogatások, kiadások	1 500,0		
		25						Nemzetközi Szervezetek tagsági díjai						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
									FEJEZET					
		26						Erdőterület közjóléti célú védelmének és bővítésének feladata						247,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	247,1		
	3						PHARE programok és az átmeneti támogatás programjai							
		2						Átmeneti támogatással megvalósuló programok						
			10						Az összevont kifizetési rendszer (SPS) alkalmazása az MVH-nál					
				2						Felhalmozási költségvetés			68,5	
					1						Intézményi beruházási kiadások	68,5		
	4						Egyéb uniós támogatást kiegészítő támogatások							
		6						Méhészeti Nemzeti Program						480,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	480,0		
		7						Igyál tejet program						900,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	900,0		
		8						Egyes speciális szövetkezések (TÉSZ, BÉSZ) támogatása						450,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	450,0		
	5						Nemzeti támogatások							
		1						Erdészeti feladatok						1 569,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 569,1		
		2						Termőföldvédelem támogatása						359,8
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	359,8		
		3						Állattenyésztési feladatok						780,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	780,0		
		4						Halgazdálkodás támogatása						200,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	200,0		
		5						Vadgazdálkodás támogatása						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
		7						Fejlesztési típusú támogatások						1 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	950,0		
		8						Folyó kiadások és jövedelemtámogatások						94 898,8
				1						Működési költségvetés				
					3						Dologi kiadások	63,8		
					5						Egyéb működési célú támogatások, kiadások	94 835,0		
		9						Erdőtelepítés, erdőszerkezet-átalakítás, fásítás						300,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	300,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop-név / Jog-cím-név / Előir.-csop-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		10				Nemzeti agrár kárenyhítés			500,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	500,0		
	6					Állat- és növénykártalanítás			500,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	500,0		
	7					Árfolyamkockázat és egyéb, EU által nem térített kiadások			5 000,0
				1		Működési költségvetés			
					3	Dologi kiadások	5 000,0		
	11					Vidékfejlesztési és halászati programok			
		1				I. Nemzeti Vidékfejlesztési Terv			9 351,3
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	5 912,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	3 439,3		
		2				Új Magyarország Vidékfejlesztési Program (II. NVT)			31 348,7
				1		Működési költségvetés		51 407,4	
					5	Egyéb működési célú támogatások, kiadások	68 461,7		
				2		Felhalmozási költségvetés		38 214,0	
					3	Egyéb intézményi felhalmozási kiadások	52 508,4		
		3				Halászati Operatív Program			300,0
				1		Működési költségvetés		245,2	
					5	Egyéb működési célú támogatások, kiadások	327,0		
				2		Felhalmozási költségvetés		654,8	
					3	Egyéb intézményi felhalmozási kiadások	873,0		
	13					EU-tagságból eredő feladatok			800,0
				1		Működési költségvetés			
					1	Személyi juttatások	302,9		
					2	Munkaadókat terhelő járulékok	96,9		
					3	Dologi kiadások	400,2		
	14					Fejezeti tartalék			
		1				Fejezeti általános tartalék	200,0		200,0
		2				Fejezeti egyensúlyi tartalék	9 413,6		9 413,6
						1–10. cím összesen:	*337 432,9*	*135 801,0*	*201 631,9*
13						Központosított bevételek			
	1					Erdészeti bevételek			
		1				Erdőfenntartási járulék áthúzódó befizetése		1 800,0	
		2				Erdővédelmi és erdőgazdálkodási bírság		200,0	
	2					Termőföld védelmével, hasznosításával kapcsolatos bevételek			
		1				Földvédelmi járulék		4 000,0	
		2				Földvédelmi és talajvédelmi bírság		50,0	
	3					Állattenyésztési és tenyésztésszervezési bevételek			
		2				Lóverseny totalizatőr forgalom utáni bevételek		10,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		4						Halgazdálkodási bevételek						
			1						Állami halász- és horgászjegyek díja				200,0	
			3						Halvédelmi bírság				10,0	
		5						Vadgazdálkodási bevételek						
			1						Állami vadászjegyek díja				430,0	
			2						Hatósági eljárási díj, trófea bírálat				30,0	
			4						Vadazonosító és üzemterv szolgáltatás				25,0	
			5						Vadvédelmi bírság				25,0	
											XII. fejezet összesen:	*337 432,9*	*142 581,0*	*201 631,9*

XIII. HONVÉDELMI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Honvédelmi Minisztérium								
	1						Honvédelmi Minisztérium igazgatása							5 083,6
				1						Működési költségvetés				
					1						Személyi juttatások	3 403,1		
					2						Munkaadókat terhelő járulékok	1 041,7		
					3						Dologi kiadások	667,8		
					5						Egyéb működési célú támogatások, kiadások	79,0		
				2						Felhalmozási költségvetés			130,0	
					1						Intézményi beruházási kiadások	22,0		
	2						HM hivatalai							83 910,0
				1						Működési költségvetés				
					1						Személyi juttatások	7 233,3		
					2						Munkaadókat terhelő járulékok	1 913,5		
					3						Dologi kiadások	39 378,4		
					5						Egyéb működési célú támogatások, kiadások	503,9		
				2						Felhalmozási költségvetés			1 262,2	
					1						Intézményi beruházási kiadások	33 674,2		
					2						Felújítás	2 468,9		
	3						HM háttérintézményei							30 717,9
				1						Működési költségvetés				
					1						Személyi juttatások	2 411,0		
					2						Munkaadókat terhelő járulékok	500,7		
					3						Dologi kiadások	26 897,4		
					5						Egyéb működési célú támogatások, kiadások	6,7		
				2						Felhalmozási költségvetés			1 556,1	
					1						Intézményi beruházási kiadások	947,9		
					2						Felújítás	1 510,3		
2						Magyar Honvédség								
	1						Honvéd Vezérkar közvetlen szervezetei							25 373,9
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2008. évi előirányzat		
					1						Személyi juttatások	17 822,2		
					2						Munkaadókat terhelő járulékok	4 866,9		
					3						Dologi kiadások	2 327,2		
					5						Egyéb működési célú támogatások, kiadások	115,3		
				2						Felhalmozási költségvetés			53,0	
					1						Intézményi beruházási kiadások	295,3		
	2						MH ÖHP és alárendelt szervezetei							82 596,0
				1						Működési költségvetés				
					1						Személyi juttatások	52 683,5		
					2						Munkaadókat terhelő járulékok	15 031,1		
					3						Dologi kiadások	14 660,5		
					5						Egyéb működési célú támogatások, kiadások	218,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2,0		
3						Katonai Nemzetbiztonsági Szolgálatok								
	1						Katonai Felderítő Hivatal							8 723,7
				1						Működési költségvetés				
					1						Személyi juttatások	4 905,3		
					2						Munkaadókat terhelő járulékok	1 345,9		
					3						Dologi kiadások	2 440,4		
					5						Egyéb működési célú támogatások, kiadások	16,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	16,0		
	2						Katonai Biztonsági Hivatal							2 353,1
				1						Működési költségvetés				
					1						Személyi juttatások	1 585,3		
					2						Munkaadókat terhelő járulékok	470,7		
					3						Dologi kiadások	256,6		
					5						Egyéb működési célú támogatások, kiadások	5,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	35,0		
4						Zrínyi Miklós Nemzetvédelmi Egyetem								4 965,9
				1						Működési költségvetés				
					1						Személyi juttatások	3 280,7		
					2						Munkaadókat terhelő járulékok	950,3		
					3						Dologi kiadások	655,7		
					5						Egyéb működési célú támogatások, kiadások	9,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	70,0		
5						Katonai Ügyészségek								1 188,2
				1						Működési költségvetés				
					1						Személyi juttatások	852,1		
					2						Munkaadókat terhelő járulékok	259,0		
					3						Dologi kiadások	77,1		
6						Egészségügyi intézetek								1 657,5
				1						Működési költségvetés			12 300,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2008. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	8 879,6		
					2						Munkaadókat terhelő járulékok	2 691,4		
					3						Dologi kiadások	2 352,3		
					5						Egyéb működési célú támogatások, kiadások	34,2		
8						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Központilag kezelt lakástámogatási előirányzatok						1 327,4
				2						Felhalmozási költségvetés			450,0	
					5						Lakástámogatás	1 627,4		
					6						Lakásépítés	150,0		
	2						Ágazati célelőirányzatok							
		1						Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group)						200,0
				1						Működési költségvetés				
					3						Dologi kiadások	200,0		
		3						Társadalmi szervek támogatása						
			1						Honvédszakszervezet (HOSZ)					8,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8,9		
			2						Honvédségi Dolgozók Szakszervezete (HODOSZ)					8,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8,8		
			3						Bajtársi Egyesületek Országos Szövetsége (BEOSZ)					4,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,6		
			4						Csapatok Érdekvédelmi Szövetsége (CSÉSZ)					1,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,0		
			5						Magyar Hadtudományi Társaság (MHTT)					2,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,5		
			6						Egyéb társadalmi szervek támogatása					37,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	37,9		
			7						Honvédség és Társadalom Baráti Kör (HTBK) Országos Szövetsége					2,3
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,3		
			8						Honvédségi Nyugdíjas Klubok (HNYK) Országos Szövetsége					1,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,5		
			9						Magyar Tartalékosok Szövetsége (MATASZ)					1,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,2		
			10						Magyar Ellenállók és Antifasiszták Szövetsége (MEASZ)					1,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
			11						Magyar Huszár és Katonai Hagyományőrző Szövetség (MHKHSZ)					2,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,0		
			12						Honvédség és Társadalom Baráti Kör (HTBK) Székesfehérvári Egyesülete					2,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,0		
			13						Budapesti Honvéd Sportegyesület támogatása					90,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	90,0		
			14						Honvéd Sportegyesületek Országos Szövetsége támogatása					1,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,0		
			15						Hadirokkantak, Hadiözvegyek és Hadiárvák Országos Nemzeti Szövetsége támogatása					0,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	0,7		
			16						Magyar Futball Akadémia Alapítvány támogatása					25,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,0		
		5						Közhasznú társaságok által ellátott állami feladatok finanszírozása						3 011,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 011,9		
		16						Védelmi Miniszteri Találkozó						440,0
				1						Működési költségvetés				
					3						Dologi kiadások	440,0		
		24						Hozzájárulás a NATO költségvetéséhez						3 359,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 109,0		
				2						Felhalmozási költségvetés			1 750,0	
		25						Hozzájárulás a NATO Biztonsági Beruházási Programjához						2 324,4
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2 324,4		
		32						Hozzájárulás a hivatásos katonák kedvezményes nyugellátásának és a sorállomány társadalombiztosítási ellátásának kiadásaihoz						
			1						Hozzájárulás a hivatásos katonák kedvezményes nyugellátásának kiadásaihoz					22 334,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	22 334,0		
		35						Egyéb uniós befizetések						314,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	314,8		
		36						MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása						17,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	17,5		
		37						Honvéd Művészegyüttes támogatása						75,0
				1						Működési költségvetés				
					3						Dologi kiadások	75,0		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	 Bevétel	 Támogatás
		38				A fejezeti kezelésű előirányzatokkal összefüggésben felmerült, a Magyar Államkincstár által nyújtott szolgáltatások díjai			24,0
				1		Működési költségvetés			
					3	Dologi kiadások	24,0		
		39				Fejezeti tartalék			
			2			Fejezeti egyensúlyi tartalék	22 000,0		22 000,0
						XIII. fejezet összesen:	*319 689,5*	*17 501,3*	*302 188,2*

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Igazságügyi és Rendészeti Minisztérium igazgatása			3 297,5
				1		Működési költségvetés		2 334,7	
					1	Személyi juttatások	2 894,9		
					2	Munkaadókat terhelő járulékok	823,9		
					3	Dologi kiadások	1 811,2		
					5	Egyéb működési célú támogatások, kiadások	34,6		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	67,6		
2						Rendvédelmi Szervek Védelmi Szolgálata			1 683,3
				1		Működési költségvetés			
					1	Személyi juttatások	1 136,2		
					2	Munkaadókat terhelő járulékok	353,4		
					3	Dologi kiadások	193,7		
3						Igazságügyi Hivatal			5 374,0
				1		Működési költségvetés			
					1	Személyi juttatások	3 419,3		
					2	Munkaadókat terhelő járulékok	1 064,0		
					3	Dologi kiadások	813,6		
					5	Egyéb működési célú támogatások, kiadások	8,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	69,1		
4						Szakértői Intézetek			2 170,4
				1		Működési költségvetés		600,0	
					1	Személyi juttatások	1 425,5		
					2	Munkaadókat terhelő járulékok	447,3		
					3	Dologi kiadások	611,3		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	286,3		
5						Büntetés-végrehajtás			36 064,1
				1		Működési költségvetés		2 715,6	
					1	Személyi juttatások	22 521,5		
					2	Munkaadókat terhelő járulékok	6 400,4		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	9 020,0		
					4						Ellátottak pénzbeli juttatásai	2,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	529,4		
					2						Felújítás	157,7		
					5						Lakástámogatás	40,0		
				3						Kölcsönök		108,0		
6						Országos Atomenergia Hivatal								154,8
				1						Működési költségvetés			1 897,6	
					1						Személyi juttatások	745,4		
					2						Munkaadókat terhelő járulékok	229,7		
					3						Dologi kiadások	998,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	78,9		
7						Rendőrség								211 768,5
				1						Működési költségvetés			4 660,7	
					1						Személyi juttatások	141 797,8		
					2						Munkaadókat terhelő járulékok	43 142,7		
					3						Dologi kiadások	28 085,0		
					5						Egyéb működési célú támogatások, kiadások	26,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	3 005,2		
					2						Felújítás	342,5		
				3						Kölcsönök		30,0		
10						Bevándorlási és Állampolgársági Hivatal								5 463,7
				1						Működési költségvetés			254,4	
					1						Személyi juttatások	2 589,3		
					2						Munkaadókat terhelő járulékok	874,1		
					3						Dologi kiadások	1 957,4		
					4						Ellátottak pénzbeli juttatásai	8,0		
					5						Egyéb működési célú támogatások, kiadások	79,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	210,3		
11						Rendőrtiszti Főiskola								1 173,8
				1						Működési költségvetés			191,8	
					1						Személyi juttatások	802,3		
					2						Munkaadókat terhelő járulékok	251,5		
					3						Dologi kiadások	308,9		
					5						Egyéb működési célú támogatások, kiadások	2,9		
13						Központi Gazdasági Főigazgatóság								1 108,8
				1						Működési költségvetés			565,7	
					1						Személyi juttatások	630,3		
					2						Munkaadókat terhelő járulékok	174,9		
					3						Dologi kiadások	740,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	128,4		

						FEJEZET						2008. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
15						Oktatási Igazgatás								3 943,2
				1						Működési költségvetés			563,2	
					1						Személyi juttatások	2 757,8		
					2						Munkaadókat terhelő járulékok	874,5		
					3						Dologi kiadások	810,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	32,0		
					2						Felújítás	31,9		
20						Fejezeti kezelésű előirányzatok								
	1						Ágazati célfeladatok							
		1						A fogvatartottakat foglalkoztató gazdálkodó szervezetek támogatása						150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
		2						Energia-racionalizálás						
				3						Kölcsönök		80,0	80,0	
		3						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		4						Jogi segítségnyújtás						85,0
				1						Működési költségvetés				
					3						Dologi kiadások	85,0		
		5						Bűncselekmények áldozatainak kárenyhítése						132,0
				1						Működési költségvetés				
					3						Dologi kiadások	132,0		
		6						Társadalmi bűnmegelőzéssel összefüggő kiadások, támogatások						190,4
				1						Működési költségvetés				
					1						Személyi juttatások	21,0		
					2						Munkaadókat terhelő járulékok	8,0		
					3						Dologi kiadások	29,0		
					5						Egyéb működési célú támogatások, kiadások	132,4		
		7						Informatikai rendszerekkel összefüggő kötelezettségek						165,0
				1						Működési költségvetés				
					3						Dologi kiadások	165,0		
		9						PPP rendszerben épülő börtön						3 737,3
				1						Működési költségvetés				
					3						Dologi kiadások	3 737,3		
		11						MÁK – számlavezetési díjak						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		13						Közrendvédelmi bírság						
				1						Működési költségvetés			100,0	
					5						Egyéb működési célú támogatások, kiadások	100,0		
		14						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						38 663,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	38 663,0		

Cím-szám	Alcím-szám	Jogcím-csop-szám	Jogcím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop-név	Jogcím-név	Előir.-csop-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		15						Országos Baleset-megelőzési Bizottság						
				1						Működési költségvetés			750,0	
					5						Egyéb működési célú támogatások, kiadások	750,0		
		16						Bűnmegelőzéssel összefüggő feladatok támogatása						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		20						Nemzetközi fizetési kötelezettség						218,0
				1						Működési költségvetés				
					3						Dologi kiadások	218,0		
		21						Az Európai Unió Biztonság- és Védelempolitikájából az IRM-re háruló fizetési kötelezettségek teljesítése						379,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	379,7		
	2						Alapítványok támogatása							
		1						Emberi Jogok Magyar Központja Közalapítvány						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
	3						Beruházás							
		4						Közbiztonsági beruházások						270,2
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	270,2		
		5						Lakáscélú beruházás						100,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	100,0		
	5						Társadalmi önszerveződések támogatása							
		1						Szabadságharcosokért Közalapítvány						200,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	200,0		
		2						Rendészeti sportszervezetek támogatása						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
		3						Szakszervezetek támogatása						21,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	21,9		
		7						Fehér Gyűrű Közhasznú Egyesület támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		11						Országos Polgárőr Szövetség						159,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	159,0		
		14						Nemzedékek Biztonságáért Alapítvány támogatása						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
	8						Egyéb közösségi programok							64,5
				1						Működési költségvetés			200,0	
					5						Egyéb működési célú támogatások, kiadások	264,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat: Kiadás	Bevétel	Támogatás
	9					Szolidaritási programok			435,5
				1		Működési költségvetés		987,7	
					5	Egyéb működési célú támogatások, kiadások	1 237,7		
				2		Felhalmozási költségvetés		1 000,0	
					3	Egyéb intézményi felhalmozási kiadások	1 185,5		
	10					Fejezeti tartalék			
		1				Fejezeti általános tartalék	181,7		181,7
		2				Fejezeti egyensúlyi tartalék	8 281,5		8 281,5
						1–20. cím összesen:	*342 805,2*	*16 901,4*	*325 903,8*
21						Alapok támogatása			
	1					Központi Nukleáris Pénzügyi Alap támogatása	8 300,0		
						XIV. fejezet összesen:	*351 105,2*	*16 901,4*	*325 903,8*

XV. GAZDASÁGI ÉS KÖZLEKEDÉSI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Megnevezés	Kiadás	Bevétel	Támogatás
1						Gazdasági és Közlekedési Minisztérium Igazgatása			
	1					Gazdasági és Közlekedési Minisztérium			6 188,5
				1		Működési költségvetés		316,5	
					1	Személyi juttatások	4 133,4		
					2	Munkaadókat terhelő járulékok	1 277,6		
					3	Dologi kiadások	1 003,7		
					5	Egyéb működési célú támogatások, kiadások	66,3		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	24,7		
				3		Kölcsönök	49,3	50,0	
2						Gazdasági és Közlekedési Minisztérium Kutatás Fejlesztési Szervei			
	1					Nemzeti Kutatási és Technológiai Hivatal			345,6
				1		Működési költségvetés		788,6	
					1	Személyi juttatások	546,3		
					2	Munkaadókat terhelő járulékok	166,6		
					3	Dologi kiadások	412,3		
				2		Felhalmozási költségvetés		10,4	
					1	Intézményi beruházási kiadások	19,4		
	2					Kutatás-fejlesztési Pályázati és Kutatáshasznosítási Iroda			
				1		Működési költségvetés		794,1	
					1	Személyi juttatások	282,9		
					2	Munkaadókat terhelő járulékok	86,1		
					3	Dologi kiadások	425,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat: Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés		30,0	
					1	Intézményi beruházási kiadások	30,0		
3						Magyar Kereskedelmi Engedélyezési Hivatal			710,0
				1		Működési költségvetés		5 250,0	
					1	Személyi juttatások	2 008,1		
					2	Munkaadókat terhelő járulékok	612,2		
					3	Dologi kiadások	2 939,2		
					5	Egyéb működési célú támogatások, kiadások	246,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	144,0		
					2	Felújítás	10,0		
5						Bányászati Utókezelő és Éjjeli Szanatórium			82,0
				1		Működési költségvetés		60,0	
					1	Személyi juttatások	65,6		
					2	Munkaadókat terhelő járulékok	22,2		
					3	Dologi kiadások	54,2		
7						Nemzeti Hírközlési Hatóság			
				1		Működési költségvetés		20 382,0	
					1	Személyi juttatások	2 899,0		
					2	Munkaadókat terhelő járulékok	927,8		
					3	Dologi kiadások	13 546,3		
					5	Egyéb működési célú támogatások, kiadások	160,0		
				2		Felhalmozási költségvetés		6,0	
					1	Intézményi beruházási kiadások	2 737,6		
					2	Felújítás	116,3		
				3		Kölcsönök	13,0	12,0	
8						Nemzeti Információs Infrastruktúra Fejlesztési Intézet			1 432,7
				1		Működési költségvetés		506,2	
					1	Személyi juttatások	347,2		
					2	Munkaadókat terhelő járulékok	101,3		
					3	Dologi kiadások	1 490,4		
11						GKM Bányászati és Földtani Intézmények			
	1					Magyar Bányászati és Földtani Hivatal			193,2
				1		Működési költségvetés		1 470,7	
					1	Személyi juttatások	869,5		
					2	Munkaadókat terhelő járulékok	265,4		
					3	Dologi kiadások	460,8		
					5	Egyéb működési célú támogatások, kiadások	45,4		
				2		Felhalmozási költségvetés		2,1	
					1	Intézményi beruházási kiadások	24,9		
				3		Kölcsönök	3,0	3,0	
	2					Magyar Állami Földtani Intézet			334,3
				1		Működési költségvetés		496,7	
					1	Személyi juttatások	399,8		
					2	Munkaadókat terhelő járulékok	129,7		
					3	Dologi kiadások	301,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Támogatás
											FEJEZET			
				3						Kölcsönök		0,4	0,4	
	3						Magyar Állami Eötvös Loránd Geofizikai Intézet							252,9
				1						Működési költségvetés			353,7	
					1						Személyi juttatások	254,4		
					2						Munkaadókat terhelő járulékok	81,3		
					3						Dologi kiadások	271,0		
				3						Kölcsönök		1,7	1,8	
12						Magyar Energia Hivatal								
				1						Működési költségvetés			2 814,8	
					1						Személyi juttatások	785,3		
					2						Munkaadókat terhelő járulékok	243,4		
					3						Dologi kiadások	1 476,1		
					5						Egyéb működési célú támogatások, kiadások	0,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	305,7		
					2						Felújítás	2,4		
				3						Kölcsönök		2,4	1,0	
13						Magyar Szabadalmi Hivatal								
				1						Működési költségvetés			3 210,0	
					1						Személyi juttatások	1 264,6		
					2						Munkaadókat terhelő járulékok	386,3		
					3						Dologi kiadások	1 309,7		
					5						Egyéb működési célú támogatások, kiadások	135,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	105,0		
					2						Felújítás	6,0		
				3						Kölcsönök		3,0		
16						Nemzeti Közlekedési Hatóság								
				1						Működési költségvetés			26 723,3	
					1						Személyi juttatások	8 890,3		
					2						Munkaadókat terhelő járulékok	2 539,8		
					3						Dologi kiadások	13 194,2		
					5						Egyéb működési célú támogatások, kiadások	1 168,0		
				2						Felhalmozási költségvetés			16,2	
					1						Intézményi beruházási kiadások	885,5		
					2						Felújítás	45,9		
				3						Kölcsönök		34,3	18,5	
18						Közlekedésfejlesztési Koordinációs Központ								
				1						Működési költségvetés			4 446,8	
					1						Személyi juttatások	1 186,2		
					2						Munkaadókat terhelő járulékok	358,2		
					3						Dologi kiadások	2 334,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	254,6		
					2						Felújítás	10,0		
					3						Egyéb intézményi felhalmozási kiadások	299,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				3						Kölcsönök		4,0		
20						MÁV egészségügyi alapellátó intézmények								95,0
				1						Működési költségvetés			1 337,9	
					1						Személyi juttatások	763,4		
					2						Munkaadókat terhelő járulékok	251,5		
					3						Dologi kiadások	409,1		
				2						Felhalmozási költségvetés			1,5	
					1						Intézményi beruházási kiadások	10,4		
22						Közlekedésbiztonsági Szervezet								514,9
				1						Működési költségvetés				
					1						Személyi juttatások	297,8		
					2						Munkaadókat terhelő járulékok	86,6		
					3						Dologi kiadások	110,7		
					5						Egyéb működési célú támogatások, kiadások	2,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	17,8		
23						Magyar Vasúti Hivatal								
				1						Működési költségvetés			696,6	
					1						Személyi juttatások	251,3		
					2						Munkaadókat terhelő járulékok	71,4		
					3						Dologi kiadások	218,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	152,1		
					3						Egyéb intézményi felhalmozási kiadások	3,3		
25						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						A magyarországi uránércbánya bezárása						1 321,9
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	1 321,9		
		9						Akadálymentes közlekedés fejlesztése						140,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	140,0		
	2						Ágazati célelőirányzatok							
		2						Energiafelhasználási hatékonyság javítása						2 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	180,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 815,0		
		3						Szabványosítási és akkreditálási nemzetközi feladatok						72,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	72,0		
		9						A közúti közlekedésbiztonság egyes állami feladatai						
				1						Működési költségvetés			971,0	
					3						Dologi kiadások	971,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		14									A millenáris programokkal összefüggő feladatok			674,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	674,0		
		16									Központi kutatások, elemzések			30,0
				1							Működési költségvetés			
					3						Dologi kiadások	30,0		
		17									Államigazgatás hatékonyságának növelése			100,0
				2							Felhalmozási költségvetés			
					1						Intézményi beruházási kiadások	100,0		
		20									Uránércbánya hosszú távú környezeti kárelhárítás			767,4
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	767,4		
		41									Szakképzési feladatok			10,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	10,0		
		45									Belvízi hajózási alapprogram			0,9
				1							Működési költségvetés			
					3						Dologi kiadások	0,9		
		46									K+F+I támogatások			
			1								K+F+I intézmény és szabályozási rendszerének átalakítása			200,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	200,0		
			2								Nemzetközi jelentőségű, kiemelt KFI programok támogatása			130,0
				1							Működési költségvetés			
					5						Egyéb működési célú támogatások, kiadások	130,0		
	3										Vállalkozási célelőirányzatok			
		1									Beruházásösztönzési célelőirányzat			35 000,0
				2							Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	35 000,0		
		2									Nemzeti beruházásösztönzési vállalkozási célelőirányzat			
			1								Nemzeti beruházásösztönzési célelőirányzat			1 060,0
				1							Működési költségvetés			
					3						Dologi kiadások	560,0		
					5						Egyéb működési célú támogatások, kiadások	480,0		
				2							Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	20,0		
		3									Kis- és középvállalkozói célelőirányzat			2 282,0
				1							Működési költségvetés		3,0	
					3						Dologi kiadások	660,0		
					5						Egyéb működési célú támogatások, kiadások	925,0		
				2							Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	700,0		
		4									Magyar vállalkozások tőzsdei bevezetésének támogatása			100,0
				2							Felhalmozási költségvetés			
					3						Egyéb intézményi felhalmozási kiadások	100,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	 Bevétel	 Támogatás
		8						Külgazdaság-fejlesztési célelőirányzat						2 655,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 575,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	80,0		
		9						Védelmi és biztonsági ipar versenyképessége						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
	13						Üzletre hangolva							300,0
				1						Működési költségvetés				
					3						Dologi kiadások	300,0		
	14						Társadalmi szervezetek címzett támogatása							
		5						EU szabványok honosítása						90,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	90,0		
	18						Informatikai, távközlés-fejlesztési és frekvenciagazdálkodási feladatok							
		7						Közháló program						3 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	3 600,0		
		8						Információs társadalom kiteljesítése						2 170,0
				1						Működési költségvetés				
					3						Dologi kiadások	150,0		
					5						Egyéb működési célú támogatások, kiadások	774,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 246,0		
		10						e-Információszabadság						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		12						NAVA-NDA program						200,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	200,0		
		13						Felső- és közoktatási szoftver és licenc díj						1 235,6
				1						Működési költségvetés				
					3						Dologi kiadások	1 235,6		
		17						eGazdaságra hangolva						325,0
				1						Működési költségvetés				
					3						Dologi kiadások	325,0		
		18						Információs társadalom kiteljesítését támogató tudásmenedzsment						42,0
				1						Működési költségvetés				
					3						Dologi kiadások	42,0		
		19						Szociális ártámogatás						195,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	195,1		
		20						Határon túli információs társadalom programok támogatása						10,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	10,0		

											FEJEZET	2008. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
19						Ágazati szabályozási feladatok								
	1						Ágazati szabályozási feladatok (Hírközlés, Közlekedés, Infrastruktúra, Energetika)							215,0
				1						Működési költségvetés				
					3						Dologi kiadások	215,0		
	2						Postapiaci liberalizáció							105,0
				1						Működési költségvetés				
					3						Dologi kiadások	105,0		
28						Gyorsforgalmi úthálózat fejlesztése								103 400,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	103 400,0		
29						Útpénztár								76 480,2
				1						Működési költségvetés			45 600,0	
					3						Dologi kiadások	23 122,3		
					5						Egyéb működési célú támogatások, kiadások	39 607,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	8 852,5		
					2						Felújítás	22 637,2		
					3						Egyéb intézményi felhalmozási kiadások	27 861,1		
30						Közlekedéssel kapcsolatos és egyéb fejezeti kezelésű előirányzatok								
	1						Autópálya rendelkezésre állási díj							54 023,9
				1						Működési költségvetés				
					3						Dologi kiadások	54 023,9		
	5						GySEV ZRt. tőkeemelése							200,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	200,0		
	9						EU-támogatású projektek előkészítése és technikai támogatása							640,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	640,0		
	11						TEN-T pályázatok							2 500,0
				2						Felhalmozási költségvetés			1 926,9	
					3						Egyéb intézményi felhalmozási kiadások	4 426,9		
	15						BKSz működtetésének támogatása							2 329,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 329,0		
	16						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján							10,0
				1						Működési költségvetés				
					3						Dologi kiadások	4,0		
					5						Egyéb működési célú támogatások, kiadások	6,0		
	17						Kihelyezett szakértői támogatás							10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
	26						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok							
		1						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok						288,8
				1						Működési költségvetés				
					3						Dologi kiadások	288,8		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2008. évi előirányzat		
			2						Nemzetközi tagdíjak (NKTH)					36,4
				1						Működési költségvetés				
					3						Dologi kiadások	36,4		
		33						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		34						NATO tagságból adódó ágazati feladatok						10,0
				1						Működési költségvetés				
					1						Személyi juttatások	4,0		
					2						Munkaadókat terhelő járulékok	0,6		
					3						Dologi kiadások	5,4		
		36						Közlekedési zajvédelem						3,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,0		
		37						A közösségi közlekedés összehangolt fejlesztése						780,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	780,0		
		38						RO-LA gördülő országút						900,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	900,0		
		39						Határkikötők működtetése						162,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	162,0		
		40						Szolnok új városi híd építésének előkészítése						100,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	100,0		
	36						Közhasznú szervezetek támogatása							
		1						Energia Központ Kht. közhasznú feladatai						87,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	87,5		
	38						Felzárkóztatási Infrastrukturális Fejlesztési Alapprogram							
		6						Vasúti fejlesztések EIB hitelből						5 900,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	5 900,0		
	41						Magán és egyéb jogi személyek kártérítése							200,0
				1						Működési költségvetés				
					3						Dologi kiadások	200,0		
	42						Kincstári díjak							220,0
				1						Működési költségvetés				
					3						Dologi kiadások	220,0		
	47						Kötött segélyhitelezés							585,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	585,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	50					Fejezeti tartalék			
		1				Fejezeti általános tartalék	2 300,0		2 300,0
		2				Fejezeti egyensúlyi tartalék	8 231,4		8 231,4
						1–25. cím összesen:	*442 988,9*	*118 301,7*	*324 687,2*
27						Vállalkozások folyó támogatása			
	1					Egyedi támogatások, ellentételezések			
		2				Bányabezárás	1 000,0		
		3				A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének ellentételezése	135 501,5		
28						Központosított bevételek			
	1					Gazdaságfejlesztési támogatások visszatérülése		40,0	
	2					Gépjármű túlsúlydíj		1 320,0	
	3					Energiaár-kompenzációs befizetés		82 000,0	
30						Alapok támogatása			
	1					Kutatási és Technológiai Innovációs Alap	23 060,2		
						XV. fejezet összesen:	*602 550,6*	*201 661,7*	*324 687,2*

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Környezetvédelmi és Vízügyi Minisztérium igazgatása			5 421,3
				1		Működési költségvetés		25,9	
					1	Személyi juttatások	2 408,2		
					2	Munkaadókat terhelő járulékok	731,8		
					3	Dologi kiadások	1 833,2		
					5	Egyéb működési célú támogatások, kiadások	393,7		
				2		Felhalmozási költségvetés		6,0	
					1	Intézményi beruházási kiadások	63,3		
					2	Felújítás	23,0		
				3		Kölcsönök	5,0	5,0	
2						Környezetvédelmi és Vízügyi Minisztérium Fejlesztési Igazgatóság			774,5
				1		Működési költségvetés			
					1	Személyi juttatások	458,5		
					2	Munkaadókat terhelő járulékok	146,7		
					3	Dologi kiadások	139,3		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	30,0		
3						Országos Meteorológiai Szolgálat			958,5
				1		Működési költségvetés		987,0	
					1	Személyi juttatások	774,0		
					2	Munkaadókat terhelő járulékok	247,7		
					3	Dologi kiadások	770,4		
					5	Egyéb működési célú támogatások, kiadások	0,4		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop-név / Jog-cím-név / Előir.-csop-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés		11,0	
					1	Intézményi beruházási kiadások	124,0		
					2	Felújítás	40,0		
				3		Kölcsönök	3,0	3,0	
4						Vízügyi és Környezetvédelmi Központi Igazgatóság			894,5
				1		Működési költségvetés		20,4	
					1	Személyi juttatások	305,9		
					2	Munkaadókat terhelő járulékok	97,9		
					3	Dologi kiadások	459,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	48,0		
					2	Felújítás	4,1		
5						Nemzeti park igazgatóságok			3 263,7
				1		Működési költségvetés		2 026,9	
					1	Személyi juttatások	2 323,7		
					2	Munkaadókat terhelő járulékok	743,7		
					3	Dologi kiadások	2 019,1		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	133,6		
					2	Felújítás	70,5		
6						Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek			6 611,9
				1		Működési költségvetés		2 456,6	
					1	Személyi juttatások	5 327,3		
					2	Munkaadókat terhelő járulékok	1 704,7		
					3	Dologi kiadások	1 709,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	319,5		
					2	Felújítás	7,5		
7						Környezetvédelmi és vízügyi igazgatóságok			13 331,4
				1		Működési költségvetés		2 582,4	
					1	Személyi juttatások	9 162,0		
					2	Munkaadókat terhelő járulékok	2 931,8		
					3	Dologi kiadások	3 678,7		
				2		Felhalmozási költségvetés		28,9	
					1	Intézményi beruházási kiadások	170,2		
10						Fejezeti kezelésű előirányzatok			
	1					Beruházás			
		7				Vízkárelhárítás			
			5			Vásárhelyi terv továbbfejlesztése			6 895,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	6 895,0		
			7			Vízkárelhárítási művek fejlesztési és állagmegóvási feladatai			1 000,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	1 000,0		
		9				Balatoni regionális víziközmű-hálózat fejlesztése			183,9
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	183,9		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		19						EU Víz Keretirányelv végrehajtásának feladatai						208,4
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	208,4		
		20						Ivóvíz-minőség javító program						410,2
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	410,2		
	2						Ágazati célelőirányzatok							
		3						Vízkárelhárítási művek fenntartása						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	736,0		
		6						Szigetközi térség kárainak mérséklése, környezeti monitoring működtetése						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	73,6		
		7						Nemzetközi tagdíjak						340,0
				1						Működési költségvetés				
					3						Dologi kiadások	340,0		
		8						Szigetközi vízpótlással kapcsolatos működési kiadások						150,0
				1						Működési költségvetés				
					3						Dologi kiadások	150,0		
		9						Üvegházhatású gázok kibocsátásának csökkentésével összefüggő feladatok						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		10						Kutatási feladatok						160,0
				1						Működési költségvetés				
					3						Dologi kiadások	160,0		
		12						Balaton intézkedési terv és nagy tavaink védelme program						80,0
				1						Működési költségvetés				
					1						Személyi juttatások	26,6		
					2						Munkaadókat terhelő járulékok	8,5		
					3						Dologi kiadások	44,9		
		30						Kincstári számlavezetési díjak és kamatkifizetések						110,0
				1						Működési költségvetés				
					3						Dologi kiadások	110,0		
		34						Víz- és környezeti kárelhárítás						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	236,0		
		35						Természetvédelmi kártalanítás						80,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	80,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop-név / Jog-cím-név / Előir.-csop-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		37				Hulladékkezelési- és gazdálkodási feladatok			21,1
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	21,1		
		38				Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése			1 800,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	1 800,0		
		39				Országos Környezeti Kármentesítési Program végrehajtása			4 340,7
				1		Működési költségvetés			
					1	Személyi juttatások	50,0		
					2	Munkaadókat terhelő járulékok	16,0		
					3	Dologi kiadások	711,2		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	3 563,5		
		40				Természetvédelmi nemzetközi pályázatok támogatása			653,2
				1		Működési költségvetés			
					1	Személyi juttatások	66,4		
					2	Munkaadókat terhelő járulékok	21,8		
					3	Dologi kiadások	328,3		
					5	Egyéb működési célú támogatások, kiadások	68,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	156,1		
					3	Egyéb intézményi felhalmozási kiadások	11,8		
		41				Állami feladatok költséghatékony átvállalása az NKP megvalósításában			300,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	300,0		
		43				Magán és egyéb jogi személyek kártérítése			10,0
				1		Működési költségvetés			
					3	Dologi kiadások	10,0		
		44				Az illegális hulladéklerakók felszámolásának feladatai			245,8
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	245,8		
		45				Vízgazdálkodási pályázatok előkészítése és támogatása			402,0
				1		Működési költségvetés			
					3	Dologi kiadások	402,0		
	10					Fejezeti tartalék			
		1				Fejezeti általános tartalék	300,0		300,0
		2				Fejezeti egyensúlyi tartalék	1 777,1		1 777,1
						1–10. cím összesen:	*60 486,3*	*8 153,1*	*52 333,2*
12						Központosított bevételek			
	1					Környezetvédelmi támogatások visszatérülése		946,8	
	2					Bírságok			
		1				Légszennyezési bírság		489,8	
		3				Szennyvízbírságok		203,9	
		4				Veszélyes hulladék bírság		41,7	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	FEJEZET	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		5				Zaj- és rezgésvédelmi bírság			7,4	
		6				Természetvédelmi bírság			15,1	
	3.					Termékdíjak				
		1				Gumiabroncs termékdíjak			500,0	
		2				Csomagolóeszközök termékdíja			9 300,0	
		4				Akkumulátorok termékdíja			300,0	
		5				Kenőolajok termékdíja			6 200,0	
		7				Reklámhordozó papírok termékdíja			2 200,0	
		9				Elektromos és elektronikai berendezések termékdíja			2 300,0	
	5					Vízkészletjárulék			10 593,9	
							XVI. fejezet összesen	*60 486,3*	*41 251,7*	*52 333,2*

XVIII. KÜLÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Külügyminisztérium			
	1					Külügyminisztérium központi igazgatása			6 944,4
				1		Működési költségvetés		230,0	
					1	Személyi juttatások	4 336,8		
					2	Munkaadókat terhelő járulékok	1 466,7		
					3	Dologi kiadások	1 231,0		
					5	Egyéb működési célú támogatások, kiadások	40,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	87,1		
				3		Kölcsönök	24,3	12,0	
	2					Külképviseletek igazgatása			31 388,5
				1		Működési költségvetés		3 056,1	
					1	Személyi juttatások	16 770,0		
					2	Munkaadókat terhelő járulékok	3 357,6		
					3	Dologi kiadások	13 472,2		
				2		Felhalmozási költségvetés		61,0	
					1	Intézményi beruházási kiadások	907,2		
				3		Kölcsönök	112,6	114,0	
4						Magyar Külügyi Intézet			154,9
				1		Működési költségvetés		2,5	
					1	Személyi juttatások	76,9		
					2	Munkaadókat terhelő járulékok	25,5		
					3	Dologi kiadások	55,0		
5						Fejezeti kezelésű előirányzatok			
	3					NATO Békepartnerség			20,0
				1		Működési költségvetés			
					3	Dologi kiadások	15,0		
					5	Egyéb működési célú támogatások, kiadások	5,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2008. évi előirányzat		
6						Nemzetközi tagdíjak és európai uniós befizetések								
	1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások							3 062,3
				1						Működési költségvetés				
					3						Dologi kiadások	3 062,3		
	2						Európai uniós befizetések							51,2
				1						Működési költségvetés				
					3						Dologi kiadások	51,2		
8						Turistakölcsönök és konzuli segítségnyújtás								3,0
				1						Működési költségvetés			2,0	
					3						Dologi kiadások	5,0		
9						Állami Protokoll								
	2						Kormányfői Protokoll kiadásai							180,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	167,0		
12						Alapítványok támogatása								
	9						Demokrácia Központ Közalapítvány támogatása							50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
14						Civil szervezetek támogatása								
	1						Az atlanti gondolatot támogató nem kormányzati szervezetek							37,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	36,0		
	2						A nemzetközi szervezeteket kutató és népszerűsítő nem kormányzati szervek támogatása							3,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,0		
15						Külügyi Kommunikáció								120,3
				1						Működési költségvetés				
					3						Dologi kiadások	66,0		
					5						Egyéb működési célú támogatások, kiadások	54,3		
17						EU utazási költségtérítések								0,2
				1						Működési költségvetés			320,0	
					3						Dologi kiadások	0,2		
					5						Egyéb működési célú támogatások, kiadások	320,0		
22						Nemzetközi Fejlesztési Együttműködés								
	1						Nemzetközi Fejlesztési Együttműködés							300,0
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú támogatások, kiadások	260,0		
	2						Afganisztáni PRT támogatása a NEFE keretében							500,0
				1						Működési költségvetés				
					3						Dologi kiadások	190,0		
					5						Egyéb működési célú támogatások, kiadások	150,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	160,0		
		4				Humanitárius segélyezés			30,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	30,0		
	30					Schengeni követelmények			
		2				Schengeni követelményeknek való megfelelés			262,5
				1		Működési költségvetés			
					3	Dologi kiadások	62,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	200,0		
	35					Kelet és dél-kelet európai kormányzati stratégia végrehajtása és a határon túli magyar kapcsolatok			158,0
				1		Működési költségvetés			
					3	Dologi kiadások	0,1		
					5	Egyéb működési célú támogatások, kiadások	157,9		
36						Lakossági EU-tájékoztatási feladatok			
		1				„Euvonal" Telefonos Tájékoztató Szolgálat			150,0
				1		Működési költségvetés			
					3	Dologi kiadások	150,0		
		2				EU-projektek és -programok			35,0
				1		Működési költségvetés			
					3	Dologi kiadások	13,0		
					5	Egyéb működési célú támogatások, kiadások	22,0		
		3				Európai Uniós Kiadványok-Európai Tükör			50,0
				1		Működési költségvetés			
					3	Dologi kiadások	50,0		
	37					Magyar állampolgárok válsághelyzetből történő evakuálása			10,0
				1		Működési költségvetés			
					3	Dologi kiadások	10,0		
	38					Demokratikus átalakulás elősegítése			100,0
				1		Működési költségvetés			
					3	Dologi kiadások	20,0		
					5	Egyéb működési célú támogatások, kiadások	80,0		
	39					A 2011. évi magyar EU-elnökségre való felkészülés			
		1				Külügyminisztérium feladatai a 2011. évi magyar EU-elnökségre való felkészüléssel kapcsolatban			40,0
				1		Működési költségvetés			
					3	Dologi kiadások	40,0		
	40					Magán- és egyéb jogi személyek kártérítése			50,0
				1		Működési költségvetés			
					1	Személyi juttatások	44,7		
					2	Munkaadókat terhelő járulékok	5,3		
	41					Külső Határok Alap			169,4
				1		Működési költségvetés		99,2	
					3	Dologi kiadások	140,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2008. évi előirányzat		
				2						Felhalmozási költségvetés			409,1	
					1						Intézményi beruházási kiadások	537,4		
	50						Fejezeti tartalék							
		2						Fejezeti egyensúlyi tartalék				1 444,2		1 444,2
											I–5. cím összesen:	*49 619,8*	*4 305,9*	*45 313,9*
7						Központosított bevételek								
	1						Konzuli- és vízumdíj						3 324,5	
											XVIII. fejezet összesen:	*49 619,8*	*7 630,4*	*45 313,9*

XIX. UNIÓS FEJLESZTÉSEK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Fejlesztési Ügynökség								2 553,5
				1						Működési költségvetés			25,6	
					1						Személyi juttatások	1 384,4		
					2						Munkaadókat terhelő járulékok	431,3		
					3						Dologi kiadások	687,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	64,2		
					2						Felújítás	9,9		
				3						Kölcsönök		2,7	1,0	
2						Fejezeti kezelésű előirányzatok								
	1						I. Nemzeti Fejlesztési Terv							
		1						Regionális Operatív Program (ROP)						
			1						Térségi infrastruktúra és települési környezet fejlesztése					7 103,7
				1						Működési költségvetés			6 089,3	
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	13 193,0		
			2						Humánerőforrás-fejlesztés regionális dimenziójának erősítése a régiókban					836,3
				1						Működési költségvetés			3 494,9	
					5						Egyéb működési célú támogatások, kiadások	4 331,2		
			3						A turisztikai potenciál erősítése a régiókban					717,1
				1						Működési költségvetés			3 903,8	
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	4 620,9		
			4						ROP Technikai segítségnyújtás					687,2
				1						Működési költségvetés			1 058,5	
					3						Dologi kiadások	1 263,7		
					5						Egyéb működési célú támogatások, kiadások	482,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Agrár- és Vidékfejlesztési Operatív Program (AVOP)						
			1						Versenyképes alapanyag-termelés megalapozása a mezőgazdaságban					4 381,1
				1						Működési költségvetés			2,9	
					5						Egyéb működési célú támogatások, kiadások	22,6		
				2						Felhalmozási költségvetés			633,3	
					3						Egyéb intézményi felhalmozási kiadások	4 994,7		
			2						Élelmiszergazdaság modernizálása					1 007,4
				2						Felhalmozási költségvetés			778,7	
					3						Egyéb intézményi felhalmozási kiadások	1 786,1		
			3						Vidéki térségek fejlesztése					2 698,3
				1						Működési költségvetés			272,2	
					5						Egyéb működési célú támogatások, kiadások	434,1		
				2						Felhalmozási költségvetés			4 265,0	
					3						Egyéb intézményi felhalmozási kiadások	6 801,4		
			4						AVOP Technikai segítségnyújtás					2,5
				1						Működési költségvetés			7,3	
					5						Egyéb működési célú támogatások, kiadások	9,8		
		3						Gazdasági Versenyképesség Operatív Program (GVOP)						
			1						Beruházás-ösztönzés					714,7
				2						Felhalmozási költségvetés			285,3	
					3						Egyéb intézményi felhalmozási kiadások	1 000,0		
			2						Kis- és középvállalkozások fejlesztése					2 799,4
				1						Működési költségvetés			231,3	
					5						Egyéb működési célú támogatások, kiadások	324,9		
				2						Felhalmozási költségvetés			894,2	
					3						Egyéb intézményi felhalmozási kiadások	3 600,0		
			3						Információs társadalom és gazdaságfejlesztés					3 742,7
				2						Felhalmozási költségvetés			1 735,2	
					3						Egyéb intézményi felhalmozási kiadások	5 477,9		
			4						Kutatás-fejlesztés, innováció					629,0
				1						Működési költségvetés			154,9	
					5						Egyéb működési célú támogatások, kiadások	734,2		
				2						Felhalmozási költségvetés			143,0	
					3						Egyéb intézményi felhalmozási kiadások	192,7		
			5						GVOP Technikai segítségnyújtás					793,6
				1						Működési költségvetés			17,3	
					3						Dologi kiadások	666,3		
					5						Egyéb működési célú támogatások, kiadások	23,2		
				2						Felhalmozási költségvetés			364,1	
					1						Intézményi beruházási kiadások	84,7		
					3						Egyéb intézményi felhalmozási kiadások	400,8		
		4						Környezetvédelem és Infrastruktúra Operatív Program (KIOP)						
			1						Közlekedési infrastruktúra fejlesztése					304,5
				2						Felhalmozási költségvetés			8 942,6	
					3						Egyéb intézményi felhalmozási kiadások	9 247,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Környezetvédelem-Energetika					118,5
				2						Felhalmozási költségvetés			276,6	
					3						Egyéb intézményi felhalmozási kiadások	395,1		
			3						Környezetvédelem					490,9
				1						Működési költségvetés			33,5	
					5						Egyéb működési célú támogatások, kiadások	44,4		
				2						Felhalmozási költségvetés			1 491,0	
					3						Egyéb intézményi felhalmozási kiadások	1 971,0		
			4						KIOP Technikai segítségnyújtás					383,9
				1						Működési költségvetés			895,9	
					3						Dologi kiadások	200,0		
					5						Egyéb működési célú támogatások, kiadások	1 079,8		
		5						Humánerőforrás-fejlesztési Operatív Program (HEFOP)						
			1						Társadalmi kirekesztés elleni küzdelem a munkaerőpiacra történő belépés segítésére					1 925,1
				1						Működési költségvetés			4 798,0	
					5						Egyéb működési célú támogatások, kiadások	6 351,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	372,1		
			5						Egész életen át tartó tanulás és alkalmazkodó-képesség támogatása					3 299,5
				1						Működési költségvetés			13 701,2	
					5						Egyéb működési célú támogatások, kiadások	15 302,7		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	1 698,0		
			10						Az oktatási, szociális és egészségügyi infrastruktúra fejlesztése					2 495,1
				1						Működési költségvetés			5 997,3	
					5						Egyéb működési célú támogatások, kiadások	849,2		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	7 643,2		
			13						Aktív munkaerő-piaci politikák támogatása					674,6
				1						Működési költségvetés			708,0	
					5						Egyéb működési célú támogatások, kiadások	1 382,6		
			15						HEFOP Technikai segítségnyújtás					835,1
				1						Működési költségvetés			1 259,5	
					3						Dologi kiadások	761,0		
					5						Egyéb működési célú támogatások, kiadások	1 333,6		
		6						KTK technikai segítségnyújtás						121,8
				1						Működési költségvetés			365,2	
					3						Dologi kiadások	207,0		
					5						Egyéb működési célú támogatások, kiadások	205,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	75,0		
	2						Közösségi Kezdeményezések							
		1						INTERREG Közösségi kezdeményezés programjai						
			1						INTERREG IIIA HU-SK-UA					596,8
				1						Működési költségvetés			700,0	
					5						Egyéb működési célú támogatások, kiadások	1 270,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			738,3	
					3						Egyéb intézményi felhalmozási kiadások	764,2		
			2						INTERREG IIIA HU-RO-SER					1 064,3
				1						Működési költségvetés			1 991,0	
					5						Egyéb működési célú támogatások, kiadások	2 639,6		
				2						Felhalmozási költségvetés			968,1	
					3						Egyéb intézményi felhalmozási kiadások	1 383,8		
			3						INTERREG IIIA SL-HU-CR					392,2
				1						Működési költségvetés			716,6	
					5						Egyéb működési célú támogatások, kiadások	930,0		
				2						Felhalmozási költségvetés			415,1	
					3						Egyéb intézményi felhalmozási kiadások	593,9		
			4						INTERREG IIIA AU-HU					
				1						Működési költségvetés			416,4	
					5						Egyéb működési célú támogatások, kiadások	429,2		
				2						Felhalmozási költségvetés			400,0	
					3						Egyéb intézményi felhalmozási kiadások	387,2		
			5						INTERREG IIIB					26,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	26,0		
			6						INTERREG IIIC					96,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	96,0		
			7						INTERACT					4,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,0		
		2						EQUAL Közösségi Kezdeményezés						
			1						EQUAL Közösségi Kezdeményezés intézkedései					451,9
				1						Működési költségvetés			958,5	
					5						Egyéb működési célú támogatások, kiadások	1 343,3		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	67,1		
			2						EQUAL Közösségi Kezdeményezés – Technikai Segítségnyújtás, Országos Foglalkoztatási Közalapítvány (OFA) támogatása					8,9
				1						Működési költségvetés			62,6	
					5						Egyéb működési célú támogatások, kiadások	71,5		
			3						EQUAL Közösségi Kezdeményezés – Technikai Segítségnyújtás					42,5
				1						Működési költségvetés			64,7	
					3						Dologi kiadások	20,2		
					5						Egyéb működési célú támogatások, kiadások	87,0		
	3						Kohéziós Alap támogatásból megvalósuló projektek							
		1						Kohéziós Alap támogatásából megvalósuló közlekedési projektek						41 564,4
				1						Működési költségvetés			1 021,2	
					5						Egyéb működési célú támogatások, kiadások	2 069,0		
				2						Felhalmozási költségvetés			34 595,0	
					3						Egyéb intézményi felhalmozási kiadások	75 111,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Kohéziós Alap támogatásból megvalósuló környezetvédelmi projektek						33 955,2
				1						Működési költségvetés			3 029,4	
					5						Egyéb működési célú támogatások, kiadások	16 543,9		
				2						Felhalmozási költségvetés			53 937,5	
					3						Egyéb intézményi felhalmozási kiadások	74 378,2		
	4						Új Magyarország Fejlesztési Terv							
		1						Gazdaságfejlesztés Operatív Program						8 602,5
				1						Működési költségvetés			14 219,9	
					3						Dologi kiadások	1 514,0		
					5						Egyéb működési célú támogatások, kiadások	15 215,2		
				2						Felhalmozási költségvetés			34 527,6	
					3						Egyéb intézményi felhalmozási kiadások	40 620,8		
		2						Közlekedés Operatív Program						17 230,3
				1						Működési költségvetés			814,3	
					5						Egyéb működési célú támogatások, kiadások	958,0		
				2						Felhalmozási költségvetés			96 824,0	
					3						Egyéb intézményi felhalmozási kiadások	113 910,6		
		3						Társadalmi megújulás Operatív Program – EU forrásrész						
				1						Működési költségvetés			35 148,3	
					5						Egyéb működési célú támogatások, kiadások	30 016,5		
				2						Felhalmozási költségvetés			3 453,7	
					3						Egyéb intézményi felhalmozási kiadások	8 585,5		
		8						Társadalmi megújulás Operatív Program – Hazai társfinanszírozás						6 983,5
				1						Működési költségvetés			3 000,0	
					3						Dologi kiadások	73,3		
					5						Egyéb működési célú támogatások, kiadások	6 158,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 752,1		
		14						Társadalmi Infrastruktúra Operatív Program						3 908,1
				1						Működési költségvetés			1 954,1	
					5						Egyéb működési célú támogatások, kiadások	2 299,4		
				2						Felhalmozási költségvetés			20 192,1	
					3						Egyéb intézményi felhalmozási kiadások	23 754,9		
		19						Környezet és energia Operatív Program						7 329,0
				1						Működési költségvetés			1 496,0	
					5						Egyéb működési célú támogatások, kiadások	1 760,0		
				2						Felhalmozási költségvetés			40 035,0	
					3						Egyéb intézményi felhalmozási kiadások	47 100,0		
		20						Államreform Operatív Program						267,6
				1						Működési költségvetés			74,0	
					3						Dologi kiadások	87,0		
				2						Felhalmozási költségvetés			1 441,7	
					3						Egyéb intézményi felhalmozási kiadások	1 696,3		
		21						Elektronikus közigazgatás Operatív Program						654,2
				1						Működési költségvetés			144,5	
					3						Dologi kiadások	170,0		
				2						Felhalmozási költségvetés			3 562,4	
					3						Egyéb intézményi felhalmozási kiadások	4 191,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
		22						Végrehajtás Operatív Program						631,9
				1						Működési költségvetés			3 580,9	
					3						Dologi kiadások	1 895,8		
					5						Egyéb működési célú támogatások, kiadások	1 937,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	337,0		
					3						Egyéb intézményi felhalmozási kiadások	42,1		
		23						Nyugat-dunántúli Operatív Program						708,8
				1						Működési költségvetés			1 405,6	
					3						Dologi kiadások	532,3		
					5						Egyéb működési célú támogatások, kiadások	855,2		
				2						Felhalmozási költségvetés			4 119,2	
					3						Egyéb intézményi felhalmozási kiadások	4 846,1		
		24						Közép-dunántúli Operatív Program						776,3
				1						Működési költségvetés			1 539,5	
					3						Dologi kiadások	583,0		
					5						Egyéb működési célú támogatások, kiadások	936,7		
				2						Felhalmozási költségvetés			4 511,5	
					3						Egyéb intézményi felhalmozási kiadások	5 307,6		
		25						Dél-dunántúli Operatív Program						1 077,7
				1						Működési költségvetés			2 137,3	
					3						Dologi kiadások	809,4		
					5						Egyéb működési célú támogatások, kiadások	1 300,3		
				2						Felhalmozási költségvetés			6 263,2	
					3						Egyéb intézményi felhalmozási kiadások	7 368,5		
		26						Dél-alföldi Operatív Program						1 144,4
				1						Működési költségvetés			2 269,3	
					3						Dologi kiadások	859,4		
					5						Egyéb működési célú támogatások, kiadások	1 380,7		
				2						Felhalmozási költségvetés			6 650,3	
					3						Egyéb intézményi felhalmozási kiadások	7 823,9		
		27						Észak-alföldi Operatív Program						1 490,4
				1						Működési költségvetés			2 955,4	
					3						Dologi kiadások	1 119,3		
					5						Egyéb működési célú támogatások, kiadások	1 798,1		
				2						Felhalmozási költségvetés			8 660,8	
					3						Egyéb intézményi felhalmozási kiadások	10 189,2		
		28						Észak-magyarországi Operatív Program						1 381,2
				1						Működési költségvetés			2 739,2	
					3						Dologi kiadások	1 037,4		
					5						Egyéb működési célú támogatások, kiadások	1 666,5		
				2						Felhalmozási költségvetés			8 027,1	
					3						Egyéb intézményi felhalmozási kiadások	9 443,6		
		29						Közép-magyarországi Operatív Program						2 062,2
				1						Működési költségvetés			5 826,9	
					3						Dologi kiadások	1 684,2		
					5						Egyéb működési célú támogatások, kiadások	4 058,4		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés		20 851,2	
					3	Egyéb intézményi felhalmozási kiadások	22 997,7		
5						Területi Együttműködés			
	1					Európai Területi Együttműködés			1 315,1
				1		Működési költségvetés		1 910,2	
					5	Egyéb működési célú támogatások, kiadások	2 589,4		
				2		Felhalmozási költségvetés		1 483,9	
					3	Egyéb intézményi felhalmozási kiadások	2 119,8		
	2					INTERACT 2007–2013			6,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	6,0		
6						Egyéb Uniós előirányzatok			
	1					EU DIRECT információs egységek hálózata			
				1		Működési költségvetés		84,3	
					5	Egyéb működési célú támogatások, kiadások	84,3		
	2					Igazgatási Partnerség			
				1		Működési költségvetés		74,4	
					5	Egyéb működési célú támogatások, kiadások	44,6		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	29,8		
	3					Svájci Alap támogatásából megvalósuló projektek			12,7
				1		Működési költségvetés		174,3	
					3	Dologi kiadások	18,7		
					5	Egyéb működési célú támogatások, kiadások	168,3		
	4					EGT, Norvég Alap támogatásból megvalósuló projektek			1 050,3
				1		Működési költségvetés		535,3	
					3	Dologi kiadások	35,3		
					5	Egyéb működési célú támogatások, kiadások	1 500,0		
				2		Felhalmozási költségvetés		2 949,7	
					3	Egyéb intézményi felhalmozási kiadások	3 000,0		
7						Szakmai fejezeti kezelésű előirányzatok			
	1					EU-támogatások felhasználásához szükséges technikai segítségnyújtás			1 015,3
				1		Működési költségvetés			
					1	Személyi juttatások	160,0		
					2	Munkaadókat terhelő járulékok	51,2		
					3	Dologi kiadások	378,0		
					5	Egyéb működési célú támogatások, kiadások	10,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	415,3		
	2					Közreműködői intézményrendszer támogatása			2 758,0
				1		Működési költségvetés			
					1	Személyi juttatások	500,0		
					2	Munkaadókat terhelő járulékok	160,0		
					3	Dologi kiadások	133,5		
					5	Egyéb működési célú támogatások, kiadások	1 886,0		
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	78,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		3				Modernizációs és Euro-atlanti Integrációs Projektiroda támogatása			250,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	250,0		
		4				KEOP derogációs projektek kamattámogatása			500,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	500,0		
	8					Uniós programok céltartaléka	3 790,4		3 790,4
	9					Fejezeti egyensúlyi tartalék	1 788,3		1 788,3
						XIX. fejezet összesen:	*692 730,0*	*508 478,1*	*184 251,9*

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Oktatási és Kulturális Minisztérium igazgatása			
	1					Oktatási és Kulturális Minisztérium igazgatása			5 383,1
				1		Működési költségvetés		15,0	
					1	Személyi juttatások	3 550,1		
					2	Munkaadókat terhelő járulékok	1 067,5		
					3	Dologi kiadások	763,0		
					5	Egyéb működési célú támogatások, kiadások	17,5		
2						Egyetemek, főiskolák			191 120,2
				1		Működési költségvetés		187 528,1	
					1	Személyi juttatások	163 911,4		
					2	Munkaadókat terhelő járulékok	52 693,9		
					3	Dologi kiadások	123 513,8		
					4	Ellátottak pénzbeli juttatásai	30 854,5		
					5	Egyéb működési célú támogatások, kiadások	1 519,6		
				2		Felhalmozási költségvetés		12 839,5	
					1	Intézményi beruházási kiadások	16 253,9		
					2	Felújítás	2 549,9		
					3	Egyéb intézményi felhalmozási kiadások	190,8		
				3		Kölcsönök	74,2	74,2	
3						Közgyűjtemények			11 647,3
				1		Működési költségvetés		2 202,4	
					1	Személyi juttatások	7 647,0		
					2	Munkaadókat terhelő járulékok	2 436,6		
					3	Dologi kiadások	3 444,0		
					5	Egyéb működési célú támogatások, kiadások	101,1		
				2		Felhalmozási költségvetés		1,5	
					1	Intézményi beruházási kiadások	151,6		
					2	Felújítás	68,9		
					3	Egyéb intézményi felhalmozási kiadások	2,0		
4						Művészeti intézmények			6 090,5
				1		Működési költségvetés		1 512,7	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
					1						Személyi juttatások	5 035,2		
					2						Munkaadókat terhelő járulékok	1 581,1		
					3						Dologi kiadások	656,3		
					5						Egyéb működési célú támogatások, kiadások	2,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	293,4		
					2						Felújítás	34,6		
6						Egyéb kulturális intézmények								8 847,6
				1						Működési költségvetés			2 546,5	
					1						Személyi juttatások	5 250,5		
					2						Munkaadókat terhelő járulékok	1 473,2		
					3						Dologi kiadások	3 634,6		
					4						Ellátottak pénzbeli juttatásai	326,9		
					5						Egyéb működési célú támogatások, kiadások	168,4		
				2						Felhalmozási költségvetés			60,0	
					1						Intézményi beruházási kiadások	512,8		
					2						Felújítás	60,6		
					3						Egyéb intézményi felhalmozási kiadások	27,1		
				3						Kölcsönök		1,2	1,2	
7						Egyéb oktatási intézmények								3 691,8
				1						Működési költségvetés			3 179,2	
					1						Személyi juttatások	3 361,1		
					2						Munkaadókat terhelő járulékok	1 031,2		
					3						Dologi kiadások	1 755,5		
					4						Ellátottak pénzbeli juttatásai	35,0		
					5						Egyéb működési célú támogatások, kiadások	652,5		
				2						Felhalmozási költségvetés			15,0	
					1						Intézményi beruházási kiadások	31,7		
					2						Felújítás	19,0		
11						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Felsőoktatási fejlesztési program						
			9						Eszterházy Károly Főiskola „B" oktatási épület rekonstrukció					50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
			10						Budapesti Műszaki és Gazdaságtudományi Egyetem „K" épület alapmegerősítés					792,2
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	792,2		
			12						SZIE Jászberényi Főiskolai Kar jégpálya építése és berendezése					170,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	170,0		
			13						Károly Róbert Főiskola könyvtárfejlesztés					180,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	180,0		
			21						Eszterházy Károly Főiskola Leányka u. campus befejező üteme					140,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	140,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
			22			Kiemelt felsőoktatási beruházások előkészítése			30,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	30,0		
			23			ELTE Múzeum krt. 6–8. épületrekonstrukció befejezése			250,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	250,0		
			24			Szent István Egyetem Gödöllői Campus fűtésrekonstrukció			46,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	46,0		
			25			Miskolci Egyetem High-tech laboratóriumok kialakítása			100,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	100,0		
			26			Liszt Ferenc Zeneművészeti Egyetem hangszerbeszerzés			50,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	50,0		
			27			Károly Róbert Főiskola rekonstrukció			350,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	350,0		
			28			Dunaújvárosi Főiskola informatikai épület rekonstrukciója			98,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	98,0		
			29			Magyar Táncművészeti Főiskola oktatási épület rekonstrukciója			80,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	80,0		
		4				Kulturális beruházások			
			1			Múzeumi rekonstrukció			52,4
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	52,4		
			2			Vári rekonstrukciók (Szent György tér, Mátyás-templom)			1 560,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	1 560,0		
			3			Kulturális tevékenységek beruházásai			71,4
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	71,4		
			4			Külföldi kulturális intézetek bővítése, rekonstrukciója, kiépítése			180,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	180,0		
			5			Örökségvédelmi fejlesztések			443,0
				2		Felhalmozási költségvetés			
					4	Kormányzati beruházás	443,0		
	2					Normatív finanszírozás			
		1				Felsőoktatási intézmények hallgatóinak juttatásai központi előirányzata			3 795,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	3 795,0		
		3				Közoktatási célú humánszolgáltatás és kiegészítő támogatás			
			1			Humánszolgáltatások normatív állami támogatása			75 000,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	75 000,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Egyházi és kisebbségi közoktatási intézmények kiegészítő támogatása					15 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15 000,0		
		8						Egyházi felsőoktatási intézmények hitéleti képzése						2 490,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 490,0		
		10						Hallgatói létszám képzési többlete (egyházi világi képzés)						5 500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 500,0		
		11						Hallgatói létszám képzési többlete (alapítványi felsőoktatás)						2 900,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 900,0		
		17						Gyakorlóiskolák normatív támogatása						120,0
				1						Működési költségvetés				
					1						Személyi juttatások	70,0		
					2						Munkaadókat terhelő járulékok	22,0		
					3						Dologi kiadások	28,0		
	4						Közoktatási feladatok támogatása							
		9						Nem önkormányzati fenntartású közoktatási intézmények központi előirányzata						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		18						Érettségi vizsga lebonyolítása						1 150,0
				1						Működési költségvetés				
					1						Személyi juttatások	528,8		
					2						Munkaadókat terhelő járulékok	169,2		
					3						Dologi kiadások	68,0		
					5						Egyéb működési célú támogatások, kiadások	384,0		
		23						Közoktatás hatékonyságát javító mérés, értékelés						760,0
				1						Működési költségvetés				
					1						Személyi juttatások	400,0		
					2						Munkaadókat terhelő járulékok	128,0		
					3						Dologi kiadások	86,0		
					5						Egyéb működési célú támogatások, kiadások	146,0		
		27						Gyógypedagógiai tankönyvellátás, sajátos nevelési igényű gyerekek támogatása						101,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	13,0		
					3						Dologi kiadások	21,0		
					5						Egyéb működési célú támogatások, kiadások	27,0		
		29						Közoktatás speciális feladatainak támogatása						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	13,0		
					3						Dologi kiadások	47,0		
		30						Közoktatás Fejlesztési Célelőirányzat						
				1						Működési költségvetés				200,0	
					5						Egyéb működési célú támogatások, kiadások	200,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		31						Közoktatási ellenőrzési, pályázatlebonyolítási feladatok						128,0
				1						Működési költségvetés				
					1						Személyi juttatások	97,0		
					2						Munkaadókat terhelő járulékok	31,0		
	5						Felsőoktatási feladatok támogatása							
		4						Felsőoktatási oktatói-kutatói ösztöndíjak						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
		26						Felsőoktatás kiegészítő támogatása						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	80,0		
					2						Munkaadókat terhelő járulékok	26,0		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	4,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	30,0		
		33						Felsőoktatási információs rendszerek működtetése EISZ-koordináció						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	100,0		
					5						Egyéb működési célú támogatások, kiadások	268,0		
		34						Felsőoktatási intézmények gazdasági tanácsainak működtetése						161,0
				1						Működési költségvetés				
					1						Személyi juttatások	122,0		
					2						Munkaadókat terhelő járulékok	39,0		
		35						Felsőoktatási szakkollégiumok támogatása						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	32,0		
					2						Munkaadókat terhelő járulékok	14,0		
					3						Dologi kiadások	4,0		
		36						Pedagógus díszdiploma						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	38,0		
					2						Munkaadókat terhelő járulékok	12,0		
		42						Kis létszámú szakok, kiemelkedő intézményi teljesítmény, doktori iskolák, tehetséggondozás támogatása						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	168,0		
					2						Munkaadókat terhelő járulékok	50,0		
					3						Dologi kiadások	23,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,0		
		44						Magyar Felsőoktatási Akkreditációs Bizottság támogatása						210,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	210,0		
		45						Felsőoktatási és Tudományos Tanács támogatása						60,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	60,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
7						Egyéb feladatok támogatása								
	4						Nemzetiségi, kisebbségi és integrációs programok támogatása							470,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	9,0		
					3						Dologi kiadások	31,0		
					5						Egyéb működési célú támogatások, kiadások	400,0		
	15						„Útravaló" ösztöndíj program							2 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 500,0		
					2						Munkaadókat terhelő járulékok	480,0		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	10,0		
	18						Határon túli oktatási és kulturális feladatok támogatása							700,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	16,0		
					3						Dologi kiadások	50,0		
					4						Ellátottak pénzbeli juttatásai	190,0		
					5						Egyéb működési célú támogatások, kiadások	394,0		
10						Alapítványok, közalapítványok támogatása								
	1						Oktatási alapítványok, közalapítványok támogatása							965,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	965,0		
	2						Kulturális alapítványok, közalapítványok támogatása							
		1						Magyar Mozgókép Közalapítvány						4 810,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 810,0		
		2						Egyéb kulturális alapítványok, közalapítványok támogatása						2 814,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 814,0		
	3						Oktatásért Közalapítvány támogatása							35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
11						Nemzetközi kulturális és oktatási kapcsolatok programjai								
	5						Kétoldalú munkatervi feladatok							50,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	33,3		
	6						Nemzetközi tagdíjak							248,2
				1						Működési költségvetés				
					3						Dologi kiadások	248,2		
	7						EU közösségi programok							50,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					3	Dologi kiadások	5,0		
					5	Egyéb működési célú támogatások, kiadások	31,8		
		8				Világ-Nyelv Program			50,0
				1		Működési költségvetés			
					1	Személyi juttatások	12,0		
					2	Munkaadókat terhelő járulékok	3,8		
					3	Dologi kiadások	4,2		
					5	Egyéb működési célú támogatások, kiadások	30,0		
		9				OECD és EU kötelezettségek			41,5
				1		Működési költségvetés			
					1	Személyi juttatások	16,0		
					2	Munkaadókat terhelő járulékok	5,1		
					3	Dologi kiadások	10,4		
					5	Egyéb működési célú támogatások, kiadások	10,0		
		10				Kulturális és oktatási szakdiplomáciai feladatok			
			1			New Yorki/Washingtoni Magyar Kulturális Évad			150,0
				1		Működési költségvetés			
					1	Személyi juttatások	33,0		
					2	Munkaadókat terhelő járulékok	10,2		
					3	Dologi kiadások	106,8		
			2			Egyéb kulturális és oktatási szakdiplomáciai feladatok			295,5
				1		Működési költségvetés			
					1	Személyi juttatások	167,0		
					2	Munkaadókat terhelő járulékok	53,8		
					3	Dologi kiadások	38,7		
					5	Egyéb működési célú támogatások, kiadások	28,5		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	7,5		
	12					Felújítások központi támogatása			
		1				Felsőoktatási felújítási programok			750,0
				2		Felhalmozási költségvetés			
					2	Felújítás	750,0		
		2				Egyéb intézményi felújítási programok			30,0
				2		Felhalmozási költségvetés			
					2	Felújítás	30,0		
		3				Nemzeti kulturális intézmények felújítása			26,0
				2		Felhalmozási költségvetés			
					2	Felújítás	26,0		
	13					Egyéb fejlesztési támogatás			
		1				Egyházi felsőoktatási intézmények felújítási, fejlesztési programja			90,0
				2		Felhalmozási költségvetés			
					7	Egyéb beruházások és fejlesztési támogatások	90,0		
		4				Nem állami intézmények felújítás, beruházás			14,4
				2		Felhalmozási költségvetés			
					7	Egyéb beruházások és fejlesztési támogatások	14,4		
		5				Gödöllői Grassalkovich Kastély – Barokk Színház rekonstrukciójának hitelfelvételéhez kapcsolódó kiadás			204,0
				2		Felhalmozási költségvetés			
					7	Egyéb beruházások és fejlesztési támogatások	204,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	14						PPP programokkal kapcsolatos kiadások							
		1						Hozzájárulás az oktatási-kutatási infrastuktúra bérleti díjához						3 366,0
				1						Működési költségvetés				
					3						Dologi kiadások	3 366,0		
		2						Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához						2 220,7
				1						Működési költségvetés				
					3						Dologi kiadások	2 220,7		
		3						Hozzájárulás az új diákotthoni férőhelyek bérleti díjához						188,9
				1						Működési költségvetés				
					3						Dologi kiadások	188,9		
		5						Hozzájárulás a berlini Collegium Hungaricum bérleti díjához						103,6
				1						Működési költségvetés				
					3						Dologi kiadások	103,6		
	15						Közhasznú és gazdasági társaságok támogatása							
		6						Zánkai Gyermek és Ifjúsági Centrum Kht. által ellátott feladatok támogatása						180,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	180,0		
		7						Oktatási közhasznú társaságok által ellátott feladatok támogatása						920,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	920,0		
		8						Kulturális közhasznú és gazdasági társaságok által ellátott feladatok támogatása						9 495,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9 495,5		
	19						Kutatás-fejlesztés támogatása							
		2						Felsőoktatási kutatási program						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	8,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
	22						EU-tagsággal kapcsolatos feladatok							
		6						EU-tagságból eredő szakmai együttműködések						111,0
				1						Működési költségvetés				
					1						Személyi juttatások	84,1		
					2						Munkaadókat terhelő járulékok	26,9		
		8						EU Oktatás és Képzés munkaprogram						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	6,8		
	31						Kulturális feladatok és szervezetek támogatása							
		3						Kulturális szaktörvényből adódó feladatok és kötelezettségek						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		4						Hozzájárulás a Művészetek Palotájának működtetéséhez						8 800,0
				1						Működési költségvetés				
					3						Dologi kiadások	8 800,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
		7						Reneszánsz Év programjai						4 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 000,0		
		19						Filmszakmai támogatások						
			3						Egyéb filmszakmai támogatások					10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
	32						Közkultúra, kulturális vidékfejlesztés							
		7						Közkultúra, kulturális vidékfejlesztés támogatása						702,1
				1						Működési költségvetés				
					1						Személyi juttatások	140,0		
					2						Munkaadókat terhelő járulékok	45,2		
					3						Dologi kiadások	82,0		
					5						Egyéb működési célú támogatások, kiadások	424,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	10,0		
	34						Művészeti tevékenységek							
		4						Művészeti tevékenységek támogatása						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	110,0		
					2						Munkaadókat terhelő járulékok	35,0		
					3						Dologi kiadások	51,0		
					5						Egyéb működési célú támogatások, kiadások	294,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
	35						Civil és nonprofit szervezetek támogatása							
		3						Egyéb civil és nonprofit szervezetek						150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
		4						Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok						225,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	5,2		
					5						Egyéb működési célú támogatások, kiadások	167,0		
		5						Kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok						
			1						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása					638,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	638,0		
			2						Egyéb kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása					52,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	52,0		
	39						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi közgyűjtemények és közművelődési intézmények						325,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	325,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		4				Hittanoktatás			3 305,4
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	3 305,4		
		5				Egyházi alapintézmény-működés, Szja rendelkezése és kiegészítése			11 862,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	11 862,0		
		6				Átadásra nem került ingatlanok utáni járadék			8 990,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	8 990,0		
		8				Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka			1 620,7
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	1 620,7		
		9				Egyházi kulturális örökség értékeinek rekonstrukciója és egyéb beruházások			325,0
				2		Felhalmozási költségvetés			
					3	Egyéb intézményi felhalmozási kiadások	325,0		
		10				Egyházi oktatási és kulturális célú támogatás			50,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	50,0		
	41					A kincstár által felszámított díjak, jutalékok rendezése			110,0
				1		Működési költségvetés			
					3	Dologi kiadások	110,0		
	50					Fejezeti tartalék			
		1				Fejezeti általános tartalék	300,0		300,0
		2				Fejezeti egyensúlyi tartalék	8 879,9		8 879,9
						I–11. cím összesen:	*631 718,2*	*210 175,3*	*421 542,9*
15						Kormányzati rendkívüli kiadások			
	1					Volt egyházi ingatlanok tulajdoni helyzetének rendezése	9 018,5		
						XX. fejezet összesen:	*640 736,7*	*210 175,3*	*421 542,9*

XXI. EGÉSZSÉGÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Megnevezés	Kiadás	Bevétel	Támogatás
1						Egészségügyi Minisztérium igazgatása			
	1					EüM Központi Igazgatás			1 703,9
				1		Működési költségvetés		35,3	
					1	Személyi juttatások	1 190,2		
					2	Munkaadókat terhelő járulékok	351,3		
					3	Dologi kiadások	187,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	9,9		
	2					EüM Engedélyezési és Közigazgatási Hivatal			122,6
				1		Működési költségvetés		90,0	
					1	Személyi juttatások	116,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	35,5		
					3						Dologi kiadások	60,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
2						Állami Népegészségügyi és Tisztiorvosi Szolgálat								
	1						Országos Tisztifőorvosi Hivatal és intézményei							17 012,2
				1						Működési költségvetés			5 426,9	
					1						Személyi juttatások	13 080,0		
					2						Munkaadókat terhelő járulékok	4 240,6		
					3						Dologi kiadások	4 565,5		
					5						Egyéb működési célú támogatások, kiadások	172,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	341,6		
					2						Felújítás	38,8		
3						Szak- és továbbképző intézmények, könyvtárak, dokumentációs központok, kutatóintézetek								8 912,7
				1						Működési költségvetés			519,7	
					1						Személyi juttatások	914,6		
					2						Munkaadókat terhelő járulékok	266,8		
					3						Dologi kiadások	239,5		
					5						Egyéb működési célú támogatások, kiadások	7 967,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	44,5		
4						Gyógyító-megelőző ellátás országos szakintézetei								1 913,9
				1						Működési költségvetés			34 195,3	
					1						Személyi juttatások	12 882,4		
					2						Munkaadókat terhelő járulékok	4 207,9		
					3						Dologi kiadások	16 918,6		
					5						Egyéb működési célú támogatások, kiadások	12,6		
				2						Felhalmozási költségvetés			880,0	
					1						Intézményi beruházási kiadások	1 822,9		
					2						Felújítás	233,8		
					3						Egyéb intézményi felhalmozási kiadások	911,0		
5						Országos Mentőszolgálat								587,0
				1						Működési költségvetés			22 313,0	
					1						Személyi juttatások	15 046,2		
					2						Munkaadókat terhelő járulékok	4 817,6		
					3						Dologi kiadások	2 449,2		
					5						Egyéb működési célú támogatások, kiadások	587,0		
7						Országos Vérellátó Szolgálat								2 903,3
				1						Működési költségvetés			8 980,0	
					1						Személyi juttatások	4 204,6		
					2						Munkaadókat terhelő járulékok	1 294,5		
					3						Dologi kiadások	5 951,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	383,0		
					2						Felújítás	50,0		

FEJEZET

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat		
												Kiadás	Bevétel	Támogatás
8						Egészségbiztosítási Felügyelet								749,6
				1						Működési költségvetés			259,7	
					1						Személyi juttatások	453,2		
					2						Munkaadókat terhelő járulékok	137,4		
					3						Dologi kiadások	368,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						Országos Orvosi Rehabilitációs Intézet rekonstrukciója						2 500,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	2 500,0		
		7						Országos Sportegészségügyi Intézet rekonstrukciója						50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
		8						Egyéb beruházások						50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
	2						Egészségügyi ágazati célelőirányzatok							
		1						Oltóanyag beszerzés						4 500,0
				1						Működési költségvetés				
					3						Dologi kiadások	4 500,0		
		2						Egészségügyi ellátási és fejlesztési feladatok						2 266,7
				1						Működési költségvetés				
					1						Személyi juttatások	777,4		
					2						Munkaadókat terhelő járulékok	247,6		
					3						Dologi kiadások	513,9		
					5						Egyéb működési célú támogatások, kiadások	467,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	260,8		
		3						Légmentes eszközpark bérlésével összefüggő kiadások						800,0
				1						Működési költségvetés				
					3						Dologi kiadások	800,0		
		4						Egészségügyi reformmal összefüggő feladatok						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	72,6		
					2						Munkaadókat terhelő járulékok	23,2		
					3						Dologi kiadások	54,2		
		9						Altató-, lélegeztetőgép, monitor bérlésével összefüggő kiadások						1 250,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 250,0		
		11						Regionális ágazati feladatok támogatása						35,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,0		
					2						Munkaadókat terhelő járulékok	1,8		
					3						Dologi kiadások	5,2		
					5						Egyéb működési célú támogatások, kiadások	21,0		

Cím-szám	Alcím-szám	Jogcím-csop-szám	Jogcím-szám	Előir-csop-szám	Kiemelt előir-szám	Cím-név / Alcím-név / Jogcím-csop-név / Jogcím-név / Előir-csop-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		12				Határon túli magyarok egészségügyi ellátásának támogatása			80,0
				1		Működési költségvetés			
					1	Személyi juttatások	4,5		
					2	Munkaadókat terhelő járulékok	1,5		
					3	Dologi kiadások	74,0		
		13				Kisforgalmú gyógyszertárak működtetési támogatása			450,0
				1		Működési költségvetés		80,0	
					5	Egyéb működési célú támogatások, kiadások	530,0		
		41				Központi intézmények felújítása			
			1			Intézményi felújítások			200,0
				2		Felhalmozási költségvetés			
					2	Felújítás	200,0		
	11					Nemzetközi kapcsolatokból eredő kötelezettségek			
		1				Nemzetközi szervezetek tagdíjai és egyéb támogatásai			205,0
				1		Működési költségvetés			
					3	Dologi kiadások	205,0		
	17					Köztestületek támogatása			
		1				Magyar Orvosi Kamara támogatása			10,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	10,0		
		2				Magyar Gyógyszerész Kamara támogatása			10,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	10,0		
		3				Magyar Egészségügyi Szakdolgozói Kamara támogatása			15,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	15,0		
	20					Társadalmi szervezetek támogatása			
		10				Magyar Vöröskereszt támogatása			243,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	243,0		
		11				Magyar Orvostársaságok és Egyesületek Szövetsége támogatása			58,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	58,0		
		18				Rákbetegek országos szervezeteinek támogatása			61,5
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	61,5		
	22					Fejezeti tartalék			
		1				Fejezeti általános tartalék	20,0		20,0
		2				Fejezeti egyensúlyi tartalék	1 569,0		1 569,0
						XXI. fejezet összesen:	*121 208,3*	*72 779,9*	*48 428,4*

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
						XXII. PÉNZÜGYMINISZTÉRIUM								
1						Pénzügyminisztérium igazgatása								3 102,8
	1						Pénzügyminisztérium igazgatása							
				1						Működési költségvetés			831,2	
					1						Személyi juttatások	2 809,4		
					2						Munkaadókat terhelő járulékok	793,7		
					3						Dologi kiadások	328,6		
					5						Egyéb működési célú támogatások, kiadások	2,3		
4						PM Informatikai Szolgáltató Központ								419,4
				1						Működési költségvetés				
					1						Személyi juttatások	252,9		
					2						Munkaadókat terhelő járulékok	70,3		
					3						Dologi kiadások	86,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
5						Adó- és Pénzügyi Ellenőrzési Hivatal								83 783,3
				1						Működési költségvetés			320,0	
					1						Személyi juttatások	52 241,4		
					2						Munkaadókat terhelő járulékok	15 919,8		
					3						Dologi kiadások	13 354,7		
					5						Egyéb működési célú támogatások, kiadások	35,1		
				2						Felhalmozási költségvetés			25,0	
					1						Intézményi beruházási kiadások	2 055,3		
					2						Felújítás	522,0		
6						Vám- és Pénzügyőrség								31 751,5
				1						Működési költségvetés			3 843,1	
					1						Személyi juttatások	19 940,8		
					2						Munkaadókat terhelő járulékok	6 211,6		
					3						Dologi kiadások	6 893,2		
					5						Egyéb működési célú támogatások, kiadások	2 250,0		
				2						Felhalmozási költségvetés			20,0	
					1						Intézményi beruházási kiadások	159,0		
					2						Felújítás	60,0		
					5						Lakástámogatás	100,0		
				3						Kölcsönök	85,0	85,0	
10						Magyar Államkincstár								16 726,3
				1						Működési költségvetés			5 644,1	
					1						Személyi juttatások	12 998,4		
					2						Munkaadókat terhelő járulékok	4 182,6		
					3						Dologi kiadások	4 826,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	299,3		
					2						Felújítás	41,5		
				3						Kölcsönök	21,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
12						Fejezeti kezelésű előirányzatok			
	2					Ágazati célelőirányzatok			
		5				Kárrendezési célelőirányzat			
			1			Függő kár kifizetés			410,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	410,0		
			2			Járadék kifizetés			2 050,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	2 050,0		
			3			Tőkésítésre kifizetés			40,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	40,0		
		12				Általános gyermek és ifjúsági balesetbiztosítás biztosítási díja			92,1
				1		Működési költségvetés			
					3	Dologi kiadások	92,1		
		32				Kormányzati negyed előkészítésével kapcsolatos kiadások			8 227,6
				1		Működési költségvetés			
					1	Személyi juttatások	93,6		
					2	Munkaadókat terhelő járulékok	28,2		
					3	Dologi kiadások	1 094,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	4 651,0		
					2	Felújítás	2 360,0		
	5					PHARE programok és az átmeneti támogatás programjai			
		2				Átmeneti támogatással megvalósuló programok			
			2			ÁBPE.Módszertani és képzési központ			92,3
				2		Felhalmozási költségvetés		318,4	
					1	Intézményi beruházási kiadások	92,3		
					3	Egyéb intézményi felhalmozási kiadások	318,4		
			8			2006/018-176.04.01 A kockázatelemzésen alapuló ellenőrzésre történő kiválasztás hatékonyságának növelése			14,6
				2		Felhalmozási költségvetés		57,5	
					1	Intézményi beruházási kiadások	14,6		
					3	Egyéb intézményi felhalmozási kiadások	57,5		
			10			ESTRELLA programban való részvétel			
				1		Működési költségvetés		4,2	
					5	Egyéb működési célú támogatások, kiadások	4,2		
			11			A Magyar Vámigazgatás nyomozó szolgálatának képzése			
				1		Működési költségvetés		39,7	
					5	Egyéb működési célú támogatások, kiadások	39,7		
	6					Kincstári számlavezetési díj kiadásaira			15,0
				1		Működési költségvetés			
					3	Dologi kiadások	15,0		
	10					Fejezeti tartalék			
		1				Fejezeti általános tartalék	560,9		560,9
		2				Fejezeti egyensúlyi tartalék	4 794,0		4 794,0
						1–12. cím összesen:	*163 268,0*	*11 188,2*	*152 079,8*

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
13						Pénzügyi Szervezetek Állami Felügyelete								
	1						Pénzügyi Szervezetek Állami Felügyelete							
				1						Működési költségvetés			9 902,6	
					1						Személyi juttatások	4 696,7		
					2						Munkaadókat terhelő járulékok	1 431,1		
					3						Dologi kiadások	2 576,7		
					5						Egyéb működési célú támogatások, kiadások	332,1		
				2						Felhalmozási költségvetés			11,8	
					1						Intézményi beruházási kiadások	802,6		
					2						Felújítás	16,8		
				3						Kölcsönök		144,0	85,6	
											13. cím összesen:	*10 000,0*	*10 000,0*	
14						Kormányzati Ellenőrzési Hivatal								
	1						Kormányzati Ellenőrzési Hivatal							1 557,9
				1						Működési költségvetés				
					1						Személyi juttatások	937,2		
					2						Munkaadókat terhelő járulékok	299,9		
					3						Dologi kiadások	271,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	47,4		
					2						Felújítás	2,0		
	3						Fejezeti kezelésű előirányzatok							
		1						Fejezeti egyensúlyi tartalék				35,1		35,1
											14. cím összesen:	*1 593,0*	*1 593,0*	
15						Vállalkozások folyó támogatása								
	1						Egyedi támogatás							
		2						Eximbank Zrt. kamatkiegyenlítése				5 000,0		
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			210,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
16						Fogyasztói árkiegészítés						117 000,0		
17						Egyéb költségvetési kiadások								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				600,0		
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				1 500,0		
		7						Védelmi felkészítés előirányzatai						
			1						Országmozgósítás gazdasági felkészülés központi kiadásai			497,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			900,0		
		9						Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség				5 000,0		
		11						Egyéb vegyes kiadások				3 600,0		
		12						1% SZJA közcélú felhasználása				9 400,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		13						Rendkívüli beruházási tartalék				500,0		
		19						Eximbank és MEHIB Rt. behajtási jutaléka				4,0		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				50,0		
		25						Államadósság Kezelő Központ Zrt. közreműködési díja				26,1		
		26						Elengedett kezesség- és garanciavállalási díj				870,0		
18						Állam által vállalt kezesség és viszontgarancia érvényesítése								
	1						Kormány által vállalt egyedi kezességekből eredő fizetési kötelezettség					4 454,2		
	3						Eximbank által vállalt garanciaügyletekből eredő fizetési kötelezettség					1 600,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					800,0		
	5						Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					9 200,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					1 100,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					240,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					1 437,0		
	14						A „fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					80,0		
	15						MFB Rt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					400,0		
19						Normatív támogatások								
	1						Megváltozott munkaképességűek foglalkoztatásának támogatása					100,0		
	2						Megváltozott munkaképességűek kereset-kiegészítése					640,0		
24						Kormányzati rendkívüli kiadások								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				3 745,0		
		2						Az 1947-es Párizsi Békeszerződésből eredő kárpótlás				2 205,0		
		3						Pénzbeli kárpótlás folyósítási költségei				116,0		
	4						Pénzügyigazgatás korszerűsítése					7 857,3		
26						Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz								
	1						Nyugdíjbiztosítási Alap támogatása							
		1						Magánnyugdíjpénztárba átlépők miatti járulékkiesés pótlására				339 446,4		
		2						Nyugdíjbiztosítási Alap kiadásainak támogatása				143 356,6		
		3						GYES-en, GYED-en, GYET-en és rehabilitációs járadékon lévők után nyugdíjbiztosítási járulék megtérítése a Nyugdíjbiztosítási Alapnak				38 210,2		
		7						Korkedvezmény-biztosítási járulék címen átadott pénzeszköz				13 209,0		
	2						Egészségbiztosítási Alap támogatása							
		4						Központi költségvetésből járulék címen átadott pénzeszköz				307 038,0		
28						Nemzetközi elszámolások kiadásai								
	1						Nemzetközi tagdíjak							
		2						EBRD tőkeemelés				133,9		
		4						Tagdíj az ET Társadalomfejlesztési Alapjához				3,3		
		5						EIB tőkebefizetés				3 736,3		
		6						EIB tartalékokba befizetés				9 442,5		
		7						Bruegel tagdíj				17,1		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				723,5		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				120,0		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				31,4		
	3						Egyéb kiadások					35,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET: Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat: Kiadás	Bevétel	Támogatás
29	.					Hozzájárulás az EU költségvetéséhez	205 274,0		
31						Központosított bevételek			
	1					Kárrendezési célelőirányzat befizetése		5,0	
	2					Szerencsejátékok szervezésével kapcsolatos díj- és bírságbevételek		4 100,0	
32						Adósság-átvállalás és tartozás-elengedés			
	2					Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulás 2008. évi kölcsöntörlesztésének részleges elengedése	130,7		
	5					Külföldi követelések elengedése	1 068,6		
33						Alapok támogatása			
	1					Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása	67,0		
						XXII. fejezet összesen:	*1 416 042,1*	*25 293,2*	*153 672,8*

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Szociális és Munkaügyi Minisztérium igazgatása			3 813,8
				1		Működési költségvetés		370,7	
					1	Személyi juttatások	2 649,0		
					2	Munkaadókat terhelő járulékok	854,9		
					3	Dologi kiadások	653,5		
				2		Felhalmozási költségvetés		19,0	
					1	Intézményi beruházási kiadások	46,1		
2						Foglalkoztatási és Szociális Hivatal			1 256,9
				1		Működési költségvetés		1 627,7	
					1	Személyi juttatások	1 217,4		
					2	Munkaadókat terhelő járulékok	390,6		
					3	Dologi kiadások	1 251,5		
				2		Felhalmozási költségvetés		24,7	
					1	Intézményi beruházási kiadások	41,6		
					2	Felújítás	8,2		
3						Regionális Munkaügyi Központok			336,5
				1		Működési költségvetés		21 647,7	
					1	Személyi juttatások	13 536,3		
					2	Munkaadókat terhelő járulékok	4 331,6		
					3	Dologi kiadások	4 030,0		
				2		Felhalmozási költségvetés		202,0	
					1	Intézményi beruházási kiadások	288,3		
4						Országos Munkavédelmi és Munkaügyi Főfelügyelőség			3 636,6
				1		Működési költségvetés		2 886,5	
					1	Személyi juttatások	4 013,1		
					2	Munkaadókat terhelő járulékok	1 281,2		
					3	Dologi kiadások	802,4		
					5	Egyéb működési célú támogatások, kiadások	338,5		
				2		Felhalmozási költségvetés		87,3	
					1	Intézményi beruházási kiadások	145,0		
					2	Felújítás	0,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2008. évi előirányzat Kiadás	Bevétel	Támogatás
				3						Kölcsönök		29,5		
5						Regionális képző központok								557,5
				1						Működési költségvetés			4 054,3	
					1						Személyi juttatások	1 716,5		
					2						Munkaadókat terhelő járulékok	548,4		
					3						Dologi kiadások	2 346,9		
				2						Felhalmozási költségvetés			197,0	
					1						Intézményi beruházási kiadások	180,1		
					2						Felújítás	16,9		
6						Nemzeti Szakképzési és Felnőttképzési Intézet								356,0
				1						Működési költségvetés			3 393,6	
					1						Személyi juttatások	887,1		
					2						Munkaadókat terhelő járulékok	300,6		
					3						Dologi kiadások	2 489,9		
					5						Egyéb működési célú támogatások, kiadások	4,0		
				2						Felhalmozási költségvetés			36,2	
					1						Intézményi beruházási kiadások	80,3		
					2						Felújítás	20,0		
					3						Egyéb intézményi felhalmozási kiadások	3,9		
7						Egyenlő Bánásmód Hatóság								184,8
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	99,7		
					2						Munkaadókat terhelő járulékok	30,5		
					3						Dologi kiadások	55,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	2,0		
8						Szociálpolitikai és Munkaügyi Intézet								609,6
				1						Működési költségvetés				
					1						Személyi juttatások	369,6		
					2						Munkaadókat terhelő járulékok	120,4		
					3						Dologi kiadások	112,6		
					5						Egyéb működési célú támogatások, kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	4,0		
11						Nemzeti Fogyasztóvédelmi Hatóság								3 284,5
				1						Működési költségvetés			49,8	
					1						Személyi juttatások	1 748,1		
					2						Munkaadókat terhelő járulékok	555,8		
					3						Dologi kiadások	933,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	96,8		
12						Állami szociális intézetek								2 224,5
				1						Működési költségvetés			271,8	
					1						Személyi juttatások	1 270,0		
					2						Munkaadókat terhelő járulékok	422,7		
					3						Dologi kiadások	644,8		
					4						Ellátottak pénzbeli juttatásai	4,7		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	110,1		
					2						Felújítás	44,0		
13						Gyermek- és ifjúságvédelem intézetei								4 162,4
				1						Működési költségvetés			175,5	
					1						Személyi juttatások	2 390,1		
					2						Munkaadókat terhelő járulékok	778,2		
					3						Dologi kiadások	1 035,7		
					4						Ellátottak pénzbeli juttatásai	61,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	66,1		
					2						Felújítás	6,8		
14						Országos Rehabilitációs és Szociális Szakértői Intézet								1 789,6
				1						Működési költségvetés			915,5	
					1						Személyi juttatások	1 680,4		
					2						Munkaadókat terhelő járulékok	533,2		
					3						Dologi kiadások	432,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	59,4		
16						Fejezeti kezelésű előirányzatok								
	3						Állami Foglalkoztatási Szolgálat fejlesztési program							
				1						Működési költségvetés			665,0	
					3						Dologi kiadások	665,0		
				2						Felhalmozási költségvetés			772,7	
					1						Intézményi beruházási kiadások	772,7		
	4						Állami Foglalkoztatási Szolgálat működtetésének kiegészítése						237,5	
				1						Működési költségvetés				
					1						Személyi juttatások	54,6		
					2						Munkaadókat terhelő járulékok	17,3		
					3						Dologi kiadások	165,6		
	7						PHARE programok és az átmeneti támogatás programjai							
		2						Átmeneti támogatással megvalósuló programok						
			1'						Civil szervezetek és az Anti-diszkriminációs törvény alkalmazása					164,0
				1						Működési költségvetés			365,0	
					3						Dologi kiadások	94,0		
					5						Egyéb működési célú támogatások, kiadások	435,0		
	13						Foglalkoztatás és szociálpolitikai információs és tanácsadó szolgáltatások							150,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
	14						ESZA Kht. pályázatkezelő szervezet támogatása							1 137,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 137,5		
	17						Képzéssel támogatott közmunkaprogram							1 000,0
				1						Működési költségvetés			2 500,0	
					1						Személyi juttatások	120,0		
					2						Munkaadókat terhelő járulékok	40,0		
					3						Dologi kiadások	60,0		
					5						Egyéb működési célú támogatások, kiadások	3 280,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	18					Felnőttképzés normatív támogatása			15,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	15,0		
	37					MÁK tranzakciós díj			50,0
				1		Működési költségvetés			
					3	Dologi kiadások	50,0		
	38					Megváltozott munkaképességűek foglalkoztatásának támogatása			
		1				Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás			9 600,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	9 600,0		
		2				Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció			37 700,0
				1		Működési költségvetés			
					1	Személyi juttatások	31,0		
					2	Munkaadókat terhelő járulékok	10,0		
					3	Dologi kiadások	89,0		
					5	Egyéb működési célú támogatások, kiadások	37 570,0		
		3				Szociális intézményi foglalkoztatás normatív támogatása			5 600,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	5 600,0		
	40					A kábítószer-fogyasztás megelőzésésével kapcsolatos feladatok			1 084,0
				1		Működési költségvetés			
					1	Személyi juttatások	12,0		
					2	Munkaadókat terhelő járulékok	4,0		
					3	Dologi kiadások	305,0		
					5	Egyéb működési célú támogatások, kiadások	763,0		
	41					Gyermek és ifjúsági szakmai feladatok			
		1				Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok			
			1			Zánkai Gyermek és Ifjúsági Centrum Kht.			380,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	380,0		
			2			Budapesti Európai Ifjúsági Központ fejlesztése			50,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	50,0		
			3			Márton Áron Szakkollégiumért Alapítvány – Agora Irodahálózat működtetése			10,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	10,0		
			12			Nemzetközi szerződésekből eredő gyermek és ifjúságpolitikai szakmai feladatok			5,0
				1		Működési költségvetés			
					3	Dologi kiadások	5,0		
		3				Ifjúságpolitikai feladatok támogatása			
			1			Gyermek és ifjúsági célú pályázatok, rendezvények, fesztiválok támogatása, multifunkciós közösségi terek létrehozása, fejlesztése, ifjúsági szálláshelyek fejlesztése, határon túli ifjúsági kapcsolatok fejlesztése			295,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	295,0		
			2			Gyermek és ifjúsági szakmafejlesztési célok megvalósítása, stratégiai-programalkotási feladatok végrehajtása			111,0
				1		Működési költségvetés			

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	6,9		
					2						Munkaadókat terhelő járulékok	2,2		
					3						Dologi kiadások	40,9		
					5						Egyéb működési célú támogatások, kiadások	61,0		
	4						Gyermek és ifjúsági egyéb szakmai feladatok							225,0
		4						Gyermek és Ifjúsági Alapprogram támogatása						
				1						Működési költségvetés				
					1						Személyi juttatások	2,8		
					2						Munkaadókat terhelő járulékok	0,9		
					3						Dologi kiadások	0,8		
					5						Egyéb működési célú támogatások, kiadások	220,5		
42						Fogyasztóvédelmi intézmények rendszeres támogatása								150,0
	1						Békéltető testületek támogatása							
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	150,0		
	2						Fogyasztóvédelmi társadalmi szervezetek támogatása							260,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	260,0		
	3						Európai Fogyasztói Központ Magyarország támogatása							30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	4						Fogyasztóvédelmi Főfelügyelet információcsere Élelmiszerbiztonsági Hivatallal							6,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6,0		
44						Szociális szolgáltatások								1 450,0
	1						Szociális alap és szakosított ellátások fejlesztése							
				1						Működési költségvetés				
					1						Személyi juttatások	27,2		
					2						Munkaadókat terhelő járulékok	8,7		
					3						Dologi kiadások	194,6		
					5						Egyéb működési célú támogatások, kiadások	895,5		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	324,0		
	2						Hálózatfejlesztési központok és szociális képzések, felkészítési feladatok támogatása							145,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,2		
					2						Munkaadókat terhelő járulékok	2,2		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	125,6		
	3						Módszertani intézmények és szociális gyámhivatalok támogatása							1 160,0
				1						Működési költségvetés				
					1						Személyi juttatások	1,0		
					2						Munkaadókat terhelő járulékok	0,3		
					3						Dologi kiadások	0,7		
					5						Egyéb működési célú támogatások, kiadások	1 138,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	20,0		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2008. évi előirányzat		
	45						Hitelhátralékok konszolidációs programja							1 340,0
				1						Működési költségvetés				
					3						Dologi kiadások	0,5		
					5						Egyéb működési célú támogatások, kiadások	1 339,5		
	46						Egyes pénzbeli támogatások							
		1						Otthonteremtési támogatás						1 745,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 745,0		
		3						Gyermektartásdíjak megelőlegezése						1 272,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 272,6		
		5						Mozgáskorlátozottak közlekedési támogatása						1 982,5
				1						Működési költségvetés				
					3						Dologi kiadások	2,0		
					5						Egyéb működési célú támogatások, kiadások	1 980,5		
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása						1 815,0
				1						Működési költségvetés				
					3						Dologi kiadások	25,0		
					5						Egyéb működési célú támogatások, kiadások	1 790,0		
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása						261,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	261,0		
	47						Gyermekjóléti és gyermekvédelmi szolgáltatások fejlesztése							300,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	14,0		
					3						Dologi kiadások	3,0		
					5						Egyéb működési célú támogatások, kiadások	133,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
					3						Egyéb intézményi felhalmozási kiadások	60,0		
	48						Szociális célú humánszolgáltatások							
		1						Szociális célú humánszolgáltatások normatív állami támogatása						36 274,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	36 274,0		
		2						Szociális szolgáltatások kiegészítő támogatása						2 444,0
				1						Működési költségvetés				
					1						Személyi juttatások	16,4		
					2						Munkaadókat terhelő járulékok	5,3		
					3						Dologi kiadások	11,5		
					5						Egyéb működési célú támogatások, kiadások	2 410,8		
		3						Egyházi szociális intézményi normatíva kiegészítése						4 500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 500,0		
	50						Hajléktalan ellátás fejlesztése							566,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	566,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	51						Társadalmi kohéziót erősítő tárcaközi integrációs programok							
		2						A társadalmi kirekesztés elleni küzdelem, a társadalmi egyenlőtlenségek csökkentését elősegítő programok támogatása						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	5,5		
					2						Munkaadókat terhelő járulékok	1,8		
					3						Dologi kiadások	42,7		
		3						Országos Fogyatékosügyi Program támogatása						45,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	13,6		
		4						Akadálymentesítési program és jelnyelvi tolmácsszolgáltatás támogatása						751,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	751,5		
		5						Roma telepeken élők lakhatási és szociális integrációs programja						516,0
				1						Működési költségvetés				
					1						Személyi juttatások	8,0		
					2						Munkaadókat terhelő járulékok	2,5		
					3						Dologi kiadások	29,5		
					5						Egyéb működési célú támogatások, kiadások	476,0		
		9						Roma Integráció Évtizede Program végrehajtása						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	45,0		
					5						Egyéb működési célú támogatások, kiadások	90,0		
	52						Civil szervezetekhez kapcsolódó feladatok							
		1						Civil szervezetek, kapcsolódó feladatok támogatása						173,4
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	7,0		
					3						Dologi kiadások	42,4		
					5						Egyéb működési célú támogatások, kiadások	104,0		
		2						Nemzeti Civil Alapprogram						6 887,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6 887,8		
	53						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése							
		1						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése terén egyes kiemelt feladatok támogatása						852,7
				1						Működési költségvetés				
					1						Személyi juttatások	73,8		
					2						Munkaadókat terhelő járulékok	19,6		
					3						Dologi kiadások	145,6		
					5						Egyéb működési célú támogatások, kiadások	613,7		
		3						Rehabilitációs modell-szolgáltatások támogatása						90,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	90,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	54						Alapítványok támogatása							
		1						Magyarországi Cigányokért Közalapítvány						600,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	600,0		
		3						Fogyatékos Személyek Esélyegyenlőségéért Közalapítvány támogatása						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
		7						Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz						4 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	2,5		
					5						Egyéb működési célú támogatások, kiadások	4 597,5		
	55						Társadalmi szervezetek támogatása							
		1						Értelmi Fogyatékossággal Élők és Segítőik Országos Szövetségének támogatása						138,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	88,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
		2						Siketek és Nagyothallók Országos Szövetsége támogatása						177,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	177,0		
		3						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége támogatása						160,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	160,0		
		4						Magyar Vakok és Gyengénlátók Országos Szövetsége támogatása						207,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	207,0		
		5						Fogyatékos személyek országos és regionális szervezeteinek támogatása						31,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	31,0		
		15						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége						21,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	21,0		
		16						Autisták és Autisztikusok Országos Szövetsége						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	56						Célelőirányzatok							
		8						Európai Globalizációs Alap						5,0
				1						Működési költségvetés			5,0	
					5						Egyéb működési célú támogatások, kiadások	10,0		
	58						Nemzetközi kapcsolatokból eredő kötelezettségek							
		1						Nemzetközi szervezetek tagdíjai, nemzetközi szervezetekkel való együttműködésből eredő kötelezettségek teljesítése						243,1
				1						Működési költségvetés				
					1						Személyi juttatások	19,0		
					2						Munkaadókat terhelő járulékok	5,8		
					3						Dologi kiadások	218,3		
		2						EU-tagságból és nemzetközi együttműködésekből eredő kötelezettségek teljesítése						100,0
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir-csop-szám	Ki-emelt előir-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	45,6		
					2						Munkaadókat terhelő járulékok	13,8		
					3						Dologi kiadások	40,6		
		3						NFT-s fejlesztések előkészítése, projektek kidolgozása						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,1		
					2						Munkaadókat terhelő járulékok	2,3		
					3						Dologi kiadások	40,6		
	59						Miniszteri elismerésekkel járó díjazások, jutalmak							45,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,0		
					2						Munkaadókat terhelő járulékok	11,0		
	60						Szociálpolitikai társadalmi szervezetek támogatása							
		1						Betegjogi, Ellátottjogi és Gyermekjogi Közalapítvány						220,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	220,0		
		2						Nemzetközi Pikler Emmi Közalapítvány						45,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	40,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	5,0		
		3						Kék Vonal Gyermekkrízis Alapítvány						17,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	14,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3,0		
		4						Nagycsaládosok Országos Egyesülete						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
		5						Magyar Lelki Elsősegély Telefonszolgálatok Országos Szövetsége						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
		6						Magyar Gyermek és Ifjúsági Telefonszolgálatok Országos Szövetsége						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		7						Hajléktalanokért Közalapítvány						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
		8						Összefogás a Budapesti Lakástalanokért és Hajléktalan Emberekért Közalapítvány						80,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	80,0		
		9						Magyar Máltai Szeretetszolgálat						255,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	255,2		
		10						Magyar Tanya és Falugondnoki Szolgálat						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	61					OÉT, ÁPB-k szakmai programjainak támogatása			
				1		Működési költségvetés		1 609,6	
					1	Személyi juttatások	20,0		
					2	Munkaadókat terhelő járulékok	5,5		
					3	Dologi kiadások	173,3		
					5	Egyéb működési célú támogatások, kiadások	1 410,8		
				2		Felhalmozási költségvetés		80,0	
					3	Egyéb intézményi felhalmozási kiadások	80,0		
	62					Munkaügyi Kapcsolatok Információs Rendszer működtetése			6,0
				1		Működési költségvetés			
					3	Dologi kiadások	6,0		
	92					Hozzájárulás a lakossági energiaköltségekhez			81 123,3
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	81 123,3		
	99					Fejezeti tartalék			
		1				Fejezeti általános tartalék	94,5		94,5
		2				Fejezeti egyensúlyi tartalék	2 286,0		2 286,0
						1–16. cím összesen:	*278 108,7*	*42 197,1*	*235 911,6*
20						Családi támogatások			
	1					Családi pótlék	369 828,0		
	2					Anyasági támogatás	6 451,0		
	3					Gyermekgondozási segély	61 990,0		
	4					Gyermekgondozási díj részleges megtérítése	40 794,5		
	5					Gyermeknevelési támogatás	15 630,0		
	6					Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése	1 719,0		
	7					Pénzbeli gyermekvédelmi támogatások	6 000,0		
	8					Életkezdési támogatás	4 807,0		
21						Egyéb szociális ellátások és költségtérítések			
	2					Jövedelempótló és jövedelemkiegészítő szociális támogatások			
		1				Rokkantsági járadék	12 512,0		
		2				Megváltozott munkaképességűek járadéka	72 989,0		
		3				Egészségkárosodási járadék	2 625,0		
		4				Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése	6 939,0		
		5				Mezőgazdasági járadék	5 282,0		
		6				Fogyatékossági támogatás és a vakok személyi járadéka	30 066,0		
		8				Politikai rehabilitációs és más nyugdíj-kiegészítések	23 203,0		
		9				Házastársi pótlék	5 381,0		
		13				Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás, Katonai családi segély)	88,0		
	3					Különféle jogcímen adott térítések			
		1				Közgyógyellátás	20 800,0		
		2				Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás	3 800,0		
		3				Terhesség-megszakítás	1 500,0		
	4					Folyósított ellátások utáni térítés	1 450,0		
						XXVI. fejezet összesen:	*971 963,2*	*42 197,1*	*235 911,6*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								

XXX. GAZDASÁGI VERSENYHIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Gazdasági Versenyhivatal igazgatása								1 607,7
				1						Működési költségvetés				
					1						Személyi juttatások	1 021,4		
					2						Munkaadókat terhelő járulékok	312,2		
					3						Dologi kiadások	231,1		
					5						Egyéb működési célú támogatások, kiadások	40,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	3,0		
2						Fejezeti kezelésű előirányzatok								
	1						Fejezeti egyensúlyi tartalék					45,1		45,1
											XXX. fejezet összesen:	*1 652,8*		*1 652,8*

XXXI. KÖZPONTI STATISZTIKAI HIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Központi Statisztikai Hivatal								9 827,0
				1						Működési költségvetés			563,4	
					1						Személyi juttatások	6 103,6		
					2						Munkaadókat terhelő járulékok	1 870,7		
					3						Dologi kiadások	2 119,8		
					5						Egyéb működési célú támogatások, kiadások	27,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	242,2		
					2						Felújítás	26,8		
				3						Kölcsönök		28,7	29,0	
4						KSH Könyvtár								194,0
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	129,4		
					2						Munkaadókat terhelő járulékok	40,0		
					3						Dologi kiadások	28,1		
				2						Felhalmozási költségvetés			1,5	
					1						Intézményi beruházási kiadások	0,5		
					2						Felújítás	0,5		
5						KSH Népességtudományi Kutató Intézet								94,0
				1						Működési költségvetés			14,0	
					1						Személyi juttatások	72,5		
					2						Munkaadókat terhelő járulékok	23,3		
					3						Dologi kiadások	12,2		
6						Fejezeti kezelésű előirányzatok								
	3						Népszámlálás							179,3
				1						Működési költségvetés				
					1						Személyi juttatások	127,1		
					2						Munkaadókat terhelő járulékok	36,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	15,3		
	5						Nemzetközi tagdíjak							0,3
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
	6						Életünk fordulópontjai című panelfelvétel							66,2
				1						Működési költségvetés				
					1						Személyi juttatások	47,7		
					2						Munkaadókat terhelő járulékok	13,8		
					3						Dologi kiadások	4,7		
	10						Fejezeti tartalék							
		2						Fejezeti egyensúlyi tartalék				309,7		309,7
											XXXI. fejezet összesen:	*11 281,4*	*610,9*	*10 670,5*

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						MTA Titkársága								
	1						MTA Titkárság Igazgatása							974,0
				1						Működési költségvetés			15,8	
					1						Személyi juttatások	728,6		
					2						Munkaadókat terhelő járulékok	234,0		
					3						Dologi kiadások	26,4		
					5						Egyéb működési célú támogatások, kiadások	0,8		
				3						Kölcsönök		15,0	15,0	
	2						MTA Doktori Tanács Titkársága és Bolyai ösztöndíjak							4 130,7
				1						Működési költségvetés			22,0	
					1						Személyi juttatások	3 590,1		
					2						Munkaadókat terhelő járulékok	518,8		
					3						Dologi kiadások	43,8		
	3						Akadémikusi tiszteletdíjak és hozzátartozói ellátási díjak							2 044,1
				1						Működési költségvetés				
					1						Személyi juttatások	1 844,0		
					2						Munkaadókat terhelő járulékok	198,4		
					3						Dologi kiadások	1,7		
	4						MTA Köztestületi feladatok							140,2
				1						Működési költségvetés				
					1						Személyi juttatások	47,8		
					2						Munkaadókat terhelő járulékok	9,4		
					3						Dologi kiadások	77,3		
					5						Egyéb működési célú támogatások, kiadások	5,7		
2						MTA Széchenyi Irodalmi és Művészeti Akadémia								14,0
				1						Működési költségvetés			2,4	
					1						Személyi juttatások	10,0		

Címszám	Alcímszám	Jogcímcsop.-szám	Jogcímszám	Előir.-csop.-szám	Kiemelt előir.-szám	Címnév	Alcímnév	Jogcímcsop.-név	Jogcímnév	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	2,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,6		
3						MTA Könyvtára								422,1
				1						Működési költségvetés			24,2	
					1						Személyi juttatások	252,0		
					2						Munkaadókat terhelő járulékok	81,4		
					3						Dologi kiadások	111,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
4						MTA Matematikai és természettudományi kutatóintézetek								8 026,3
				1						Működési költségvetés			4 480,4	
					1						Személyi juttatások	7 335,2		
					2						Munkaadókat terhelő járulékok	2 249,8		
					3						Dologi kiadások	2 479,3		
					5						Egyéb működési célú támogatások, kiadások	14,5		
				2						Felhalmozási költségvetés			180,6	
					1						Intézményi beruházási kiadások	376,2		
					2						Felújítás	232,3		
5						MTA Élettudományi kutatóintézetek								4 522,8
				1						Működési költségvetés			2 555,3	
					1						Személyi juttatások	4 202,5		
					2						Munkaadókat terhelő járulékok	1 327,7		
					3						Dologi kiadások	1 288,7		
					5						Egyéb működési célú támogatások, kiadások	1,5		
				2						Felhalmozási költségvetés			69,2	
					1						Intézményi beruházási kiadások	213,1		
					2						Felújítás	109,9		
				3						Kölcsönök		9,8	5,9	
6						MTA Társadalomtudományi kutatóintézetek								4 246,1
				1						Működési költségvetés			730,0	
					1						Személyi juttatások	3 349,8		
					2						Munkaadókat terhelő járulékok	1 059,9		
					3						Dologi kiadások	251,7		
					5						Egyéb működési célú támogatások, kiadások	28,1		
				2						Felhalmozási költségvetés			19,0	
					1						Intézményi beruházási kiadások	99,4		
					2						Felújítás	206,2		
7						MTA Területi akadémiai központok								210,3
				1						Működési költségvetés			57,2	
					1						Személyi juttatások	118,1		
					2						Munkaadókat terhelő járulékok	38,5		
					3						Dologi kiadások	85,9		
				2						Felhalmozási költségvetés				
					2						Felújítás	25,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
8						MTA Akadémiai létesítmények fenntartása és üzemeltetése								687,9
				1						Működési költségvetés			299,5	
					1						Személyi juttatások	242,9		
					2						Munkaadókat terhelő járulékok	84,5		
					3						Dologi kiadások	363,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,5		
					2						Felújítás	258,5		
9						MTA Kutatásszervezési és nemzetközi kapcsolatai								680,0
				1						Működési költségvetés			49,3	
					1						Személyi juttatások	319,8		
					2						Munkaadókat terhelő járulékok	83,9		
					3						Dologi kiadások	292,5		
					5						Egyéb működési célú támogatások, kiadások	12,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,5		
					2						Felújítás	19,6		
10						MTA Támogatott Kutatóhelyek								1 979,3
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	1 502,8		
					2						Munkaadókat terhelő járulékok	486,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,2		
11						MTA Jóléti intézmények								280,6
				1						Működési költségvetés			225,8	
					1						Személyi juttatások	222,3		
					2						Munkaadókat terhelő járulékok	72,8		
					3						Dologi kiadások	151,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,7		
					2						Felújítás	59,3		
12						OTKA Iroda								371,4
				1						Működési költségvetés				
					1						Személyi juttatások	230,3		
					2						Munkaadókat terhelő járulékok	66,8		
					3						Dologi kiadások	64,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
13						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		1						Tudós társaságok támogatása						26,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	26,5		
		2						Tudományos könyv- és folyóirat-kiadás						
			1						Magyar Tudomány					15,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,8		

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Támogatás
			2						Tudományos könyv- és folyóirat-kiadás támogatása					83,7
				1						Működési költségvetés				
					1						Személyi juttatások	25,0		
					2						Munkaadókat terhelő járulékok	7,0		
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	48,2		
		3						Fiatal kutatók pályázatos támogatása						116,5
				1						Működési költségvetés				
					1						Személyi juttatások	92,8		
					2						Munkaadókat terhelő járulékok	23,7		
		8						Nagy Imre Emlékház és Nagy Imre Társaság működtetésének alapítványi támogatása						21,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	21,9		
		10						Határon túli magyar tudósok támogatása						16,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	16,4		
		13						Szakmai feladatok teljesítése						712,2
				1						Működési költségvetés				
					1						Személyi juttatások	337,9		
					2						Munkaadókat terhelő járulékok	98,4		
					3						Dologi kiadások	252,4		
					5						Egyéb működési célú támogatások, kiadások	10,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	13,5		
		14						Intézményekhez le nem bontott bevétel						
				1						Működési költségvetés			3 000,0	
					1						Személyi juttatások	1 200,0		
					2						Munkaadókat terhelő járulékok	384,0		
					3						Dologi kiadások	926,0		
					5						Egyéb működési célú támogatások, kiadások	30,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	400,0		
					3						Egyéb intézményi felhalmozási kiadások	60,0		
	3						Országos Tudományos Kutatási Alapprogramok							
		1						Kutatási témapályázatok						5 198,0
				1						Működési költségvetés				
					1						Személyi juttatások	2 369,2		
					2						Munkaadókat terhelő járulékok	590,3		
					3						Dologi kiadások	1 788,5		
					5						Egyéb működési célú támogatások, kiadások	100,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	350,0		
	5						Központi kezelésű felújítások							1,8
				2						Felhalmozási költségvetés				
					2						Felújítás	1,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	6					Gazdasági és Szociális Tanács működtetése			25,6
				1		Működési költségvetés			
					1	Személyi juttatások	15,0		
					2	Munkaadókat terhelő járulékok	4,8		
					3	Dologi kiadások	5,8		
	7					Európai Uniós és hazai kutatóintézeti pályázatok önrészének kiegészítő forrása	2 285,4		2 285,4
	10					Fejezeti tartalék			
		1				Fejezeti általános tartalék	7,0		7,0
		2				Fejezeti egyensúlyi tartalék	1 122,3		1 122,3
						XXXIII. fejezet összesen:	*50 129,5*	*11 766,6*	*38 362,9*

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉSKEZELÉS KÖLTSÉGEI

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Devizában fennálló adósság és követelések kamatelszámolásai			
	1					Devizahitelek kamatelszámolásai			
		1				Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai			
			1			Világbanki hitelek elszámolásai	601,4	16,9	
			2			EBB hitelek kamatelszámolásai	21 619,0		
			3			KfW hitelek kamatelszámolásai	652,5		
			4			ET Fejlesztési Bank hiteleinek kamatelszámolásai	3 590,3		
			6			MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai	1 891,3		
			7			ÁAK Rt.-től 2002-ben átvállalt devizahitelek kamatelszámolásai	958,2		
			8			EBRD hitelek kamatelszámolásai	40,3		
		2				1999-től felvett devizahitelek kamatelszámolásai	6 751,3		
		3				Belföldi devizahitelek kamatelszámolásai			
			1			1997-ben átváltott devizaadósság kamatelszámolásai	6 351,4		
			2			MÁV-tól 2002-ben átvállalt hitel kamatelszámolásai	258,4		
	2					Devizakötvények kamatelszámolásai			
		1				1999-től kibocsátott devizakötvények kamatelszámolásai	167 450,5		
		2				Amerikai kötvények kamata	2,5		
	3					Devizaszámla kamatelszámolásai		5,5	
	4					M2M-tel kapcsolatos kamatok		113,9	
2						A forintban fennálló adósság és követelések kamatelszámolásai			
	1					Forinthitelek kamatelszámolásai			
		2				Egyéb hitelek kamatelszámolásai			
			5			ÁAK Rt.-től 2002-ben átvállalt forinthitelek kamatelszámolásai	10,3		
			18			EBB forinthitelek kamatelszámolásai	9 500,6		
	2					Államkötvények kamatelszámolása			
		1				Piaci értékesítésű államkötvények kamatelszámolásai			
			1			Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai	655 658,4	40 897,5	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Nem piaci értékesítésű államkötvények kamatelszámolása						
			1						Lakással kapcsolatos államkötvények kamatelszámolásai			1 801,5		
			2						Konszolidációval kapcsolatos államkötvények kamatelszámolásai			19 540,4		
			3						Rubelkövetelések megvásárlását fedező államkötvények kamatelszámolásai			599,1		
			4						Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai			10 504,8		
			5						Postabank Rt.-nek átadott államkötvények kamatelszámolásai			3 956,1		
			6						ÁPV Rt. gázközművek miatti tartalékfeltöltését fedező kötvény kamata			380,8		
			7						Alárendelt kölcsöntőkekötvény kamatelszámolása				1 177,5	
			8						MFB Rt.-nek átadott államkötvények kamatelszámolásai			1 378,2		
	3						Kincstárjegyek kamatelszámolásai							
		1						Diszkont kincstárjegyek kamatelszámolása				141 984,9	10,0	
		2						Lakossági kincstárjegyek kamatelszámolása				43 021,9		
	4						Kincstári egységes számla forintbetét kamatelszámolásai						16 638,6	
	5						Intervenciós felvásárlás előfinanszírozási költségének megtérítése						227,7	
3						Adósság- és követeléskezelés egyéb kiadásai								
	1						Jutalékok és egyéb költségek							
		1						Deviza elszámolások				1 382,5		
		2						Forint elszámolások				9 319,3		
	2						Állampapírok értékesítését támogató kommunikációs kiadások					800,0		
	3						Adósságkezelés költségei					830,0		
	4						Követeléskezelés költségei					2,7		
4						Tőkekövetelések visszatérülése								
	1						Kormányhitelek visszatérülése						1 424,9	
	2						Nemzetközi pénzügyi szervezetek és külföldi pénzintézetek belföldre kihelyezett hiteleinek tőke-visszatérülése							
		1						Világbanki hitelek tőke-visszatérülése					561,6	
		3						OECF hitel tőke-visszatérülése					261,5	
	4						Állami alapjuttatás járadéka						159,0	
											XLI. fejezet összesen:	*1 110 838,6*	*61 494,6*	

XLII. A KÖZPONTI KÖLTSÉGVETÉS FŐ BEVÉTELEI

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Név	Kiadás	Bevétel	Támogatás
1			Vállalkozások költségvetési befizetései			
	1		Társasági adó		530 626,6	
	2		Társas vállalkozások különadója		170 633,5	
	3		Hitelintézeti járadék		15 000,0	
	6		Egyszerűsített vállalkozói adó		168 713,9	
	7		Bányajáradék		29 000,0	
	8		Játékadó-bevétel		73 500,0	
	9		Ökoadó			
		1	Energiaadó		13 300,0	
		2	Környezetterhelési díj		7 200,0	
	10		Egyéb befizetések		31 000,0	
2			Fogyasztáshoz kapcsolt adók			
	1		Általános forgalmi adó		2 130 606,0	

Cím-szám	Alcím-szám	Jogcím-csop-szám	Jogcím-szám	Előir-csop-szám	Kiemelt előir-szám	Cím-név / Alcím-név / Jogcím-csop-név / Jogcím-név / Előir-csop-név / Kiemelt előirányzat neve	FEJEZET 2008. évi előirányzat Kiadás	Bevétel	Támogatás
	2					Jövedéki adó		843 876,6	
	3					Regisztrációs adó		93 700,0	
3						Lakosság költségvetési befizetései			
	1					Személyi jövedelemadó		1 938 276,8	
	2					Egyéb lakossági adók		5 300,0	
	3					Magánszemélyek különadója		26 861,1	
	4					Lakossági illetékek		131 400,0	
4						Egyéb költségvetési bevételek			
	1					Vegyes bevételek			
		8				Egyéb vegyes bevételek		4 689,0	
		9				Kezesség-visszatérülés		1 530,0	
5						Költségvetési befizetések			
	1					Központi költségvetési szervek		21 516,8	
	2					Helyi önkormányzatok befizetései		6 500,0	
	3					Elkülönített állami pénzalapok befizetései			
		6				Munkaerőpiaci Alap		119 309,5	
7						Egyéb uniós bevételek			
	2					Vámbeszedési költség megtérítése		8 600,0	
	3					Cukorilleték beszedési költség megtérítése		293,5	
	4					Uniós támogatások utólagos megtérülése			
		3				Strukturális Alapok		32 000,0	
						XLII. fejezet összesen:		*6 403 433,3*	

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK

Cím-szám	Alcím-szám	Jogcím-csop-szám	Jogcím-szám	Előir-csop-szám	Kiemelt előir-szám	Név	Kiadás	Bevétel	Támogatás
1						Az állami vagyonnal kapcsolatos bevételek			
	1					Értékesítési bevételek			
		1				Ingatlan értékesítésből származó bevételek			
			1			Termőföld értékesítésből származó bevételek		7 257,6	
			2			Kormányzati ingatlanok értékesítéséből származó bevételek		30 000,0	
			3			Egyéb ingatlanok értékesítésből származó bevételek		3 292,9	
		2				Egyéb tárgyi eszköz értékesítésből származó bevételek		250,0	
	2					Hasznosítási bevételek			
		1				Bérleti díjak			
			1			Haszonbérleti díj		3 500,0	
			2			A központi költségvetési szervek által fizetett ingatlan bérleti díj		20 000,0	
			3			Egyéb bérleti díj		398,8	
		2				Vagyonkezelői díj		355,4	
		3				Osztalékbevételek		8 780,0	
		4				Koncessziós díjak			

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2008. évi előirányzat Kiadás	Bevétel	Támogatás
			1						Szerencsejáték koncessziós díj				1 746,0	
			2						Infrastruktúra koncessziókból származó díj				20 762,4	
	3						Egyéb bevételek						90,0	
2						Az állami vagyonnal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás						
			1						Termőföld vásárlás			110,0		
			2						Egyéb ingatlanok vásárlása			1 027,6		
		3						Ingatlan-beruházások				4 224,3		
		4						Tőkeemelés állami tulajdonú társaságokban				14 000,0		
		5						Volt szovjet ingatlanok környezeti kármentesítése				845,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		1						Életjáradék termőföldért				10 395,0		
		2						Ingatlanok fenntartásával járó kiadások						
			1						Üzemeltetés, fenntartás, karbantartás, javítás			1 372,7		
			2						Ingatlanok őrzése			1 604,8		
		3						Egyéb vagyonkezelési kiadások				200,0		
		4						Állami tulajdonú társaságok támogatása				3 526,0		
	3						A Magyar Államot korábbi értékesítésekhez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				1 527,0		
		2						Kezesi felelősségből eredő kifizetések				2 734,0		
		3						Konszernfelelősség alapján történő kifizetések				211,0		
		4						Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság				5 748,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				10 360,0		
		6						Egyéb bírósági döntésből eredő kiadások				222,0		
		7						Egyéb szerződéses kötelezettségek				61,0		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			3 000,0		
			2						Privatizációs ellenérték hányad			3,0		
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				1 255,0		
		2						Eljárási költségek, perköltségek				250,0		
		3						Az MNV Zrt. működésének támogatása				8 895,4		
		4						Átcserélhető kötvény kamatfizetése				1 584,7		
	5						Fejezeti tartalék					15 000,0		
											XLIII. fejezet összesen:	*88 156,5*	*96 433,1*	
											KIADÁSI FŐÖSSZEG:	*9 017 138,9*		
											BEVÉTELI FŐÖSSZEG:	*7 899 542,1*		
											A FŐÖSSZEGEK EGYENLEGE:	*–1 117 596,8*		

2. számú melléklet a 2007. évi CLXIX. törvényhez

A KÖZPONTI KÖLTSÉGVETÉS MÉRLEGE

millió forintban

BEVÉTELEK	2008. évi előirányzat
GAZDÁLKODÓ SZERVEZETEK BEFIZETÉSEI	
Társasági adó	530 626,6
Társas vállalkozások különadója	170 633,5
Hitelintézeti járadék	15 000,0
Egyszerűsített vállalkozói adó	168 713,9
Bányajáradék	29 000,0
Játékadó-bevétel	73 500,0
Ökoadók	20 500,0
Egyéb befizetések	31 000,0
Egyéb központosított bevételek	130 668,1
Összesen:	1 169 642,1
FOGYASZTÁSHOZ KAPCSOLT ADÓK	
Általános forgalmi adó	2 130 606,0
Jövedéki adó	843 876,6
Regisztrációs adó	93 700,0
Összesen:	3 068 182,6
LAKOSSÁG BEFIZETÉSEI	
Személyi jövedelemadó	1 938 276,8
Magánszemélyek különadója	26 861,1
Adóbefizetések	5 300,0
Illeték befizetések	131 400,0
Összesen:	2 101 837,9
KÖLTSÉGVETÉSI SZERVEK ÉS FEJEZETI KEZELÉSŰ ELŐIRÁNYZATOK	
Költségvetési szervek bevételei	536 767,1
Szakmai fejezeti kezelésű előirányzatok saját bevételei	69 655,1
Fejezeti kezelésű előirányzatok EU támogatása	601 090,8
Összesen:	1 207 513,0
BEFIZETÉS AZ ÁLLAMHÁZTARTÁS ALRENDSZEREIBŐL	
Központi költségvetési szervektől származó befizetések	21 516,8
Elkülönített állami pénzalapok befizetése	119 309,5
Helyi önkormányzatok befizetése	6 500,0
Összesen:	147 326,3
ÁLLAMI VAGYONNAL KAPCSOLATOS BEFIZETÉSEK	96 433,1
EGYÉB BEVÉTELEK	6 219,0
ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK	61 494,6
EGYÉB UNIÓS BEVÉTELEK	
Vám és cukorilleték visszatérítés	8 893,5
Uniós támogatások utólagos megtérülése	32 000,0
BEVÉTELI FŐÖSSZEG:	7 899 542,1
A KÖZPONTI KÖLTSÉGVETÉS EGYENLEGE:	-1 117 596,8

KIADÁSOK	2008. évi előirányzat
EGYEDI ÉS NORMATÍV TÁMOGATÁSOK	141 816,5
KÖZSZOLGÁLATI MŰSORSZOLGÁLTATÁS TÁMOGATÁSA	53 412,7
FOGYASZTÓI ÁRKIEGÉSZÍTÉS	117 000,0
LAKÁSÉPÍTÉSI TÁMOGATÁSOK	190 737,0
CSALÁDI TÁMOGATÁSOK, SZOCIÁLIS JUTTATÁSOK	
Családi támogatások	507 219,5
Jövedelempótló és jövedelem kiegészítő szociális támogatások	159 725,0
Különféle jogcímen adott térítések	27 550,0
Összesen:	694 494,5
KÖLTSÉGVETÉSI SZERVEK ÉS FEJEZETI KEZELÉSŰ ELŐIRÁNYZATOK	
Költségvetési szervek kiadásai	1 861 158,1
Szakmai fejezeti kezelésű előirányzatok kiadásai	1 926 553,7
Fejezeti egyensúlyi tartalék	88 813,6
Összesen:	3 876 525,4
AZ ÁLLAMHÁZTARTÁS ALRENDSZEREINEK TÁMOGATÁSA	
Elkülönített állami pénzalapok támogatása	32 427,2
Garancia és hozzájárulás a társadalombiztosítási alapok kiadásaihoz	841 260,2
Helyi önkormányzatok támogatása	1 348 635,5
Összesen:	2 222 322,9
TÁRSADALMI ÖNSZERVEZŐDÉSEK TÁMOGATÁSA	5 186,0
NEMZETKÖZI PÉNZÜGYI KAPCSOLATOK KIADÁSAI	14 243,0
ADÓSSÁGSZOLGÁLAT, KAMATTÉRÍTÉS	1 110 838,6
TARTALÉKOK	
Általános tartalék	46 733,1
Céltartalékok	163 598,3
Központi egyensúlyi tartalék	20 000,0
Összesen:	230 331,4
ÁLLAMI VAGYONNAL KAPCSOLATOS KIADÁSOK	88 156,5
KORMÁNYZATI RENDKÍVÜLI ÉS EGYÉB KIADÁSOK	46 289,9
ÁLLAM ÁLTAL VÁLLALT KEZESSÉG ÉRVÉNYESÍTÉSE	19 311,2
ADÓSSÁGÁTVÁLLALÁS	1 199,3
HOZZÁJÁRULÁS AZ EU KÖLTSÉGVETÉSÉHEZ	205 274,0
KIADÁSI FŐÖSSZEG:	9 017 138,9

3. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatok normatív hozzájárulásai

1. Települési önkormányzatok feladatai

a) Település-üzemeltetési, igazgatási és sportfeladatok

FAJLAGOS ÖSSZEG: 1 430 forint/fő,

de településenként legalább 1 500 000 forint,
azonban ahol a lakosságszám nem éri el az 500 főt,
ott községenként legalább 3 000 000 forint.

A települési önkormányzatot lakosságszám alapján illeti meg a hozzájárulás kötelező alapfeladataihoz, valamint szolgáltatásai megszervezéséhez. Ide tartoznak különösen a település-üzemeltetési, az igazgatási, valamint a sportfeladatok.

b) Közösségi közlekedési feladatok

FAJLAGOS ÖSSZEG: 515 forint/fő

A hozzájárulás a települési önkormányzatokat – a főváros és kerületei, továbbá a megyei jogú városok kivételével – a közösségi közlekedéssel kapcsolatos feladataikhoz lakosságszám szerint illeti meg.

2. Körzeti igazgatás

a) Okmányirodák működése és gyámügyi igazgatási feladatok

aa) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 3 300 000 forint/körzetközpont

A hozzájárulás a polgárok személyi adatainak és lakcímének nyilvántartásáról szóló 1992. évi LXVI. törvény 7/A. §-ában meghatározottak szerint az okmányirodák működéséhez, továbbá a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvényben (a továbbiakban: Szoctv.), illetve a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 162. §-a (1) bekezdésének *d)* pontjában adott felhatalmazás alapján kijelölt önkormányzatok elsőfokú gyámügyi, valamint egyes gyermekvédelmi, szociális, igazgatási feladataihoz vehető igénybe.

ab) Okmányiroda működési kiadásai

FAJLAGOS ÖSSZEG: 513 forint/ügyirat, de okmányirodát fenntartó önkormányzatonként legalább 6 000 000 forint.

A hozzájárulás a helyi önkormányzatokat az okmányirodák működési kiadásaihoz a feldolgozott ügyeknek a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala (a továbbiakban: KEKKH) által rendelkezésre bocsátott 2006. október 1-je és 2007. szeptember 30-a közötti ügyiratszáma szerint illeti meg.

ac) Gyámügyi igazgatási feladatok

FAJLAGOS ÖSSZEG: 280 forint/fő

A hozzájárulás a gyermekvédelmi és gyámügyi feladat- és hatáskörök ellátásáról, valamint a gyámhatóság szervezetéről és illetékességéről szóló 331/2006. (XII. 23.) Korm. rendelet által kijelölt városi, fővárosi, fővárosi kerületi önkormányzatot az ellátási körzet lakosságszáma szerint a gyermekvédelmi és gyámügyi igazgatási – elsőfokú gyámhatósági – feladataihoz illeti meg, a 2007. december 31-ei állapot szerint. Ez a pont tartalmazza az ellátási körzetben a cselekvőképességet korlátozó vagy kizáró gondnokság alatt álló személyek törvényes képviseletét ellátó hivatásos gondnokok foglalkoztatásához kapcsolódó hozzájárulást is.

b) Építésügyi igazgatási feladatok

ba) Térségi normatív hozzájárulás

FAJLAGOS ÖSSZEG: 50 forint/fő

A hozzájárulás – lakosságszám szerint – az elsőfokú építésügyi hatóságok kijelöléséről szóló jogszabály szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató építésügyi körzetközpont települési önkormányzatot illeti meg.

bb) Kiegészítő hozzájárulás építésügyi igazgatási feladatokhoz

FAJLAGOS ÖSSZEG: 7 700 forint/döntés

A hozzájárulás a helyi önkormányzatokat az építésügyi hatóságok működési kiadásaihoz az építésügyi hatósági ügyeiben hozott, a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szerinti döntéseinek az Önkormányzati és Területfejlesztési Minisztérium által rendelkezésre bocsátott 2006. január 1-je és 2006. december 31-e közötti száma szerint illeti meg.

3. Körjegyzőség működése

a) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 370 000 forint/körjegyzőség/hónap

b) Ösztönző hozzájárulás

Az alap-hozzájáruláson túl illeti meg:

ba) a két községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt,

FAJLAGOS ÖSSZEG: 294 000 forint/körjegyzőség/hónap,

bb) a három vagy négy községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 250 000 forint/körjegyzőség/hónap,

bc) a három vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1 000 főt, illetve az öt vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó együttes lakosságszám nem éri el az 1 000 főt,

FAJLAGOS ÖSSZEG: 500 000 forint/körjegyzőség/hónap,

bd) a nagyközségi, városi (megyei jogú városi) székhelyű körjegyzőséget a székhelyhez kapcsolódó második és minden további, de legfeljebb nyolc község után,

FAJLAGOS ÖSSZEG: 162 000 forint/kapcsolódó község/hónap.

Az ösztönző hozzájárulás egy jogcímen vehető igénybe.

E hozzájárulás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A hozzájárulást a körjegyzőség (a társult képviselő-testület, a körjegyzői feladatokat ellátó nagyközség, város) székhelye szerinti önkormányzat veheti igénybe. Az igénylésnél, illetve az év végi elszámolásnál

- az év közben megalakuló körjegyzőség – amennyiben megalakulásakor rendelkezik kinevezett körjegyzővel – a létrejöttével betöltött teljes hónaptól,
- az év során megszűnő körjegyzőség a megszűnés hónapjáig bezárólag

időarányosan vehető figyelembe.

Kinevezett körjegyzővel nem rendelkező önkormányzatot – a tárgyévben, illetve az azt megelőző évben elkezdett 6 üres hónap lejártát követő hónap első napjától – nem illeti meg e hozzájárulás időarányos része. Új körjegyző kinevezése esetén az első betöltött teljes hónaptól jár az időarányos hozzájárulás.

4. Megyei, fővárosi önkormányzatok feladatai

a) Igazgatási és sportfeladatok

FAJLAGOS ÖSSZEG: 150 forint/fő

A megyei, fővárosi önkormányzatot lakosságszám alapján illeti meg a hozzájárulás igazgatási, területi honvédelmi igazgatási feladatainak ellátásához, valamint a sportfeladatok megszervezéséhez.

b) Területi gyermekvédelmi szakszolgálat működtetése

FAJLAGOS ÖSSZEG: 700 forint/fő

A hozzájárulás a megyei, fővárosi önkormányzatot a 0–17 éves korcsoportba tartozó lakosok száma alapján illeti meg a Gyvt. alapján szervezett területi gyermekvédelmi szakszolgáltatáshoz és a megyei/fővárosi gyermekvédelmi szakértői bizottság tevékenységéhez, a területi gyermekvédelmi szakszolgálat által a Gyvt. 141. §-a (1) bekezdésének *a)* pontja szerint vezetett nyilvántartásban szereplő gyermekekhez kapcsolódó feladataihoz.

5. Lakott külterülettel kapcsolatos feladatok

FAJLAGOS ÖSSZEG: 3 800 forint/fő

A hozzájárulás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2007. január 1-jei állapotra számított, az önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma szerint illeti meg.

6. Lakossági települési folyékony hulladék ártalmatlanítása

FAJLAGOS ÖSSZEG: 100 forint/m^3

A hozzájárulás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett lakossági folyékony hulladék mennyisége (m^3) után illeti meg azon önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett lakossági folyékony hulladék gyűjtéséről ártalmatlanítás céljából – a hulladékgazdálkodásról szóló 2000. évi XLIII. törvény alapján szervezett hulladékkezelési közszolgáltatás keretében – gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A hozzájárulást az önkormányzatok a lakossági folyékony hulladék becsült évi mennyisége (m^3) alapján igénylik és annak tényleges mennyisége alapján számolnak el.

7. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott vagy súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 2 510 forint/fő

b) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott és súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 4 640 forint/fő

A hozzájárulás a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott települések önkormányzatait lakosságszám szerint illeti meg.

8. Üdülőhelyi feladatok

FAJLAGOS ÖSSZEG: 2 forint/idegenforgalmi adóforint

A hozzájárulás az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 2 forint. Késedelmi pótlék, bírság, illetve üdülőépület utáni idegenforgalmi adó alapján nem igényelhető a hozzájárulás.

9. Pénzbeli szociális juttatások

FAJLAGOS ÖSSZEG: 4 000–20 000 forint/fő

A hozzájárulás a Szoctv. és a Gyvt. alapján nyújtható pénzbeli és természetbeni szociális és gyermekjóléti ellátásokhoz, az egyes ellátásokhoz tartozó különféle járulék- és hozzájárulás-fizetési kötelezettségekhez, valamint a közfoglalkoztatás szervezésének igazgatási feladataihoz kapcsolódik.

A hozzájárulás tartalmazza a rendszeres szociális segélynek, az időskorúak járadékának, a Szoctv. 41. §-ának (1) bekezdésében szabályozott ápolási díjnak és az utána fizetendő nyugdíjbiztosítási járuléknak, az adósságcsökkentési támogatásnak, az adósságkezelési szolgáltatáshoz kapcsolódó lakásfenntartási támogatásnak és a Szoctv. 38. §-ának (2) bekezdésében szabályozott lakásfenntartási támogatásnak, a Szoctv. 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségeinek 10%-át, a rendkívüli gyermekvédelmi támogatás, a Szoctv. 43/B. §-ának (1) bekezdésében szabályozott ápolási díj és nyugdíjbiztosítási járuléka, a Szoctv. 38. §-ának (9) bekezdésében szabályozott lakásfenntartási támogatás, az átmeneti (krízis-) segélyezés, a temetési segély, a köztemetés, a Szoctv. 50. §-ának (3) bekezdésében szabályozott közgyógyellátás után fizetendő térítés, valamint a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának szociális alapon történő egyedi mérséklésének vagy elengedésének forrását.

Ez az előirányzat szolgál az állampolgárok lakáshoz jutásának települési önkormányzatok általi támogatásához. Az önkormányzatok a saját rendeletükben meghatározott módon kamatmentes kölcsönt, illetőleg részben vagy egészben vissza nem térítendő támogatást nyújthatnak a rászoruló családok részére lakótelek, új vagy használt lakás megszerzéséhez, lakás bővítéséhez, korszerűsítéséhez, felújításához, fenntartásához, lakáscélú kölcsön törlesztő részleteinek, lakás lakbérének megfizetéséhez, vagy más, a lakhatással kapcsolatos költségeik viseléséhez.

A hozzájárulás a települési önkormányzatokat a lakosságszám alapján a települések szociális jellemzőiből képzett mutatószám szerint differenciáltan illeti meg.

A mutatószám kialakításában

- 10%-os súllyal a Gyvt. 20/A. §-ának (1) bekezdése szerinti pénzbeli támogatásban, valamint a 20/B. §-ának (4) bekezdése szerinti pótlékban részesülők 2006. november havi és 2007. július havi együttes létszámadataiból számított átlaga,
- 20%-os súllyal a 60 éves és idősebb korcsoportba tartozók számának,
- 30%-os súllyal a rendszeres szociális segélyben részesülőknek a települési önkormányzatok visszaigénylése alapján nyilvántartott számának 2007. március, június és szeptember havi együttes létszámadataiból számított átlaga,
- 20%-os súllyal a lakásfenntartási támogatásban részesülőknek a 2007. március, június és szeptember havi együttes létszámadatokból számított átlaga,
- 20%-os súllyal a 18–59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2006. évi adóbevallások összesítése alapján számított

lakosságszámon belüli részaránya szerepel.

10. Közművelődési és közgyűjteményi feladatok

a) Helyi közművelődési és közgyűjteményi feladatok

FAJLAGOS ÖSSZEG: 1 135 forint/fő

A hozzájárulás lakosságszám szerint illeti meg a települési önkormányzatot a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatai ellátásához.

b) Megyei/fővárosi közművelődési és közgyűjteményi feladatok

FAJLAGOS ÖSSZEG: 92 928 022 forint/megye, főváros,

375 forint/fő

A hozzájárulás egységesen, továbbá a megye/főváros lakosságszáma szerint illeti meg a megyei/fővárosi önkormányzatot a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatai ellátásához.

11. Szociális és gyermekjóléti alapszolgáltatás feladatai

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A hozzájárulás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

- a Szoctv. 64. §-ában meghatározott családsegítés,
- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 41. §-ának (4) bekezdése szerinti napközbeni ellátás, valamint a 44. §-ában meghatározott házi gyermekfelügyelet

működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

A hozzájárulás a települési önkormányzatot lakosságszám alapján illeti meg.

aa) FAJLAGOS ÖSSZEG: 500 forint/fő

A hozzájárulás a 2 000-nél kisebb lakosságszámú települési önkormányzatot illeti meg a település lakosságszáma szerint.

A 2 000-nél kisebb lakosságszámú, családsegítést, gyermekjóléti szolgáltatást működési engedéllyel végző települési önkormányzatot az *ab)* pont szerinti hozzájárulás illeti meg. Ha az önkormányzat csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az *ab)* pont szerinti hozzájárulás 50%-a, valamint az e jogcímű hozzájárulás 50%-a jár. Mindkét szolgáltatást működtető 2 000-nél kisebb lakosságszámú önkormányzat az *ab)* pont szerinti hozzájárulás mellett nem jogosult az e jogcímű hozzájárulásra.

ab) A hozzájárulásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000-et. A hozzájárulás a települési önkormányzatot lakosságszáma alapján illeti meg a következő képlet szerint:

H = (L/5 000) x 3 950 000 forint,

ahol

H = a normatív hozzájárulás önkormányzatot megillető összege,
L = a település lakosságszáma.

ac) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001–110 000 lakosságszámú települési önkormányzat jogosult. A hozzájárulás a települési önkormányzatot lakosságszáma alapján illeti meg a következő képlet szerint:

H = (L/6 000) x 3 950 000 forint,

ahol

H = a normatív hozzájárulás önkormányzatot megillető összege,
L = a település lakosságszáma.

ad) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000-nél nagyobb lakosságszámú települési önkormányzat jogosult. A hozzájárulás a települési önkormányzatot lakosságszáma alapján illeti meg a következő képlet szerint:

H = (L/7 000) x 3 950 000 forint,

ahol

H = a normatív hozzájárulás önkormányzatot megillető összege,
L = a település lakosságszáma.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 340 000 forint/központ

A hozzájárulás a Gyvt. 40. §-ának (1)–(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A hozzájárulás a gyermekjóléti központot működtető legalább 40 000 lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

A hozzájárulás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.

ca) FAJLAGOS ÖSSZEG: 82 000 forint/fő

A hozzájárulás a települési önkormányzatot azon szociális étkeztetésben részesülők után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban részesült. A hozzájárulás a települési önkormányzatot azon

szociális étkeztetésben részesülők után is megilleti, akik ellátását 2007. év folyamán megkezdte, de akik után nem részesült normatív hozzájárulásban.

cb) FAJLAGOS ÖSSZEG: 92 500 forint/fő

A hozzájárulás a települési önkormányzatot azon új ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, és akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át nem haladja meg.

cc) FAJLAGOS ÖSSZEG: 82 000 forint/fő

A hozzájárulás a települési önkormányzatot azon új ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, és akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-a és 300%-a között van.

cd) FAJLAGOS ÖSSZEG: 65 000 forint/fő

A hozzájárulás a települési önkormányzatot azon új ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, és akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 300%-át meghaladja.

A hozzájárulás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg.

A hozzájárulás nem vehető igénybe a közoktatási feladatellátás keretében a 17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés jogcímen étkeztetésben részesülők után.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója nyilvántartása alapján naponta összesített ellátottak száma osztva 252-vel. Egy ellátott naponta csak egyszeresen vehető figyelembe.

d) Házi segítségnyújtás

A hozzájárulásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

da) FAJLAGOS ÖSSZEG: 190 000 forint/fő

A hozzájárulás a települési önkormányzatot azon házi segítségnyújtásban részesülők után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban részesült. A hozzájárulás a települési önkormányzatot azon házi segítségnyújtásban részesülők után is megilleti, akik ellátását 2007. év folyamán megkezdte, de akik után nem részesült normatív hozzájárulásban, vagy akik ellátását 2008-ban a Szoctv. 63. §-ának (8) bekezdése alapján átmeneti jelleggel végzi.

db) FAJLAGOS ÖSSZEG: 275 000 forint/fő

A hozzájárulás a települési önkormányzatot azon új ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, és

akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át nem haladja meg.

dc) FAJLAGOS ÖSSZEG: 173 700 forint/fő

A hozzájárulás a települési önkormányzatot azon új ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, és akiknek családjában a Szoctv. 119/C. §-a alapján megállapított egy főre eső jövedelem a nyugdíjminimum 150%-át meghaladja.

A hozzájárulás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 252-vel. Egy ellátott naponta csak egyszer vehető figyelembe.

e) Jelzőrendszeres házi segítségnyújtás

FAJLAGOS ÖSSZEG: 30 000 forint/fő

ea) A hozzájárulást igényelheti az e hozzájárulásban 2006. december hónapban részesült, 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65. §-a szerint és a külön jogszabályban foglalt szakmai szabályoknak megfelelően jelzőrendszeres házi segítségnyújtást működtet, amelynek keretében legalább 40 jelzőkészülék kerül kihelyezésre szociálisan rászorult időskorú, fogyatékos vagy pszichiátriai beteg személyek otthonába. E feltételekkel jogosult továbbá a hozzájárulásra az a megyei önkormányzat, amely a kötelező feladata ellátása érdekében működtetett bentlakásos elhelyezést nyújtó intézményének keretében tart fenn jelzőrendszeres házi segítségnyújtást, és e hozzájárulásban 2006. december hónapban is részesült.

eb) A hozzájárulás 50%-ára jogosult az a 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely – a Kiegészítő szabályok 5. B) *b)* pontja szerinti új belépőként – a Szoctv. 65. §-a szerint és a külön jogszabályban foglalt szakmai szabályoknak megfelelően jelzőrendszeres házi segítségnyújtást működtet, amelynek keretében legalább 40 jelzőkészülék kerül kihelyezésre szociálisan rászorult időskorú, fogyatékos vagy pszichiátriai beteg személy otthonába.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a jelzőrendszeres házi segítségnyújtásban részesítettek naponta összesített létszáma osztva 366-tal. Amennyiben egy jelzőkészülék több ellátottat szolgál, az elszámolásnál egy fő vehető figyelembe.

f) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 237 300 forint/szolgálat

A hozzájárulásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.

A hozzájárulás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

g) Támogató szolgáltatás

FAJLAGOS ÖSSZEG: 8 000 000 forint/szolgálat

ga) A hozzájárulást igényelheti az e normatív hozzájárulásban 2007. december hónapban részesült települési önkormányzat, amely a Szoctv. 65/C. §-a alapján és a külön jogszabályban foglalt szakmai követelmények szerint tart fenn támogató szolgálatot, valamint az a megyei önkormányzat, amely a kötelező feladata ellátása érdekében működtetett fogyatékosokat ellátó intézményének keretében tart fenn támogató szolgálatot és 2007. december hónapban is részesült e hozzájárulásban. Megilleti a hozzájárulás a települési/megyei önkormányzatot akkor is, ha 2007. év folyamán rendelkezett jogerős működési engedéllyel, de nem részesült normatív hozzájárulásban.

gb) A hozzájárulás 50%-ára jogosult az a 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely – a Kiegészítő szabályok 5. B) *a)* pontja szerinti új belépőként – 2008. év folyamán jogerős működési engedéllyel a Szoctv. 65/C. §-a alapján és a külön jogszabályban foglalt szakmai követelmények szerint tart fenn támogató szolgálatot.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

h) Közösségi ellátások

FAJLAGOS ÖSSZEG: 6 000 000 forint/szolgálat

ha) A hozzájárulást igényelheti az e normatív hozzájárulásban 2007. december hónapban részesült, 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65/A. §-a és a külön jogszabályban foglalt szakmai követelmények szerint biztosítja a közösségi ellátásokat, továbbá az a megyei önkormányzat, amely a kötelező feladata ellátása érdekében működtetett pszichiátriai, szenvedélybetegeket ellátó intézményének keretében nyújt közösségi ellátást.

hb) A hozzájárulás 50%-ára jogosult az a 10 000-nél nagyobb lakosságszámú települési önkormányzat, amely – a Kiegészítő szabályok 5. B) *a)* pontja szerinti új belépőként – 2008. év folyamán jogerős működési engedély alapján a Szoctv. 65/A. §-a és a külön jogszabályban foglalt szakmai követelmények szerint biztosítja a közösségi ellátásokat.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

i) Utcai szociális munka

FAJLAGOS ÖSSZEG: 5 000 000 forint/szolgálat

ia) A hozzájárulást igényelheti az e normatív hozzájárulásban 2007. december hónapban részesült, 50 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65/E. §-ában meghatározott utcai szociális munkát a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

ib) A hozzájárulás 50%-ára jogosult az az 50 000-nél nagyobb lakosságszámú települési önkormányzat, amely – a Kiegészítő szabályok 5. B) *a)* pontja szerinti új

belépőként – 2008. év folyamán jogerős működési engedély alapján a Szoctv. 65/E. §-ában meghatározott utcai szociális munkát a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

j) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 150 000 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 252-vel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

k) Pszichiátriai és szenvedélybetegek, hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 220 000 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek, hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 252-vel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

A hajléktalanok számára nappali ellátást nyújtó intézményben az elszámolás alapja a külön jogszabályban meghatározott eseménynapló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

l) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 465 100 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a hozzájárulás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórképet megállapító szakvéleményével.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 252-vel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

m) Fogyatékos személyek nappali intézményében elhelyezett gyermekek kedvezményes étkeztetése

FAJLAGOS ÖSSZEG: 55 000 forint/fő

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítési díj kedvezményt, vagy ingyenes étkeztetést biztosít.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitvatartással működő intézmények a 6, illetve 7 nap alapulvételével – osztva 252-vel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

12. Szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezés

a) Fokozott ápolást, gondozást igénylő ellátás

aa) Gyermekvédelmi különleges és speciális ellátás

FAJLAGOS ÖSSZEG: 950 000 forint/fő

A hozzájárulás a megyei/fővárosi önkormányzat, megyei jogú város önkormányzata által fenntartott, különleges, illetve speciális ellátást nyújtó, a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményekben ellátott, gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenesen elhelyezett 0–17 éves gyermekek után vehető igénybe, akik a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhatóság határozata alapján a Gyvt. 53. §-a (2) bekezdésének *a)* pontja szerinti különleges, illetve *b)* pontja szerinti speciális ellátásban részesülnek.

A hozzájárulás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.

ab) Fogyatékos személyek, pszichiátriai és szenvedélybetegek bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 800 000 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát és rehabilitációs intézményét intézményenként legalább 10 férőhellyel – ideértve a Szoctv. 112. §-ának (8) bekezdésében meghatározott külső férőhelyeket is – tartják fenn.

A hozzájárulásra jogosultak továbbá azok a helyi önkormányzatok, amelyek a Szoctv. 85/A. §-ában rögzítetteknek megfelelő lakóotthont üzemeltetnek.

A 16–35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények esetében a támogatás az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) finanszírozással együtt is igénybe vehető.

ac) Demens betegek bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 800 000 forint/fő

A hozzájárulást igénybe vehetik azok a helyi önkormányzatok, amelyek a Szoctv.-ben szabályozott módon az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják.

Az e pont szerinti hozzájárulás vehető igénybe az idősek bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.

Az ellátottak számának meghatározása: tervezéskor az éves becsült gondozási napok száma osztva 366-tal, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 366-tal.

b) Átlagos ápolást, gondozást igénylő ellátás

ba) Otthont nyújtó ellátás

FAJLAGOS ÖSSZEG: 820 000 forint/fő

A hozzájárulást a gyermekvédelmi szakellátást nyújtó megyei/fővárosi önkormányzat, megyei jogú város önkormányzata veheti igénybe azok után a – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 0–17 éves gyermekek után, akik az általa fenntartott, Gyvt. 53. §-a szerint otthont nyújtó ellátást biztosító intézményben vagy hagyományos nevelőszülőnél kerültek elhelyezésre, és nem minősítették őket különleges vagy speciális szükségletűnek.

bb) Utógondozói ellátás

FAJLAGOS ÖSSZEG: 680 000 forint/fő

Ez a hozzájárulás vehető igénybe az önkormányzat által – gyámhivatal határozata alapján – a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18–24 éves korú fiatal felnőtt után.

bc) Átlagos szintű ápolást, gondozást nyújtó ellátás bentlakásos és átmeneti elhelyezést nyújtó szociális intézményekben

bca) Időskorúak ápoló-gondozó otthoni ellátása

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak ápoló-gondozó otthonát a Szoctv.-ben szabályozott módon tartanak fenn.

bcaa) FAJLAGOS ÖSSZEG: 700 000 forint/fő

A hozzájárulás a helyi önkormányzatot azon ellátottak után illeti meg, akikre tekintettel 2007. december hónapban normatív hozzájárulásban részesült.

bcab) FAJLAGOS ÖSSZEG: 785 000 forint/fő

A hozzájárulás a helyi önkormányzatot azon új – a Szoctv. 68. §-ában meghatározott gondozási szükséglettel rendelkező – ellátottak után illeti meg, akikre tekintettel 2007. decemberében normatív hozzájárulásban nem részesült, és akiknek a Szoctv. 119/C. §-a alapján megállapított jövedelme a nyugdíjminimum 150%-át nem haladja meg.

bcac) FAJLAGOS ÖSSZEG: 700 000 forint/fő

A hozzájárulás a helyi önkormányzatot azon új – a Szoctv. 68. §-ában meghatározott gondozási szükséglettel rendelkező – ellátottak után illeti meg, akikre tekintettel 2007. decemberében normatív hozzájárulásban nem részesült, és akiknek a Szoctv. 119/C. §-a alapján megállapított jövedelme a nyugdíjminimum 150%-át meghaladja.

bcb) Átmeneti elhelyezést nyújtó ellátás és hajléktalanok ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 700 000 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok ápoló-gondozó otthonát (ideértve a rehabilitációs intézményt), továbbá időskorúak, pszichiátriai és szenvedélybetegek, valamint fogyatékosok átmeneti elhelyezését biztosító intézményt tartanak fenn. Igénybe vehetik a hozzájárulást azok a helyi önkormányzatok is, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására működési engedélyt kaptak, illetve a nevelőszülői, a hivatásos nevelőszülői és a helyettes szülői jogviszony egyes kérdéseiről szóló 261/2002. (XII. 18.) Korm. rendelet szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő, továbbá időskorúak, fogyatékosok, pszichiátriai és szenvedélybetegek gondozóháza, otthonháza.

A hajléktalanok átmeneti elhelyezését biztosító intézményekben ellátottak után a 13. pont, a pszichiátriai és szenvedélybetegek, valamint a fogyatékosok bentlakásos intézményeiben ellátottak után a 12. *ab)* pont jogosultsága szerinti normatív hozzájárulás illeti meg a helyi önkormányzatot.

A hozzájárulásból támogatás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 366-tal, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 366-tal.

c) Emelt színvonalú bentlakásos ellátás

FAJLAGOS ÖSSZEG: 560 000 forint/fő

A hozzájárulás az időskorúak ápolást, gondozást nyújtó otthonaiban a Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 12. *ac)* pont szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg az önkormányzatot.

A hozzájárulás fajlagos összege az igénybevételi feltételek mértéke szerint differenciálódik. Amennyiben az intézményben az emelt színvonalú férőhelyekre megállapított személyi térítési díjak éves összegének átlaga

ca) 520 000 és 600 000 forint között van, akkor 560 000 forint alap-hozzájárulás illeti meg a fenntartót,

cb) nem éri el az 520 000 forintot, akkor a térítési díj minden 1 000 forintnyi csökkenése után az alap-hozzájárulás 800 forinttal nő, de legfeljebb 700 000 forint,

cc) ha 600 000 forint felett van, akkor a térítési díj minden 1 000 forintnyi emelkedése után az alap-hozzájárulás 700 forinttal csökken.

Azon intézmények esetében, amelyek 2007. október 31-én működési engedéllyel rendelkeznek, a 2007. október 31-én hatályos éves személyi térítési díj alapján kell a hozzájárulás összegét megállapítani. Azon intézmények esetében, amelyek 2007. november 1-je és 2007. december 31-e között szerzik meg a működési engedélyt, a működés megkezdésének hónapja utolsó napjáig felvett létszámra számított éves szintű személyi térítési díjak alapján kell a hozzájárulás összegét megállapítani.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 366-tal, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 366-tal.

13. Hajléktalanok átmeneti intézményei

a) Hajléktalanok átmeneti szállása, éjjeli menedékhely

FAJLAGOS ÖSSZEG: 525 000 forint/férőhely

A hozzájárulást azok az önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A hozzájárulás a helyi önkormányzatot a hajléktalanok átmeneti intézményében működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A hozzájárulásból támogatás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 366-tal, elszámolásnál a gondozási napokon rendelkezésre álló férőhelyek éves összege osztva 366-tal.

b) Bázis-szállás

FAJLAGOS ÖSSZEG: 500 forint/férőhely/nap

A hozzájárulást a Szoctv.-ben meghatározott szolgáltatás után igényelheti a külön jogszabályban meghatározott szakmai feltételek szerint létrehozott bázis-szállást időszakosan működtető önkormányzat.

A hozzájárulás a 30 ezernél nagyobb lakosságszámú települési önkormányzatot a működtetett és külön jogszabályban meghatározott módon dokumentáltan igénybe vett bázis-szállás férőhelyek alapján illeti meg.

A normatív hozzájárulás igénylése utólagosan, az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (7) bekezdése szerinti elszámolás keretében történik.

14. Gyermekek napközbeni ellátása

a) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 547 000 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott beíratott gyermekek után vehető igénybe.

Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

A bölcsődében a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 30. §-ának (1) bekezdése alapján korai fejlesztésben és gondozásban, illetve a Közokt. tv. 30. §-ának (6) bekezdése alapján fejlesztő felkészítésben részesülő gyermek után az önkormányzat e hozzájáruláson túlmenően igénybe veheti a 16.2.2. és a 16.2.3. pont szerinti hozzájárulást.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 252-vel, elszámoláskor a bölcsődék havi jelentőlapja szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 252-vel.

b) Családi napközi ellátás

FAJLAGOS ÖSSZEG: 250 000 forint/fő

A hozzájárulás a Gyvt. 43. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi napköziben ellátott beíratott gyermekek után vehető igénybe legfeljebb 14 éves korig.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 252-vel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 252-vel.

c) Ingyenes intézményi étkeztetés

FAJLAGOS ÖSSZEG: 50 000 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott azon gyermekek után vehető igénybe, akik a Gyvt. 148. §-a (5) bekezdésének *a)* pontja alapján ingyenes bölcsődei étkeztetésben részesülnek.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 252-vel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 252-vel.

15. Közoktatási alap-hozzájárulás
(az óvodai neveléshez, az iskolai oktatáshoz, a szakképzés elméleti képzéshez, alapfokú művészetoktatáshoz, kollégiumi neveléshez, általános iskolai napközi otthoni, tanulószobai, iskolaotthonos oktatáshoz)

FAJLAGOS ÖSSZEG: 2 550 000 forint/teljesítmény-mutató/év
a 2008/2009. nevelési évre, tanévre
- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulás a helyi önkormányzat által fenntartott óvodában óvodai nevelésben, az általános iskolában, középiskolában, a szakiskola 9–10. évfolyamán oktatásban, továbbá a szakképzés keretében elméleti képzésben, az alapfokú művészetoktatásban, a napközi vagy tanulószobai foglalkoztatásban, iskolaotthonos nevelésben, oktatásban részt vevő, valamint a kollégiumban, externátusban elhelyezett gyermekek, tanulók után jár a 2008/2009. nevelési évre, tanévre a következő feltételek szerint:

a) Az óvodában nevelésben részesülő azon gyermekek után, beleértve a sajátos nevelési igényű gyermekeket is, akik 2008. december 31-éig a harmadik életévüket betöltik és a 2008/2009. nevelési évben legalább december 31-éig az óvodai nevelést igénybe veszik. Nem igényelhető hozzájárulás azon gyermekek után, akik a hetedik életévüket a 2008. év szeptember 1-jéig betöltik, kivéve, ha a Közokt. tv. 24. §-ának (5) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

b) Az általános iskola 1–8. évfolyamos tanulói után, beleértve a sajátos nevelési igényű és fejlesztő iskolai oktatásban részt vevő tanulókat, továbbá a nyolc évfolyamos gimnázium 5–8. és a hat évfolyamos gimnázium 7–8. évfolyamára járó tanulókat, valamint a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–8. évfolyamára járó tanulókat is, ha e tanulók a központi program alapján az 5., illetve a 7. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit.

c) A középiskola (a gimnázium és szakközépiskola) 9–12. – a Közokt. tv. 28. §-ának (4) bekezdésében, illetve 29. §-ának (2) és (8) bekezdésében meghatározott esetben a 9–13. – évfolyamára járó, a szakiskolában – a Közokt. tv. 27. §-ának (8) bekezdése szerint – szervezett felzárkóztató oktatásban részt vevő, tíz vagy húsz hónapig tartó 9. évfolyamos, továbbá a 27. §-ának (1) bekezdése figyelembevételével a 9–10. évfolyamokra járó tanulók után, beleértve

- a sajátos nevelési igényű tanulókat,
- a művészeti szakmai vizsgára felkészítő, párhuzamos művészeti képzést folytató szakiskola és szakközépiskola évfolyamaira járó tanulókat is, ha a tanulók a központi program alapján – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit,
- azokat a szakiskolai, középiskolai tanulókat, akik számára – a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet [a továbbiakban: 11/1994. (VI. 8.) MKM rendelet] 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg az oktatást, nevelést,
- azon 9. előkészítő osztályba járó középiskolai tanulókat is, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg az oktatást, nevelést.

d) A szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv., valamint a szakképzésről szóló 1993. évi LXXVI. törvény (a továbbiakban: szakképzési törvény) rendelkezéseinek megfelelően – a szakképzési évfolyamokon szervezett szakmai elméleti képzésben részt vevő tanulók után – beleértve a sajátos nevelési igényű tanulókat is – az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképzésben részt vevő tanuló után is jár e hozzájárulás.

e) Az alapfokú művészetoktatási intézmény zeneművészeti ágán az alapfokú művészetoktatás követelményei és tantervi programjának bevezetéséről és kiadásáról szóló 27/1998. (VI. 10.) MKM rendeletben [a továbbiakban: 27/1998. (VI. 10.) MKM rendelet] meghatározott egyéni foglalkozás keretében történő oktatásban részt vevő tanulók, illetve a képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán tanulók, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő tanulók létszáma után. Az alapfokú művészetoktatási intézménybe beírt és a foglalkozásokon részt vevő tanuló csak egy jogcímen vehető figyelembe, abban az esetben is, ha több tanszakon, illetve több művészeti ágban, vagy több alapfokú művészetoktatási intézményben részesül művészeti képzésben. A tanulót azon a jogcímen kell figyelembe venni, amelyik tanszakra a térítési díjfizetési kötelezettséget választotta, és a választott képzés keretében számára legalább heti négy foglalkozást biztosítanak. A több tanszakon biztosított foglalkozások száma nem vonható össze.

f) A kollégiumi, externátusi nevelésben, ellátásban részesülő, – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján szervezett – iskolai rendszerű nappali oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű gyermekeket, tanulókat, továbbá az Arany János középiskolai, vagy szakiskolai és középiskolai programban résztvevőket is. Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Externátusi ellátásban részesülő tanuló esetén a hozzájárulás akkor igényelhető, ha a tanuló részére férőhely hiánya miatt nem lehetett kollégiumi elhelyezést biztosítani. További feltétel, hogy a lakhatási költségeket (albérleti díj, közüzemi díj) a fenntartó önkormányzat vállalja. Nem igényelhető a hozzájárulás a – Polgári Törvénykönyvről szóló 1959. évi IV. törvény 685. §-ának *b)* pontjában meghatározott – közeli hozzátartozóknál lakó tanuló után.

g) Az általános iskolában, a nyolc évfolyamos gimnázium 5–8. évfolyamán, a hat évfolyamos gimnázium 7–8. évfolyamán nappali rendszerű oktatásban részt vevő tanulók után, akik számára a Közokt. tv. 53. §-ának (4) bekezdése szerinti időkeretekben szervezett napközis vagy tanulószobai foglalkozást, illetve a 11/1994. (VI. 8.) MKM rendelet 39/C. §-ának megfelelően szervezett egész napos iskolaotthonos oktatást, nevelést biztosítanak.

Az *a)–d)* pont alatti hozzájárulás egy gyermek/tanuló után csak egy jogcímen vehető igénybe. Az *a)–d)* pontokhoz kapcsolódó hozzájárulás mellett az *e)–g)* pontok szerinti hozzájárulások az ott meghatározott feltételekkel járnak.

Az *a)–g)* pont alatt figyelembe vehető gyermek/tanuló létszám alapján a Közokt. tv.-ben meghatározott oktatás-szervezési paraméterek alkalmazásával számított teljesítmény-mutatóhoz kapcsolódik a hozzájárulás. A teljesítmény-mutató számítási eljárása a következő:

az óvodai 1–2. nevelési évek, az iskolai 1–2., 5–6., 9–10. évfolyamok és az első-második szakképzési évfolyamok, az alapfokú művészetoktatási intézmény előképző, alapképző és továbbképző évfolyamok, a kollégiumi csoportok, napközi, tanulószobai csoportok, az iskolaotthonos oktatásban az 1–2. évfolyamok esetében	az óvodai 3. nevelési év, az iskolai 3–4., 7–8., 11–13. évfolyamok és a harmadik, illetve további szakképzési évfolyamok, a 3–4. évfolyamos iskolaotthonos osztályok esetében
Tm1 = (T / O1) × Teh	Tm2 = (T / O2) × Teh

Ahol:

Tm1, Tm2 = adott nevelési évekre, évfolyam-csoportra, kollégiumi csoportra számított teljesítmény-mutató egy tizedesre kerekítve,

T = adott nevelési évre szervezett csoport, iskolai évfolyam-csoport, kollégiumi csoport összes gyermek/tanulólétszáma egész főre kerekítve,

O1 = az 1–2. óvodai nevelési évek, továbbá az 1–2., az 5–6., a 9–10. évfolyamok és az első-második szakképzési évfolyam esetében az évfolyam-csoportra meghatározott csoport/osztály átlaglétszám, az alapfokú művészeti képzés zeneművészeti ágára és egyéb művészeti ágára, a kollégiumi csoportokra, valamint az általános iskolai napközi/tanulószobai, illetve az 1–2. évfolyamon az iskolaotthonos foglalkoztatásra évfolyam-csoportonként meghatározott csoport átlaglétszám,

O2 = az óvodában a 3. óvodai nevelési évre, az iskolában a 3–4., a 7–8., a 11–13. évfolyamok és a harmadik, illetve további szakképzési évfolyamok esetében az évfolyam-csoportra, valamint az általános iskola 3–4. évfolyamán az iskolaotthonos foglalkoztatásra meghatározott csoport/osztály átlaglétszám,

Teh = tanítási együttható (két tizedesre kerekítve), azaz

- a Közokt. tv.-ben az évfolyam-csoportra meghatározott heti óvodai nevelési, illetve heti tanulói foglalkoztatási időkeretre, továbbá az alapfokú művészetoktatás, a kollégiumi csoport-foglalkozások, a napközis/tanulószobai vagy iskolaotthonos foglalkoztatás szervezési időkereteire épülő, elismert időkeret (tanórában), és
- a Közokt. tv.-ben meghatározott pedagógus heti kötelező óraszám hányadosa
- korrigálva az intézménytípus-együtthatóval.

A gyermek, tanuló létszámok meghatározásánál nem alkalmazható a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglalt, a csoportok szervezéséhez előírt létszám-számítás.

A teljesítmény-mutató számításánál figyelembe vehető paramétereket a Kiegészítő szabályok 10. *f)* pontja tartalmazza.

16. Közoktatási kiegészítő hozzájárulások

16.1. Iskolai gyakorlati oktatás, szakképzés (szakmai gyakorlati képzés)

16.1.1. Iskolai gyakorlati oktatás a szakiskola és a szakközépiskola 9–10. évfolyamán

FAJLAGOS ÖSSZEG: 40 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott szakiskolában, illetve szakközépiskolában a 9–10. évfolyamon folyó és a nappali oktatás munkarendje szerint szervezett gyakorlati oktatásban részt vevő tanulók után veheti igénybe a Közokt. tv. 27. §-a szerint a szakiskolákban a pályaorientáció és a gyakorlati oktatás, a szakközépiskolákban a pedagógiai programban meghatározott – a Közokt. tv. 29. §-ának (1) bekezdése szerinti – szakmai orientációs gyakorlati oktatás legfeljebb 12 fős csoportban és legalább heti négy órában történő megszervezéséhez.

16.1.2. Szakmai gyakorlati képzés a szakképzési évfolyamokon

FAJLAGOS ÖSSZEG: 112 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv. és a szakképzési törvény rendelkezéseinek megfelelően – szervezett szakképzésben, szakmai gyakorlati képzésben részt vevő tanulók után az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképesítésekhez kapcsolódó szakmai gyakorlati képzésben, részt vevő tanulók után is jár e hozzájárulás.

A hozzájárulás igénylési feltételei:

a) a hozzájárulást az Országos Képzési Jegyzék (a továbbiakban: OKJ) szerint egyéves képzési idejű szakképzésben valamennyi, a kettő és fél, illetve hároméves képzési idejű szakképzésben a második szakképzési évfolyamon, valamint a speciális szakiskola, a készségfejlesztő speciális szakiskola szakképzési évfolyamain – nem OKJ képzés esetében is – az életkezdéshez, a munkába álláshoz szükséges ismeretek átadását szolgáló képzés esetén a Közokt. tv. 27. §-ának (10) bekezdése szerinti, mindkét szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szakmai gyakorlati képzésben részt vevő tanuló után,

b) a hozzájárulás 140%-át az első szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzésben részt vevő tanulók után, ha az OKJ szerint egyévesnél hosszabb a képzési idő,

c) a hozzájárulás 60%-át az utolsó szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzések esetében, ha az OKJ szerint egyévesnél hosszabb a képzési idő,

d) a hozzájárulás 20%-át a tanulószerződés alapján nem a helyi önkormányzat által fenntartott létesítményben szervezett szakmai gyakorlati képzésben részt vevő azon tanuló után, akivel a szakképzési törvény 27. §-a alapján tanulószerződést kötöttek. Nem igényelhető további normatíva a tanulószerződés alapján gyakorlati képzésben részt vevő tanuló után, akkor sem, ha a gazdálkodó szervezet kötelezettségeit a szakképzési törvény 28. §-ának (2) bekezdése alapján a szakképző iskola átvállalja.

Az e pont alatti hozzájárulások egy tanuló után csak egy jogcímen vehetők igénybe a Kiegészítő szabályok 10. *g)* pontjában a létszám-számításra vonatkozó előírások szerint. A létszám számításánál csak az önkormányzati fenntartásban költségvetési szervként működtetett központi képzőhelyeken tanulók vehetők figyelembe.

Nem igényelhető ez a hozzájárulás

- a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerinti párhuzamos művészeti képzésben részt vevő tanulók után,
- a Közokt. tv. 27. §-ának (8) bekezdése szerinti felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamos tanulók után,
- a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezett szakiskolai oktatásban részt vevő tanulók után.

16.2. Sajátos nevelési igényű gyermekek, tanulók nevelése, oktatása

16.2.1. Gyógypedagógiai (konduktív pedagógiai) nevelés, oktatás az óvodában és az iskolában

FAJLAGOS ÖSSZEG: 240 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott óvodában, az általános iskola 1–8., a nyolc évfolyamos gimnázium 5–8. és a hat évfolyamos gimnázium 7–8. évfolyamán, a középiskolában, szakiskolában és szakképző intézményben, az illetékes szakértői és rehabilitációs bizottság (a továbbiakban: rehabilitációs bizottság) szakvéleménye alapján nappali rendszerű iskolai oktatásban, gyógypedagógiai (konduktív pedagógiai) nevelésben, oktatásban részt vevő gyermekek, tanulók után.

Ez a hozzájárulás jár azok után a nappali rendszerű iskolai oktatatásban részesülő sajátos nevelési igényű tanulók, továbbá óvodai nevelésben részesülő sajátos nevelési igényű gyermekek után is, akik kollégiumban elhelyezésben, nevelésben, ellátásban részesülnek.

A hozzájárulás igénylési feltételei:

a) A hozzájárulás azon sajátos nevelési igényű gyermekek, tanulók után jár, akik tanulmányi kötelezettségüket a rehabilitációs bizottság szakvéleménye alapján magántanulóként teljesítik, valamint azok után a nem sajátos nevelési igényű, de – a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESZCSM rendelet 1. §-ának (1) bekezdésében meghatározott – orvosi igazolás alapján tanulmányaikat magántanulóként folytató gyermekek, tanulók után, akik részére az iskola legalább heti nyolc tanítási óra egyéni felkészítést biztosít.

b) A hozzájárulás 60%-a jár azon tanulók után, akik esetében a rehabilitációs bizottság a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet [a továbbiakban: 14/1994. (VI. 24.) MKM rendelet] 17. §-ának (3) bekezdése alapján megállapította, hogy az áthelyezés indokoltsága (a sajátos nevelési igény) megszűnt, és a 2008/2009. tanévet, illetve a 2007/2008. tanévtől visszahelyezett tanuló a 2008/2009. tanévet is a kötelező felvételt biztosító vagy a választott általános iskolában kezdte meg, feltéve, ha az áthelyezés (tan)évében az oktatási és kulturális miniszter által kiadott pedagógiai rendszer szerint szervezik meg az oktatását. Ez a hozzájárulás jár azon tanulók után is, akiknek folyamatos figyelemmel kísérését a rehabilitációs bizottság – a 14/1994. (VI. 24.) MKM rendelet 13. §-ának (5)–(7) bekezdése alapján – rendelte el. A hozzájárulás kizárólag a visszahelyezéstől számított második tanév végéig igényelhető.

c) A hozzájárulás 160%-a jár a testi, érzékszervi, középsúlyos értelmi fogyatékos, autista, halmozottan fogyatékos sajátos nevelési igényű gyermekek, tanulók után.

d) A hozzájárulás 80%-a jár a beszédfogyatékos, enyhe értelmi fogyatékos, a megismerő funkció vagy a viselkedés fejlődésének organikus okokra visszavezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

e) A hozzájárulás 60%-a jár a megismerő funkció vagy a viselkedés fejlődésének organikus okokra vissza nem vezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű tanulók után.

16.2.2. Korai fejlesztés, gondozás

FAJLAGOS ÖSSZEG: 240 000 forint/fő/év a 2008/2009. tanévre
- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat a rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási intézményben – bölcsőde, fogyatékosok ápoló-gondozó otthona, gyermekotthon, szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezést nyújtó intézmény – szervezett korai fejlesztésben és gondozásban részt vevő gyermek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 8. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

16.2.3. Fejlesztő felkészítés

FAJLAGOS ÖSSZEG: 325 000 forint/fő/év a 2008/2009. tanévre
- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az illetékes rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási – bölcsőde, fogyatékosok ápoló-gondozó otthona, fogyatékosok rehabilitációs intézménye, fogyatékosok nappali intézménye – intézményben szervezett fejlesztő felkészítésben (képzési kötelezettség) részt vevő gyermekek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 9. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető..

A 16.2. pont alatti kiegészítő hozzájárulások az óvodai, iskolai nevelésben, oktatásban résztvevők után egy jogcímen járnak és függetlenül attól, hogy a gyermeket, illetve a tanulót a többi gyermektől, tanulótól elkülönítve külön óvodai csoportban, illetve külön iskolai osztályban, vagy a többi gyermekkel, tanulóval együtt egy óvodai csoportban, illetve egy iskolai osztályban nevelik és oktatják. A 16.2.1. pont alatti sajátos nevelési igényű, nappali rendszerű iskolai oktatásban, továbbá óvodai nevelésben részt vevő tanulók/gyermekek után, akik kollégiumi nevelésben, ellátásban is részesülnek ez utóbbi jogcímen is igényelhető hozzájárulás fenti feltételek szerint.

16.3. Nem magyar nyelven folyó nevelés és oktatás, valamint a roma kisebbségi oktatás

FAJLAGOS ÖSSZEG: 45 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott

- óvodában azon nemzeti, etnikai kisebbséghez tartozó gyermekek után, akiknek anyanyelvű és kétnyelvű óvodai nevelését a Nemzeti, etnikai kisebbség óvodai nevelésének irányelve és a Nemzeti, etnikai kisebbség iskolai oktatásának irányelve kiadásáról szóló 32/1997. (XI. 5.) MKM rendelet (a továbbiakban: kisebbségi oktatás irányelve) szerinti nevelési program alapján biztosítja,
- iskolában azon nemzeti, etnikai kisebbséghez tartozó, nappali rendszerű iskolai oktatásban részt vevő tanulók után, akiknek a nyelvoktató iskolai nevelését, oktatását (ideértve a romani és a beás nyelveket *is)* a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján biztosítja,
- iskolában azon nappali rendszerű oktatásban résztvevőnek minősülő tanulók után, akiknek – a Közokt. tv. 86. §-ának (6) bekezdése alapján – kiegészítő kisebbségi oktatást biztosít a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv szerint.

A kisebbségi óvodai nevelés és iskolai oktatás irányelve szerint kizárólag magyar nyelven folyó roma kisebbségi óvodai nevelés, nappali rendszerű iskolai nevelés-oktatás esetén a kisebbségi oktatás irányelve szerint szervezett programban részt vevő gyermekek, tanulók számát az igényjogosultság számításánál el kell osztani 2-vel.

Az e pont alatti hozzájárulások gyermekenként, tanulónként csak egy jogcímen igényelhetők, továbbá e mellett nem igényelhető a 16.4. pont szerinti hozzájárulás. E hozzájárulások igénylésénél figyelembe kell venni a Kiegészítő szabályok 10. *j)* pontjában foglalt további együttes feltételeket is.

16.4. Nemzetiségi nyelvű, két tanítási nyelvű oktatás, nyelvi előkészítő oktatás

FAJLAGOS ÖSSZEG: 71 500 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott iskolában, nappali rendszerű iskolai oktatásban részt vevő azon tanuló után, akinek

- nemzetiségi nyelven vagy nemzetiségi és magyar nyelven (nemzetiségi két tanítási nyelvű oktatás) szervezi meg az oktatást a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján, vagy
- két tanítási nyelven (két tanítási nyelvű oktatás) szervezi meg az oktatást, azokon az évfolyamokon, amelyeken a helyi tanterv alkalmazása kötelező, illetve választható, ott a két tanítási nyelvű iskolai oktatás irányelve szerint készült helyi tanterv alkalmazásával, vagy

- a Közokt. tv. 28. §-ának (4) bekezdése, illetve a 29. §-ának (2) bekezdése alapján készült helyi pedagógiai program, illetve a helyi tanterv alapján nyelvi előkészítő évfolyamon biztosítja az oktatást.

Az e pont szerinti hozzájárulások gyermekenként, tanulónként csak egy jogcímen vehetők igénybe, továbbá e mellett nem igényelhető az 16.3. pont szerinti hozzájárulás.

16.5. Egyes pedagógiai programok, módszerek támogatása

16.5.1. Pedagógiai programok támogatása

FAJLAGOS ÖSSZEG: 240 000 forint/fő/év a 2008/2009. tanévre
- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott intézményben a következők szerint:

a) a hozzájárulást a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–12. évfolyamára, illetve a Közokt. tv. 29. §-ának (2) és (8) bekezdésében meghatározottak szerint a 13. évfolyamára járó tanulók után, ha a tanuló a központi program alapján az 5., a 7. és 9. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítja el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit. E hozzájárulás mellett a 16.1. pont alatti kiegészítő hozzájárulások nem vehetők igénybe.

b) a hozzájárulás 150%-át a középiskolai, szakiskolai tanulók után, ha számukra – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a, vagy 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja, illetve ha a 9. előkészítő osztályba járó középiskolai tanulóknak a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást,

c) a hozzájárulás 200%-át a kollégiumban elhelyezett középiskolai tanulók után, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg a nevelést, oktatást,

d) a hozzájárulás 300%-át a kollégiumban elhelyezett középiskolai, illetve a szakiskola 9. évfolyamára járó tanulók után, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást.

Az *a)–b)* pont szerinti hozzájárulás mellett egy tanuló után a c), vagy *d)* jogcímen is jár a hozzájárulás.

16.5.2. Pedagógiai módszerek támogatása

a) Minősített alapfokú művészeti oktatás zeneművészeti ágon

FAJLAGOS ÖSSZEG: 51 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. *e)* pont alatti igényjogosultsági feltételek figyelembevételével – a 27/1998. (VI. 10.) MKM rendeletben meghatározott egyéni foglalkozás keretében történő oktatáshoz – azon alapfokú művészetoktatási intézmények tanulói után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet (a továbbiakban: R.) 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték.

b) Minősített alapfokú művészeti oktatás a képző- és iparművészeti, a táncművészeti, a szín- és bábművészeti ágon, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban

FAJLAGOS ÖSSZEG: 20 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. *e)* pont alatti igényjogosultsági feltételek figyelembevételével az alapfokú művészetoktatás képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő azon intézmények tanulóinak létszáma után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek az R. 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték.

16.6. Hozzájárulások egyes közoktatási intézményeket fenntartó önkormányzatok feladatellátásához

16.6.1. Középiskolába, szakiskolába bejáró tanulók ellátása

FAJLAGOS ÖSSZEG: 18 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a középiskolába, szakiskolába – nappali rendszerű középfokú iskolai oktatásban részt vevő – bejáró tanulók után a fenntartó

- települési önkormányzat a lakott külterületéről és a közigazgatási területén kívülről bejáró tanuló után,
- megyei önkormányzat a megyei fenntartásban lévő intézménybe más megye közigazgatási területéről bejáró tanuló után,
- a Fővárosi Önkormányzat és a fővárosi kerületi önkormányzatok a fenntartásukban lévő intézménybe a főváros közigazgatási területén kívüli település(ek)ről bejáró tanuló után

veheti igénybe.

Bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában a tartózkodási helye nem azonos az intézmény székhelyével, illetve telephelyével. Lakott külterületről bejárónak a hozzájárulás igénylése szempontjából az a gyermek, tanuló tekinthető, akit a fenntartó önkormányzat lakott külterületről szervezett formában szállít az intézménybe.

A kollégiumi elhelyezésben részesülők esetén, a kollégium székhelyén, illetve telephelyén nevelésben, oktatásban résztvevők után, továbbá a főváros közigazgatási területén lakók után, ha fővárosi székhelyű, illetve telephelyű óvodát, iskolát vesznek igénybe, a hozzájárulás nem igényelhető.

16.6.2. Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók támogatása

FAJLAGOS ÖSSZEG: 45 000 forint/fő/év a 2008/2009. tanévre
- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igényelheti az intézményi társulás keretében az intézmény székhelye szerinti önkormányzat a társulásban részt vevő községek óvodai nevelésben, általános iskolai 1–8. évfolyamos oktatásban részt vevő gyermekek, tanulók létszáma után.

a) A 2008. évben alakuló társulások esetén a hozzájárulás az 5–8. évfolyamos tanulók után abban az esetben igényelhető, ha a társulásban fenntartott intézmények 5–8. évfolyamain – az évfolyam-csoportban együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 75%-át.

b) A már működő társulásoknál a hozzájárulás az 5. évfolyamos tanulók után abban az esetben igényelhető, ha a 2008/2009. tanévben az 5. évfolyamon szervezett osztályban tanulók esetében az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át. Felmenő rendszerben a 6–8. évfolyamon átlaglétszám elvárás nincs.

Az *a)–b)* pont szerinti esetekben az átlaglétszám számításnál figyelmen kívül lehet hagyni a nemzetiségi, kisebbségi oktatásra szervezett osztályokat és alkalmazni kell a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglaltakat.

Az igénylés további feltétele az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása. Az intézményen belül a társulásba járó gyermeknek, tanulónak a hozzájárulás szempontjából csak azokon az iskolafokozatokon (1–4., és/vagy 5–8. évfolyamra szervezett oktatás, és/vagy óvodai nevelés keretében) résztvevőket lehet tekinteni, amelyekre az érintett települések a közös feladat-ellátást megszervezték.

A társulás intézményeibe járó városi gyermekek, tanulók után a hozzájárulás nem jár.

17. Szociális juttatások, egyéb szolgáltatások

17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés

a) Óvodában, iskolában, kollégiumban szervezett kedvezményes étkeztetés

FAJLAGOS ÖSSZEG: 55 000 forint/fő/év 2008. szeptember 1-jétől december 31-éig időarányosan 4 hónapra

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott óvodában, iskolában nappali rendszerű oktatásban, továbbá a kollégiumi ellátásban részt vevő – a 15. jogcímen figyelembe vehető – gyermekek, tanulók után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítési-díj kedvezményt vagy ingyenes étkeztetést biztosít.

Egy, a fenti körbe tartozó gyermek, tanuló után csak egy jogcímen jár a hozzájárulás. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, vagy a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony, vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

b) Kiegészítő hozzájárulás a rendszeres gyermekvédelmi kedvezményben részesülő 5. évfolyamos általános iskolai tanulók ingyenes étkeztetéséhez

FAJLAGOS ÖSSZEG: 16 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott általános iskolában nappali rendszerű oktatásban részt vevő gyermekvédelmi kedvezményben részesülő – a 15. jogcímen figyelembe vehető – 5. évfolyamos tanulók után, akik számára a fenntartó ingyenes étkeztetést biztosít.

Egy, a fenti körbe tartozó gyermek, tanuló után az *a)* pont szerinti hozzájárulás mellett jár a hozzájárulás. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, vagy a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony, vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

Az *a)–b)* jogcímekhez kapcsolódó igényjogosultság számítása a Kiegészítő szabályok 10. *k)* pontja szerint történik.

17.2. Tanulók tankönyvellátásának támogatása

a) Tanulók ingyenes tankönyvellátása

FAJLAGOS ÖSSZEG: 10 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat a Közokt. tv. 10. §-ának (4) bekezdése, továbbá a tankönyvpiac rendjéről szóló 2001. évi XXXVII. törvény 8. §-ának (4) bekezdése alapján – az 1–13. évfolyamokon, a szakiskola 9–10. évfolyamán és a szakképzési évfolyamokon – nappali rendszerű oktatásban részt vevő, ingyenes tankönyvellátásra jogosult iskolai tanulók ingyenes tankönyvellátásához a 2008/2009. tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszáma alapján.

A hozzájárulás egy tanuló után egy jogcímen igényelhető.

b) Általános hozzájárulás a tanulók tankönyvellátásához

FAJLAGOS ÖSSZEG: 1 000 forint/fő/év

A hozzájárulást a helyi önkormányzatok a Közokt. tv. 118. §-ának (5) bekezdéséhez kapcsolódóan, e melléklet 15. *b)–d)* pontja alapján figyelembe vehető, iskolai nappali rendszerű oktatásban részt vevő tanulók 2008/2009. tanévi közoktatási statisztikai állapotra becsült létszáma alapján igényelhetik.

Az *a)–b)* pontok szerinti hozzájárulással való elszámolás a 2008/2009. tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai létszám alapján történik.

A hozzájárulás folyósítása az Áht. 101. §-ának (7) bekezdése szerint egy összegben, augusztus 25-éig történik.

17.3. Kollégiumi, diákotthoni lakhatási feltételek megteremtése

FAJLAGOS ÖSSZEG: 186 000 forint/fő/év a 2008/2009. tanévre

- 2008. költségvetési évben időarányosan 4 hónapra,
- 2009. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott intézményben – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján biztosított – kollégiumi, externátusi nevelésben, ellátásban részesülő, nappali rendszerű, a Közokt. tv. szerint szervezett iskolai rendszerű oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű tanulót is.

Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Az igénylésnél ezen túl figyelembe kell venni a 15. *f)* és a Kiegészítő szabályok 10. *g)* pontja alatti további feltételeket is.

Kiegészítő szabályok:

1. A lakosságszámra és a korcsoportokba tartozókra a KEKKH adatait a 2007. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2007. augusztus 1-jei állapot szerint kell figyelembe venni.

2. Gondozási nap: egy gondozott egy napi intézményi gondozása (különféle ápoló-, gondozó otthonokban, átmeneti és nappali szociális intézményekben, valamint az otthont nyújtó ellátásban), amely az intézménybe történő felvétellel kezdődik és annak végleges elhagyásával fejeződik be. Az ideiglenes távollévők – kórházi ápolás, szabadság – is beszámítanak a gondozási napokba. Az intézményi jogviszony – a kórházi és az otthont nyújtó ellátást kivéve – egy évi folyamatos távollét esetén megszűnik.

3. A helyi önkormányzatok kötelező feladatainak a Szoctv. 120–122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés keretében történő ellátása esetén a normatív hozzájárulás igénylésére a szolgáltatás, illetve az intézmény működési engedéllyel rendelkező fenntartója jogosult, kivéve a 11. *a)* pontot, amely jogcímnél – ellátási szerződés esetén is – a települési önkormányzat jogosult a normatív hozzájárulásra.

4. A helyi kisebbségi önkormányzatok és a többcélú kistérségi társulások az általuk nyújtott 11. *c)–e)*, 11. *g)–h)* jogcím szerinti szolgáltatásokhoz kapcsolódóan, továbbá az általuk fenntartott intézményekben a 11. *ab–ad)*, 11. *b)*, 11. *j)*, 11. *k)*, 11. *l)*, 12–14. pontok szerinti hozzájárulásokra jogosultak az egyes jogcímekben szereplő feltételek szerint azzal, hogy a lakosságszámhoz kapcsolódó feltételt a többcélú kistérségi társulásban e feladat(ok)ban részt vevő települések együttesen kell teljesítsék. Többcélú kistérségi társulás 11. *ab–ad)* pontok szerinti hozzájárulásra jogosultsága mellett a társulásban részt vevő települési önkormányzat(ok)nak nem jár a 11. *aa)* pont szerinti hozzájárulás.

5. A) A 11. *ab)*–14. *b)* pontokban szereplő hozzájárulásokat azok a helyi önkormányzatok, többcélú kistérségi társulások vehetik igénybe, amelyek a személyes gondoskodást nyújtó szociális intézmény és a falugondnoki szolgálat működésének engedélyezéséről, továbbá a szociális vállalkozás engedélyezéséről szóló 188/1999. (XII. 16.) Korm. rendelet, illetve a gyermekjóléti és gyermekvédelmi szolgáltatótevékenység engedélyezéséről, valamint a gyermekjóléti és gyermekvédelmi vállalkozói engedélyről szóló 259/2002. (XII. 18.) Korm. rendelet szerinti működési engedéllyel rendelkeznek.

5. B) Az e mellékletben meghatározott támogatások igénybevétele során új belépőnek minősül a személyes gondoskodást nyújtó szociális intézmény, szolgáltató önkormányzati fenntartója

a) támogató szolgálat, közösségi ellátások, utcai szociális munka esetében, ha a szolgáltatásra 2007. december 31-én jogerős működési engedéllyel nem rendelkezik,

b) jelzőrendszeres házi segítségnyújtás esetében azon ellátottakra vonatkozóan, akikre tekintettel 2007. december hónapban normatív hozzájárulásban nem részesült, illetve azon ellátottakra vonatkozóan, akikre tekintettel 2007. évben a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény (a továbbiakban: 2007. évi Kvtv.) 3. számú mellékletének 11. *eb)* pontja alapján részesült hozzájárulásban.

Nem minősül új belépőnek azon szolgáltatás, ellátott, illetve férőhely, amelyet a – 2007. évben normatív hozzájárulásban részesülő – fenntartótól 2008. évben más önkormányzat, társulás vagy többcélú kistérségi társulás vesz át.

5. C) A 11. *c)* Szociális étkeztetés és a 11. *d)* Házi segítségnyújtás jogcímek esetében az év közben jelentkező többletigényhez kapcsolódó támogatás igénylésére – mind az évközbeni, mind az év végi elszámolás többletigényeit illetően – nem az Áht. 64. §-a (5) bekezdése *b)* pontjának és 64. §-a (7) bekezdésének szabályait kell alkalmazni. Az évközi és az év végi többletigényhez a XXVI. Szociális és Munkaügyi Minisztérium fejezet 16. cím, 48. alcím, 2. jogcímcsoport „Szociális szolgáltatások kiegészítő támogatása" előirányzatból pályázati úton lehet támogatást nyerni.

Többletigénynek az minősül, ha az Áht. 64. §-ának (3) bekezdése szerinti rendeletben szereplő előirányzat számításánál figyelembe vett ellátotti létszám nő. Ellátotti létszámon az e melléklet 11. *ca–cd)* jogcímcsoporton, illetve a 11. *da–dc)* jogcímcsoporton jelentkező mutatószámok jogcímcsoportonkénti összegét kell érteni.

5. D) A támogató szolgáltatáshoz és a közösségi ellátásokhoz 2009. évtől a XXVI. Szociális és Munkaügyi Minisztérium fejezetből pályázati úton lehet támogatás nyerni.

6. A 11–14. *b)* pontokban szereplő feladatokhoz kapcsolódó normatív hozzájárulásra jogosult a székhely önkormányzat abban az esetben, ha a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja. Intézményi társulás keretében történő működtetése esetén

– a jogosultságot a közigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes,

- a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

Intézményi vagy többcélú kistérségi társulás keretében történő működtetés esetén

- a 11. *a)* pont szerinti hozzájárulás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
- a 11. *ab–ad)* pontok szerinti hozzájárulásra jogosultság esetén a társulásban részt vevő önkormányzat(ok)nak nem jár a 11. *aa)* pont szerinti hozzájárulás,
- a 11. *e)*, 11. *gb)*, 11. *h)* pontok szerinti hozzájárulások akkor vehetők igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 10 000-et,
- a 11. *b)* pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000-et,
- a 11. *i)* pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja az 50 000-et.

A 11. *ab–ad)* jogcímek esetében intézményi társulásnak kell tekinteni, ha a települési önkormányzat a többcélú kistérségi társulással kötött megállapodás alapján látja el a feladatot a megállapodásban foglalt és a működési engedélyben ellátási területként feltüntetett településeken.

7. A 11. *a)–b)*, 11. *f)–i)* pontokban szereplő hozzájárulások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében működik.

Töredékévi működtetés esetén a hozzájárulás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár.

A 11. *a)* pontra vonatkozóan: egy lakosra csak egyszer igényelhető a normatív hozzájárulás.

8. A 12. pontban szereplő, a gyermekvédelmi szakellátáshoz kapcsolódó hozzájárulások [12. *aa)* és 12. *ba)* jogcímek] igénybevételének sajátos szabályai:

- A gyámhatósági határozattal ideiglenes hatállyal elhelyezett, átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett beutalt gyermek szociális intézményi tartós elhelyezése esetén a gyermek számára otthont nyújtó ellátást biztosítani köteles helyi önkormányzat a 12. *aa)* pont szerinti jogosultság alapján járó normatív hozzájárulást veheti igénybe, és azt – időarányosan – átadja a gyermeket ellátó intézményt fenntartó önkormányzat számára.
- Amennyiben a gyermekvédelmi ellátásban részesülő gyermek bölcsődei ellátásban vagy közoktatási szolgáltatásban részesül, akkor az intézményt fenntartó önkormányzat jogosult a feladathoz kapcsolódó e melléklet szerinti normatív hozzájárulásoknak a 17.3. pont kivételével történő igénybevételére is, az ott meghatározott feltételek szerint. A 17.3. pont szerinti ellátás esetén az intézményben elhelyezett gyermekek után a 12. *ba)* pont szerinti normatív hozzájárulás vehető igénybe.
- A 12. *aa)* és 12. *ba)* pontok szerinti ellátásban részesülők gondozási napok szerinti nyilvántartását – elhelyezés-típusonként – a területi gyermekvédelmi szakszolgálat köteles vezetni az ellátást nyújtó intézmények adatszolgáltatása alapján.
- Ha a bentlakásos és átmeneti intézmény közoktatási feladatot is ellát, akkor a fenntartó önkormányzat az intézményen belül oktatott tanulók alapján igénybe veheti

a feladatokhoz kapcsolódó e melléklet szerinti közoktatási célú normatív hozzájárulásokat és kiegészítő támogatásokat is, az ott meghatározott feltételekkel.

- Gyermekvédelmi szakellátást biztosító intézményben elhelyezett gyermek lakhelyét annak alapján kell megállapítani, hogy az elhelyezését szolgáló épület melyik településen van.
- Az otthont nyújtó ellátás nevelőszülő, illetve gyermekotthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a működési engedélyben meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át.

Ha a gyermekvédelmi ellátásban részesülő gyermek más önkormányzat által fenntartott intézményben szervezett intézményi étkeztetésben részesül, az étkeztetésért a Gyvt. 146. §-ának (2) bekezdése szerint kell térítési díjat fizetni.

A hozzájárulást nem vehetik igénybe a helyi önkormányzatok a központi költségvetési szerv által fenntartott intézményekben (javítóintézetben, gyermekotthonban, szociális intézményben, büntetés-végrehajtási intézetben stb.) és a központi költségvetés által finanszírozott humánszolgáltatás keretében ellátottak után.

9. A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. §-ának (5) bekezdése alapján az ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben szereplő férőhelyszám 100%-át.

10. A 15–17. pont alatti normatív hozzájárulásokhoz kapcsolódó kiegészítő és értelmező rendelkezések:

a) A közoktatási célú normatív hozzájárulások igénylési és elszámolási feltételeit 2008. január 1-jétől augusztus 31-éig, a 2007/2008. nevelési évre, illetve tanévre a 2007. évi Kvtv. határozza meg.

b) E jogcímek tartalmazzák a Közokt. tv.-ben és végrehajtási rendeleteiben meghatározott közoktatási, kötelezően ellátandó szakmai feladatokhoz ezen belül a diáksporthoz, a szabadidős programok szervezéséhez, kulturális neveléshez, továbbá egyes pedagógus-juttatásokhoz a szakkönyvvásárláshoz, a kiemelt munkavégzésért járó kereset-kiegészítéshez, a pedagógiai szakmai szolgáltatások igénybevételéhez kapcsolódó hozzájárulást.

c) Kizárólag olyan, önkormányzat által fenntartott intézményben ellátott, oktatott létszám után vehetők igénybe a hozzájárulások, amely intézmény alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, sajátos nevelési igényű tanulók után akkor, ha 2008. szeptember 1-jéig az alapító okirat meghatározza a fogyatékosság típusát is, továbbá amely OM azonosítóval rendelkezik. A 15–17. pont alatti hozzájárulások olyan tanulók és alkalmazottak után vehetők igénybe, akik rendelkeznek tanulói, illetve pedagógus azonosító-számmal, ide nem értve az óvodai ellátásban, és korai fejlesztésben, gondozásban részesülőket.

d) A hozzájárulások igénybevétele és az elszámolás a megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra, valamint a hozzájárulást megalapozó okmányokra, analitikus nyilvántartásokra épül. Nem korlátozzák az igénybevételt a közoktatási törvénynek a maximális csoport/osztály létszám betartására

vonatkozó követelményei, ezt a jogsértő oktatás-szervezést az Oktatási Hivatal hatósági eljárásában vizsgálja és szankcionálja.

e) Az igényjogosultság számításánál jogcímenként előforduló tört létszám esetén – a 15. pont szerinti hozzájárulások kivételével – az általános kerekítési szabályokat kell fenntartói szinten alkalmazni.

f) A 16–17. pont alatti normatív hozzájárulások megállapítása az önkormányzatok által közölt tényleges – az előző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével központilag történik a következő képlet szerint:

$$Ei = \underbrace{S_1 * \frac{F_1 * 8}{12}}_{\text{kerekítés Ft-ra}} + \underbrace{S_2 * \frac{F_2 * 4}{12}}_{\text{kerekítés Ft-ra}}$$

ahol

Ei = támogatási előirányzat (Ft),
S_1 = a 2007/2008. tanévi nyitó statisztikai adat (fő), tervezésnél, elszámolásnál tényadat,
F_1 = a 2007/2008. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő),
S_2 = a 2008/2009. tanévi nyitó statisztikai adat (fő), tervezésnél becsült, elszámolásnál tényadat,
F_2 = a 2008/2009. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő).

A 16.2.2., 16.2.3. és 17.1. pont alatti hozzájárulási jogcímek esetében a számításnál a fenti képlet helyett a *h)* és *k)* pontokban foglalt előírások az irányadók.

Azoknál a jogcímeknél, ahol a létszám megállapítása a *c)* pont szerinti egyéb tanügyigazgatási dokumentumokra, illetve analitikus nyilvántartásokra épül, az ezek alapján – tanévenként, költségvetési éven belül – számított mutató a tervezés és az elszámolás alapja. Azoknál a jogcímeknél, ahol a mutatót éves átlaglétszámra számítva kell meghatározni, a képletben mindkét tanévre azonos mutató szerepel.

A 15. pont alatti normatív hozzájárulás megállapítása az önkormányzatok által közölt, a 2007/2008. nevelési évi, tanévi tényleges, és a 2008/2009. nevelési évi, tanévi becsült nyitó létszámokból központilag kiszámított közoktatási teljesítmény-mutató alapján történik. A 15. *g)* pont szerinti teljesítmény-mutató megállapításához figyelembe kell venni az *i)* pontban foglaltakat is.

A fenntartók saját számításaikhoz, a tervezéshez, illetve az évvégi elszámoláshoz a központi számításokban alkalmazott, a 2007. évi Kvtv. 3. számú melléklete Kiegészítő szabályok 10. *f)* pontja alatti paraméter-rendszert augusztus 31-éig, a következő paraméter-rendszert szeptember 1-jétől alkalmazzák a 2008/2009. nevelési évre, tanévre:

Intézmény	Évfolyam-csoportok (nyitvatartás)		Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/ osztály átlaglétszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézmény-típus-együttható	Tanítási együttható (Teh)
1	2		3	4	5	6	7 = 3/5*6
Óvoda	1–2. nevelési év	maximum napi 8 óra	51,0	20	32	0,85	1,35
	3. nevelési év		51,0	17	32	0,85	1,35
	1–2. nevelési év	napi 8 órát meghaladja	61,0	20	32	0,85	1,62
	3. nevelési év		61,0	17	32	0,85	1,62
Általános iskola	1–2. évfolyam		26,4	21	22	1,0	1,20
	3. évfolyam		26,8	17	22	1,0	1,22
	4. évfolyam		30,6	16	22	1,0	1,39
	5–6. évfolyam		34,0	23	22	1,0	1,55
	7–8. évfolyam		38,8	20	22	1,0	1,76
Középfokú iskola	9–10. évfolyam		46,6	28	22	1,1	2,33
	11–13. évfolyam		55,1	26	22	1,1	2,76
Szakképzés elméleti képzés	Felzárkóztató 9. évfolyam, szakiskola, szakközépiskola első, második szakképzési évfolyama		40,6	28	22	1,1	2,03
	Szakiskola, szakközépiskola harmadik és további szakképzési évfolyama		40,6	26	22	1,1	2,03
Alapfokú művészet-oktatás	Zeneművészeti ág – egyéni foglalkozás keretében szervezett – előképző, alapképző és továbbképző évfolyama		5,7	8	22	0,64	0,17
	Képző- és iparművészeti, táncművészeti, szín- és bábművészeti ág előképző, alapképző és továbbképző évfolyama, zeneművészeti ágon csoportos főtanszakos oktatás		5,7	10	22	0,3	0,08
Kollégiumi, externátusi nevelésre, oktatásra szervezett foglalkoztatási csoportok			38,0	25	30	1,026	1,30
Napközis/ tanuló-szobai, iskola-otthonos foglalkoz-tatás	1–4. évfolyamos napközis foglalkoztatás		22,5	25	23	0,25	0,24
	5–8. évfolyamos napközis/tanulószobai foglalkoztatás		15,0	25	23	0,25	0,16
	1–2. évfolyamon iskolaotthonos oktatás		22,5	21	22	0,26	0,27
	3. évfolyamon iskolaotthonos oktatás		22,5	17	22	0,26	0,27
	4. évfolyamon iskolaotthonos oktatás		22,5	16	22	0,26	0,27

g) Az *f)* pontban foglaltak nem alkalmazhatók,

- ha a 15. *d)* szerinti – a szakképzési törvény rendelkezéseinek megfelelően, a szakképzési évfolyamokon szervezett – szakmai elméleti oktatás tört tanéves rendszerben folyik,
- ha a 16.1.2. pont szerinti iskolai szakmai gyakorlati képzés tört tanéves rendszerben, vagy részben iskolai, részben – együttműködési megállapodás alapján – nem iskolai tanműhelyben folyik,
- ha részben az iskolai tanműhelyben, – együttműködési megállapodás alapján – részben más helyi önkormányzat által fenntartott központi képzőhelyen, vagy nem iskolai tanműhelyben folyik,
- ha a 15. *f)*, illetve 17.3. pont szerinti kollégiumi (externátusi) nevelés, ellátás, elhelyezés a tanéven belüli félévre, vagy tanéven belüli időszakos elhelyezésre korlátozódik, beleértve a 16.2.1. pont alatti a sajátos nevelési igényű gyermekek, tanulók kollégiumi (externátusi) nevelését, ellátását, elhelyezését is.

Az érintett tanulók után igényelt hozzájárulás tervezése, elszámolása a tanévenként az iskolai szakmai elméleti, illetve gyakorlati szakképzésben, kollégiumi elhelyezésben töltött időszak figyelembevételével számított létszám alapján történik. Ha a 15. *d)* és 16.1.2. pont szerinti szakképzés tört tanéves rendszerben folyik, valamint a 15. *f)* pont alatti kollégiumi elhelyezésre tört tanévben kerül sor és ezzel összefüggően változik a tanulók létszáma, az érintett tanulók után a hozzájárulás igénylése és elszámolása az egyes félévekben oktatott, illetve kollégiumban elhelyezett létszám – a félévváltások időpontjához igazodóan – 1/12, 7/12, illetve 4/12 részének átlaga alapján történik. A képzési program szerint iskolai, központi képzőhelyi és nem iskolai (változó) képzőhelyen történő, az egyes helyszíneken zajló gyakorlati képzésre fordított idő arányában, illetve a kollégiumi szolgáltatás igénybevétele arányában kell megosztani a tanulók létszámát. Amennyiben az előbbiek szerint számítható létszám nem egész szám (tört létszám), akkor a fenntartói szinten összesített mutatószámnál a kerekítés általános szabályait kell alkalmazni.

h) A 16.2.2. és 16.2.3. pont szerinti hozzájárulás a 2008. naptári évben az ezen ellátásokat igénybe vevők 2007/2008. tanévi és 2008/2009. tanévi becsült átlaglétszáma együttes összegének figyelembevételével számított és tízzel elosztott átlaglétszáma után igényelhető. Az elszámolás az előbbiek szerint számított tényleges átlaglétszám alapján – 8/12-ed súllyal a 2007. évi Kvtv.-ben, 4/12-ed súllyal pedig a 2008. évi költségvetési törvényben meghatározott fajlagos mérték figyelembevételével – történik.

i) A 15. *g)* pont szerinti, a napközis és tanulószobai foglalkozás szervezéséhez a foglalkozásokon részt vevő tanulók után a 2008. évi költségvetési évre – szeptember 1-jétől időarányosan 4 hónapra – a 2008/2009. tanévi becsült átlaglétszám alapján tervezhető, illetve igényelhető a hozzájárulás. Az elszámolásnál a foglalkozási naplók szerint a 2008/2009. tanévre, a naponként összesített tényleges létszámot 62 nappal kell elosztani. A 2007/2008. tanévre – a január 1-jétől augusztus 31-éig időarányosan 8 hónapra – a 2007. évi költségvetési törvény alapján figyelembe vehető létszámot pedig 123 nappal kell osztani. Ha a tanévek átlagában a Közokt. tv. 53. §-ának (4) bekezdésében foglalt időkeret legalább 75%-át nem éri el a tényleges foglalkoztatási órák száma, a hozzájárulásra való igényjogosultság számításánál a foglalkozáson résztvevők átlaglétszámát kettővel el kell osztani. Abban az esetben, ha a tanulók számára a Közokt. tv. 53. §-ának (4) bekezdésben meghatározott időkereten felüli

foglalkoztatást is szerveznek, nem igényelhető egy tanuló után ezen a jogcímen többszörös hozzájárulás.

j) A nemzeti, etnikai kisebbségi oktatáshoz meghatározott 16.3. ponton belüli kiegészítő hozzájárulások igénylésének együttes feltételei a következők:

- a nevelési-oktatási intézmény alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását, és
- a nemzeti, etnikai kisebbségek óvodai nevelését vagy iskolai nevelését és oktatását a nemzeti, etnikai kisebbséghez tartozó gyermek szülőjének, gondviselőjének írásban benyújtott igénye alapján szervezzék, és
- amennyiben az óvoda, iskola olyan településen működik, ahol nem jött létre helyi kisebbségi önkormányzat, illetve nincsen kisebbségi szószóló, be kell szerezni az országos kisebbségi önkormányzat nyilatkozatát, mely szerint az oktatási intézmény nemzeti, etnikai kisebbségi feladatot lát el.

k) A 17.1. *a)* pont alatti, a gyermek és tanulói intézményi étkeztetéshez kapcsolódó hozzájárulások az étkeztetést igénybe vevő, térítésidíj-kedvezményre jogosult gyermekek, tanulók 2008. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A hozzájárulás szempontjából a szervezett intézményi (óvodai, kollégiumi, iskolai) étkeztetésben résztvevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az intézmény által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítésidíj-kedvezményre való jogosultságot alátámasztó irat (határozat). Az étkezésben résztvevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben résztvevők létszáma előbbi számításokban nem vehető figyelembe. A 17.1. *b)* pont alatti kiegészítő hozzájárulás az *a)* pont szerinti hozzájárulás mellett jár.

l) Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók jogcímén a 2009/2010. tanévben az 5–6. évfolyamon, a 2010/2011. tanévben az 5–7. évfolyamon, a 2011/2012. tanévben az 5–8. évfolyamon szervezett osztályban tanulók után abban az esetben lesz igényelhető hozzájárulás, ha az érintett évfolyamokon tanulók esetében az osztály átlaglétszám – az érintett évfolyamokon együttesen – eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át.

A 15–17. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó is, amely a szolgáltatást a Ttv. 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

4. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatokat megillető személyi jövedelemadó megosztása

A helyi önkormányzatokat együttesen az állandó lakhely szerint az adózók által 2006. évre bevallott, az Adó- és Pénzügyi Ellenőrzési Hivatal által településenként kimutatott (a továbbiakban: településre kimutatott) személyi jövedelemadó 40%-a illeti meg az *A)* és *B)* pontban meghatározott szabályok szerint. Az *A)–B)* pontban foglaltakat helyi önkormányzatonként részletezve az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (3) bekezdésében meghatározott PM–ÖTM együttes rendeletben (a továbbiakban: PM–ÖTM együttes rendelet) kell közzétenni.

Előirányzat: 571 078,8 millió forint

A) A települési önkormányzatot megilleti a településre kimutatott személyi jövedelemadó 8%-a.

Előirányzat: 114 215,8 millió forint

B) A helyi önkormányzatokat a településre kimutatott személyi jövedelemadó 32%-a illeti meg az I–III. pont szerint.

I. E törvény 3. számú melléklete jogcímeihez átengedett személyi jövedelemadó

Előirányzat: 336 003,6 millió forint

II. A megyei önkormányzatok személyi jövedelemadó-részesedése

Előirányzat: 12 256,6 millió forint

Ebből minden megyei önkormányzatot megillet:

a) egységesen	355 millió forint,
b) a megye 2007. január 1-jei lakosságszáma után	110 forint/fő,
c) a megyei fenntartású intézményekben ellátottak után	20 000 forint/fő.

A *c)* pontban az ellátottak számbavételénél az e törvény 3. számú mellékletének 11. *j)–l)*, 12., 14. számú jogcíméhez kapcsolódó ellátott, a 13. *a)* jogcímhez kapcsolódó férőhely, valamint – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével számított 2008. évi – a 15., 16.1., 16.2.2., 16.2.3., 16.3., 16.4., 16.5.1., 17.1. számú jogcímhez kapcsolódó gyermek, tanuló létszámot együttesen kell alapul venni.

A *B)*/I. és a *B)*/II. *c)* pont szerinti személyi jövedelemadó összege az e törvény 3. számú mellékletének idekapcsolódó normatív támogatásait és hozzájárulásait megalapozó mutatószámok alakulását követi.

III. A települési önkormányzatok jövedelemdifferenciálódásának mérséklése

Előirányzat: 108 602,8 millió forint

1. Azoknál a települési önkormányzatoknál, amelyeknél az *A)* pont szerinti személyi jövedelemadó-bevétel és a 2. pont szerinti iparűzési adóerő-képesség – a 2007. január 1-jei lakosságszámra – együttesen számított egy főre jutó összege nem éri el a 4. pontban szereplő összeget, a bevétel e szintig kiegészül.

Ha az egy főre jutó összeg nagyobb a 4. pontban szereplő összegnél, akkor a központi költségvetési kapcsolatból származó forrásokból az önkormányzatot együttesen megillető összeg az 5. pontban szereplő számítási módszer alapján csökkentésre kerül. (A kiegészítés és a csökkentés a továbbiakban együtt: jövedelemkülönbség mérséklése.)
Az önkormányzatok közigazgatási státuszát a 2007. augusztus 1-jei állapotnak megfelelően a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatai alapján kell figyelembe venni.

2. E törvény szempontjából iparűzési adóerő-képesség a költségvetési évben a települési önkormányzat iparűzési adóelőlegét meghatározó adóalap 1,4%-a.

2.1. Azon települési önkormányzatok esetében, amelyek 2007. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeznek, a 2008. évi iparűzési adóelőleget meghatározó, településre jutó adóalap (a továbbiakban: adóalap):

a 2007. teljes évről benyújtott iparűzési adóbevallásokban szereplő – a helyi adókról szóló 1990. évi C. törvény alapján megállapított – adóalap, amelyet

2.1.1. növelni kell:

a) a 2007. töredék évre szóló adóbevallás adóalapjának évesített összegével.

Töredék év:

- a 2007. július 1-je előtt, 2007. év közben bevezetett iparűzési adóról szóló rendelet hatálybalépésétől december 31-éig terjedő időszak,
- az állandó jellegű vállalkozási tevékenységet az önkormányzat illetékességi területén 2007. év közben kezdő, és azt 2007-ben meg nem szüntető adózó bevallásában szereplő időszak. (Megszűntnek tekintendő a vállalkozás abban az esetben is, ha az adott önkormányzat illetékességi területén telephelyét felszámolja.)

b) a 2007. évről bevallási kötelezettséget nem teljesítő vállalkozások, illetve a naptári évtől eltérő üzleti évet választó adózók utolsó, teljes évről szóló bevallásában szereplő adóalappal, ennek hiányában az utolsó bevallásban szereplő adóalap évesített összegével. Az utolsó bevallásban szereplő adóalapot figyelmen kívül kell hagyni, ha:

- a vállalkozást bírósági végzés alapján a cégjegyzékből 2007. december 31-éig törölték,
- a személyi jövedelemadóról szóló 1995. évi CXVII. törvényben meghatározott mezőgazdasági őstermelő tevékenységéből származó bevétele 2007. évben nem haladta meg a 600 000 forintot,
- az ideiglenes építőipari tevékenységet folytató, illetőleg természeti erőforrást feltáró vagy kutató adóalany 2007. évben, az önkormányzat illetékességi területén végzett tevékenységének időtartama nem érte el a 181 napot,
- az egyéni vállalkozó vállalkozói igazolványát 2007. december 31-éig – az okmányirodai nyilvántartás szerint – visszaadta vagy visszavonták,

c) az előtársaságok 2008. évben benyújtott záró adóbevallásában szereplő adóalappal,

d) a 2008-ban kezdő vállalkozások várható adóösszegéből számított adóalappal, kivéve az ugyanazon évben megszűnő és záró adóbevallást benyújtó vállalkozások adóalapját,

e) a 2008-ban megszűnő vállalkozások 2008. évben benyújtott záró adóbevallásában szereplő adóalappal;

2.1.2. csökkenteni kell:

a) a 2007. december 31-ével megszűnt vállalkozások adóbevallásában szereplő – a számításban figyelembe vett – adóalappal,

b) a 2008-ban megszűnő és záró adóbevallást beadó vállalkozások 2007. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal,

c) a 2008-ban megszűnő és záró adóbevallást beadó vállalkozások bírósági végzés szerint kielégíthetetlen iparűzési adófizetési kötelezettségéhez kapcsolódó – a számításban figyelembe vett – adóalappal,

d) a 2008-ban naptári évtől eltérő üzleti évet választó és ezzel kapcsolatban 2008-ról adóbevallást beadó vállalkozások 2007. évről szóló bevallásában szereplő – a számításban figyelembe vett – adóalappal.

2.1.3. A 2.1.1. és a 2.1.2. alapján számított adóalapot korrigálja

a) a 2007-re, illetve 2008-ra vonatkozó, 2008. évben benyújtott önellenőrzési adóalap-változás,

b) a 2007. évet megelőző évek önellenőrzése miatt 2008. évben

– visszatérítésre vagy befizetésre kerülő, továbbá

– az önkormányzatot megillető adóra, illetve fennálló adótartozásra elszámolásra kerülő iparűzési adó adóalapja,

c) a számításban figyelembe vett „nulla" összegű adóalapra megfizetett iparűzési adóhoz kapcsolódó adóalap,

d) az önkormányzatok szerződésben rögzített adóbevétel megosztásának arányában az olyan vállalkozás adóalapja, amely az önkormányzatok együttműködése révén telepedett le az egyik, megállapodásban szereplő önkormányzat területén.

2.2. Azon települési önkormányzatok esetében, amelyek 2007. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeztek, és azt 2007. július 1. és 2008. december 31. között hatályon kívül helyezték, a 6. pontnak megfelelő elszámoláskor az iparűzési adóerő-képességükben érvényesítendő adóalap megegyezik a 2.1. pont szerinti, 2007. teljes évi adóalappal, figyelembe véve

a) a 2.1.1. pont szerinti növelő tényezők közül az *a)* és *b)* pontot azzal, hogy az *a)* pont szerinti évesítendő töredék évnek számít az önkormányzat által 2007. július 1. és 2007. december 31. között hatályon kívül helyezett iparűzési adóról szóló rendeletnek megfelelően az adóbevallásokban megjelenő időszak,

b) a 2.1.2. pont szerinti csökkentő tényezők közül az *a)* pontot, és

c) a 2.1.3. pont szerinti adóalap korrigáló tényezőket.

2.3. Ha a települési önkormányzat 2007. július 1-jén nem rendelkezett hatályos iparűzési adóról szóló rendelettel, az iparűzési adóerő-képessége megegyezik az önkormányzattípus, azon belül népességszám szerinti kategóriába tartozó önkormányzatok 2.1. pont szerinti adóerő-képességének – a legalacsonyabb és legmagasabb adóerő-képességű önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

3. A települési önkormányzat a jövedelemkülönbség mérséklés meghatározásához a 2008. évi iparűzési adóerő-képességéről az Áht. 64. §-ának (1) bekezdése szerinti mutatószám-felmérés során adatot szolgáltat a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egysége (a továbbiakban: Igazgatóság) részére.

3.1. A települési önkormányzat iparűzési adóerő-képessége évközi alakulását figyelembe véve módosíthatja jövedelemkülönbség mérséklését, az Áht. 64. §-a (5) bekezdésének megfelelően. A normatív hozzájárulások alakulásának jövedelemkülönbség mérséklésre gyakorolt hatása csak az év végi elszámolás során érvényesül.

4. A jövedelemkülönbségek mérséklésénél településnagyság szerint figyelembe veendő lakosonkénti értékhatár forintban:

a) község 500 főig	36 203
b) község 501–2000 főig	36 300
c) község 2000 fő felett	36 500
d) város 10 000 főig	38 750
e) város 10 000 fő felett	40 230
f) megyei jogú város	42 385
g) főváros (kerületekkel együtt)	46 525

Az *a)–f)* pontban szereplő, térségi feladatokat is ellátó települési önkormányzatok esetén az értékhatár a *B)*/II. *c)* pont szerinti fajlagos összeg kétszerese és e törvény 3. számú melléklet 12., 13. *a)* pont szerinti ellátott, a 15. *c)–f)*, 16.1. pont szerinti tanulók, a 16.3., 16.4., 16.5.1. és 17.1. pontokból a középiskolában, szakiskolában és a szakképző évfolyamon tanulók, illetve kollégiumban elhelyezettek, a 16.2.2., 16.2.3. pont szerinti ellátottak – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével számított 2008. évi – együttes száma szorzatának a település 2007. január 1-jei lakosságszámára vetített összegével tovább nő.

5. A 4. pont szerinti értékhatár %-ában a levonás sávonkénti számítása:

A 4. pontban szereplő értékhatár %-ában sávonként		Sávonként a levonásra kerülő egy főre jutó összeg		A normatív hozzájárulásból levonásra kerülő összeg
%-ban	forint/fő	%-ban	forint/fő	4. oszlop összesen x a település 2007. január 1-jei lakosságszáma forintban
1.	2.	3.	4.	5.
100–125		0		–
125–150		25		–
150–170		35		–
170–180		50		–
180–200		80		–
200 felett		90		–
Levonandó összesen:	–	–		

a) A levonandó összeg nem lehet több, mint a települési önkormányzatot – beleértve a helyi kisebbségi önkormányzatokat is – a kötelezően ellátandó feladatai után e törvény 3. számú melléklet 1., 5., 7–9., 10. *a)–b)*, 11. *b)–m)*, 14., 15. *a)*, *b)*, *g)*, 16.6.2. pontok, valamint a 16.2.1., 16.3., 16.4., 16.5.1., 17.1., 17.3. pontokból az óvodás és 1–8. évfolyamon tanulók alapján 2008-ban megillető normatív hozzájárulás összegének 80%-a.

b) Községi önkormányzatoknál a levonandó összeg felső határába nem számít bele az intézményfenntartó települést megillető 16.6.2. jogcím szerinti normatív hozzájárulás 2008. évi összege.

A közoktatási célú normatív hozzájárulások *a)* és *b)* pont szerinti számítása a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában foglaltak figyelembevételével történik.

6. A települési önkormányzatnak az Áht. 64. §-a (7) bekezdésének megfelelően év végén el kell számolnia a 2008. évi végleges iparűzési adóerő-képesség és a normatív hozzájárulások év végi alakulásának jövedelemkülönbség mérséklésre gyakorolt hatásával.

6.1. A normatív hozzájárulások év végi alakulásának a jövedelemkülönbség mérséklésre gyakorolt hatásával való külön elszámolást igénybevételi kamatfizetési kötelezettség nem terheli.

6.2. Ha a PM–ÖTM együttes rendeletben közzétett jövedelemkülönbség mérséklés, és a 2008. évi végleges iparűzési adóerő-képesség alapján – a normatív hozzájárulások évközi elmozdulása figyelmen kívül hagyásával – számított jövedelemkülönbség mérséklés (a továbbiakban: számított jövedelemkülönbség mérséklés) közötti különbség pozitív előjelű és meghaladja a PM–ÖTM együttes rendeletben közzétett jövedelemkülönbség mérséklés abszolút értékének 10%-át, a települési önkormányzat a különbség után igénybevételi kamatot fizet, az alábbiak szerint:

a) ha az önkormányzat az Áht. 64. §-a (5) bekezdésének *aa)* és *ab)* pontja szerinti időpontig mond le jövedelemkülönbség mérséklésről, a lemondást igénybevételi kamat nem terheli,

b) ha az önkormányzat az Áht. 64. §-a (5) bekezdésének *ac)* pontja szerinti időpontig mond le jövedelemkülönbség mérséklésről, a lemondást a jegybanki alapkamatnak megfelelő igénybevételi kamat terheli,

c) ha az év végi elszámolás során, vagy az Igazgatóság Áht. 64/D. §-a szerinti felülvizsgálati eljárása keretében a számított jövedelemkülönbség mérséklés alapján visszafizetési kötelezettség kerül megállapításra, azt a jegybanki alapkamat kétszeresének megfelelő igénybevételi kamat terheli.

6.3. A 6.2. pontban meghatározott különbség számítás során az alábbiakat – ha azok növelik a 2.1. pont szerinti adóalapot – figyelmen kívül kell hagyni:

- a 2008. július 15. után benyújtott előtársasági záró adóbevallást,
- a 2008-ban kezdő vállalkozások 2008. július 15. után közölt várható adóösszeget,
- a 2008-ban megszűnő vállalkozások 2008. július 15. után benyújtott záró adóbevallását,
- a naptári évtől eltérő üzleti évet választó vállalkozás 2008. július 15. után benyújtott adóbevallását,
- a 2008. július 15. után benyújtott önellenőrzést,
- az önkormányzati adófelderítést.

6.4. A jövedelemkülönbség mérséklés év végi elszámolásának az Áht. 64/D. §-a szerinti felülvizsgálata során az Igazgatóság betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba, valamint az iparűzési adóbevallással kapcsolatos iratokba.

7. Az elszámolás során a véglegezett beszámítási összeg 25%-a, de legfeljebb az önkormányzat által – saját forrásaiból – 2008-ban beruházásra felhasznált összeg visszaigényelhető. A saját forrásba a támogatásértékű felhalmozási bevétel, a fejlesztési célú állami támogatás és az államháztartáson kívülről származó felhalmozási célú pénzeszközátvétel nem számítható be.

8. A 2008. évi jövedelemkülönbség mérsékléséről történő év végi elszámoláskor megmaradó összeg a kiegészítésben részesülő önkormányzatokat – a 4. *a)–g)* pontban megjelölt értékhatár és a lakosságszám alapján számított összeg arányában – megilleti.

5. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 2 350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 800,0 millió forint

Az előirányzat azon települések támogatására szolgál, amelyekben az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű társaságtól vásárolt (átvett) lakossági célú ivóvíz ráfordításai magasak. A támogatás az önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon helyi önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatások igénylésének és elbírálásának részletes szabályairól a környezetvédelmi és vízügyi miniszter – az önkormányzati és területfejlesztési miniszter, a pénzügyminiszter, az egészségügyi miniszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével – 2008. január 31-éig rendeletet ad ki. Az igényekről a – Környezetvédelmi és Vízügyi Minisztérium által vezetett – tárcaközi bizottság javaslata alapján a környezetvédelmi és vízügyi miniszter dönt.

3. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 150,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat – kivételes esetben új eszköz beszerzését – a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is. Az összegnek azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a gazdasági és közlekedési miniszter dönt. A tárcaközi bizottságot a Gazdasági és Közlekedési Minisztérium vezeti. A támogatás igényléséről, döntési rendszeréről, folyósításáról, felhasználásáról és elszámolásának részletes szabályairól a gazdasági és közlekedési miniszter – az önkormányzati és területfejlesztési miniszter,

valamint a pénzügyminiszter véleményének kikérésével – 2008. február 15-éig rendeletet ad ki.

4. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a schengeni külső határszakaszokon (a magyar–ukrán, a magyar–román, a magyar–szerb és a magyar–horvát határszakaszokon), 30%-a a schengeni belső határszakaszokon (a magyar–osztrák, a magyar–szlovén és a magyar–szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. Az önkormányzatok részére a támogatás összege – az Igazságügyi és Rendészeti Minisztérium által szolgáltatott – 2007. évi közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, azonban a támogatás összege önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás elsősorban a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra fordítható a személyi jellegű kiadások kivételével.

Az Igazságügyi és Rendészeti Minisztérium 2008. február 15-éig szolgáltat adatot az Önkormányzati és Területfejlesztési Minisztériumnak, amely 2008. március 25-éig egy összegben intézkedik a támogatás folyósításáról.

5. Települési és területi kisebbségi önkormányzatok működésének támogatása

Előirányzat: 1 557,9 millió forint

Általános és feladatalapú támogatásra jogosultak a települési és a területi kisebbségi önkormányzatok. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait a Kormány – 2008. január 15-éig – rendeletben határozza meg.

6. Kiegészítő támogatás nemzetiségi nevelési, oktatási feladatokhoz

Előirányzat: 1 100,0 millió forint

a) Igényelhetik azok a helyi önkormányzatok, amelyek a nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelési-oktatási feladatokat ellátó iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani. A támogatást igényelhetik a csak szlovén nemzetiségi nyelvoktató iskolával rendelkező helyi önkormányzatok is.

b) Igényelhetik azok az 1 100 fő lakosságszám alatti településen működő, nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelést biztosító óvodát, illetve nemzetiségi nyelvoktató iskolát fenntartó önkormányzatok is, amelyek az óvoda, iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani.

c) Igényelhetik a nemzetiségi anyanyelvű, nemzetiségi kétnyelvű, nemzetiségi nyelvoktató iskolát, illetve cigány kisebbségi oktatást biztosító iskolát fenntartó helyi önkormányzatok a kisebbségi oktatás tankönyveinek beszerzéséhez, és szakmai szolgáltatások igénybevételéhez.

d) Igényelhetik a helyi önkormányzatok a szomszédos országokkal kötött kisebbségvédelmi megállapodások alapján működő kisebbségi vegyes bizottságok tevékenységéről és ajánlásairól szóló 2175/2005. (VIII. 26.) Korm. határozattal kihirdetett kisebbségi vegyes bizottságok ajánlásaiban megfogalmazott, közoktatást érintő önkormányzati feladatok ellátásához, valamint az anyaországi kapcsolattartás feladataihoz.

Az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. február 15-éig rendeletet ad ki.

7. Könyvtári és közművelődési érdekeltségnövelő támogatás, múzeumok szakmai támogatása

Előirányzat: 710,0 millió forint

Igényelhetik a helyi önkormányzatok az általuk fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általuk fenntartott múzeumok szakmai fejlesztéséhez. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeit az oktatási és kulturális miniszter – a pénzügyminiszter, valamint az önkormányzati és területfejlesztési miniszter véleményének kikérésével – 2008. február 15-éig rendeletben határozza meg.

8. Helyi önkormányzatok hivatásos zenekari és énekkari támogatása

Előirányzat: 1 010,0 millió forint

Igényelhetik a helyi önkormányzatok, ha hivatásos zenekart és/vagy énekkart tartanak fenn, illetve abban az esetben, ha olyan hivatásos zenekart és/vagy énekkart támogatnak, amellyel a zene-, illetve énekkar működtetésére a helyi önkormányzat 2007. szeptember 1-jéig hosszú távú – legalább 5 éves – közszolgáltatási szerződést kötött. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter, valamint az önkormányzati és területfejlesztési miniszter véleményének kikérésével – 2008. február 15-éig rendeletet ad ki

9. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 9 090,0 millió forint

A központi költségvetés hozzájárulást biztosít a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az általuk fenntartott intézményekben biztosított feladatellátás racionálisabb megszervezése folytán felszabaduló létszám miatti, 2007. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2007. és 2008. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

Ha az érintett személy jogviszonya korengedményes nyugdíjazás miatt szűnik meg, a nyugdíjazással kapcsolatos költségek megtéríthetők, ha azok összege nem haladja meg a jogviszony felmentéssel történő megszűnése esetén járó támogatás összegét.

Amennyiben a korengedményes nyugdíjazással együttjáró költségek meghaladják a felmentés esetén járó támogatás mértékét, akkor a korengedményes nyugdíjazás esetében is csak az az összeg illeti meg a helyi önkormányzatot, illetve többcélú kistérségi társulást, amely felmentés esetében járna.

A támogatás feltétele, hogy az önkormányzati, illetve többcélú kistérségi társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább 5 évig nem állítható vissza, kivéve, ha – önkormányzati rendeleten kívüli – jogszabályból adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2008. április 15., II. ütem 2008. július 15., III. ütem 2008. október 1.

A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól az önkormányzati és területfejlesztési miniszter – a pénzügyminiszter véleménye kikérésével – 2008. február 28-áig rendeletet ad ki. E törvény egyúttal felhatalmazza a támogatási igények jogosságát elbíráló szervet, hogy a benyújtott pályázatokban megnevezett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljes körűen megismerhesse, kezelhesse:

- név, anyja neve, születési név,
- születési hely, születési idő,
- lakcím,
- a munkaviszony megszűnés/megszűntetés jogcíme,
- szolgálati és közszolgálati idő,
- besorolás és munkakör megnevezése,
- a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,
- a munkavégzés alóli felmentés kezdő és záró időpontja,
- a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok (felmentés és végkielégítés összege),
- a foglalkoztatási jogviszonnyal kapcsolatos egyéb adatok (pl. a felmentés indokául szolgáló adatok, egyéb a munkaviszonnyal kapcsolatos azonosító kódok).

Az adatkezelés célja a költségvetési támogatási igények jogszerű elbírálása, ellenőrzése, és folyósítása. A kezelt személyes adatokat a támogatási döntést követő 5 év elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

Ez az előirányzat szolgál a helyi önkormányzatok és a többcélú kistérségi társulások létszámcsökkentési döntéseivel kapcsolatos egyszeri költségvetési támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeiről szóló 4/2007. (II. 20.) ÖTM rendelet alapján 2008. évre megítélt támogatások, illetve a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések forrásául is.

10. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 600,0 millió forint

Igényelhetik a települési önkormányzatok azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült – építési és használatbavételi (fennmaradási) engedéllyel rendelkező – lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Önkormányzati és Területfejlesztési Minisztérium Országos Katasztrófavédelmi Főigazgatósága az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet határozza meg. Az igényeket – az Önkormányzati és Területfejlesztési Minisztérium Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében – a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

11. A 2007. évi jövedelemdifferenciálódás mérséklésénél beszámítással érintett önkormányzatok támogatása

Előirányzat: 7 200,0 millió forint

Az érintett települési önkormányzatokat – a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 4. számú melléklet *B)* III. 7. pontjában foglalt elszámolásnak megfelelően – a 2007. évben a jövedelemdifferenciálódás mérséklésénél véglegezett beszámítási összeg egy része megilleti.

12. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 15 100,0 millió forint

A központi költségvetés támogatást biztosít az Európai Unió támogatásai (a továbbiakban: uniós alapok) iránt benyújtott önkormányzati fejlesztési célú pályázatokhoz szükséges saját forráshoz (a továbbiakban: EU Önerő Alap támogatás).

Az előirányzat a következő célokra használható fel:

1. Forrást biztosít a korábbi években jóváhagyott EU Önerő Alap támogatás folyósítására, valamint Pécs Megyei Jogú Város Önkormányzata a „Pécs – Európa Kulturális Fővárosa" nagyprojekt megvalósításához.
2. Az Új Magyarország Fejlesztési Terv keretében differenciált támogatás nyújtható az alábbi célokra:
   a) a Környezet és Energia Operatív Program keretében megvalósuló ivóvízminőségjavítás,
   b) az EU-támogatásra számot tartó, 2007. évi kezdésre ütemezett nagyprojektek előkészítésének költségvetési támogatásáról szóló 1067/2005. (VI. 30.) Korm. határozatban szereplő és 2005. december 31-éig megalakult víziközmű társulattal rendelkező önkormányzati szennyvízelvezetés és -tisztítás, továbbá
   c) az önkormányzati tulajdonú belterületi, valamint önkormányzati külterületi közutak és kerékpárutak fejlesztése

   saját forrás kiegészítésére.
3. Amennyiben az előirányzat felhasználása lehetővé teszi, az önkormányzati és területfejlesztési miniszter év közben rendeletében egyéb, uniós pályázati célok felhasználására is lehetőséget biztosíthat.

A 2. pont szerinti célokhoz támogatást kizárólag az alábbi helyi önkormányzatok, illetve jogi személyiségű társulásaik igényelhetnek:

a) a külön jogszabály szerinti társadalmi, gazdasági és infrastrukturális szempontból elmaradott települések;

b) a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet (a továbbiakban: kedvezményezett térségekről szóló kormányrendelet) 2–3. számú mellékletében szereplő kistérségek területén lévő települések;

c) a többcélú kistérségi társulások
- = az általuk fenntartott intézmények fejlesztésére, illetve
- = azon fejlesztési célú uniós pályázatukhoz szükséges saját forráshoz igényelhetnek támogatást, amely a kistérségi társulás vagyonának gyarapodását szolgálja, és amellyel a kistérségi társulás valamennyi tagja egyetért,

d) a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 16. §-a szerinti jogi személyiségű társulások, amelyek támogatást kizárólag az *a)* vagy *b)* pont szerinti feltételeknek megfelelő tagjaik által – a fejlesztési célú uniós pályázatban – vállalt saját forrás alapján igényelhetnek.

A benyújtott igényekről az önkormányzati és területfejlesztési miniszter dönt. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól az önkormányzati és területfejlesztési miniszter – a pénzügyminiszter egyetértésével – 2008. február 28-áig rendeletet ad ki.

13. Helyi közösségi közlekedés normatív támogatása

Előirányzat: 35 240,0 millió forint

Támogatást igényelhet az az önkormányzat, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a jogszabályokban előírt esetekben a helyi közforgalmú közlekedés lebonyolítására a közszolgáltatási szerződést az önkormányzati, állami és egyéb szolgáltatókkal megkötötte, vagy a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban: helyi közlekedés).

Támogatásra az önkormányzatok az Európai Közösségek Tanácsának 1191/69/EGK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – veszteség (a továbbiakban: veszteség) erejéig pályázhatnak.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, illetve településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás igénylésénél az önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben milyen összegű saját forrás átadásával járult hozzá, szolgáltatónként. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A Fővárosi Önkormányzat 2008. évi támogatása nem lehet kevesebb a 2007. évinél, de nem haladhatja meg a veszteség mértékét.

Az önkormányzat a támogatást a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A pályázati döntésig az önkormányzat – utólagos elszámolással – előleget vehet igénybe. Az előleg mértéke havonta nem haladhatja meg a tárgyévet megelőző év egy hónapra jutó támogatásának 90%-át. Az előleg iránti igényt a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységéhez kell benyújtani 2008. január 15-éig, amely azt január 25-éig továbbítja az Önkormányzati és Területfejlesztési Minisztériumnak. Az előleg első két havi összegének folyósítása február 5-éig, ezt követően minden hónap 5-éig történik, amelyet az önkormányzat a szolgáltató(k)nak 8 napon belül továbbít.

Amennyiben az önkormányzat a támogatásra nem nyújt be pályázatot, a jogtalanul igénybevett előleget a folyósítás napjától a visszafizetés napjáig számított – az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. § (2) bekezdése szerinti – kétszeres jegybanki alapkamattal terhelten fizeti vissza.

Ha a folyósított előleg meghaladja az önkormányzatnak megítélt tárgyévi támogatás összegét, a különbözetet a döntéstől számított 8 munkanapon belül vissza kell fizetnie. Ezt követően a visszafizetés napjáig a különbözetet az Áht. 64/B. § (2) bekezdése szerinti kamat terheli.

A támogatás igénylésének, döntési rendjének, folyósításának, felhasználásának, megosztásának és elszámolásának, valamint a támogatás alapjául szolgáló indokolt költségek meghatározásának részletes szabályait a gazdasági és közlekedési miniszter, valamint az önkormányzati és területfejlesztési miniszter – a pénzügyminiszterrel egyetértésben – 2008. március 31-éig együttes rendeletben szabályozza.

14. Települési önkormányzati szilárd burkolatú belterületi közutak burkolatfelújításának támogatása

Előirányzat: 8 000,0 millió forint

A települési önkormányzatok a törzsvagyonukba tartozó szilárd burkolatú belterületi közutak kapacitást nem növelő burkolatfelújítására (a továbbiakban: burkolatfelújítás) az e célra fordított forrásaikkal megegyező mértékű támogatást igényelhetnek. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendeletben meghatározott települések önkormányzatai burkolatfelújításra fordított forrásaik 140%-át igényelhetik támogatásként.

Az elbírálás során előnyben részesülnek azok a pályázatok, amelyek főútvonalak burkolatfelújítására igényelnek állami támogatást.

A települési önkormányzatok tulajdonában lévő szilárd burkolatú belterületi utak a 2005. évre szóló Országos Statisztikai Adatgyűjtési Programról szóló 303/2004. (XI. 2.) Korm. rendelet szerinti 1390/03. számú „A helyi közutak adatai" elnevezésű jelentésben meghatározott, 2005. december 31-ei állapotnak megfelelő burkolatterülete arányában – a forgalomsűrűséget kifejező alábbi súlyokkal – számított, régiónkénti előirányzatot e törvény 16. számú melléklete tartalmazza.

Súlyok:

– főutak: főváros 15, megyei jogú város 7,5, egyéb település 5,

– gyűjtőutak: főváros 5, megyei jogú város 2,5, egyéb település 2,

– lakó és kiszolgáló utak: 1.

A Fővárosi Önkormányzatot és a kerületi önkormányzatokat együttesen legalább 3 500,0 millió forint illeti meg a Közép-Magyarországi Régió előirányzatából.

A támogatás feltételeit, a folyósítás és elszámolás rendjét – ideértve a támogatás szempontjából elismerhető fajlagos felújítási kiadást is – a Kormány e törvény 66. §-ának (3) bekezdése szerinti rendeletben szabályozza.

15. A szakmai vizsgák lebonyolításának támogatása

Előirányzat: 470,0 millió forint

Támogatás illeti meg a helyi önkormányzatokat az általuk fenntartott közoktatási intézményekben a 2008. évi szakmai vizsgák lebonyolításához. A hozzájárulás kizárólag a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 114. §-ában meghatározott ingyenes vizsgák után vehető igénybe.

A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. március 15-éig rendeletet ad ki.

16. Esélyegyenlőséget, felzárkóztatást segítő támogatások

Előirányzat: 2 800,0 millió forint

A támogatást a helyi önkormányzatok igényelhetik a különleges gondoskodást igénylő gyermekek, tanulók foglalkoztatásához, ellátásához az általuk fenntartott intézményekben

- a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/D. §-ában, a 39/E. §-ában meghatározott követelmények és az oktatási miniszter által kiadott program szerinti képesség-kibontakoztató felkészítéshez, integrációs felkészítéshez, továbbá az oktatási és kulturális miniszter által kiadott óvodai fejlesztő programhoz,
- a beilleszkedési, magatartási, tanulási nehézséggel küzdő gyermekek, tanulók felkészítésének támogatásához,
- a nappali rendszerű iskolai oktatásban részt vevő sajátos nevelési igényű gyermekek tanulók neveléséhez, oktatásához, fejlesztéséhez szükséges kispéldányszámú tankönyvek beszerzésére és a tanulók differenciált tankönyvvásárlási támogatásához,
- a szakiskolában a Közokt. tv. 27. §-ának (8) bekezdése szerint, a kerettanterv alapján elkészített helyi tanterv szerint szervezett felzárkóztató oktatáshoz,
- Arany János Szakiskolai Kollégiumi programhoz,
- olyan nem magyar állampolgár tanköteles tanulók oktatásához, akik számára – a Közokt. tv. 110. §-ának (9) bekezdése értelmében – központi pedagógiai program alapján szervezik meg az oktatást,
- a gyermekgyógyüdülőben, egészségügyi intézményben, rehabilitációs intézményben gyógykezelés alatt álló tanulók támogatásához,
- pedagógiai szakszolgálatok szervezéséhez.

Az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. március 15-éig rendeletet ad ki.

17. Hivatásos önkormányzati tűzoltóságok kiegészítő támogatása

Előirányzat: 2 084,7 millió forint

A központi költségvetés hozzájárulást biztosít a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzatok számára a fegyveres szervek hivatásos állományú tagjainak szolgálati viszonyáról szóló 1996. évi XLIII. törvény módosításáról szóló 2005. évi CLXXIX. törvény 22. §-ával megállapított szolgálatteljesítési idő csökkentéshez.

Amennyiben a szolgálatteljesítési idő csökkentése részben vagy egészben:

- túlmunkával valósul meg, úgy a hozzájárulás 2008. évben teljesített túlórák alapján vehető igénybe (a 2008. I. félévben a ténylegesen kifizetett túlórákat, 2008. II. félévben a 2008. július–szeptember hónapokban esetlegesen felmerülő túlórák átlagának hat hónapra számított arányát kell figyelembe venni);
- létszámbővítéssel valósul meg, úgy a hozzájárulás a külön jogszabályban meghatározott létszámbővítés szerinti létszámfeltöltés után, időarányosan igényelhető.

A hozzájárulás igénylésének, folyósításának és elszámolásának részletes feltételeit az önkormányzati és területfejlesztési miniszter – a pénzügyminiszter véleményének kikérésével – 2008. január 31-éig rendeletben szabályozza.

18. Közoktatás-fejlesztési célok támogatása

a) Szakmai és informatikai fejlesztési feladatok

Előirányzat: 5 000,0 millió forint

A támogatást a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben meglévő berendezések, felszerelések, taneszközök korszerűsítésére, informatikai fejlesztésére, működtetéssel összefüggő beszerzésekre igényelhetik.

b) Minőségbiztosítás mérés, értékelés, ellenőrzés támogatása

Előirányzat: 600,0 millió forint

A támogatást a helyi önkormányzatok a Közokt. tv.-ben meghatározott minőségbiztosítási mérési, értékelési, ellenőrzési feladatokhoz, továbbá az országos mérések keretében átlag alatti teljesítményt elért iskolák intézményi fejlesztő tevékenységéhez igényelhetik.

c) Teljesítmény motivációs pályázati alap

Előirányzat: 1 100,0 millió forint

A támogatást a helyi önkormányzatok igényelhetik, ha az általuk fenntartott óvodák, iskolák, kollégiumok rendelkeznek a Közokt. tv. 40. §-ának (10)–(11) bekezdésében meghatározott minőségirányítási programmal, továbbá a fenntartó rendelkezik a Közokt. tv. 85. §-ának (7) bekezdésében meghatározott önkormányzati minőségirányítási programmal, feltéve, hogy az intézményi minőségirányítási programot a szülői szervezet (közösség) véleményezte, valamint az önkormányzati testület értékelte és ezek alapján a közoktatási intézmény minőségirányítási programjában meghatározott módon pedagógus vagy alkalmazotti teljesítményértékelési rendszert működtet önértékelési tevékenysége részeként.

A fentiekhez kapcsolódó támogatási összeg a Közokt. tv. 118. §-ának (10) bekezdése szerinti kiemelt munkavégzésért megállapítható keresetkiegészítés összegét növeli és ennek keretében történhet a felhasználása.

Az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. március 15-éig rendeletet ad ki.

19. Egyes szociális szolgáltatások kiegészítő támogatása

Előirányzat: 100,0 millió forint

Támogatást igényelhetnek azok a helyi önkormányzatok, amelyek a 3. sz. melléklet 11. *eb)*, 11. *gb)*, 11. *hb)*, 11. *ib)* pontjai szerint jogosultak normatív hozzájárulásra.

A támogatás elosztásának részletes szabályairól, a XXVI. Szociális és Munkaügyi Minisztérium fejezetbe történő átcsoportosítás feltételeiről és rendjéről a szociális és munkaügyi miniszter – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. február 15-éig rendeletet ad ki.

20. Belterületi utak szilárd burkolattal való ellátásának támogatása

Előirányzat: 2 500,0 millió forint

A támogatás a fővárosi kerületeket és a 60%-nál nagyobb arányú burkolatlan belterületi úthálózattal rendelkező városi önkormányzatokat illeti meg.

Az előirányzatból 1500,0 millió forint támogatás a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában jár a 2006. december 31-ei állapotnak megfelelően, amely adatokat a 2006. évre vonatkozó Országos Statisztikai Adatgyűjtési Program módosított és új adatgyűjtéseiről szóló 247/2005. (XI. 14.) Korm. rendelet szerinti 1616/06. számú KSH által készített „Jelentés az önkormányzatok tulajdonában lévő ingatlan vagyonról" (a továbbiakban: Jelentés) tartalmazza. A támogatás a burkolatlan utak szilárd burkolattal való ellátását, a csapadékvíz elvezetését, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és főgyűjtő csatornaszakaszok megépítését célozza. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Amennyiben az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, akkor annak költségei is figyelembe vehetők. Ha a jelenleg csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (egy beruházásban) megvalósuló útburkolásra fordítható.

Az előirányzatból 500,0 millió forint támogatás a fővárosi kerületek burkolatlan, egyesített rendszerű közcsatornával ellátott útállományának kerületi hosszúságai arányában jár a 2006. december 31-ei állapotnak megfelelően, amely adatokat a Jelentés tartalmazza. A támogatás az egyesített rendszerű közcsatornával ellátott, de burkolatlan utak szilárd burkolattal való ellátását szolgálja.

Az előirányzatból 500,0 millió forint támogatás illeti meg azon – a kedvezményezett térségekről szóló kormányrendelet 2. számú mellékletében meghatározott leghátrányosabb helyzetű kistérségekben lévő – városi önkormányzatokat, amelyeknél az önkormányzati belterületi kiépítetlen utak aránya – a 2005. évre szóló Országos Statisztikai Adatgyűjtési Programról szóló 303/2004. (XI. 2.) Korm. rendelet szerinti 1390/03. számú „A helyi közutak adatai" elnevezésű 2005. december 31-ei állapotot tükröző adatgyűjtés szerint – meghaladja a 60%-ot. A támogatás egyenlő mértékben illeti meg az érintett városi önkormányzatokat, és elsősorban a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál.

Az igénybe vett támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, az e jogcímen a tárgyévben jogszerűen felmerült kiadások figyelembevételével, az önkormányzathoz beérkezett, az önkormányzat által igazolt számlák alapján történik. A támogatás folyósítása négy egyenlő részletben, minden negyedév első hónapjának 25-éig történik.

21. A vizitdíj visszatérítésének támogatása

Előirányzat: 100,0 millió forint

A támogatást a települési önkormányzatok igényelhetik azon lakosaik által fizetett vizitdíj visszatérítéséhez, akik 20-nál több alkalommal fordultak orvoshoz. A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének módját a Kormány a kötelező egészségbiztosítás ellátásairól szóló 1997. évi LXXXIII. törvény végrehajtásáról szóló 217/1997. (XII. 1.) Korm. rendeletben szabályozza.

22. Az alapfokú művészetoktatás támogatása

Előirányzat: 500,0 millió forint 2008. január 1-jétől augusztus 31-éig

360,0 millió forint 2008. szeptember 1-jétől

Az 500,0 millió forint előirányzatból támogatást igényelhetnek az alapfokú művészetoktatási intézményeket fenntartó helyi önkormányzatok.

A 360,0 millió forint előirányzatból támogatást a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet 10–14/F. §-ban meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerzett intézményeket fenntartó önkormányzatok igényelhetnek.

A támogatások az alapfokú művészetoktatási intézmények működtetésére, fejlesztésére szolgálnak.

A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az oktatási és kulturális miniszter – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati és területfejlesztési miniszter egyetértésével – 2008. március 15-éig rendeletet ad ki.

23. A kistelepülési iskolák és a körjegyzőségek tárgyi feltételeinek javítása, valamint közösségi buszok beszerzése

Előirányzat: 3 500,0 millió forint

Ezen előirányzatból támogatás igényelhető azon beruházásokhoz, amelyek megvalósítására Európai Uniós pályázat nem nyújtható be.

Támogatást igényelhet:

a) a 3. számú melléklet 3. *b)* pontja szerint ösztönző hozzájárulásban részesülő, 2007. vagy 2008. évben újonnan alakuló, vagy új taggal bővülő körjegyzőség székhelye szerinti önkormányzat a körjegyzőség tárgyi feltételeinek javításához;

b) az 1500 fő lakosságszám alatti településen általános iskolát fenntartó – a Ttv. 8., 9. vagy 16. §-a alapján létrejött – intézményi társulás és többcélú kistérségi társulás az e törvény 8. számú mellékletének IV. Többcélú kistérségi társulások támogatása jogcím, Kiegészítő szabályok 2.1. pontja szerinti feltételeknek megfelelő iskola tárgyi feltételeinek javításához;

c) az e törvény 8. számú mellékletének IV. fejezet 2.2.1. pontja szerinti támogatásban részesülő, a kedvezményezett térségekről szóló kormányrendelet 2–3. mellékletében szereplő kistérségben megalakult többcélú kistérségi társulás legalább 15 személy biztonságos szállítására alkalmas közösségi busz beszerzésére.

Az igényelhető maximális támogatás az *a)* pont esetén 15 millió forint, a *b)* pont esetében 20 millió forint, a *c)* pont esetén 30 millió forint.

A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az önkormányzati és területfejlesztési miniszter – az oktatási és kulturális miniszter és a pénzügyminiszter véleményének kikérésével – 2008. február 28-áig rendeletet ad ki.

24. 2006. év tavaszán kialakult árvíz és belvíz miatti károk enyhítése

Előirányzat: 1 100,0 millió forint

A támogatás a 2006. tavaszi árvíz, valamint belvíz miatt kialakult károk enyhítésével összefüggésben pótlólagosan felmért jogosulti kör kárenyhítésére szolgál. A támogatás folyósításának és elszámolásának rendjét az önkormányzati és területfejlesztési miniszter – a pénzügyminiszter véleményének kikérésével – 2008. március 15-ig rendeletben szabályozza.

25. Nyári gyermekétkeztetés

Előirányzat: 1 200,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Támogatásra azok a települési önkormányzatok jogosultak, akik vállalják, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosítanak.

A támogatás elosztásának részletes szabályairól a szociális és munkaügyi miniszter – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati és területfejlesztési miniszter egyetértése mellett – 2008. április 15-éig rendeletet ad ki.

26. A 2008. évi bérpolitikai intézkedések támogatása

Előirányzat: 40 000,0 millió forint

A központi költségvetés normatív feltételekkel nyújt támogatást a helyi önkormányzatoknak az általuk fenntartott költségvetési szervek munkavállalói 2008. évi illetményének – e törvény alapján történő – növelésére. A támogatás a helyi önkormányzatot a 2008. január 1-jei létszám illetményadatainak felmérése alapján illeti meg, az illetmény-előmeneteli rendszer növeléséhez kapcsolódó kiadásaira, elszámolási kötelezettség mellett. A támogatás a 2008. január 1-jétől külön törvény szerint kötelező besorolás és az ahhoz kapcsolódó garantált illetményszintek eléréséhez szükséges illetménynövelés összege, de legalább a közalkalmazotti illetménytábla, a közalkalmazotti pótlékalap, valamint a köztisztviselői illetményalap növekedés 60%-a.

A középfokú képesítést igénylő munkakörben dolgozók esetében, ahol a garantált bérminimum magasabb az illetményrendszerekben meghatározottnál, ott a garantált bérminimumokat kell figyelembe venni a támogatás kiszámítása során.

A támogatás folyósítása a felmérést követő első ütemben halmozott időarányosan, majd havonta egyenlő részletekben a nettó finanszírozás keretében történik. A központi költségvetés a felmérés eredményének megállapításáig a bérfizetési időpontokhoz igazodóan előleget biztosít.

Az előleget az önkormányzat a 2008. január 1-jei statisztikai létszámára figyelemmel a Magyar Államkincstáron keresztül 2008. január 10-éig igényli elszámolási kötelezettség mellett. Az előleg a támogatás első ütemű folyósításakor kerül elszámolásra. Amennyiben az előleg magasabb a felmérés alapján az önkormányzatot megillető támogatás időarányos részénél, úgy a túllépés teljes összegét az önkormányzat – a visszafizetés napjáig a 20% feletti túllépésre számított kétszeres jegybanki alapkamattal terhelten – visszafizeti. A támogatási igény felméréséről, a folyósítás és az elszámolás rendjéről a Kormány 2008. február 28-áig rendeletet ad ki.

27. *Belterületi belvízrendezési célok támogatása*

Előirányzat: 500,0 millió forint

A támogatást Békés, Csongrád és Jász-Nagykun-Szolnok megye azon városi önkormányzatai igényelhetik:

a) ahol a tengerszint feletti átlagmagasság a Földmérési és Távérzékelési Intézet Központi Adat és Térképtárának adatai alapján 85 méternél nem több, és

b) amelyek a kedvezményezett térségekről szóló kormányrendelet 2–3. számú mellékletében szereplő kistérségek területén találhatók.

A 2009. évre az előirányzat 100%-ára vállalható kötelezettség.

A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az önkormányzati és területfejlesztési miniszter – a környezetvédelmi és vízügyi miniszter, valamint a pénzügyminiszter véleményének kikérésével – 2008. március 15-éig rendeletet alkot.

28. *Villamosenergia áremelkedés hatásának ellentételezése*

Előirányzat: 500,0 millió forint

Az előirányzat a villamosenergia liberalizáció miatti áremelkedésből származó kiadási többletet saját forrásból részben vagy egészben finanszírozni nem képes települési önkormányzatok támogatására szolgál. Igénylése 2008. évben az e törvény 6. számú melléklet 1. pontja szerinti feltételrendszer keretében történik. A támogatás a 6. számú melléklet 1.3.1.2. pontja szerint számított – de legfeljebb a működési forráshiánynak megfelelő – összegben jár. A támogatásról a pénzügyminiszter július 15-éig, illetve november 30-áig dönt és annak önkormányzatonkénti összegét a Magyar Közlönyben, illetve a Pénzügyminisztérium honlapján teszi közzé. A támogatás átutalására – a nettó finanszírozás keretében – a közzététel hónapjáig időarányosan járó támogatásra szólóan egy összegben, a további részre vonatkozóan havi ütemezésben kerül sor. A szeptember 30-áig benyújtott igénylés alapján megállapított támogatás átutalása a közzétételt követően, soron kívül történik.

Az igénybe vett támogatás elszámolása a villamosenergia szolgáltatóval (szolgáltatókkal) kötött szolgáltatási szerződés(ek)ből következő áremelkedés éves súlyozott átlagos mértéke miatti kiadásnövekmény alapján történik.

Kiegészítő szabály:

A központosított előirányzatok közül:

- az 1. pont szerinti lakossági közműfejlesztés támogatásánál,
- a 11. pont szerinti 2007. évi jövedelemdifferenciálódás mérséklésénél beszámítással érintett önkormányzatok támogatásánál,
- a 21. pont szerinti vizitdíj visszatérítésének támogatásánál,

amennyiben az 51. § (5) bekezdésben foglalt átcsoportosítási lehetőség már kimerült, a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól, valamint

- a 28. pont szerinti villamosenergia áremelkedés hatásának ellentételezése jogcímén rendelkezésre álló előirányzat túlléphető.

6. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások

1. Önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatása

Előirányzat: 12 500 millió forint

A működési forráshiányból és az önkormányzati kötelező feladatok alacsony szintű ellátási képességéből eredően az önhibájukon kívül hátrányos helyzetben levő települési önkormányzatok támogatást igényelhetnek az alábbi feltételek szerint.

E támogatást csak azok az önkormányzatok igényelhetik, amelyek a normatívan képződő forrásokon túl a saját források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képesek a kötelező önkormányzati feladatok ellátására.

Az önkormányzattól elvárható bevételek és az elismerhető kiadások számításához e törvény alapján a Pénzügyminisztérium részletes módszertani útmutatót (a továbbiakban: útmutató) készít, és arról – a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységein (a továbbiakban: Igazgatóság) keresztül – az önkormányzatokat tárgyév február 10-éig tájékoztatja.

1.1. Nem igényelhet támogatást ezen a címen az az önkormányzat, amely(nek):

1.1.1. lakosságszáma 1 000 fő alatti és körjegyzőséghez nem tartozik, illetve nem vállalja, hogy legkésőbb 2009. január 1-jei hatállyal körjegyzőséghez fog tartozni, kivéve, ha ez alól a közigazgatási hivatal felmentésével rendelkezik. E támogatás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A közigazgatási hivatal a felmentést megadja:

- ha az önkormányzat földrajzi helyzete nem teszi lehetővé, hogy az igazgatási feladatai ellátására körjegyzőséget alakítson, illetve ahhoz csatlakozzon,
- ha az önkormányzat az igazgatási feladatai ellátására már működő körjegyzőséghez kívánt csatlakozni, de a körjegyzőséghez tartozó önkormányzatok ezt nem tették számára lehetővé,

1.1.2. a polgármesteri hivatalon túl intézményt nem tart fenn, ide nem értve, ha külön jogszabályok szerint létrehozott társulás(ok)ban vesz részt,

1.1.3. az 1.2.1. és 1.2.2. pontokban meghatározott kapacitás-kihasználtsági feltételeknek nem felel meg, illetve azok teljesítését nem vállalja, kivéve, ha a közigazgatási hivatal felmentésével rendelkezik.

A közigazgatási hivatal a felmentést megadja:

- ha az önkormányzat földrajzi helyzete vagy a közlekedési viszonyok nem teszik lehetővé, hogy társuljon és ezáltal teljesítse az 1.2.1. és 1.2.2. pontokban meghatározott feltételeket,

- ha az önkormányzat az adott feladat ellátására már működő társuláshoz vagy más települési önkormányzat(ok) által ellátott feladathoz, fenntartott intézményhez kívánt csatlakozni, de a társulásban résztvevő, illetve a közös feladatellátáshoz felkért települési önkormányzatok ezt nem tették számára lehetővé,

1.1.4. helyi adó bevezetéséről nem döntött, és ilyen bevételt nem tervez és nem realizál,

1.1.5. a tárgyévi összes felhalmozási célú bevételein túl tervezi a felhalmozási célú kiadásait. Felhalmozási célú bevételként a felhalmozási célra kapott támogatás vagy támogatás értékű bevétel, az államháztartáson kívülről átvett pénzeszköz, az e törvény 3. számú mellékletének 7. pont szerinti jogcíme alapján a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzat feladataihoz történő hozzájárulás 100%-a, a magánszemélyek által befizetett építményadó és telekadó, valamint a luxusadó 20%-a, továbbá az önkormányzat döntése alapján a magánszemélyek kommunális adójának 100%-a, az önkormányzat felhalmozási és tőke jellegű bevételei, a pénzmaradvány felhalmozási célú része, a felhalmozási kiadások általános forgalmi adó tartalmának visszatérített összege, valamint a felhalmozási célra felvett hitel vehető figyelembe. Felhalmozási kiadás forrásaként figyelembe vehető továbbá az önkormányzat 2008. évi személyi jövedelemadó vagy normatív hozzájárulás bevételéből a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény (a továbbiakban: 2007. évi költségvetési törvény) 3. számú mellékletének 10. pont szerinti – a lakáshoz jutás feladatai – jogcímen az önkormányzatot megillető 2007. évi normatív hozzájárulás 100%-ával megegyező összeg is,

1.1.6. kötelező könyvvizsgálat esetén a tárgyévet megelőző évi zárszámadását a könyvvizsgáló elutasító záradékkal látta el,

1.1.7. működési forráshiányának az igénybejelentésben szerepeltetett összege nulla, vagy ennél kisebb érték.

1.2. Kapacitás-kihasználtsági feltételek:

Az önkormányzat által fenntartott óvoda és alapfokú oktatási intézmények intézményenként, ezen belül az általános iskolákban évfolyam-csoportonként számított kihasználtsága a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 3. számú melléklete I. Létszámhatárok cím alatti csoport, illetve osztály átlaglétszáma (a továbbiakban: elvárt csoport, illetve osztály átlaglétszám)

1.2.1. a 2007/2008. nevelési-, illetve tanévben érje el a 2007. évi költségvetési törvény 6. számú melléklete 1.2.2. pontjában 2007/2008. tanévre meghatározottakat.

1.2.2. a 2008/2009. nevelési-, illetve tanévben érje el:

a) a többcélú kistérségi társulás közoktatási feladatellátásában résztvevő önkormányzat esetében e törvény 8. számú mellékletének IV. pontja

szerinti többcélú kistérségi társulások támogatása jogcím igénybevételéhez vállalt, a Kiegészítő szabályok 2.1–2.2. pontjában meghatározottakat,

b) a többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében – a *c)* pont szerinti települések kivételével –

ba) óvodai csoport(ok)ban az első és második óvodai nevelési években, illetve alapfokú oktatási intézmények 1–2. és 5–6. évfolyamain (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt csoport, illetve osztály átlaglétszámának a 75%-át, és

bb) óvodai csoport(ok)ban a 3. óvodai nevelési évben, illetve alapfokú oktatási intézmények 3–4. és 7–8. évfolyamain együttesen

- a 3 000 fő, vagy az alatti lakosságszámú települések tekintetében az elvárt csoport, illetve osztály átlaglétszámának az 50%-át,
- a 3 000 fő feletti lakosságszámú települések tekintetében az elvárt csoport, illetve osztály átlaglétszámának a 70%-át.

c) A többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében tagintézményként működő alapfokú oktatási intézmény kihasználtsága érje el:

ca) az 5. és 6. évfolyamokon (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt osztály átlaglétszámának a 75%-át, és

cb) a 7–8. évfolyamokon a *bb)* pontban meghatározottakat.

Az 1.2.1. pont esetében a 2007. évi költségvetési törvény 6. számú melléklete 1.2.2. *b)* és *c)* pontjai, valamint a jelen melléklet 1.2.2. *b)* és *c)* pontjai szerinti számításnál a nemzeti és etnikai kisebbségek számára, továbbá a gyógypedagógiai nevelés, oktatás céljából létrehozott, szervezett csoport, illetve osztály létszámát figyelmen kívül kell hagyni. A sajátos nevelési igényű vagy beilleszkedési, tanulási, magatartási nehézségekkel küzdő gyermeket/tanulót, ha a többi gyermekkel/tanulóval együtt vesz részt az óvodai nevelésben, illetve az általános iskolai oktatásban, a Közokt. tv. 3. számú mellékletének II. 3. pontjára tekintettel kell figyelembe venni.

1.2.3. A támogatás teljes összegére jogosult az önkormányzat abban az esetben, ha a 2007/2008. nevelési, illetve tanévben nem felel meg az 1.2.1. pont szerinti feltételnek, de vállalja, hogy az 1.2.2. pont szerinti feltételeket a 2008/2009. nevelési, illetve tanévben teljesíti.

1.2.4. A támogatás időarányos, 8 havi részére jogosult az az önkormányzat, amely a 2007/2008. nevelési, illetve tanévben megfelel az 1.2.1. pont szerinti feltételnek, de a 2008/2009. nevelési, illetve tanévben nem vállalja, illetve nem teljesíti az 1.2.2. pont szerinti feltételeket.

1.3. A forráshiány összegének megállapításánál a kötelező önkormányzati feladatok – az Országos Egészségbiztosítási Pénztár által finanszírozott feladatok (a továbbiakban: OEP finanszírozási kör) nélküli – tárgyévet megelőző év tényleges működési kiadásait a tárgyévre vonatkozó költségvetési törvényből fakadó kötelezettséggel növelten lehet figyelembe venni. Az OEP finanszírozási kör tárgyévet megelőző év kiadása alatt a következő forrásokból teljesített kiadások értendők: egészségügyi működési célra

OEP-től és egyéb szervektől átvett pénzeszköz, a gyógyító-megelőző feladatellátás saját működési bevétele, az ilyen célú előző évi maradvány-felhasználás, valamint a fenntartó önkormányzattól származó 2007. évi működési célú támogatás (intézményfinanszírozás) összege, legfeljebb a 2005. évi tényleges működési célú támogatás erejéig.

1.3.1. A működési kiadás számításánál – az útmutató módszertana szerint – a tárgyévre vonatkozó költségvetési törvény alapján kialakításra került paramétereket lehet figyelembe venni. Ezen belül

1.3.1.1. a személyi juttatásoknál növekmény e támogatás megállapításánál nem vehető figyelembe,

1.3.1.2. a dologi kiadásoknál a tárgyévet megelőző év tényleges kiadása 2,4%-os növekménye, ezen túl a villamosenergia – az áramszolgáltatási szerződés(ek) alapján számított, egységár változásból fakadó áremelkedés éves súlyozott átlagos mértéke szerinti – kiadásnövekményének 4,8% feletti része vehető figyelembe. Ez utóbbi kiadásnövekmény támogatásának forrását az e törvény 5. számú melléklet 28. pont szerinti jogcím előirányzata biztosítja.

1.3.1.3. a köz- és magánszféra együttműködése (a továbbiakban: PPP) keretében megvalósult létesítmények esetében – ha a XI. Önkormányzati és Területfejlesztési Minisztérium fejezetből 2008. évben költségvetési támogatásban részesülnek – a működési kiadások körében – a szolgáltatási szerződés hatálya időszakában – kizárólag az önkormányzat által fizetendő szolgáltatási díjból az üzemeltetéshez kapcsolódó fizetési kötelezettség 25%-a vehető figyelembe. Az üzemeltetési célú hozzájárulás-rész arányát az önkormányzati szolgáltatási díjban és a költségvetési hozzájárulásban egyenlőnek kell tekinteni. Egyéb esetben a PPP keretei között megvalósult fejlesztéshez kapcsolódó működési kiadások nem vehetők számításba.

1.3.2. A személyi juttatások számításánál

1.3.2.1. a főállású polgármester, alpolgármester illetményét és a társadalmi megbízatású polgármester, alpolgármester havi tiszteletdíját

- azon települési önkormányzatnál, ahol a lakosságszám 350 fő vagy az alatti, a 2007. évben hatályos köztisztviselői illetményalap két és félszeresével megegyezően,
- azon települési önkormányzatnál, ahol a lakosságszám 351–750 fő közötti, a 2007. évben hatályos köztisztviselői illetményalap három és félszeresével megegyezően,
- a 750 fő feletti lakosságszámú település önkormányzata, vagy a 750 fő vagy az alatti főállású polgármestert foglalkoztató és 2008. január 1-jén legalább három községet magában foglaló körjegyzőségi székhelyként működő települési önkormányzat esetében a 2007. évben hatályos köztisztviselő illetményalappal a polgármesteri tisztség ellátásának egyes kérdéseiről és az

önkormányzati képviselők tiszteletdíjáról szóló 1994. évi LXIV. törvény (a továbbiakban: Pttv.) 3. és 4. §-a alapján számított minimum összegben

lehet figyelembe venni.

1.3.2.2. a polgármester, alpolgármester költségtérítése a Pttv. 18. §-a szerinti minimum összegben kerül figyelembevételre, legfeljebb a 2007. évben ténylegesen kifizetett költségtérítés összegének erejéig,

1.3.2.3. az önkormányzati képviselők tiszteletdíja a tárgyévben hatályos köztisztviselői illetményalap és a Pttv. 15. §-a szerinti minimum szorzószámok, és a költségtérítésük az útmutató módszertana szerint meghatározott összegben kerül figyelembevételre, legfeljebb a 2007. évben ténylegesen kifizetett tiszteletdíj és költségtérítés együttes összegének erejéig,

1.3.2.4. a nem rendszeres személyi juttatások számításánál legfeljebb az egy havi illetmény 25%-ának megfelelő jutalom összege kerül figyelembevételre.

1.3.3. A forráshiány számításánál az önkormányzat elvárható bevételeit – az OEP finanszírozási kör nélkül – az e törvényben meghatározott központi költségvetési kapcsolatokból származó működési célú forrásai, ideértve a 2007. évi költségvetési törvény 4. számú melléklete *B)* III. 8. pontja szerint a 2007. évi jövedelemdifferenciálódás mérséklésének elszámolásakor megmaradó összegből az önkormányzatot megillető összeget is, az intézményi működési bevételek, az önkormányzatok sajátos működési bevételei, a támogatásértékű működési bevételek és az államháztartáson kívülről átvett működési célú pénzeszközök, a működési célú kölcsönökből és értékpapírokból származó bevételek, továbbá a kötelezettségvállalás nélküli működési célú pénzmaradvány és a felhalmozási bevételből működésre tervezett összeg képezi. Amennyiben az intézményi működési és önkormányzati sajátos működési bevételeknek az útmutató módszertana szerint korrigált összege az előző évi teljesítéshez képest nem növekszik legalább a tárgyévre prognosztizált infláció mértékével, a különbözet csökkenti, valamint ha az önkormányzatok – előzőek szerint figyelembe vett – sajátos működési bevételein belül a tervezett iparűzési adó nem éri el a számított iparűzési adóerő-képességet, e különbözet szintén csökkenti a számított forráshiányt.

1.3.4. A forráshiány számítása során a támogatásértékű működési bevételek és kiadások, valamint az államháztartáson kívülről származó működési célú átvett és átadott pénzeszközök egyenlege az útmutató módszertana szerint számított növekménnyel együtt kerül figyelembevételre.

1.3.5. A tárgyévet megelőző évben e kiegészítő támogatásban nem részesült önkormányzatoknál csökkenti a számított forráshiányt az az összeg, amellyel a tárgyévet megelőző évben a települési önkormányzat felhalmozási kiadásai meghaladták a felhalmozási bevételeit.

1.3.6. A pénzmaradvány igazolt kötelezettségeken felüli összege csökkenti a számított forráshiányt. Az előző évi pénzmaradvány megállapítását és felhasználását tételesen be kell mutatni.

1.3.7. A kiegészítő támogatás összegét csökkenti:

1.3.7.1. az e törvény 3. számú mellékletének 16.6.1. és 16.6.2. pont szerinti, valamint a 16.6.1. pont szerinti jogcímnél figyelembe vett gyermekek, tanulók létszáma után – a 3. számú melléklet kiegészítő szabályainak 10. *a)* pontjában meghatározottak figyelembevételével – a 15. pont szerinti jogcímen szereplő normatív hozzájárulások kivételével számított tárgyévi normatív hozzájárulás és az átengedett személyi jövedelemadó, valamint az iparűzési adóerő-képesség együttes összegének 2%-a,

1.3.7.2. a központi költségvetési kapcsolatokból származó bevételek közül – az útmutató módszertana szerinti – szociális és gyerekjóléti alapszolgáltatáshoz és intézményi ellátáshoz, gyermekvédelmi ellátáshoz kapcsolódó és közoktatási célú normatív hozzájárulások 2008. évi előirányzatai és 2007. évi előirányzatai teljesített összegének negatív különbözete,

1.3.7.3. az elsőfokú építésügyi hatóságok kijelöléséről szóló jogszabály szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató nem körzetközpont települési önkormányzatoknál az építésügyi hatósági feladatokhoz kapcsolódó – az útmutató módszertana szerinti – forráshiány összege,

1.3.7.4. továbbá a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1. pontjában 2008. évre meghatározottak.

1.3.8. Az előző években felvett működési hitel tárgyévi visszafizetési kötelezettsége a számított forráshiánynak nem része.

1.3.9. Amennyiben az önkormányzat egy lakosra jutó tárgyévet megelőző évi teljesített működési kiadásainak összege a 2006. évi teljesített működési kiadások országos, településkategóriánkénti egy lakosra jutó – a helyi kötelező feladatok megjelenítését eredményező, útmutató módszertana szerinti korrekciókkal és a legalacsonyabb és legmagasabb működési kiadást teljesítő önkormányzatok 3%-a figyelmen kívül hagyásával – számított átlagának 110%-át meghaladja, illetve nem éri el annak 90%-át, akkor a forráshiány összege csökken, illetve nő. A számítást az OEP finanszírozási kör nélkül kell elvégezni. Egy adott önkormányzat szempontjából a településkategória átlaga az önkormányzat lakosságszáma alapján, a kategória intervallumának közepétől való elhelyezkedése figyelembevételével kerül – az útmutató módszertana szerint – meghatározásra. A számításnál a megyei önkormányzat feladatkörébe tartozó feladat ellátását végző intézményeket fenntartó városi önkormányzatok külön kategóriát alkotnak.

1.3.10. Az 1.3.9. pontban foglalt átlagtól való eltérés számításakor – legfeljebb az országos településkategória 100%-os mértékének megfelelő szintig – az önkormányzat 2007. évi kiadását csökkenti:

1.3.10.1. a közmunka és közhasznú foglalkoztatás erre a célra kapott támogatásértékű működési bevételt, az államháztartáson kívülről származó működési célú átvett pénzeszközt és működési bevételt meghaladó személyi kiadása és annak munkaadókat terhelő járuléka,

1.3.10.2. a határátkelőhelyek, kompok, révek fenntartásához kapcsolódó működési célú állami támogatáson és a tevékenységhez kapcsolódó működési bevételeken felüli kiadása,

1.3.10.3. továbbá a 2007. évi költségvetési törvény 6. számú melléklete 1.11.2. pontjában 2008. évre meghatározottak.

1.3.11. Az előző pontokban foglalt korrekciókkal számított támogatás nem lehet több az önkormányzat költségvetési rendeletében elfogadott működési célú hitel eredeti előirányzatának összegénél.

1.3.12. Amennyiben az előző pontokban foglalt korrekciókkal számított forráshiány összege az 50 000 forintot nem éri el, az önkormányzat részére 50 000 forint támogatás kerül megállapításra.

1.4. Az önkormányzatok igényüket a Pénzügyminisztériumhoz az Igazgatóságokon keresztül nyújthatják be 2 példányban. Az Igazgatóságokhoz való beérkezés időpontja április 20. és szeptember 30.

Az igénylést a következő dokumentumokkal együtt kell megküldeni (a tárgyév első félévére vonatkozó dokumentumok csak a második határidőre szükségesek):

- a tárgyévet megelőző év költségvetésének végrehajtásáról, pénzmaradványának megállapításáról és tételes felhasználásáról, a tárgyévi költségvetésről, és a tárgyévi első félévi beszámolóról szóló képviselő-testületi (közgyűlési) előterjesztés, rendelet, illetőleg határozat, könyvvizsgálói jelentés,
- a képviselő-testület (közgyűlés) nyilatkozata az 1.1.1–1.1.4., 1.1.6., valamint az 1.2. és 1.3.7.4. pontokban foglaltak igazolásáról, illetve vállalásáról.

A Pénzügyminisztérium ütemezésének megfelelően az Igazgatóságok az igénybenyújtásra vonatkozó határidőket követően – legkésőbb 30 napon belül – a rendelkezésre álló dokumentumok és a helyi ismereteik alapján rövid szöveges és számszaki elemzést készítenek a figyelembe vehető forráshiányról. Az igényléseket és azok mellékleteit önkormányzatonként egy példányban küldik meg a Pénzügyminisztérium részére.

Az igénylések döntés-előkészítése során – indokolt esetben – a Pénzügyminisztérium további információkat kérhet az önkormányzatoktól vagy az Igazgatóságtól.

1.5. A támogatásokról a pénzügyminiszter július 15-éig, illetve november 30-áig dönt. A támogatások önkormányzatonkénti összegét – évente két alkalommal – a Magyar Közlönyben, illetve a Pénzügyminisztérium honlapján kell közzé tenni.

1.6. Az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok a tárgyévben megillető kiegészítő állami támogatás összegének terhére – utólagos elszámolási kötelezettség mellett – finanszírozási előleget vehetnek igénybe. Az előleg igénylésére az önkormányzat elfogadott költségvetési rendelete alapján, annak elfogadási időpontjához igazodóan február 5-éig, illetve március 5-éig van lehetőség.

1.6.1. A jogosan igénybe vehető előleg összege:

- ha az előző évben is forráshiányos volt az önkormányzat, nem lehet több, mint a tárgyévet megelőző évben a részére folyósított kiegészítő támogatás összegének 70%-a,
- ha az előző évben ezen a címen nem részesült támogatásban az önkormányzat, nem haladhatja meg az elfogadott költségvetési rendeletében meghatározott működési célú hitel 50%-át.

1.6.2. Az előleg-igénylésre irányuló kérelmeket az Önkormányzati és Területfejlesztési Minisztériumnak címezve az Igazgatósághoz kell benyújtani. Az előleg átutalása az első hét hónap során havonta időarányosan, a nettó finanszírozás keretében történik a kiegészítő támogatás terhére.

1.6.3. Amennyiben az első alkalommal megállapított kiegészítő támogatás összege kisebb, mint az igényelt előleg, akkor a jogtalanul igénybe vett előleg különbözetet – az előleg folyósításától a támogatás folyósításának megkezdéséig számított, a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten – a nettó finanszírozásba tartozó források terhére kell elszámolni.

1.6.4. Az igénybe vett előlegről az önkormányzatok tárgyév május 31-éig mondhatnak le írásban. A lemondást az Önkormányzati és Területfejlesztési Minisztériumnak kell címezni, és az Igazgatósághoz kell benyújtani. Az előleg folyósításától a lemondás időpontjáig igénybe vett előleget a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten a nettó finanszírozás keretében kell elszámolni.

1.6.5. Amennyiben az önkormányzat április 20-áig nem igényel kiegészítő támogatást és az előlegről nem mondott le, akkor az igényelt előleg folyósítását az Igazgatóság értesítése alapján az Önkormányzati és Területfejlesztési Minisztérium május hónaptól megszünteti. A már jogtalanul igénybe vett előleg elszámolása az 1.6.3. pont alapján történik, azzal, hogy a kamatot az előleg folyósításától május 20-áig kell számítani.

1.7. Az első alkalommal megállapított támogatás átutalására – a nettó finanszírozás keretében – a közzététel hónapjáig időarányosan járó támogatásra szólóan – az előleggel korrigálva – egy összegben, a további részre vonatkozóan havi ütemezésben kerül sor. A szeptember 30-áig benyújtott igénylés alapján megállapított kiegészítő támogatás átutalása a közzétételt követően, soron kívül történik.

1.8. A támogatott önkormányzat a jóváhagyott támogatásról év végén az útmutató szerint elszámol. Az elszámolás során az önkormányzat bemutatja az igénybejelentés alapjául szolgáló feltételrendszer és a nyilatkozatában vállalt kötelezettségei teljesülését, valamint az 1.8.2–1.8.6. pontokban foglaltakat.

1.8.1. Amennyiben az elszámolás során az önkormányzat az 1.1.1–1.1.4. és 1.2. pontok szerinti valamely feltételt, illetve annak vállalását nem teljesíti, akkor a jogtalanul igénybe vett teljes támogatást köteles visszafizetni. Az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. §-a (2) bekezdésében foglaltak szerinti kamattal együtt.

1.8.2. Amennyiben az önkormányzat az 1.1.5. pont szerinti egyensúlyi feltételnek a teljesített bevételek és kiadások számbavétele alapján nem felel meg, akkor a teljesített felhalmozási bevételeket meghaladó felhalmozási kiadások összegével megegyező jogtalanul igénybe vett kiegészítő támogatást vissza kell fizetnie.

1.8.3. Amennyiben az önkormányzat tárgyévben teljesített működési célú intézményi bevételei és önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevételei együttesen meghaladják a támogatásnál e jogcímeken figyelembe vett működési bevételeket, akkor

- a figyelembe vett működési célú intézményi bevétel 20%-át meghaladó többletbevétel 20%-ának összegével, és
- az önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevétel 10%-át meghaladó többletbevétel összegével

megegyező támogatást a központi költségvetés javára vissza kell fizetnie.

1.8.4. Az elszámolás során visszafizetendő a központi költségvetés javára a kiegészítő támogatásnál figyelembe nem vett normatív hozzájárulás és az iparűzési adóerő-képességhez kapcsolódó jövedelemkülönbség mérséklését szolgáló támogatás évközi és év végi pótlólagos igénylésének évközi és év végi visszafizetési kötelezettséget meghaladó összegével megegyező – az útmutató *módszertana szerinti – támogatás*, a kötelező feladat-ellátási körben eddig el nem látott új feladathoz kapcsolódó normatív hozzájárulás kivételével.

1.8.4.1. Nem kell visszafizetni a vállalkozói önrevízió miatt keletkezett és 2007. évi visszafizetéssel teljesített iparűzési adóerő-képességhez kapcsolódó támogatás – útmutató módszertana szerint számított – összegét.

1.8.5. Az elszámolás során visszafizetendő az 1 500 fő vagy az alatti lakosságszámú önkormányzat esetében a többcélú kistérségi társulások támogatása keretében ösztönzött feladatokhoz, intézmény(ek)hez kapcsolódó forráshiány – útmutató módszertana szerint számított – időarányos összege, amennyiben az önkormányzat a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1.2. pontjában foglaltakat nem teljesítette, kivéve, ha ez a támogatás megállapításánál már figyelembevételre került.

1.8.6. Az 1.8.2–1.8.5. pontokban foglalt visszafizetési kötelezettség együttes összege nem haladhatja meg az e jogcímen kapott kiegészítő támogatás összegét. A jogtalan igénybevételt az Áht. 64/B. §-ának (2) bekezdésében foglalt kamatfizetési kötelezettség terheli. A jogtalan igénybevétel kezdő napja 2008. év december 31.

1.8.7. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2007. január 1-jei állapot szerint, az 1.3.9. pont szerinti számításnál a települési önkormányzatok közigazgatási státuszát a 2007. december 31-ei állapot szerint kell figyelembe venni. Amennyiben az önkormányzat lakosságszáma 2007. január 1-jén 1000 fő vagy az alatti, de 2008. január 1-jén 1000 fő feletti, akkor az 1.1.1. pont vonatkozásában a 2008. január 1-jei állapot az irányadó.

1.9. A pénzügyminiszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

1.10. Az előirányzat teljesülése külön szabályozás nélkül is eltérhet az előirányzattól, amennyiben a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet átcsoportosítási szabályaira vonatkozó rendelkezések – e törvény 16. § (2) bekezdése és 51. § (5) bekezdése – lehetőségei kimerültek.

1.11. A 2009. évtől történő igénylésre vonatkozó egyes szabályok

1.11.1. A kiegészítő támogatás összegét csökkenti:

1.11.1.1. a tárgyévet megelőző év kötelezettségvállalással terhelt működési pénzmaradványa működésre történő felhasználásának – az útmutató módszertana szerint számított – összege,

1.11.1.2. a tárgyévet megelőző év január 1-jei és december 31-ei értékpapír és egyéb pénzügyi eszközök állománya csökkenéséből – az útmutató módszertana szerint számított – működési célra fordított összeg.

1.11.2. A jelen melléklet 1.3.9. pontja szerinti átlagtól való eltérés számításakor – legfeljebb az országos településkategória 100%-os mértékének megfelelő szintig – az önkormányzat előző évi kiadását csökkenti az 1.11.1.1. és 1.11.1.2. pontban meghatározott összeg.

2. Állami támogatás a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, az adósságrendezés alatt működési célra igényelhető támogatásra, valamint a pénzügyi gondnok díjára

Előirányzat: 100 millió forint

2.1. Visszterhes kamattámogatás iránti kérelmet nyújthat be az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvényben szabályozott eljárás keretében az egyezséget pénzintézeti hitellel teremtette meg. A támogatás feltételeit az önkormányzati és területfejlesztési miniszter és a támogatott önkormányzat közötti megállapodásban kell rögzíteni.

2.2. Az adósságrendezés megindítását követően, az adósságrendezési eljárás időtartama alatt a forráshiányból eredő jelentős ellátóképesség-csökkenés és az e törvény 6. számú mellékletének 1. pontjában foglalt feltételek fennállása esetén a helyi önkormányzat támogatást igényelhet. E támogatást csak az a helyi önkormányzat igényelheti, amely a források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képes a válságköltségvetésben vagy a működési válságtervben foglalt feladatok ellátására. Amennyiben az önkormányzat adott költségvetési évben az e törvény 6. számú mellékletének 1. pontjában szabályozott támogatásban már részesült, úgy e jogcímen támogatást nem igényelhet.

2.3. A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához állami támogatás vehető igénybe.

A pénzügyi gondnokok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – az Önkormányzati és Területfejlesztési Minisztérium intézkedik a

helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvény végrehajtásának egyes kérdéseiről szóló 95/1996. (VII. 4.) Korm. rendelet 9. §-a alapján.

A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3 000 ezer forint.

3. A működésképtelen helyi önkormányzatok egyéb támogatása

Előirányzat: 1 400 millió forint

Azoknak a települési önkormányzatoknak, amelyek működőképessége az 1. pont alapján igénybe vehető támogatások mellett nem biztosítható, továbbá a megyei önkormányzatoknak az önkormányzati és területfejlesztési miniszter visszatérítendő, vagy vissza nem térítendő támogatást adhat, melyet célhoz, feladathoz is köthet. A támogatás az 1. pont szerinti támogatással el nem ismert, az önkormányzatok kötelező feladataival összefüggő működési kiadásokhoz igényelhető. Az igényelhető támogatás összege nem haladhatja meg az önkormányzat költségvetési rendeletében elfogadott működési célú éven belüli hitelek összegének 1. pont szerinti támogatással csökkentett összegét. A támogatás megítélésénél kiemelten figyelembevételre kerül a működési célra igénybe vett hitel nagysága.

Nem lehet támogatást igényelni a gazdaságtalan feladatszervezésből, a működési kiadások elismerhetőnél nagyobb mértékéből adódó működési hiány finanszírozásához. Így – többek között – nem támogatható:

- a feladatellátáshoz képest kiugró létszám és személyi juttatás,
- külön is a képviselő-testület/közgyűlés, illetve az önkormányzati hivatal személyi és dologi jellegű kiadásainak indokolatlan mértéke, valamint
- az önként vállalt feladatok és/vagy az ezekhez kapcsolódó átadott pénzeszközök és a támogatásértékű kiadások.

A támogatás igényléséhez és felhasználásához az Önkormányzati és Területfejlesztési Minisztérium tárgyév február 10-éig részletes útmutatót készít, és arról – az Igazgatóságokon keresztül – a helyi önkormányzatokat tájékoztatja.

Az önkormányzati és területfejlesztési miniszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

7. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatok színházi támogatása

A helyi önkormányzatok színházi támogatási előirányzata összesen 11 010,0 millió forint.
Ebből:

a) Kőszínházak működtetési hozzájárulása

ELŐIRÁNYZAT: 9 679,7 millió forint

Költségvetési szervként állandó, vagy alkalmi társulattal új produkciókat létrehozó, folyamatosan játszó kőszínházat fenntartó, vagy ilyen színházat 2007. július 1-je előtt alapított közhasznú társaság vagy azt követően nonprofit gazdasági társaság tagjaként tulajdonló, azt költségvetési rendeletében külön címrend alatt támogató helyi önkormányzatokat működtetési hozzájárulás illeti meg az alábbiak szerint:

Millió forint

Helyi önkormányzatok	Működtetési hozzájárulás
Békés Megyei Önkormányzat (Jókai Színház)	272,9
Budaörs Város Önkormányzata (Budaörsi Játékszín)	59,9
Budapest Fővárosi Önkormányzat (Bp. Bábszínház, Fővárosi Operettszínház, József Attila Színház Kht., Katona József Színház, Kolibri Színház, Madách Színház Kht., Mikroszkóp Színpad Kht., Radnóti Miklós Színház, Thália Színház Kht., Trafó Kht., Új Színház Kht., Vidám Színpad Kht., Vígszínház)	3 713,7
Budapest Főváros V. Kerületi Önkormányzata (Komédium Színház Kht.)	28,8
Budapest Főváros VIII. Kerületi Önkormányzata (Bárka Színház Kht.)	200,4
Budapest Főváros IX. Kerületi Önkormányzata (Az FMK Pinceszínháza)	43,5
Debrecen Megyei Jogú Város Önkormányzata (Csokonai Színház)	460,1
Dunaújváros Megyei Jogú Város Önkormányzata (Bartók Kamaraszínház és Művészetek Háza)	101,1
Győr Megyei Jogú Város Önkormányzata (Nemzeti Színház, Győri Balett)	554,4
Heves Megyei Önkormányzat (Gárdonyi Géza Színház)	261,8
Kaposvár Megyei Jogú Város Önkormányzata (Csiky Gergely Színház)	299,8
Kecskemét Megyei Jogú Város Önkormányzata (Katona József Színház)	262,8
Miskolc Megyei Jogú Város Önkormányzata (Nemzeti Színház)	434,0
Pécs Megyei Jogú Város Önkormányzata (Nemzeti Színház, Harmadik Színház)	424,2

Helyi önkormányzatok	Működtetési hozzájárulás
Sopron Megyei Jogú Város Önkormányzata (A Pro Kultúra Sopron Kht. Petőfi Színháza)	254,6
Szabolcs-Szatmár-Bereg Megyei Önkormányzat (Móricz Zsigmond Színház)	262,7
Szeged Megyei Jogú Város Önkormányzata (Nemzeti Színház)	590,7
Székesfehérvár Megyei Jogú Város Önkormányzata (Vörösmarty Színház)	294,0
Szolnok Megyei Jogú Város Önkormányzata (Szigligeti Színház)	317,6
Szombathely Megyei Jogú Város Önkormányzata (Weöres Sándor Színház)	100,0
Tatabánya Megyei Jogú Város Önkormányzata (Jászai Mari Színház)	155,5
Tolna Megyei Önkormányzat (Deutsche Bühne Ungarn)*	69,8
Veszprém Megyei Önkormányzat (Petőfi Színház)	260,8
Zalaegerszeg Megyei Jogú Város Önkormányzata (Hevesi Sándor Színház)	256,6
Összesen:	*9 679,7*

Abban az esetben is jár a hozzájárulás, ha a helyi önkormányzat 2008. év közben az előző táblázatban szereplő, működtetési hozzájárulásban részesülő kőszínházát működtető költségvetési szervet, közhasznú társaságot, vagy non-profit gazdasági társaságot megszünteti és ezeket – közszolgáltatási szerződés alapján – közhasznú szervezet, vagy gazdasági társaság működteti tovább, de tevékenységét az önkormányzat hozzájárulással támogatja.

b) Bábszínházak működtetési hozzájárulása

ELŐIRÁNYZAT: 387,3 millió forint

Költségvetési szervként állandó, vagy alkalmi társulattal új produkciókat létrehozó, folyamatosan játszó bábszínházat fenntartó, vagy ilyen színházat 2007. július 1-je előtt alapított közhasznú társaság vagy azt követően nonprofit gazdasági társaság tagjaként tulajdonló, azt költségvetési rendeletében külön címrend alatt támogató helyi önkormányzatokat működtetési hozzájárulás illeti meg az alábbiak szerint:

Millió forint

Helyi önkormányzatok	Működtetési hozzájárulás
Békés Megyei Önkormányzat (Napsugár Bábszínház)	25,3
Debrecen Megyei Jogú Város Önkormányzata (Vojtina Bábszínház)	55,0

* Amennyiben a Tolna Megyei Önkormányzat fenntartásában működő Deutsche Bühne a Németek Magyarországi Országos Önkormányzata fenntartásába kerül át, úgy a támogatási előirányzat időarányos része átcsoportosul az I. Országgyűlés fejezet 16. Országos kisebbségi önkormányzatok támogatása cím 4. Németek Magyarországi Országos Önkormányzata alcím előirányzatba.

Helyi önkormányzatok	Működtetési hozzájárulás
Győr Megyei Jogú Város Önkormányzata (Vaskakas Bábszínház)	35,8
Heves Megyei Önkormányzat (Harlekin Bábszínház)	31,4
Kecskemét Megyei Jogú Város Önkormányzata (Ciróka Bábszínház)	42,2
Miskolc Megyei Jogú Város Önkormányzata (Csodamalom Bábszínház)	33,1
Pécs Megyei Jogú Város Önkormányzata (Bóbita Bábszínház)	27,4
Szeged Megyei Jogú Város Önkormányzata (Kövér Béla Bábszínház)	25,5
Vas Megyei Önkormányzat (Mesebolt Bábszínház)	35,0
Veszprém Megyei Önkormányzat (Kabóca Bábszínház)	31,9
Zala Megyei Önkormányzat (Griff Bábszínház)	44,7
Összesen:	*387,3*

c) Színházak pályázati támogatása

ELŐIRÁNYZAT: 943,0 millió forint

E támogatást az Oktatási és Kulturális Minisztérium pályázati felhívása alapján a helyi önkormányzatok által fenntartott – az *a)* és *b)* pontban nem szereplő – színházak, illetve az általuk támogatott szabadtéri színpadok, nemzetiségi színházak, valamint színházi vállalkozások és alternatív műhelyek igényelhetik. Az e célra felosztható támogatási összeg megoszlása a következő:

Millió forint

Színházak pályázati támogatása	
Szabadtéri színházak	290,0
Nemzetiségi színházak**	102,0
Független színházi műhelyek, kiemelt független színházi műhelyek, vállalkozói színházak	269,0
Független tánc- és mozgásszínházi műhelyek, kiemelt független tánc- és mozgásszínházi műhelyek	145,0
Független színházi és táncszínházi társulatokat befogadó műhelyek	137,0
Összesen:	943,0

Az elosztásról – az oktatási és kulturális miniszter által kiírt pályázat alapján – kuratórium dönt. A támogatás az önkormányzatot illeti meg.

** Amennyiben nemzetiségi színházak az érintett országos kisebbségi önkormányzatok fenntartásába kerülnek át, úgy a támogatás időarányos része az érintett országos kisebbségi önkormányzatot illeti meg oly módon, hogy azt a helyi önkormányzat átadja a részére.

8. számú melléklet a 2007. évi CLXIX. törvényhez

A helyi önkormányzatok normatív, kötött felhasználású támogatásai

I. KIEGÉSZÍTŐ TÁMOGATÁS EGYES KÖZOKTATÁSI FELADATOKHOZ

1. Pedagógus szakvizsga, továbbképzés, emelt szintű érettségi vizsgáztatásra való felkészülés támogatása

ELŐIRÁNYZAT: 1 671,0 millió forint

FAJLAGOS ÖSSZEG: 11 700 forint/fő/év

A támogatást a helyi önkormányzatok igényelhetik a pedagógus szakvizsga és továbbképzés megszervezéséhez, a középiskolai pedagógusok felkészítéséhez a kétszintű érettségiztetéshez. Az igényjogosultság alapja a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 20–21. §-ában és a 122. §-ának (3) bekezdésében felsorolt típusú intézményekben, pedagógus-munkakörben, illetve a Közokt. tv. 22. §-ában felsorolt intézményekben pedagógiai szakértő vagy pedagógiai előadó munkakörben foglalkoztatottak 2007/2008. tanévi nyitó (október 1-jei), és a 2008/2009. tanévi nyitó közoktatási statisztikai tényleges, illetve becsült, teljes munkaidőre átszámított (időarányosan 8/12-ed és 4/12-ed létszáma figyelembevételével számított) átlaglétszáma. Az így megállapított létszám nem haladhatja meg a fenntartó által engedélyezett pedagógus, pedagógiai szakértő, illetve pedagógiai előadó álláshelyek számát.

A támogatás a pedagógus-továbbképzésről, a pedagógus-szakvizsgáról, valamint a továbbképzésben részt vevők juttatásairól és kedvezményeiről szóló 277/1997. (XII. 22.) Korm. rendelet előírásainak megfelelően használható fel.

2. A fővárosi és megyei közalapítványok szakmai tevékenysége

ELŐIRÁNYZAT: 1 000,0 millió forint

Az előirányzat a megyei (fővárosi) önkormányzatokat illeti meg a megye (főváros) területén működő helyi önkormányzatok számára az e törvény 3. számú mellékletében a 15–17. jogcímeken biztosított normatív hozzájárulási főösszeg eredeti előirányzata arányában.

A támogatás a megyei fejlesztési tervvel összefüggő szakmai fejlesztési, működtetési, üzemeltetési célokra, a pedagógusok állandó helyettesítési rendszerének működtetésével kapcsolatos feladatokra fordítható.

A közalapítványnak az éves támogatási összeg felhasználására vonatkozóan feladat- és ehhez kapcsolódó pénzügyi tervet kell készítenie, amely az elszámolás alapja.

A közalapítvány működtetését más (saját) forrásokból kell biztosítani, erre a célra a támogatás nem fordítható. A kitűzött feladatok lebonyolításához (pályázati kiírás, kiértékelés, a támogatás folyósítása és egyéb szervezési feladatok) a rendelkezésre álló együttes összeg maximum 1%-a használható fel.

A közalapítványnak a megyei (fővárosi) önkormányzat részére a támogatás felhasználását dokumentálni kell.

3. Pedagógiai szakszolgálat

ELŐIRÁNYZAT: 4 241,2 millió forint

FAJLAGOS ÖSSZEG: 1 020 000 forint/fő/év

A támogatást a pedagógiai szakszolgálatot fenntartó helyi önkormányzat igényelheti a pedagógiai szakszolgáltató intézményeiben – az e törvény 3. számú mellékletének 16.2.1. pontja alá tartozó óvodai nevelés, iskolai oktatás keretében végzett konduktív feladatokat, továbbá előbbi intézményekben a 16.2.2. és 16.2.3. pont alá tartozó korai fejlesztési, gondozási feladatokat ellátók kivételével – közalkalmazotti jogviszonyban, pedagógus és szakmai munkát segítő munkakörben foglalkoztatottak 2007/2008. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve 2008/2009. tanévi nyitó közoktatási statisztikai becsült, teljes munkaidőre átszámított létszáma alapján, ha a pedagógiai szakszolgálatot a Közokt. tv. 33. §-ának (4)–(5) bekezdésében és 34. §-ában, valamint a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet 1. §-ának (3) bekezdésében és 3/A. §-ában foglaltak szerint szervezik meg.

Kiegészítő pénzellátási és elszámolási szabályok:

1. A 2. pontban meghatározott támogatás folyósítása négy egyenlő részletben, január 25-éig, április 25-éig, július 25-éig, illetve október 25-éig történik.

2. A tárgyévi támogatással történő elszámolást az ezzel összefüggő gazdasági eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, egyéb okirattal kell alátámasztani.

3. Az 1–3. pont szerint igénybe vett támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, a költségvetési évben e jogcímen vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. A támogatás teljes összegével 2008. december 31-ei zárónappal kell elszámolni, és az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a vonatkozó eljárási rend szerint.

4. Az 1–3. pont alapján a támogatások következő évre áthúzódó kötelezettségvállalással terhelt maradványai a 2008/2009. tanév végéig használhatók fel jogszerűen, a 2009. évi zárszámadás keretében történő elszámolási kötelezettséggel. A 2008/2009. tanév végét követően 2009. augusztus 31-éig dokumentálni kell a teljes támogatási időszakra vonatkozóan az előirányzatok felhasználását.

5. Az I. 1. és a 3. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó is, amely a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

II. KIEGÉSZÍTŐ TÁMOGATÁS EGYES SZOCIÁLIS FELADATOKHOZ

1. Egyes jövedelempótló támogatások kiegészítése

ELŐIRÁNYZAT: 87 759,0 millió forint

A támogatás a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján rendszeres szociális segélyben, időskorúak járadékában, a Szoctv. 41. §-ának (1) bekezdésében szabályozott ápolási díjban, a Szoctv. 55/A. §-a (1) bekezdésének *b)* pontja alapján adósságcsökkentési támogatásban, az adósságkezelési szolgáltatáshoz kapcsolódó, a Szoctv. 38. §-ának (5) bekezdésében meghatározott lakásfenntartási támogatásban és a Szoctv. 38. §-ának (2) bekezdésében szabályozott lakásfenntartási támogatásban részesülő személyek számára, valamint a Szoctv. 41. §-ának (1) bekezdésében szabályozott ápolási díj után járó nyugdíjbiztosítási járulékra kifizetett összegek, a Szoctv. 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei és a közcélú munka keretében foglalkoztatottak részére megállapított rendszeres szociális segély 90%-ának, valamint a Szoctv. 43/A. §-ának (1) bekezdése szerinti emelt összegű ápolási díjra való jogosultság megállapítását megalapozó szakértői vélemény díjának, valamint a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg fedezetére szolgál. Az előirányzat igénybevétele az önkormányzatok által havonta kifizetett összegek, közcélú munkavégzés esetén a közcélú munkát végző személyt megillető segély 90%-a alapján, a hajléktalan személyek rendszeres szociális segélye és az időskorúak járadéka, a bentlakásos szociális intézményben lakó és időskorúak járadékában részesülő személyek, valamint a kamattámogatásban részesülők esetében a részükre kifizetett ellátások 100%-a alapján történik. Az előirányzatból szakértői vizsgálatonként a Szoctv. 43/A. §-ának (5) bekezdésében meghatározott szakértői díj vehető igénybe. Közcélú munka keretében történő foglalkoztatásra csak az esetben igényelhető ezen előirányzat terhére támogatás, ha az önkormányzat felhasználta a közcélú munka támogatása címén megillető előirányzatát.

Megilleti továbbá a támogatás az önkormányzatokat az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a 93/2005. (V. 21.) Korm. rendelet alapján, az 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelhetik.

2. Önkormányzat által szervezett közfoglalkoztatás támogatása

ELŐIRÁNYZAT: 15 073,7 millió forint

A támogatást a települési önkormányzat az általa – a Szoctv. 37/H. §-a (2) bekezdésének megfelelően – szervezett közcélú munka keretében foglalkoztatottak után igényelheti. A támogatás a közcélú foglalkoztatással kapcsolatos személyi, dologi, szervezési kiadásokra

fordítható. A támogatás összege foglalkoztatottanként 3 900 forint mindazokra a napokra, amelyekre a munkaadót a foglalkoztatással kapcsolatban kifizetési kötelezettség terheli.

A támogatás településenkénti éves keretösszege 500 000 forint alapösszegből, valamint a rendszeres szociális segélyben részesültek és a közcélú munka keretében foglalkoztatottak száma alapján számított kiegészítő összegből áll a következők szerint:

T = 500 000 + (RSZ + KC * 9,4) * 36 499 (forint)

ahol

T	=	a települési önkormányzatnak közcélú foglalkoztatásra járó támogatása,
RSZ	=	a települési önkormányzat által rendszeres szociális segélyben részesültek 2007. március, június és szeptember havi létszámadatainak átlaga,
KC	=	a települési önkormányzat által közcélú munkával foglalkoztatottak 2007. március, június és szeptember havi létszámadatainak átlaga,
9,4	=	a rendszeres szociális segélyezettek 2007. március, június és szeptember havi országos adataiból számított létszámának a közcélú munkával foglalkoztatottak 2007. március, június és szeptember havi országos adataiból számított létszámához viszonyított arányszáma,
36 499	=	a települési önkormányzat fentiek szerinti (számított) létszámára jutó fajlagos támogatás.

Az I. félévi felhasználás figyelembevételével 2008. augusztus 1-jével új előirányzat kerül megállapításra.

Azon önkormányzatoknál, ahol az első félévi felhasználás nem éri el a támogatás éves összegének időarányos részét, az új előirányzatként megállapításra kerülő összeg a támogatás éves összegének az időarányosan fel nem használt támogatás kétszeresével csökkentett összege, amely azonban nem lehet kevesebb, mint a módosított előirányzat megállapításának időpontjáig felhasznált összeg.

Az eredeti előirányzatokhoz képest történt előirányzat-csökkentések országos szinten összesített összege a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet költségvetésében tartalékot képez, amelyből a települési önkormányzatok közcélú foglalkoztatás céljára többlettámogatást igényelhetnek. A többlettámogatás igénylési szabályait a Kormány állapítja meg 2008. március 31-éig.

Az önkormányzatot így megillető új előirányzat éves felhasználásának elszámolása a tárgyévben e jogcímen felmerült kiadások, valamint az egyes pénzbeli szociális ellátások elszámolásának szabályairól szóló 62/2006. (III. 27.) Korm. rendelet szerinti havi visszaigénylések alapján történik.

3. Szociális továbbképzés és szakvizsga támogatása

ELŐIRÁNYZAT: 338,9 millió forint

FAJLAGOS ÖSSZEG: 9 400 forint/fő

A támogatást azok a helyi önkormányzatok, többcélú kistérségi társulások igényelhetik a szociális továbbképzés és szakvizsga megszervezéséhez, amelyek szociális, gyermekjóléti, gyermekvédelmi ellátást nyújtó intézményt vagy szolgáltatást tartanak fenn. Az igényjogosultság alapja a Szoctv. 92/D. §-ának (1) bekezdésében felsorolt munkakörben személyes gondoskodást végző és a személyes gondoskodást végző személyek továbbképzéséről és a szociális szakvizsgáról szóló 9/2000. (VIII. 4.) SZCSM rendelet szerint

továbbképzésre kötelezett személyek 2007. szeptember 1-jei állapotnak megfelelő statisztikai állományi létszáma. A támogatás a továbbképzésen való részvétel költségeire (részvételi díj, utazási-szállási költség), a továbbképzésen résztvevő helyettesítésével kapcsolatos kiadásokra, a továbbképzési kötelezettségének eleget tett személy jutalmazására, a szakvizsga és az erre felkészítő tanfolyamon való részvétel költségeire fordítható.

A támogatás felhasználásáról éves elszámolást kell készíteni, amelyet a tevékenységgel összefüggő eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, a továbbképzésről és a szakvizsgáról kiadott igazolással, tanúsítvánnyal, bizonyítvánnyal, oklevéllel, egyéb okirattal kell alátámasztani.

Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a központi költségvetési kapcsolatokat érintő elszámolási szabályok szerint és eljárási rendben. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2009. július 31-éig használható fel jogszerűen, a 2009. évi zárszámadás keretében történő elszámolási kötelezettséggel. A támogatás folyósítása negyedévenként, a tárgynegyedév második hónapjának 25-éig történik.

III. HELYI ÖNKORMÁNYZATI HIVATÁSOS TŰZOLTÓSÁGOK TÁMOGATÁSA

ELŐIRÁNYZAT: 35 419,4 millió forint

A támogatás a hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a következő normatívák alapján vehető igénybe.

1. A hivatásos önkormányzati tűzoltóság állományának személyi juttatásaihoz:

a) A készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 3 920 172 forint/fő

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a hivatásos önkormányzati tűzoltóságok készenlétben tartandó legkisebb gépjármű és technikai eszköz állományáról, valamint a hivatásos önkormányzati tűzoltóságok központilag finanszírozott létszámáról szóló 32/2007. (X. 25.) ÖTM rendelet [a továbbiakban: 32/2007. (X. 25.) ÖTM rendelet] 2. mellékletének 2008. évi létszám összesen rovat adata szerint. A normatíva a fegyveres szervek hivatásos állományú tagjainak szolgálati viszonyáról szóló 1996. évi XLIII. törvény (a továbbiakban: Hszt.) illetményrendszerének megfelelő illetményt tartalmazza.

b) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 5 122 775 forint/fő

A támogatást a készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 32/2007. (X. 25.) ÖTM rendelet 2. mellékletének 2008. évi létszám összesen rovat adata szerint. A normatíva a Hszt. illetményrendszerének megfelelő illetményt tartalmazza.

c) Illetménykiegészítéshez

FAJLAGOS ÖSSZEG: 91 000 forint/fő

A támogatást a Fővárosi Önkormányzat veheti igénybe az 1. *a)* pontban meghatározotton túl a Hszt. 103. §-a (2) bekezdésének *c)* és (3) bekezdésének *b)* pontja, valamint a Hszt. végrehajtásáról szóló 140/1996. (VIII. 31.) Korm. rendelet és a belügyminiszter irányítása alatt álló fegyveres szervek hivatásos állományú tagjai illetményének és egyéb juttatásainak megállapításáról, valamint a folyósítás szabályairól szóló 20/1997. (III. 19.) BM rendelet alapján – a fővárosi tűzoltó-parancsnokság megyei illetékességű középirányító tevékenységet ellátó hivatásos állományú tagjai illetménykiegészítéséhez – a 32/2007. (X. 25.) ÖTM rendelet 2. mellékletének 2008. évi létszám összesen rovat adatában – Budapest részére – meghatározott létszám szerint.

2. A hivatásos önkormányzati tűzoltóság dologi kiadásainak támogatása az alábbi normatívákkal vehető igénybe:

a) A tűzoltólaktanyák üzemeltetéséhez, fenntartásához és intézményi kiadásaihoz

FAJLAGOS ÖSSZEG: 4 717 forint/m^2

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a telekkönyvi nyilvántartásban, illetve a használatbavételi engedélyben szereplő fűtéssel és világítással együttesen ellátott tűzoltólaktanya és kiegészítő létesítmény nettó alapterülete, továbbá az ilyen célra igénybe vett – fűtéssel és világítással együttesen ellátott – nettó alapterület szerint.

b) A tűzoltó járművek üzemeltetéséhez, karbantartásához

FAJLAGOS ÖSSZEG: 115 forint/km

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 32/2007. (X. 25.) ÖTM rendelet 1. mellékletében meghatározott és üzemeltetett tűzoltó járművek és technikai eszközök előző 3 évben (2004–2006. évek) futott és pótlékolt kilométereinek három éves átlaga összegével tervezett futásteljesítmény alapján. A számításnál nem vehető figyelembe a tűzoltás-vezetői gépjármű és a tűzoltó motorcsónak által futott kilométerek száma, továbbá a térítéses munkák kilométerei.

c) Az egyedi tűzoltó járművek és különleges szerek kötelező évi rendszeres felülvizsgálatához és műszaki vizsgájához

FAJLAGOS ÖSSZEG: 500 000 forint/db

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe a 32/2007. (X. 25.) ÖTM rendelet 1. mellékletében meghatározott működő, különleges szerek és egyedi eszközök száma alapján (habbal oltó gépjármű, porral oltó gépjármű, magasból mentő, műszaki mentőszer, gyorsbeavatkozó, daru, konténer szállító gépjármű, műszaki konténer, vegyi konténer, speciális konténer, oltóanyag konténer, speciális konténerszállító gépjármű, por-hab kombinált oltójármű, speciális erdőtüzes gépjármű, tűzoltóhajó, generátor szer, ugrópárna, búvárszer, tömlőszállító, légzőbázis, kamera, tűzoltó-csoport jármű, tűzoltásvezetői gépjármű, tűzoltó motorcsónak).

d) Központi riasztási rendszer üzemeltetéséhez

FAJLAGOS ÖSSZEG: 57 800 000 forint

A támogatást a Fővárosi Tűzoltó-parancsnokságot fenntartó Fővárosi Önkormányzat veheti igénybe, a fővárosi kerületi tűzoltó-parancsnokságok riasztásra létesített központi riasztási rendszer üzemeltetéséhez.

e) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltó-parancsnokság intézményi, létesítmény-üzemeltetési kiadásaihoz

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást a készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe a 32/2007. (X. 25.) ÖTM rendelet 2. mellékletének „A készenléti jellegű szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságok 2008. évi létszám összesen" rovat adata szerint.

A hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a fenti normatívákkal juttatott állami támogatás összege együttesen szolgál a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez.

A támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján – a hivatásos önkormányzati tűzoltóság működési és fenntartási kiadásai 2008. évi állami támogatása mutatószám felméréséről szóló adatlap kitöltéséhez készített Kitöltési Útmutató, továbbá a 32/2007. (X. 25.) ÖTM rendelet 2. melléklete szerint – a költségvetési évben vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. Az elszámolásnál nem vehetők figyelembe a vállalkozási vagy kiegészítő tevékenység keretében, térítési díj ellenében végzett munkák bevételei és kiadásai. Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2009. június 30-áig használható fel.

IV. A TÖBBCÉLÚ KISTÉRSÉGI TÁRSULÁSOK TÁMOGATÁSA

ELŐIRÁNYZAT: 28 095,8 millió forint

1. A támogatás igénylésének általános feltételei

1.1. E fejezet szerinti támogatásokat azok a többcélú kistérségi társulások igényelhetik, amelyek:

1.1.1. legalább három közszolgáltatási feladatot ellátnak, melyek közül:

a) egy feladat a közoktatási intézményi és szakszolgálati,

b) második feladatként a szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, illetve egészségügyi feladatok közül legalább egy feladat,

c) további egy feladat, amennyiben a többcélú kistérségi társulás a *b)* pont szerinti feladatok közül csak egyet vállalt, amely a települési önkormányzatok többcélú

kistérségi társulásáról szóló 2004. CVII. törvény (a továbbiakban: Tkt. tv.) 2. §-ának (1) bekezdés *a)–q)* pontjai szerinti feladatok közül választható,

1.1.2. esetében az 1.1.1. pont szerinti feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét,

1.1.3. az 1.1.2. pont szerinti feltételeket ugyanazon települési körre teljesítik az 1.1.1. pont szerinti három közszolgáltatási feladat tekintetében,

1.1.4. a közszolgáltatási feladatokat e fejezetben foglaltaknak megfelelően látják el,

1.1.5. ellátják a kistérségi fejlesztési tanács feladatait.

1.2. A többcélú kistérségi társulások abban az esetben vehetik igénybe a támogatásokat, ha az 1.1.1–1.1.5. pontok szerinti feltételeket 2008. január 31-éig teljesítik. Amennyiben egy feladat ellátása 2008. január 31-ét követően kezdődik meg, vagy egy település 2008. január 31-ét követően vesz részt a feladatok ellátásában, úgy a többcélú kistérségi társulás a feladatellátás kezdetét követő hónap első napjától kezdődően időarányos támogatásra jogosult. A többcélú kistérségi társulás 4 havi közoktatási célú támogatást igényelhet, amennyiben legkésőbb 2008. szeptember 1-jétől a meglévő közoktatási célú intézményi társulás átszervezésére kerül sor, illetve új közoktatási célú intézményi társulás vagy többcélú kistérségi társulás által fenntartott intézmény kezdi meg működését.

1.3. Amennyiben a többcélú kistérségi társulás 2008. január 31-éig nem teljesíti az 1.1.1–1.1.5. pontok szerinti feltételeket, de legkésőbb 2008. szeptember 1-jétől megfelel azoknak, úgy a 2.1. alapján – a megalakulást követő hónaptól – időarányos, de legfeljebb 10 havi támogatást, a 2.2–2.8. pontok alapján legfeljebb 4 havi időarányos támogatást igényelhet.

2. A támogatások fajlagos összegei és az igénybevétel részletes feltételei

2.1. Többcélú kistérségi társulások általános feladatainak támogatása

FAJLAGOS ÖSSZEG: 200 forint/fő,

+ 1 000 000 forint/kistérséghez tartozó legfeljebb 500 fő lakosságszámú település,

+ 700 000 forint/kistérséghez tartozó 501–1 000 fő lakosságszámú település,

+ 100 000 forint/kistérséghez tartozó 1 000 fő feletti lakosságszámú település,

de legalább 20 000 000 forint, és legfeljebb 45 000 000 forint társulásonként.

A támogatás a többcélú kistérségi társulásokat a közszolgáltatási feladataik ellátásához és munkaszervezetük működési és fejlesztési kiadásaihoz a kistérséget alkotó települések száma és lakosságszáma szerint illeti meg.

A támogatás kizárólag az e fejezetben foglalt feladatok ellátásához – e fejezet felhasználási szabályainak megfelelően –, a munkaszervezet működési és fejlesztési kiadásaira, illetve a

Tkt. tv. 2. §-ának (1) bekezdése szerint vállalt feladatok ellátásához használható fel azzal, hogy a többcélú kistérségi társulás a támogatást a közoktatási, szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, mozgókönyvtári és belső ellenőrzési feladatokra csak abban az esetben fordíthatja, ha azokat az e fejezetben meghatározott feltételeknek megfelelően látja el.

2.2. A többcélú kistérségi társulások közoktatási feladatainak támogatása

2.2.1. Közoktatási intézményi feladat

A többcélú kistérségi társulás intézményfenntartóként vagy szervező tevékenységével biztosítja, hogy a közoktatási feladat ellátásában részt vevő önkormányzatok saját vagy társulásaik fenntartásában működő közoktatási intézménye megfeleljen a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti feltételeknek.

Ennek teljesítése úgy történhet, hogy az intézmények fenntartásáról

- a többcélú kistérségi társulás,
- a települési önkormányzatok által alkotott intézményi társulások, vagy
- a települési önkormányzatok önállóan

gondoskodnak.

Az egyes települési önkormányzatok által önállóan fenntartott intézmények után támogatás nem igényelhető.

a) Bejáró gyermekek, tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény óvodás és 1–4. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 74 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény 5–8. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 80 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – óvodákba, iskolák 1–8. évfolyamára járó gyermekek, tanulók létszáma után igényelhető a következők szerint:

aa) alaptámogatás vehető igénybe a fenti intézményekbe bejáró azon gyermekek, tanulók után, akiknek lakóhelye (ennek hiányában tartózkodási helye) nem az

intézmény helye (székhelye, telephelye stb.) szerinti településen van. A 20 000 fő lakosságszám feletti települési önkormányzatok területén működő, intézményi társulás által fenntartott intézményekbe bejáró gyermekek, tanulók után az alaptámogatás abban az esetben vehető igénybe, ha a bejáró gyermekek, tanulók lakóhelye (ennek hiányában tartózkodási helye) az intézményi társulásban részt vevő településen van,

ab) az intézmény székhelyén/telephelyén állandó lakóhellyel (ennek hiányában tartózkodási hellyel) rendelkező gyermekek, tanulók után az alaptámogatás 50%-ának megfelelő támogatás vehető igénybe. E támogatás legfeljebb az *aa)* pont szerint bejáró gyermekek, tanulók számával azonos számú gyermekek, tanulók után igényelhető, mely szabályt az 1–4., illetve 5–8. évfolyamon külön-külön kell alkalmazni. E támogatás szempontjából a külterületen lakó gyermekek, tanulók az intézmény székhelyén lakónak minősülnek.

b) Iskolabusszal utaztatott gyermekek, tanulók alapján járó támogatás

FAJLAGOS ÖSSZEG: 74 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára az *aa)* pont szerint bejáró gyermekek, tanulók után vehető igénybe, amennyiben a fenntartó e gyermekek, tanulók utaztatását iskolabusz működtetésével vagy iskolabusz-szolgáltatás vásárlásával biztosítja. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül e célból indított járat(ok) igénybevétele. A támogatás igénylése és elszámolása a Kiegészítő szabályok 2.8. pontjában meghatározottak szerint történik. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek, tanulók mellett kísérő utazzon. E támogatás 15%-a a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára járó, külterületen lakó gyermekek, tanulók után vehető igénybe, ha a fenntartó e gyermekek, tanulók utaztatását iskolabusz működtetésével vagy iskolabusz-szolgáltatás vásárlásával biztosítja.

c) A többcélú kistérségi társulás által fenntartott egységes iskola 9–13. évfolyamára bejáró tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 40 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás által fenntartott, – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – azon egységes iskola 9–13. évfolyamára bejáró tanulók létszáma után igényelhető, melynek az intézmény székhelyétől különböző településen tagintézménye működik. Amennyiben az egységes iskola része szakiskola is, úgy a szakiskola 9–10. évfolyamára, továbbá a szakképzés elméleti képzésére bejáró tanulók után vehető igénybe támogatás. Támogatás szempontjából

bejáró tanulónak kizárólag az számít, akinek lakóhelye (ennek hiányában tartózkodási helye) nem az intézmény székhelye szerinti településen van. E támogatás a külterületen lakó gyermekek, tanulók után nem vehető igénybe.

d) Tagintézményi támogatás

FAJLAGOS ÖSSZEG: 74 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény – székhelyétől különböző községben – tagintézményeként működő óvodába, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe abban az esetben, ha az intézmény megfelel a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló – intézményi társulás által fenntartott – iskola esetében további feltétel, hogy legfeljebb 1–6. évfolyammal működjön. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

e) Kistelepülési tagintézményi támogatás

FAJLAGOS ÖSSZEG: 30 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény székhelyétől különböző, 1 500 fő és az alatti községben tagintézményként működő óvoda, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe. A támogatás abban az esetben is igénybe vehető, ha az intézmény nem felel meg a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló iskola esetében további feltétel, hogy a tagintézmény legfeljebb 1–6. évfolyammal működjön. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő. A támogatás kétszerese vehető igénybe azon gyermekek, 1–4. évfolyamos tanulók után, melyek a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott településeken működő, a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/E. §-ában meghatározott feltételeket teljesítő tagintézményekbe járnak, és integrációs nevelésük 5. évfolyamtól biztosított.

2.2.2. Közoktatási szakszolgálati feladat

Továbbtanulási, pályaválasztási tanácsadás

FAJLAGOS ÖSSZEG: 2 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

Nevelési tanácsadás; gyógypedagógiai tanácsadás, korai fejlesztés és gondozás; fejlesztő felkészítés; logopédiai ellátás; gyógytestnevelés

FAJLAGOS ÖSSZEG: 11 000 forint/fő/év

- 2008. évben időarányosan 4 hónapra,
- 2009. évben időarányosan 8 hónapra.

A többcélú kistérségi társulás a támogatást a Közokt. tv. 34. §-ának *a)–b), d)–f)* és *h)* pontjai szerinti pedagógiai szakszolgálati feladatok közül legalább kettő ellátásának megszervezése esetén azon ellátottak után veheti igénybe, akiket a társulás – az e célra vezetett nyilvántartás szerint – a nevelési évek/tanévek során legalább az alábbi gyakorisággal részesít ellátásban:

- logopédiai ellátás, gyógytestnevelés esetén legalább heti egy alkalommal,
- nevelési tanácsadás keretében nyújtott terápiás gondozás esetén 2008. évben legalább hat alkalommal,
- továbbtanulási, pályaválasztási tanácsadás esetén a 2007/2008. tanévben legalább egy alkalommal,
- gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés esetén a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet 8–9. §-ában meghatározott időkeretben.

Nevelési tanácsadás esetében támogatás kizárólag a terápiás gondozásban részesült ellátottak után igényelhető.

A többcélú kistérségi társulás a vállalt közoktatási szakszolgálati feladatot elláthatja az általa fenntartott intézményben, vagy – megállapodás alapján – helyi önkormányzat vagy önkormányzati társulás fenntartásában működő intézmény/intézmények útján, szakember közös foglalkoztatásával.

A közoktatási feladatokhoz a támogatás a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek megfelelő intézmények működési és fejlesztési kiadásához, valamint a pedagógiai szakszolgálati feladatok működési és fejlesztési kiadásaihoz használható fel.

2.3. A többcélú kistérségi társulások szociális intézményi feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 210 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 190 000 forint/fő

A többcélú kistérségi társulás a támogatásra akkor jogosult, ha biztosítja a személyes gondoskodás keretébe tartozó, a Szoctv. szerinti szakosított ellátást biztosító intézmények közül legalább egy intézmény társult formában történő fenntartását:

- időskorúak ápolást, gondozást nyújtó otthona,
- időskorúak vagy fogyatékos személyek gondozóháza,
- pszichiátriai és szenvedélybetegek átmeneti otthona,
- hajléktalanok átmeneti szállása.

A társult formában történő intézményfenntartás követelménye akkor teljesül, ha a többcélú kistérségi társulás:

- ezen intézmény(ek)et fenntartja, vagy
- szervező tevékenységével biztosítja, hogy a korábban legalább két települési önkormányzat által külön-külön fenntartott intézményeket legkésőbb 2006. január 31-étől intézményi társulás egy intézményként tartsa fenn, és az így létrehozott intézmény magasabb szakmai, gazdasági hatékonysággal működjön.

A többcélú kistérségi társulás a 2006. január 31-ét követően megalakuló intézményi társulás által fenntartott intézményben ellátottak után támogatást nem vehet igénybe, kivéve, ha az intézmény 2006. január 31-ét követően központi költségvetési vagy európai uniós támogatással jött létre.

A támogatás az intézményi ellátottak után illeti meg a többcélú kistérségi társulást.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.4. A többcélú kistérségi társulások szociális alapszolgáltatási feladatainak támogatása

A többcélú kistérségi társulás támogatást igényelhet a Szoctv. szerinti következő szociális alapszolgáltatási feladatok közül legalább három biztosítása esetén, melyeket a Kiegészítő szabályok 3.1. pontja szerinti feltételeknek megfelelően lát el:

- szociális étkeztetés,
- családsegítés,
- házi segítségnyújtás,
- jelzőrendszeres házi segítségnyújtás,
- közösségi ellátások,
- támogató szolgáltatás,
- nappali ellátás.

2009. évtől a közösségi ellátások és a támogató szolgáltatás nem lesz része a választható és támogatható szociális alapszolgáltatási feladatoknak.

E feladatok ellátásához kizárólag abban az esetben igényelhető támogatás, ha

a) az abban részt vevő önkormányzatok legalább három szociális alapszolgáltatási feladat ellátásában részt vesznek, és

b) a Társulás által ellátott valamennyi alapszolgáltatási feladat esetében a részt vevő önkormányzatok száma és lakosságszáma megfelel az 1.2. pont szerinti feltételeknek.

a) Szociális étkeztetés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 6 500 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 4 500 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a szociális étkeztetés feladatának ellátásáról.

A támogatás az étkeztetésben ellátottak száma után illeti meg a többcélú kistérségi társulást.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

b) Családsegítés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 300 forint/fő

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 250 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a családsegítés feladatának ellátásáról.

A támogatás a feladat ellátásában részt vevő települések lakosságszáma után illeti meg a többcélú kistérségi társulást.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak családsegítőt.

c) Házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 55 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 48 000 forint/fő

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 35 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak száma alapján illeti meg.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót.

d) Jelzőrendszeres házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 26 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 22 000 forint/fő

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 11 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a jelzőrendszeres házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak jelzőkészülékeinek száma szerint illeti meg.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót.

e) Közösségi ellátások

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 2 300 000 forint/szolgálat

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 2 000 000 forint/szolgálat

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 1 000 000 forint/szolgálat

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a közösségi ellátások biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett közösségi ellátó szolgálat(ok)hoz igényelhető támogatás.

A támogatás a többcélú kistérségi társulást a Kiegészítő szabályok 3.1. pontjának megfelelő feladatellátás esetén a szolgálat(ok) száma alapján illeti meg.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

f) Támogató szolgálat

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 3 500 000 forint/szolgálat

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 3 000 000 forint/szolgálat

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 1 500 000 forint/szolgálat

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a támogató szolgálat feladatának ellátásáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett támogató szolgálat(ok)hoz igényelhető támogatás.

A támogatás a többcélú kistérségi társulást a Kiegészítő szabályok 3.1. pontjának megfelelő feladatellátás esetén a szolgálat(ok) száma alapján illeti meg.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

g) Nappali ellátás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 90 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 64 000 forint/fő

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 30 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik az időskorúak, a pszichiátriai és szenvedélybetegek, a hajléktalanok, a demens, valamint a fogyatékos személyek nappali intézményei közül legalább egy alapszolgáltatás kistérségi szintű biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett nappali ellátást biztosító intézmény(ek)ben ellátottak után igényelhető támogatás.

A támogatás a többcélú kistérségi társulást az ellátásban részt vevők száma alapján illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő alapszolgáltatási feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.5. A többcélú kistérségi társulások gyermekek átmeneti gondozási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 550 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely biztosítja, hogy a kistérség területén valamennyi, a gyermekek átmeneti gondozását biztosító alábbi intézmény társult formában működjön:

- a helyettes szülői hálózat,
- a gyermekek átmeneti otthona,
- a családok átmeneti otthona.

E társult intézményi ellátásnak a Gyvt. alapján és a külön jogszabályban meghatározott szakmai szabályok szerinti biztosításáról a többcélú kistérségi társulás gondoskodik.
A társult formában történő intézményfenntartás követelménye akkor teljesül,

- ha a többcélú kistérségi társulás ezen intézményeket fenntartja, vagy
- a kistérség területén valamennyi intézmény fenntartásáról legkésőbb 2006. január 31-étől intézményi társulások gondoskodnak.

A többcélú kistérségi társulás a 2006. január 31-ét követően megalakuló intézményi társulás által fenntartott intézményben ellátottak után támogatást nem vehet igénybe, kivéve, ha az intézmény 2006. január 31-ét követően központi költségvetési vagy európai uniós támogatással jött létre.

A támogatás a többcélú kistérségi társulást az általa megszervezett ellátásban részt vevő intézményi ellátottak után illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.6. A többcélú kistérségi társulások gyermekjóléti alapellátási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1 200 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1 050 forint/fő

A Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladat esetén

FAJLAGOS ÖSSZEG: 500 forint/fő

A többcélú kistérségi társulás támogatást igényelhet a Gyvt. szerinti következő egyes gyermekjóléti alapellátási feladatok közül legalább egy ellátás biztosítása esetén, melyet a Kiegészítő szabályok 3.7. pontja szerinti feltételeknek megfelelően intézményfenntartóként, vagy szervező tevékenységével létrehozott, a Ttv. 8., 9. és 16. §-a szerinti intézményi társulások útján, vagy a többcélú kistérségi társulás által a Gyvt. 96–97. §-a alapján kötött szerződés útján lát el:

- a gyermekjóléti szolgáltatás,
- a gyermekek napközbeni ellátása, valamint
- a gyermekek átmeneti gondozása.

A támogatás a feladat ellátásában részt vevő települések 0–17 éves korcsoportba tartozó lakosainak száma alapján illeti meg a többcélú kistérségi társulást. Több ellátás biztosítása esetén a többcélú kistérségi társulást feladatonként illeti meg a támogatás.

A támogatás az e pontban foglalt feltételeknek megfelelő feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.7. A többcélú kistérségi társulások mozgókönyvtári és egyes közművelődési feladatainak támogatása

FAJLAGOS ÖSSZEG: 1 300 000 forint/könyvtári szolgáltató hely

A többcélú kistérségi társulás támogatást igényelhet a mozgókönyvtári és közművelődési feladatainak ellátásához. A támogatás megállapítása során kizárólag a nyilvános könyvtárral nem rendelkező, könyvtári szolgáltató hely kialakítását biztosító – a Kiegészítő szabályok 4. pontja szerinti feltételeknek megfelelő – települési önkormányzatok számát lehet figyelembe venni.

A támogatás a mozgókönyvtári feladat szervezése és ellátása, valamint közösségi programok szervezése során felmerülő működési és felhalmozási kiadásokhoz használható fel. A támogatás – a többcélú kistérségi társulás döntése alapján – felhasználható könyvtárbusz működtetésére is, amennyiben a nyilvános könyvtárral vagy szolgáltató hellyel rendelkező önkormányzat olyan településrészen biztosítja a feladatellátást, ahonnan a könyvtár (vagy a szolgáltató hely) távol van, vagy nehezen közelíthető meg.

A támogatás felhasználható olyan átalakításhoz vagy bővítéshez is, amely lehetővé teszi, hogy a könyvtári szolgáltató hely egyben közösségi színtérként is működhessen. A támogatás kizárólag a szakmai célokkal összefüggő kiadásokra fordítható.

2.8. A többcélú kistérségi társulások belső ellenőrzési feladatainak támogatása

FAJLAGOS ÖSSZEG: 90 000 forint/költségvetési szervek száma alapján számított mutatószám

A támogatást az a többcélú kistérségi társulás igényelheti, amely a helyi önkormányzatokról szóló 1990. évi LXV. törvény, az államháztartásról szóló 1992. évi XXXVIII. törvény, valamint a költségvetési szervek belső ellenőrzéséről szóló 193/2003. (XI. 26.) Korm. rendelet szabályai alapján – a Kiegészítő szabályok 5. pontja szerinti feltételeknek megfelelően – gondoskodik a belső ellenőrzési feladat ellátásáról.

A többcélú kistérségi társulás biztosítja a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, azok polgármesteri hivatalainak, illetve körjegyzőségeinek, önmaga és munkaszervezetének belső ellenőrzését, valamint az önkormányzatok, intézményi társulások és a Társulás felügyelete alá tartozó költségvetési szervek felügyeleti jellegű ellenőrzését.

A többcélú kistérségi társulást a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, a többcélú kistérségi társulás, intézményi társulás felügyelete alá tartozó költségvetési szervek száma alapján alaptámogatás illeti meg az alábbiak szerint:

- az alaptámogatás valamennyi települési önkormányzat száma, a többcélú kistérségi társulás és költségvetési szerveinek, a többcélú kistérségi társulás által fenntartott intézmények 2007. január 1-jét követő átszervezése során létrejött tagintézményeinek, továbbá a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, valamint
- a 3500 fő lakosságszám feletti települési önkormányzatok költségvetési szervei közül legfeljebb a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveivel azonos számú költségvetési szerv után igényelhető.

Az alaptámogatás kétszerese vehető igénybe a 3 500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, amennyiben a többcélú kistérségi társulás saját feladatellátásában gondoskodik a belső ellenőrzési feladatok ellátásáról.

A támogatás felhasználható a belső ellenőrzési feladat szervezése és ellátása során felmerülő működési és felhalmozási kiadásokhoz.

Kiegészítő szabályok:

1. Általános szabályok

1.1. A többcélú kistérségi társulás az e fejezet 2.2–2.6. és 2.8. pontjai szerinti támogatások közül kizárólag azokat igényelheti, amelyekhez tartozó feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét.

1.2. A 2.2–2.6. és 2.8. szerinti feladatok kizárólag attól a teljes hónaptól tekinthetők ellátottnak, amelytől a többcélú kistérségi társulás teljesíti a Kiegészítő szabályok 1.1. pontja szerinti feltételeket.

1.3. A 2.2. pontban szereplő feladatok támogatásának igénylési feltételeit és fajlagos mértékét 2008. év január–augusztus hónapokra időarányosan 8 hónapra számítva a Magyar Köztársaság 2007. évi költségvetéséről szóló 2006. évi CXXVII. törvény 8. számú melléklet IV. 2.2. pontja tartalmazza.

1.4. A 2.2. pontban szereplő feladatok támogatásának további feltétele, hogy a többcélú kistérségi társulás legkésőbb 2008. szeptember 1-jéig fogadja el a Közokt. tv. 85. § (4) bekezdése szerinti önálló intézkedési tervét, mely a közoktatási feladatok ellátásában részt vevő településenkénti bontásban tartalmazza mindazt, amit az önkormányzati intézkedési tervnek tartalmaznia kell.

1.5. A többcélú kistérségi társulás az e fejezet 2.1., 2.2.2., 2.3–2.8. pontjai szerinti támogatásokat – azok felhasználási szabályainak megfelelően – felhasználhatja az általa vállalt azon feladatokhoz, amelyek ellátásához a 2.2–2.8. pontok szerint normatív támogatásban részesült. A többcélú kistérségi társulás a 2.2.1. pont szerinti támogatást kizárólag az általa, valamint az intézményi társulás által fenntartott, Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő azon intézményekre fordíthatja, amelyek után támogatásban részesült.

1.6. Az adott kistérség határán átnyúló feladatellátás esetében a támogatást az a többcélú kistérségi társulás igényli, amely:

- a 2.2., 2.3., 2.4. *a)*, 2.4. *d)*, 2.4. *g)* és 2.5. pontok szerinti feladatok esetében az ellátást biztosító intézményt fenntartja, vagy amelynek tagja az intézményi társulás székhely települése,
- a 2.4. *b)*, 2.4. *c)* és 2.6. pontok szerinti feladatoknál e szolgáltatásokat a kistérségen kívüli települések lakosai számára biztosítja,
- a 2.8. pont szerinti feladatellátást a kistérségen kívüli települési önkormányzatok költségvetési szervei számára biztosítja.

1.7. Az egyes feladatok ellátásához igénybe vett támogatás elszámolása a normatív állami hozzájárulásokkal azonos eljárás alapján és feladatonként, a költségvetési évben jogszerűen elszámolt kiadások és vállalt kötelezettségek figyelembevételével történik.

1.8. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2007. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2007. augusztus 1-jei állapot szerint kell figyelembe venni.

1.9. Az e fejezet 2.3–2.8. pontjai szerinti támogatások esetében a többcélú kistérségi társulás egy tizedesre kerekített mutatószámok alapján részesül támogatásban.

2. A közoktatási intézményi és szakszolgálati feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

2.1. Amennyiben a többcélú kistérségi társulás, illetve intézményi társulás e pont szerinti feltételeket teljesítő intézményt tart fenn, igényelheti a 2.2.1. pont szerinti támogatásokat. Azon önkormányzatokat, melyek önállóan tartják fenn intézményeiket, kizárólag abban az esetben lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni, ha az intézmények teljesítik a Kiegészítő szabályok 2.1.1. *a)*, illetve *c)* pontjai, és a Kiegészítő szabályok 2.1.2. *a)*, illetve *c)* pontjai szerinti feltételeket.

2.1.1. Az óvodákban

a) az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2008/2009. nevelési évben indított valamennyi óvodai csoportban együttesen a 75%-át;

b) amennyiben az óvoda fenntartásáról legalább 5 települési önkormányzat intézményi társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2008/2009. nevelési évben valamennyi óvodai csoportban együttesen a 65%-át;

c) amennyiben az óvodát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2008/2009. nevelési évben indított első és a második óvodai nevelési évben együttesen a 100%-át, a harmadik óvodai nevelési évben a 75%-át.

2.1.2. Az iskolákban

a) az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámának:

- a 2008/2009. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 75%-át;

b) amennyiben az iskola fenntartásáról legalább 5 települési önkormányzat társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, valamint az oktatás egy ellátási helyen történik, az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

- a 2008/2009. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 65%-át;

c) amennyiben az iskolát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

- a 2008/2009. tanévben az 5–6. évfolyamokon együttesen a 100%-át, az 1–4. és 7–8. évfolyamokon együttesen a 75%-át;

d) amennyiben az iskola a többcélú kistérségi társulás által fenntartott egységes iskolaként működik, úgy a 2008/2009. tanévben a 9–13. évfolyamokon az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 100%-át.

2.1.3. Az átlaglétszám számításánál figyelmen kívül hagyhatóak azon intézmények, amelyekben a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok vannak, és amely intézmények alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását. A többcélú kistérségi társulás abban az esetben igényelhet támogatást ezen intézmények után, amennyiben az alábbi feltételek teljesülnek:

- az intézményt a többcélú kistérségi társulás, illetve intézményi társulás tartja fenn,
- az átlaglétszám-számításnál a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett önálló csoportok, osztályok létszámát és az önálló csoportok, tanulócsoportok számát figyelmen kívül hagyva az átlaglétszámok megfelelnek a fenti – átlaglétszám számítására vonatkozó – szabályoknak,
- a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok átlaglétszámának – évfolyamoktól függetlenül – el kell érnie a 2008/2009. nevelési évben és tanévben a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény 43. §-ának (4) bekezdése szerinti létszám 65%-át,
- amennyiben egy osztályban nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoport van, amely eléri az előző bekezdés szerinti létszámot, úgy a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportot is beleértve kell elérnie az osztály átlaglétszámának a Közokt. tv. 3. számú mellékletében meghatározott csoport, illetve osztály átlaglétszám 65%-át.

2.2. A Kiegészítő szabályok 2.1. pont szerinti feltételeket nem teljesítő óvodákat és általános iskolákat fenntartó intézményi társulásban tag önkormányzatokat az ebben a pontban meghatározott esetekben – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni. Ezen intézményekbe járó gyermekek, tanulók után azonban a közoktatási feladatra támogatás nem igényelhető.

2.2.1. Ha az óvoda fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az óvodai csoportok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2008/2009. nevelési évben indított valamennyi óvodai csoportban a 75%-ánál.

2.2.2. Ha az általános iskola fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az általános iskolákban az osztályok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

- a 2008/2009. tanévben indított 1–4. és 5–8. évfolyamon együttesen a 75%-ánál.

2.2.3. Ha az óvoda, iskola fenntartásáról legalább 3 települési önkormányzat társulásban gondoskodik:

- a 2008/2009. nevelési évben az óvodai csoportok és az általános iskola 1–4. évfolyam esetén az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport/osztály átlaglétszámnak az 50%-át,
- amennyiben az 5–8. évfolyamon az oktatás egy ellátási helyen történik, úgy 2008/2009. tanévben az 5–8. évfolyam esetén az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak az 50%-át.

2.3. A gyermekek, tanulók számának meghatározása az átlaglétszám-számítás és a támogatás szempontjából:

2.3.1. Az átlaglétszám számításánál az önálló OM azonosítóval rendelkező intézmény tekintendő egy intézménynek.

2.3.2. A gyerekek, tanulók létszámának számításánál a Közokt. tv. 3. számú melléklete II. rész 3. pontjában foglalt előírásokat is figyelembe kell venni.

2.3.3. Az átlaglétszámot összevont óvodai csoportok esetén az összevont óvodai csoportokra vonatkozóan együttesen, az általános iskola 1–4. évfolyamán az összevont osztályokra vonatkozóan együttesen kell teljesíteni.

2.3.4. Az 5–8. évfolyamon az osztályösszevonás az átlaglétszám-számítás és a támogatás szempontjából nem elismerhető. Ezen intézményeket fenntartó önkormányzatokat nem lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni.

2.3.5. A gyógypedagógiai nevelés, oktatás céljából létrehozott csoportokat, osztályokat az átlaglétszám-számítás és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.6. Azon települési önkormányzat, amelynek a területén – önkormányzati fenntartásban – nem működik közoktatási intézmény vagy intézményegység, az átlaglétszám-számítás és a támogatás szempontjából az egyes óvodai, iskolai évfolyamok tekintetében legfeljebb egy intézményfenntartó társulás tagjaként vehető figyelembe.

2.3.7. Azon települési önkormányzatot, amely önállóan is tart fenn közoktatási intézményt, kizárólag abban az esetben lehet közoktatási intézményi társulás tagjaként átlaglétszám-számítás és a támogatás szempontjából figyelembe venni, ha más, területén működő közoktatási intézményt intézményi társulás székhelyeként tart fenn.

2.3.8. Az összevont óvodai csoportok és iskolai tanulócsoportok esetében az átlaglétszámot a következők szerint kell számítani: Az összevont csoport és tanulócsoport esetében az összevont nevelési éveket és tanéveket érintő csoportokra, osztályokra vonatkozó átlaglétszámok – az egyes csoportokba/osztályokba járó gyermekek számával súlyozott – átlagát szükséges kiszámítani. Az összevont csoportba járó/tanulócsoportban tanuló gyermekek, tanulók átlaglétszámának el kell érnie az így kiszámított átlagot.

2.4. A közoktatási intézményi feladat az egyes települések tekintetében akkor tekinthető ellátottnak, ha a településen található valamennyi – önkormányzat, intézményi társulás vagy többcélú kistérségi társulás fenntartásában levő – közoktatási intézmény teljesíti a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti átlaglétszám-feltételeket.

2.5. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások kizárólag az olyan intézményben ellátottak, oktatottak után vehetők igénybe, amelynek alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, továbbá OM azonosítóval rendelkezik, a közoktatási információs rendszer adatbázisába bejelentkezett és nyilvántartásba vették. Az intézményi társulások esetében további feltétel az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása.

2.6. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások igénybevétele és az elszámolás a nevelési-oktatási feladatoknak megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra vagy a hozzájárulást megalapozó okmányokra épül.

2.7. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások a tanulói jogviszony szünetelése esetén nem igényelhetők.

2.8. A közoktatási intézményi feladat esetében a feladat ellátásához kapcsolódó támogatások megállapítása – az iskolabusszal utaztatott gyermekek, tanulók számának és az ehhez kapcsolódó támogatás meghatározásának kivételével – a tervezésnél a többcélú kistérségi társulás által közölt tényleges – a tárgyévet megelőző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével történik. Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett ellátottak, oktatottak 2007/2008. tanévi nyitó létszámát és a 2008/2009. tanévi nyitó létszámát kell figyelembe venni.

Az iskolabusszal utaztatott gyermekek, tanulók után a szolgáltatás megkezdésének hónapjától támogatás vehető igénybe:

- a 2007/2008. tanév tekintetében időarányosan, legfeljebb 8 hónapra,
- a 2008/2009. tanév tekintetében időarányosan, legfeljebb 4 hónapra.

Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett a 2007/2008. tanévben és a 2008/2009. tanévben utaztatott gyermekek, tanulók számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

2.9. A közoktatási szakszolgálati feladatok közül a logopédiai ellátás, gyógytestnevelés, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, és fejlesztő felkészítés esetében az ellátottak után igényelt támogatás elszámolása a következők szerint történik: az ellátottak

a) 2008. január 1-je és 2008. augusztus 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva ezen időszakra jutó ellátási hetek számával,

b) 2008. szeptember 1-je és 2008. december 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva ezen időszakra jutó ellátási hetek számával.

3. A szociális és gyermekjóléti feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

3.1. A többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátását biztosíthatja:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan – a Ttv. 8., 9. és 16. §-a szerinti – intézményi társulások útján, melyek:
  - = lakosságszáma a családsegítés, házi segítségnyújtás és nappali ellátás alapszolgáltatási feladatok esetében legalább 3 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el a 3 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  - = a jelzőrendszeres házi segítségnyújtás, támogató szolgálat és közösségi ellátások, mint alapszolgáltatási feladatok esetében megfelelnek a Szoctv-ben előírt feladatszervezési előírásoknak,
  - = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Szoctv. 120–122. §-a alapján kötött szerződés útján, kivéve a 2.4. *a)* pont szerinti szociális étkeztetést, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján, kivéve a 2.4. *a)* pont szerinti szociális étkeztetést.

3.2. Amennyiben a többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátásáról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 3 000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a szociális alapszolgáltatás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott szociális alapszolgáltatás(ok) ellátásához kapcsolódó működési engedéllyel.

3.3. A 2.4. *a)* pont szerinti szociális étkeztetés esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 252-vel, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója nyilvántartása alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 252-vel. Egy ellátott naponta csak egyszeresen vehető figyelembe.

3.4. A 2.4. *c)* pont szerinti házi segítségnyújtás esetén az ellátottak számának meghatározása tervezéskor az ellátottak éves becsült száma osztva 252-vel, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 252-vel. Egy ellátott naponta csak egyszer vehető figyelembe.

3.5. A 2.4. *d)* pont szerinti jelzőrendszeres házi segítségnyújtás esetén az ellátottak számának meghatározása tervezéskor az ellátottak éves becsült száma osztva 366-tal, elszámoláskor a jelzőrendszeres házi segítségnyújtásban részesítettek számának alapulvételével, a nyilvántartásban részt vevők száma osztva 366-tal. Amennyiben egy jelzőkészülék több ellátottat szolgál, az elszámolásnál egy fő vehető figyelembe.

3.6. A 2.4. *g)* pont szerinti nappali ellátás esetén az ellátottak számának meghatározása: tervezéskor az ellátottak becsült éves száma osztva 252-vel, elszámolásnál az ellátottak – gondozási napló (esemény-, illetve látogatási napló) alapján naponta összesített – számának (a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap) alapulvételével számított éves ellátotti létszám osztva 252-vel. A hozzájárulás az éves átlaglétszámra a működési engedélyben szereplő létszám erejéig vehető figyelembe. A hajléktalanok számára nappali ellátást nyújtó intézményben (nappali melegedő) az elszámolás alapja a külön jogszabályban meghatározott látogatási napló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

3.7. A többcélú kistérségi társulás a 2.6. pontban foglalt gyermekjóléti alapellátási feladatok ellátásáról gondoskodhat:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan Ttv. 8., 9. és 16. §-a szerint létrehozott intézményi társulások útján, melyek:
  = lakosságszáma legalább 5 000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el az 5 000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,
  = feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,
- a Gyvt. 96–97. §-a alapján kötött szerződés útján, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján.

3.8. Amennyiben a többcélú kistérségi társulás a 2.6. pontban foglalt feladatokról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének

önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 5 000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a gyermekjóléti alapellátás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott gyermekjóléti alapellátás(ok) ellátásához kapcsolódó működési engedéllyel.

3.9. Amennyiben a többcélú kistérségi társulás a 2.5. pont szerinti gyermekek átmeneti gondozási feladatról a feltételeknek megfelelően gondoskodik és a feladat ellátásához e fejezet szerint normatív támogatásban részesül, úgy a 2.6. pont szerinti gyermekek átmeneti gondozása alapellátási feladatra támogatás nem igényelhető.

3.10. A 2.3. és 2.5. pont szerinti feladatoknál az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak becsült éves gondozási napjainak száma osztva 366-tal, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 366-tal.

3.11. Gondozási nap: egy gondozott egynapi intézményi gondozása (különféle ápoló-, gondozóotthoni intézményi, átmeneti és nappali szociális intézményi ellátás, valamint az otthont nyújtó ellátásban részesülők ellátása), amely az intézményben történő felvétellel kezdődik és annak végleges elhagyásával fejeződik be. Az ideiglenes távollévők – kórházi ápolás, szabadság – is beszámítanak a gondozási napokba. Az intézményi jogviszony – a kórházi és az otthont nyújtó ellátást kivéve – egyévi folyamatos távollét esetén megszűnik.

3.12. A 2.3–2.6. pontokban szereplő feladatok után abban az esetben igényelhető a 2.3–2.6. pontok szerinti támogatás a teljes költségvetési évre, ha az e pontokban foglalt feltételeket teljesítő szolgáltató legkésőbb 2008. január 31-én rendelkezik a személyes gondoskodást nyújtó szociális intézmény és a falugondnoki szolgálat működésének engedélyezéséről, továbbá a szociális vállalkozás engedélyezéséről szóló 188/1999. (XII. 16.) Korm. rendelet, illetve a gyermekjóléti és gyermekvédelmi szolgáltató tevékenység engedélyezéséről, valamint a gyermekjóléti és gyermekvédelmi vállalkozói engedélyről szóló 259/2002. (XII. 18.) Korm. rendelet szerinti érvényes és hatályos működési engedéllyel.

Amennyiben a feladatellátás év közben kezdődik meg, illetve a fenntartó a feladat ellátásához szükséges működési engedélyt év közben szerzi meg, vagy az ellátási terület bővül, úgy az ellátott feladatok, illetve a feladatellátáshoz csatlakozó települések után időarányos támogatás igényelhető. Ebben az esetben a támogatási jogosultság kezdete a működési engedély hatályba lépését követő hónap első napja.

A 2.3. és a 2.5. pont szerinti feladatok esetében a támogatás igénybevételének további feltétele, hogy a feladatot ellátó intézmény(ek) működési engedélye(i) legalább a Kiegészítő szabályok 1.1. pontja szerinti településekre kiterjedjen(ek).

3.13. Amennyiben a többcélú kistérségi társulás a 2.3–2.6. pontokban foglalt feladatok ellátását a Ttv. 8., 9. és 16. §-a szerinti intézményi társulás útján biztosítja, úgy a

jogosultságot a közigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes, és a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

4. A mozgókönyvtári és közművelődési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

A többcélú kistérségi társulás abban az esetben igényelheti a támogatást, ha legalább négy, nyilvános könyvtárral nem rendelkező – könyvtári szolgáltató hely kialakítását biztosító – települési önkormányzat számára az alábbiak szerint biztosítja a mozgókönyvtári szolgáltatásokat:

- A nyilvános könyvtárral nem rendelkező települési önkormányzatok nyilvános városi vagy a megyei könyvtártól (a továbbiakban: szolgáltató) megrendelik a könyvtári szolgáltatásokat. A többcélú kistérségi társulás szerződést köt a szolgáltatóval.
- A nyilvános könyvtárral nem rendelkező önkormányzatok (vagy a többcélú kistérségi társulás) könyvtári szolgáltató hely kialakításáról gondoskodnak, amelyekben a szolgáltató által kiszállított könyvtári állomány elhelyezhető, a könyvtári eszközök biztonságos tárolása megoldható, és ahol a megrendelt könyvtári szolgáltatások fogadhatók.
- A többcélú kistérségi társulás gondoskodik a megrendelt könyvtári szolgáltatásokhoz szükséges egyéb feltételek biztosításáról, különösen a nyilvános könyvtár és a könyvtári szolgáltató hely közötti információcseréről, a megrendelések fogadásáról, a dokumentumáramlást biztosító szállítóeszköz működtetéséről.
- A többcélú kistérségi társulás a támogatásból hozzájárulhat a szolgáltató könyvtár által kialakított kistérségi információs portál működtetéséhez is – kapcsolódva a Rokka (kulturális fonál) és a Portál programhoz.

5. A belső ellenőrzési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

5.1. A többcélú kistérségi társulás a belső ellenőrzési feladat ellátásáról

- saját feladatellátás esetén intézményfenntartással, vagy munkaszervezeti feladatellátás keretében (önálló munkaszervezetében, vagy a munkaszervezet feladatával megbízott önkormányzati hivatal szervezeti egységében), illetve külső erőforrás bevonásával,
- intézményi társulás(ok) útján

gondoskodik.

5.2. Amennyiben a többcélú kistérségi társulás a belső ellenőrzés biztosításáról intézményi társulások útján gondoskodik, úgy az egyes intézményi társulásban legalább hét települési önkormányzatnak részt kell vennie. A többcélú kistérségi társulás az intézményi társulások szakmai munkáját az ellenőrzési programok készítésére, az ellenőrzés lebonyolítására, realizálására vonatkozó belső ellenőrzési módszertan összehangolásával segíti.

5.3 A támogatásnál elismerhető költségvetési szervek száma meghatározásánál figyelembe veendő időpontok:

- Az 1.2. pontban meghatározott feltételek 2008. január 31-éig történő teljesítése esetén: 2008. január 31-e.
- A 2008. január 31-ét követően megkezdett feladatellátás esetén, az azt megelőző hónap utolsó napja.

9. számú melléklet a 2007. évi CLXIX. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Egyenleg
						ALAP								
						LXIII. MUNKAERŐPIACI ALAP								
1						Aktív támogatások								
	1						Foglalkoztatási és képzési támogatások					55 853,8		
	2						Foglalkoztathatóság EU-s társfinanszírozása					200,0		
	3						Közmunka céljára pénzeszköz átadás					2 500,0		
	4						TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások					17 695,0		
	5						TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások					5 161,0		
	6						Társadalmi párbeszéd programok					1 689,6		
	7						Járulékkedvezmény megtérítés					6 000,0		
2						Szakképzési és felnőttképzési támogatások								
	1						Szakképzési és felnőttképzési célú kifizetések					33 027,7		
	2						Alkalmazkodóképesség EU-s társfinanszírozása					2 800,0		
3						Rehabilitációs célú munkahelyteremtő támogatás						5 900,0		
4						Passzív kiadások								
	1						Álláskeresési támogatások					103 082,8		
	2						Vállalkozói járadék					2 100,0		
	3						Jövedelempótló támogatás					1,0		
	4						Nyugdíjbiztosítási Alapnak átadás					1 298,0		
5						Bérgarancia kifizetések						7 000,0		
6						Működtetési célú kifizetések								
	1						Az alapkezelőnek átadott pénzeszköz					381,7		
	2						Állami Foglalkoztatási Szolgálatnak átadott pénzeszköz					23 266,0		
	3						Állami Foglalkoztatási Szolgálat fejlesztési program					1 437,7		
	4						Állami Foglalkoztatási Szolgálat központosított kerete					237,5		
	5						Országos Munkavédelmi és Munkaügyi Főfelügyelőségnek pénzeszköz-átadás					2 159,3		
	6						Nemzeti Szakképzési és Felnőttképzési Intézetnek pénzeszköz-átadás					2 182,3		
	7						Országos Foglalkoztatási Közalapítványnak pénzeszköz-átadás					670,9		
	8						Tranzakciós díj					110,2		
7						Költségvetési befizetés								
	1						Megváltozott munkaképességű személyek foglalkoztatásának támogatása					53 000,0		
	2						Egyéb költségvetési befizetés					66 309,5		
22						Munkaadói járulék							211 900,0	
23						Munkavállalói járulék							96 800,0	
24						Vállalkozói járulék							15 200,0	
25						TÁMOP intézkedések bevételei							12 206,0	
26						Egyéb bevétel								
	1						Területi egyéb bevétel						700,0	
	2						Központi egyéb bevétel						4 000,0	
	3						Szakképzési és felnőttképzési egyéb bevétel						210,0	
28						Rehabilitációs hozzájárulás							14 278,0	
29						Rehabilitációs célú munkahelyteremtő támogatás törlesztése							10,0	
31						Szakképzési hozzájárulás							37 800,0	
33						Bérgarancia támogatás törlesztése							960,0	
											Összesen:	*394 064,0*	*394 064,0*	

LXV. SZÜLŐFÖLD ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
1						Önkéntes befizetések, adományok							0,1	
2						Költségvetési támogatás								
	1						*Adomány-kiegészítés*						927,7	
	2						SZJA 1%-a						72,3	
4						Alapból nyújtott támogatás								
	2						Egyéb támogatások					900,1		
5						Alapkezelő működési költségei						100,0		
											Összesen:	*1 000,1*	*1 000,1*	

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
1						Kis- és közepes aktivitású hulladéktárolók létesítésének előkészítése								
	1						Kis- és közepes aktivitású hulladéktároló létesítésének előkészítése					8 120,0		
	2						Püspökszilágyi RHFT beruházásai					1 000,0		
2						*Nagy aktivitású hulladéktároló telephely kiválasztás*						1 586,5		
3						Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása								
	1						Kiégett Kazetták Átmeneti Tárolójának bővítése					960,0		
4						Nukleáris létesítmények leszerelésének előkészítése								
	1						Paksi Atomerőmű leszerelésének előkészítése					500,0		
5						*Hulladéktárolók és az RHK Kht. üzemeltetési kiadásai*						3 010,0		
6						Társadalmi ellenőrzési és információs társulások támogatása						948,6		
7						Alapkezelőnek működési célra						114,0		
8						Nukleáris létesítmények befizetései								
	1						Paksi Atomerőmű Rt.						22 827,5	
9						*Radioaktív hulladékok végleges, eseti elhelyezése*							6,5	
10						Költségvetési támogatás							8 300,0	
11						Egyéb bevételek							1,0	
											1–11. cím összesen:	*16 239,1*	*31 135,0*	*14 895,9*
50						A Központi Nukleáris Alap függő, átfutó és hitellel kapcsolatos tételei								
	1						Betétállomány változása					14 895,9		
											Összesen:	*31 135,0*	*31 135,0*	

LXVII. NEMZETI KULTURÁLIS ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
1						Nemzeti és egyetemes *értékek létrehozásának, megőrzésének, terjesztésének támogatása*						2 702,7		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						1 382,6		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						2 095,6		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						285,1		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						46,2		
6						Épített örökség, építőművészet támogatása						477,7		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
7						Kulturateremtő, közvetítő, valamint egyéni és közösségi tevékenységek támogatása						785,9		
8						Szakmai díjazásához való hozzájárulás						7,7		
9						Nemzetközi tagdíjak						1,5		
10						Működési kiadások						830,0		
11						Kulturális járulék							8 500,0	
12						Egyéb bevételek							115,0	
											Összesen:	*8 615,0*	*8 615,0*	

LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
1						Rendszeres befizetés							8,0	
3						Költségvetési támogatás							67,0	
6						Működési kiadások						75,0		
											Összesen:	*75,0*	*75,0*	

LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve (ALAP)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Egyenleg
1						Hazai innováció támogatása						45 925,3		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						7 492,0		
4						A tudományos és technológiai attasék munkájának támogatása						489,5		
5						A Nemzeti Kutatásnyilvántartási Rendszer támogatása						87,0		
6						Tudomány- és Technológiapolitikai Tanácsadó Testület munkájának támogatása						50,0		
7						Alapkezelőnek átadott pénzeszköz						1 873,1		
8						Új fejlesztési tervekre való felkészülés, értékelés						100,0		
19						Innovációs járulék							23 296,0	
20						Költségvetési támogatás							23 060,2	
21						Visszterhes támogatások törlesztései							254,7	
22						Egyéb bevétel							150,0	
23						Európai Szén- és Acélipari Kutatási Alap magyar hozzájárulása						744,0		
											1–23. cím összesen:	*56 760,9*	*46 760,9*	*–10 000,0*
50						A Kutatási és Technológiai Innovációs Alap függő, átfutó és hitellel kapcsolatos tételei								
	1						Betétállomány változása						10 000,0	
											Összesen:	*56 760,9*	*56 760,9*	

10. számú melléklet a 2007. évi CLXIX. törvényhez

AZ ELKÜLÖNÍTETT ÁLLAMI PÉNZALAPOK ÖSSZEVONT MÉRLEGE

Millió forintban

Megnevezés	2008. évi előirányzat			
	KIADÁSOK	BEVÉTELEK	*Bevételből költségvetési támogatás*	EGYENLEG
LXIII. MUNKAERŐPIACI ALAP	394 064,0	394 064,0		0,0
LXV. SZÜLŐFÖLD ALAP	1 000,1	1 000,1	*1 000,0*	0,0
LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP	16 239,1	31 135,0	*8 300,0*	14 895,9
LXVII. NEMZETI KULTURÁLIS ALAP	8 615,0	8 615,0		0,0
LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP	75,0	75,0	*67,0*	0,0
LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP	56 760,9	46 760,9	*23 060,2*	–10 000,0
Összesen	**476 754,1**	**481 650,0**	***32 427,2***	**4 895,9**

11. számú melléklet a 2007. évi CLXIX. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop-szám	Jog-cím-szám	Előir.-csop-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	 Bevétel	 Támogatás
											LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP			
1						Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói nyugdíjbiztosítási járulék						1 882 074,9	
	2						Biztosítotti nyugdíjjárulék							
		1						Biztosított által fizetett nyugdíjjárulék					329 904,9	
		3						Magánnyugdíjpénztárak átutalásai						
			1						Rokkantsági nyugellátás				3 500,0	
			2						Pénztártagok visszalépése				3 400,0	
	3						Egyéb járulékok és hozzájárulások							
		2						Megállapodás alapján fizetők járulékai					2 300,0	
		5						Közteherjegy után befolyt járulék					2 200,0	
		9						Fegyveres testületek kedvezményes nyugellátásainak kiadásaihoz hozzájárulás						
			1						Honvédelmi Minisztérium fejezettől				22 333,6	
			2						Önkormányzati és Területfejlesztési Minisztérium fejezettől				1 380,0	
			3						Igazságügyi és Rendészeti Minisztérium fejezettől				38 663,0	
			4						Pénzügyminisztérium fejezettől				2 250,0	
			5						Miniszterelnökség fejezettől				1 959,0	
		10						MPA által START kártya kiegészítés					1 000,0	
		11						Korkedvezmény-biztosítási járulék					4 403,0	
	5						Késedelmi pótlék, bírság						8 000,0	
	6						Központi költségvetési hozzájárulások							
		3						GYES-ben, GYED-ben, GYET-ben és rehabilitációs járadékban részesülők utáni központi költségvetési térítés					38 210,2	
		4						Magánnyugdíjpénztárba átlépők miatti járulék-kiesés pótlására költségvetési támogatás					339 446,4	
		5						Központi költségvetésben tervezett pénzeszköz-átadás					143 356,6	
		6						Korkedvezmény-biztosítási járulék címen átvett pénzeszköz					13 209,0	
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		3						Kifizetések visszatérülése és egyéb bevételek					7 900,0	
	8						Nyugellátások fedezetére az E. Alaptól átvett pénzeszköz						25 022,0	
2						Nyugdíjbiztosítási ellátások kiadásai								
	1						Nyugellátások							
		1						Öregségi nyugdíj				1 667 839,0		
		2						Rokkantsági és baleseti rokkantsági nyugdíj				627 748,0		
		3						Hozzátartozói nyugellátás				334 568,0		
		4						Egyösszegű méltányossági kifizetések						
			2						Egyszeri segély			150,0		
		5						Rehabilitációs járadék				1 000,0		
		6						Tizenharmadik havi nyugdíj				210 539,2		

2007/183. szám MAGYAR KÖZLÖNY 14157

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
	4					Nyugdíjbiztosítás egyéb kiadásai			
		4				Egyéb, ellátáshoz kapcsolódó kiadások			
			2			Postaköltség	5 810,0		
			3			Egyéb kiadások	490,0		
3						Vagyongazdálkodás			
	1					Ellátások fedezetére szolgáló vagyongazdálkodás			
		1				Járuléktartozás fejében átvett vagyon	12,0	10,0	
		2				Egyéb vagyon (ingyenes vagyonjuttatás stb.)	18,0		
						1–3. cím összesen:	*2 848 174,2*	*2 870 522,6*	
5						Nyugdíjbiztosítási költségvetési szervek és központi kezelésű előirányzatok			
	1					Központi hivatali szerv			4 082,3
				1		Működési költségvetés		1 638,0	
					1	Személyi juttatások	1 612,3		
					2	Munkaadókat terhelő járulékok	499,9		
					3	Dologi kiadások	2 910,2		
					5	Egyéb működési célú támogatások, kiadások	49,4		
					6	Kamatfizetések	19,7		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	395,0		
				3		Kölcsönök	233,8		
	2					Igazgatási szervek			18 266,1
				1		Működési költségvetés		62,0	
					1	Személyi juttatások	11 866,4		
					2	Munkaadókat terhelő járulékok	3 710,8		
					3	Dologi kiadások	2 614,6		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	136,3		
						LXXI. fejezet összesen:	*2 872 222,6*	*2 872 222,6*	*22 348,4*
						KIADÁSI FŐÖSSZEG:		*2 872 222,6*	
						BEVÉTELI FŐÖSSZEG:		*2 872 222,6*	
						A FŐÖSSZEGEK EGYENLEGE:		*0,0*	

12. számú melléklet a 2007. évi CLXIX. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2008. évi előirányzat Kiadás	2008. évi előirányzat Bevétel	2008. évi előirányzat Támogatás
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP			
1						Egészségbiztosítási ellátások fedezetéül szolgáló bevételek			
	1					Munkáltatói egészségbiztosítási járulék		417 775,9	
	2					Biztosított egészségbiztosítási járulék		455 520,9	
	3					Egyéb járulékok és hozzájárulások			
		1				Egészségügyi szolgáltatási járulék		3 534,1	
		2				Megállapodás alapján fizetők járulékai		130,0	
		4				Munkáltatói táppénz hozzájárulás		23 512,3	
		5				Közteherjegy után befolyt járulék		780,5	
		10				MPA által Start kártya kiegészítés		1 657,1	
	4					Egészségügyi hozzájárulás			
		1				Tételes egészségügyi hozzájárulás		92 054,0	
		2				Százalékos mértékű egészségügyi hozzájárulás		24 306,0	
	5					Késedelmi pótlék, bírság		4 033,0	
	6					Központi költségvetési hozzájárulások			
		1				Terhességmegszakítással kapcsolatos költségvetési térítés		1 500,0	
		2				Egészségügyi feladatok ellátásával kapcsolatos központi költségvetési hozzájárulás		3 800,0	
		6				Központi költségvetésből járulék címen átvett pénzeszköz		307 038,0	
		8				GYED folyósítás kiadásainak részleges megtérítése a központi költségvetésből		40 794,5	
	7					Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek			
		1				Terhességmegszakítás egyéni térítési díja		706,4	
		2				Baleseti és egyéb kártérítési megtérítések		4 568,7	
		3				Kifizetések visszatérítése és egyéb bevételek		1 662,0	
		7				Gyógyszergyártók és forgalmazók befizetései			
			1			Szerződések szerinti gyógyszergyártói és forgalmazói befizetések		5 000,0	
			2			Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek		30 500,0	
		8				Nemzetközi egyezményből eredő ellátások megtérítése			
			1			EU tagállamokkal kapcsolatos elszámolások		400,0	
			2			Nem EU tagállamokkal kapcsolatos elszámolások		20,0	
		11				Egészségügyi szolgáltatók visszafizetése		386,6	
		12				Vizitdíj, kórházi napidíj bevétel		17 312,4	
2						Egészségbiztosítási ellátások kiadásai			
	2					Egészségbiztosítás pénzbeni ellátásai			
		1				Terhességi-gyermekágyi segély	35 843,0		
		2				Táppénz			
			1			Táppénz	96 260,6		
			2			Gyermekápolási táppénz	3 351,1		
			3			Baleseti táppénz	7 262,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	Bevétel	Támogatás
		3						Betegséggel kapcsolatos segélyek						
			1						Külföldi gyógykezelés			780,0		
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				1 267,4		
		5						Baleseti járadék				7 705,5		
		6						Gyermekgondozási díj				81 589,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			69 928,6		
			2						Védőnői szolgáltatás, anya-, gyermek és ifjúságvédelem			18 491,7		
			3						Fogászati ellátás			21 776,1		
			4						Gondozóintézeti gondozás			4 752,1		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			4 280,0		
			8						Művesekezelés			22 801,1		
			9						Otthoni szakápolás			4 011,2		
			11						Működési költségelőleg			500,0		
			13						Célelőirányzatok			1 689,2		
			15						Mentés			22 401,5		
			17						Laboratóriumi ellátás			20 615,4		
			18						Összevont szakellátás			532 871,8		
			20						Céltartalék			17 312,4		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				6 550,0		
		3						Anyatej-ellátás				300,0		
		4						*Gyógyszertámogatás*						
			1						Gyógyszertámogatás kiadásai			300 040,0		
			2						Speciális beszerzésű gyógyszerkiadás			9 000,0		
			4						Gyógyszertámogatás kiadásai tartalék			34 500,0		
			5						Méltányossági gyógyszertámogatás kiadása			4 400,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			4 794,4		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			650,0		
			3						Egyéb gyógyászati segédeszköz támogatás			37 255,6		
		6						Utazási költségtérítés				6 500,0		
		7						Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai						
			1						*EU tagállamokkal kapcsolatos elszámolások*			2 400,0		
			2						Nem EU tagállamokkal kapcsolatos elszámolások			600,0		
			3						Külföldi sürgősségi gyógykezelés			400,0		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 401,0		
			2						Postaköltség			1 200,0		
			3						Egyéb kiadások			390,0		
			4						Orvosspecifikus vények			220,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			1 974,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2008. évi előirányzat Kiadás	 Bevétel	 Támogatás
3						Vagyongazdálkodás			
	1					Ellátások fedezésére szolgáló vagyongazdálkodási költségvetés			
		1				Járuléktartozás fejében átvett vagyon	5,5	3,0	
		2				Egyéb vagyon (ingyenes vagyonjuttatás stb.)	3,0	5,1	
						1–3. cím összesen:	*1 388 523,6*	*1 437 000,5*	
5						Egészségbiztosítási költségvetési szervek és központi kezelésű előirányzatok			
	1					Központi hivatali szerv			17 269,8
				1		Működési költségvetés		412,4	
					1	Személyi juttatások	10 493,6		
					2	Munkaadókat terhelő járulékok	3 319,8		
					3	Dologi kiadások	2 945,5		
					5	Egyéb működési célú támogatások, kiadások	172,8		
					6	Kamatfizetések	59,2		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	395,0		
				3		Kölcsönök	296,3		
	2					Igazgatási szervek			2 130,1
				1		Működési költségvetés		523,7	
					1	Személyi juttatások	356,7		
					2	Munkaadókat terhelő járulékok	25,5		
					3	Dologi kiadások	2 271,6		
	3					Központi kezelésű előirányzatok			
		19				Egészségbiztosítási nyilvántartások fejlesztése			2 000,0
				1		Működési költségvetés			
					3	Dologi kiadások	367,0		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	1 633,0		
7						Nyugellátások fedezetére a Ny. Alapnak átadott pénzeszköz	25 022,0		
8						E. Alap céltartalék	100,0		
						LXXII. fejezet összesen:	*1 435 981,6*	*1 437 936,6*	*21 399,9*
						KIADÁSI FŐÖSSZEG:		*1 435 981,6*	
						BEVÉTELI FŐÖSSZEG:		*1 437 936,6*	
						A FŐÖSSZEGEK EGYENLEGE:		*1 955,0*	

13. számú melléklet a 2007. évi CLXIX. törvényhez

A TÁRSADALOMBIZTOSÍTÁS PÉNZÜGYI ALAPJAI KÖLTSÉGÉNEK MÉRLEGE

Millió forintban

BEVÉTELEK	2008. évi előirányzat
ELLÁTÁSOK FEDEZETÉÜL SZOLGÁLÓ BEVÉTELEK	
Társadalombiztosítási járulékbevételek	2 299 850,8
Biztosítotti nyugdíj- és egészségbiztosítási járulékok	792 325,8
Egyéb járulékok és hozzájárulások	106 102,6
Egészségügyi hozzájárulás	116 360,0
Késedelmi pótlék, bírság	12 033,0
Garancia és hozzájárulás az alapok kiadásaihoz	841 260,2
Központi költségvetési hozzájárulások	46 094,5
Egyéb bevételek	68 456,1
Összesen:	4 282 483,0
VAGYONGAZDÁLKODÁS BEVÉTELEI	18,1
TB KÖLTSÉGVETÉSI SZERVEK SAJÁT BEVÉTELEI	2 636,1
ALAPOK KÖZÖTTI PÉNZESZKÖZÁTVÉTEL	25 022,0
BEVÉTELI FŐÖSSZEG:	**4 310 159,2**
A TÁRSADALOMBIZTOSÍTÁSI ALAPOK EGYENLEGE:	**1 955,0**

KIADÁSOK	2008. évi előirányzat
TÁRSADALOMBIZTOSÍTÁSI ELLÁTÁSOK KIADÁSAI	
Nyugellátások	
Öregségi nyugdíj	1 667 839,0
Rokkantsági és baleseti rokkantsági nyugdíj	628 748,0
Hozzátartozói nyugellátás	334 568,0
Tizenharmadik havi nyugdíj és egyszeri segély	210 689,2
Nyugellátások összesen:	*2 841 844,2*
Egészségbiztosítás pénzbeli ellátásai	234 509,0
Természetbeni ellátások	1 148 821,1
Egyéb kiadások	11 485,0
Összesen:	4 236 659,3
VAGYONGAZDÁLKODÁS KIADÁSAI	38,5
TB KÖLTSÉGVETÉSI SZERVEK KIADÁSAI	46 384,4
E. ALAP CÉLTARTALÉK	100,0
ALAPOK KÖZÖTTI PÉNZESZKÖZÁTADÁS	25 022,0
KIADÁSI FŐÖSSZEG:	**4 308 204,2**

14. számú melléklet a 2007. évi CLXIX. törvényhez

Az államháztartás alrendszereinek előirányzatairól szóló mellékletekben az alábbi címrendi helyeken, illetve azok alatt szereplő előirányzatok teljesülése módosítás nélkül eltérhet az előirányzattól

1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:

I. ORSZÁGGYŰLÉS fejezetben
Magyar Rádió Rt. műsorterjesztési költségeire (10. cím, 1. alcím)
Magyar Televízió Rt. műsorterjesztési költségeire (11. cím, 1. alcím)
Duna Televízió Rt. műsorterjesztési költségeire (12. cím, 1. alcím)

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Normatív hozzájárulások (4. cím)
Normatív, kötött felhasználású támogatások (8. cím)

X. MINISZTERELNÖKSÉG fejezetben
Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása (9. cím, 4. alcím, 2. jogcím-csoport)
Különféle személyi kifizetések (20. cím, 2. alcím, 1. jogcím-csoport)
Központi költségvetési szervek bérleti díjának fedezete (20. cím, 2. alcím, 3. jogcím-csoport)

XI. ÖNKORMÁNYZATI ÉS TERÜLETFEJLESZTÉSI MINISZTÉRIUM fejezetben
Lakástámogatások (14. cím)

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Állat- és növénykártalanítás (10. cím, 6. alcím)

XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group) (8. cím, 2. alcím, 1. jogcím-csoport)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben
A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 1. alcím, 3. jogcím-csoport)
Jogi segítségnyújtás (20. cím, 1. alcím, 4. jogcím-csoport)
Bűncselekmények áldozatainak kárenyhítése (20. cím, 1. alcím, 5. jogcím-csoport)
Központi Nukleáris Pénzügyi Alap támogatása (21. cím, 1. alcím)

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM fejezetben
Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése (10. cím, 2. alcím, 38. jogcím-csoport)

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM fejezetben
Közoktatási célú humánszolgáltatás és kiegészítő támogatás (11. cím, 2. alcím, 3. jogcím-csoport)
Átadásra nem került ingatlanok utáni járadék (11. cím, 39. alcím, 6. jogcím-csoport)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben
Kárrendezési célelőirányzat (12. cím, 2. alcím, 5. jogcím-csoport)
Egyéb vállalati támogatások (15. cím, 2. alcím)
Fogyasztói árkiegészítés (16. cím)
Felszámolásokkal kapcsolatos kiadások (17. cím, 1. alcím, 4. jogcím-csoport)
Szanálással kapcsolatos kiadások (17. cím, 1. alcím, 5. jogcím-csoport)
Magán- és egyéb jogi személyek kártérítése (17. cím, 1. alcím, 6. jogcím-csoport)
Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség (17. cím, 1. alcím, 9. jogcím-csoport)
Egyéb vegyes kiadások (17. cím, 1. alcím, 11. jogcím-csoport)
1% SZJA közcélú felhasználása (17. cím, 1. alcím, 12. jogcím-csoport)
Eximbank és MEHIB Rt. behajtási jutaléka (17. cím, 1. alcím, 19. jogcím-csoport)
Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (17. cím, 1. alcím, 21. jogcím-csoport)
Államadósság Kezelő Központ Zrt. közreműködési díja (17. cím, 1. alcím, 25. jogcím-csoport)

Elengedett kezesség- és garanciavállalási díj (17. cím, 1. alcím, 26. jogcím-csoport)
Állam által vállalt kezesség és viszontgarancia érvényesítése (18. cím)
Megváltozott munkaképességűek foglalkoztatásának támogatása (19. cím, 1. alcím)
Megváltozott munkaképességűek kereset-kiegészítése (19. cím, 2. alcím)
Pénzbeli kárpótlás (24. cím, 2. alcím, 1. jogcím-csoport)
Az 1947-es Párizsi Békeszerződésből eredő kárpótlás (24. cím, 2. alcím, 2. jogcím-csoport)
Korkedvezmény-biztosítási járulék címen átadott pénzeszköz (26. cím, 1. alcím, 7. jogcím-csoport)
Nemzetközi elszámolások kiadásai (28. cím)
Hozzájárulás az EU költségvetéséhez (29. cím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás (16. cím, 38. alcím, 1. jogcím-csoport)
Szociális intézményi foglalkoztatás normatív támogatása (16. cím, 38. alcím, 3. jogcím-csoport)
Otthonteremtési támogatás (16. cím, 46. alcím, 1. jogcím-csoport)
Gyermektartásdíjak megelőlegezése (16. cím, 46. alcím, 3. jogcím-csoport)
Mozgáskorlátozottak közlekedési támogatása (16. cím, 46. alcím, 5. jogcím-csoport)
GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (16. cím, 46. alcím, 7. jogcím-csoport)
Szociális célú humánszolgáltatások normatív állami támogatása (16. cím, 48. alcím, 1. jogcím-csoport)
Egyházi szociális intézményi normatíva kiegészítése (16. cím, 48. alcím, 3. jogcím-csoport)
Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (16. cím, 54. alcím, 7. jogcím-csoport)
Családi pótlék (20. cím, 1. alcím)
Anyasági támogatás (20. cím, 2. alcím)
Gyermekgondozási segély (20. cím, 3. alcím)
Gyermekgondozási díj részleges megtérítése (20. cím, 4. alcím)
Gyermeknevelési támogatás (20. cím, 5. alcím)
Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése (20. cím, 6. alcím)
Pénzbeli gyermekvédelmi támogatások (20. cím, 7. alcím)
Életkezdési támogatás (20. cím, 8. alcím)
Rokkantsági járadék (21. cím, 2. alcím, 1. jogcím-csoport)
Megváltozott munkaképességűek járadéka (21. cím, 2. alcím, 2. jogcím-csoport)
Egészségkárosodási járadék (21. cím, 2. alcím, 3. jogcím-csoport)
Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése (21. cím, 2. alcím, 4. jogcím-csoport)
Mezőgazdasági járadék (21. cím, 2. alcím, 5. jogcím-csoport)
Fogyatékossági támogatás és a vakok személyi járadéka (21. cím, 2. alcím, 6. jogcím-csoport)
Politikai rehabilitációs és más nyugdíj-kiegészítések (21. cím, 2. alcím, 8. jogcím-csoport)
Házastársi pótlék (21. cím, 2. alcím, 9. jogcím-csoport)
Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás, Katonai családi segély) (21. cím, 2. alcím, 13. jogcím-csoport)
Közgyógyellátás (21. cím, 3. alcím, 1. jogcím-csoport)

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI fejezet

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcím-csoport)
Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcím-csoport)
Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcím-csoport)
Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság (2. cím, 3. alcím, 4. jogcím-csoport)
Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcím-csoport)
Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcím-csoport)
Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcím-csoport)

LXIII. MUNKAERŐPIACI ALAP fejezetben
TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (1. cím, 5. alcím)
Járulékkedvezmény megtérítés (1. cím, 7. alcím)
Álláskeresési támogatások (4. cím, 1. alcím)

Vállalkozói járadék (4. cím, 2. alcím)
Jövedelempótló támogatás (4. cím, 3. alcím)
Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
Bérgarancia kifizetések (5. cím)

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)
Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)
Tizenharmadik havi nyugdíj (2. cím, 1. alcím, 6. jogcím-csoport)
Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
Vagyongazdálkodás (3. cím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport)
Külföldi gyógykezelés (2. cím, 2. alcím, 3. jogcím-csoport, 1. jogcím)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)
Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)
Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcím-csoport)
Anyatej-ellátás (2. cím, 3. alcím, 3. jogcím-csoport)
Utazási költségtérítés (2. cím, 3. alcím, 6. jogcím-csoport)
Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcím-csoport)
Egészségbiztosítás egyéb kiadásai (2. cím, 4. alcím)
Vagyongazdálkodás (3. cím)
E. Alap céltartalék (8. cím)

2. Amennyiben e törvénynek az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében, illetve ezen támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályaira vonatkozó rendelkezéseiben foglalt lehetőségek kimerültek, az eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
PHARE programok és az átmeneti támogatás programjai (10. cím, 3. alcím)
Egyéb uniós támogatást kiegészítő támogatások (10. cím, 4. alcím)
Vidékfejlesztési és halászati programok (10. cím, 11. alcím)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben
Egyéb közösségi programok (20. cím, 8. alcím)
Szolidaritási programok (20. cím, 9. alcím)

XV. GAZDASÁGI ÉS KÖZLEKEDÉSI MINISZTÉRIUM fejezetben
TEN-T pályázatok (25. cím, 30. alcím, 11. jogcím-csoport)

XVIII. KÜLÜGYMINISZTÉRIUM fejezetben
Külső Határok Alap (5. cím, 41. alcím)

XIX. UNIÓS FEJLESZTÉSEK fejezetben
I. Nemzeti Fejlesztési Terv (2. cím, 1. alcím)
Közösségi Kezdeményezések (2. cím, 2. alcím)
Kohéziós Alap támogatásból megvalósuló projektek (2. cím, 3. alcím)
Új Magyarország Fejlesztési Terv (2. cím, 4. alcím)
Területi Együttműködés (2. cím, 5. alcím)
Egyéb Uniós előirányzatok (2. cím, 6. alcím)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben
PHARE programok és az átmeneti támogatás programjai (12. cím, 5. alcím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
PHARE programok és az átmeneti támogatás programjai (16. cím, 7. alcím)
Európai Globalizációs Alap (16. cím, 56. alcím, 8. jogcím-csoport)

3. Az előirányzat a Kormány jóváhagyásával túlléphető:

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE fejezetben
Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)

XV. GAZDASÁGI ÉS KÖZLEKEDÉSI MINISZTÉRIUM fejezetben
Beruházás ösztönzési célelőirányzat (25. cím, 3. alcím, 1. jogcím-csoport)
Gyorsforgalmi úthálózat fejlesztése (25. cím, 28. alcím)
Autópálya rendelkezésre állási díj (25. cím, 30. alcím, 1. jogcím-csoport)
Kötött segélyhitelezés (25. cím, 47. alcím)
A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének ellentételezése (27. cím, 1. alcím, 3. jogcím-csoport)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció (16. cím, 38. alcím, 2. jogcím-csoport)
Hozzájárulás a lakossági energiaköltségekhez (16. cím, 92. alcím)

4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociális és munkaügyi miniszter engedélyével túlléphető:

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Folyósított ellátások utáni térítés (21. cím, 4. alcím)

5. A pénzügyminiszter egyetértésével túlléphető:

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Címzett és céltámogatások (9. cím)

6. Az állami vagyonnal kapcsolatos bevételeknek a tervezettnél kedvezőbb alakulása esetén a pénzügyminiszter jóváhagyásával – a tervezetthez viszonyított *többlet-bevételek mértékéig – túlléphető:*

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
Ingatlan vásárlás (2. cím, 1. alcím, 1. jogcím-csoport)
Ingatlan-beruházások (2. cím, 1. alcím, 3. jogcím-csoport)
Életjáradék termőföldért (2. cím, 2. alcím, 1. jogcím-csoport)
Ingatlanok fenntartásával járó kiadások (2. cím, 2. alcím, 2. jogcím-csoport)
Egyéb vagyonkezelési kiadások (2. cím, 2. alcím, 3. jogcím-csoport)

7. Az európai uniós támogatások megelőlegezése miatt; de legfeljebb a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatok finanszírozási szerződésben foglalt arányos támogatás folyósítása céljából túlléphető:

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása (12. cím)

15. számú melléklet a 2007. évi CLXIX. törvényhez

UNIÓS PROGRAMOK KÖTELEZETTSÉGVÁLLALÁSI KERET-ELŐIRÁNYZATAI

Millió forintban

A Nemzeti Stratégiai Referenciakeret keret-előirányzatai	2007 EU forrás	2008 EU forrás	2009 EU forrás	2010 EU forrás	Összesen EU forrás
Gazdaságfejlesztés Operatív Program	86 746,0	84 168,4	80 168,8	–	251 083,2
Közlekedés Operatív Program	93 638,3	143 599,5	199 936,4	238 519,0	675 693,2
Társadalmi megújulás Operatív Program	140 374,8	129 345,9	116 319,6	–	386 040,3
Államreform Operatív Program	7 204,2	6 319,6	5 344,1	–	18 867,9
Elektronikus közigazgatás Operatív Program	16 191,9	14 538,9	12 667,6	–	43 398,4
Társadalmi infrastruktúra Operatív Program	67 958,7	65 965,5	62 855,4	–	196 779,6
Környezet és energia Operatív Program	51 851,5	94 549,5	142 641,7	173 337,0	462 379,7
Nyugat-dunántúli Operatív Program	16 171,0	15 696,7	14 956,6	–	46 824,3
Közép-dunántúli Operatív Program	17 711,1	17 191,6	16 381,1	–	51 283,8
Dél-dunántúli Operatív Program	24 588,0	23 866,9	22 741,6	–	71 196,5
Dél-alföldi Operatív Program	26 107,6	25 341,9	24 147,0	–	75 596,5
Észak-alföldi Operatív Program	34 000,6	33 003,4	31 447,3	–	98 451,3
Észak-magyarországi Operatív Program	31 512,7	30 588,5	29 146,3	–	91 247,5
Közép-magyarországi Operatív Program	122 727,4	96 579,3	69 303,5	–	288 610,2
Végrehajtás Operatív Program	3 387,2	7 096,1	11 154,2	–	21 637,5
Összesen	*740 171,0*	*787 851,7*	*839 211,2*	*411 856,0*	*2 779 089,9*
Az Új Magyarország Vidékfejlesztési Program keret-előirányzatai	*141 561,3*	*133 306,4*	*123 661,6*	*126 294,6*	*524 823,9*
A Halászati Operatív Program keret-előirányzatai	*1 160,3*	*1 080,9*	*988,8*	–	*3 230,0*

16. számú melléklet a 2007. évi CLXIX. törvényhez

A DECENTRALIZÁLT FEJLESZTÉSI PROGRAMOK TÁMOGATÁSI KERETEINEK RÉGIÓNKÉNTI ÖSSZEGE

Millió forintban

Megnevezés		Közép-Magyarország	Közép-Dunántúl	Nyugat-Dunántúl	Dél-Dunántúl	Észak-Magyarország	Észak-Alföld	Dél-Alföld	Összesen
		régió							
Regionális fejlesztési tanácsok döntési hatáskörében összesen		**6 344,2**	**2 540,7**	**2 655,8**	**4 304,6**	**6 677,1**	**7 502,2**	**4 745,4**	**34 770,0**
IX.	*Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet*								
	5. sz. melléklet, 14. pont Települési önkormányzati szilárd burkolatú belterületi közutak burkolatfelújításának támogatása	4 028,0	728,8	621,6	601,6	633,6	679,2	707,2	**8 000,0**

	Megnevezés	Közép-Magyarország	Közép-Dunántúl	Nyugat-Dunántúl	Dél-Dunántúl	Észak-Magyarország	Észak-Alföld	Dél-Alföld	Összesen
		régió							
	9. cím Címzett és céltámogatások – új induló beruházások céltámogatása	8,4	3,3	3,0	23,9	55,8	75,2	30,4	200,0
	10. cím A helyi önkormányzatok fejlesztési és vis maior feladatainak támogatása	790,8	977,6	1 242,6	1 831,4	2 081,2	2 269,7	1 676,7	**10 870,0**
	Ebből: vis maior feladatok ellátása	*84,0*	*80,5*	*111,8*	*126,3*	*159,1*	*155,7*	*82,6*	***800,0***
	13. cím A leghátrányosabb helyzetű kistérségek felzárkóztatásának támogatása				717,6	1 773,9	2 408,0	900,5	**5 800,0**
XI.	*Önkormányzati és Területfejlesztési Minisztérium fejezet*								
	12. cím, 3. alcím Terület- és régiófejlesztési célelőirányzat								
	2. jogcím-csoport Vásárhelyi Terv továbbfejlesztése					700,0	300,0		**1 000,0**
	4. jogcím-csoport Decentralizált területfejlesztési programok	489,7	338,8	329,3	542,2	683,6	847,8	668,6	**3 900,0**
LXIX.	*Kutatási és Technológiai Innovációs Alap*								
	1. cím Hazai innováció támogatása	1 027,3	492,2	459,3	587,9	749,0	922,3	762,0	**5 000,0**

17. számú melléklet a 2007. évi CLXIX. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2008. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

